Form 10-K, Exhibit 13
period 1996-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 1996-10-29
CIK 913142

                                                                    EXHIBIT 13.1

                            CDT 1996 Annual Report


connectivity

[Photo of Electronic wire and cable on reels.]

[Photo of Room with person watching computer monitors.]

[Photo of Montage of electronic wire and cables computer and digital readouts.]

[Photo of Offshore oil platform.]

[Photo of Spray of fiber optic conductors.]

[Photo of Video camera.]

[Logo of CDT]

cable design technologies

annual report 1996
company profile

[Photo of Modern office building.]

[Photo of High performance multiconductor cable test equipment.]

[Photo of Factory floor with various cable manufacturing equipment]

[Photo of Man working in network communications wiring closet.]

[Photo of Array of various electronic wire and cable products.]

[Photo of Factory floor with various cable manufacturing equipment.]

cable design technologies is a leading designer and manufacturer of technologically advanced electronic data transmission cables for network, computer interconnect, and automation, sound & safety applications. Its NORDX/CDT subsidiary is a supplier of complete voice and data wiring solutions, telecommunications distribution cables, the DynaTraX(TM) automated electronic cross-connect switch, fiber optic solutions and other components required to build high performance telecommunications infrastructures.

table of contents

      1  Financial Summary

      2  Letter to Stockholders

      4  Network Structured Wiring Products

      5  Automation, Sound & Safety Products

      6  Computer Interconnect Products

      7  Communications/Multimedia Products

      8  NORDX/CDT

      9  Management's Discussion and Analysis

     14  Report of Independent Public Accountants

     15  Consolidated Financial Statements

     39  Selected Historical Consolidated Financial Data

     40  Directors, Officers and Corporate Information

Foldout  Operations at a Glance

                                                                               1
                                                               -----------------
                                                               financial summary

financial summary
(Dollars in thousands, except per share information)

Income Statement Data:                                     1996/1/       1995
--------------------------------------------------------------------------------
Sales                                                   $  357,352      $188,941
--------------------------------------------------------------------------------
Gross profit                                               111,819        63,164
Gross margin                                                  31.3%         33.4%
--------------------------------------------------------------------------------
Operating profit                                            31,527/2/     29,613
Operating margin                                               8.8%         15.7%
--------------------------------------------------------------------------------
Income before extraordinary items                           15,881        14,713
Income per common share before
  extraordinary items                                          .85           .86
--------------------------------------------------------------------------------
Net income                                                  15,285/3/     14,713
Net income per common share                                    .82           .86
--------------------------------------------------------------------------------
Balance Sheet Data:
--------------------------------------------------------------------------------
Total assets                                            $  320,105      $118,976
Current assets                                             208,456        74,341
Long-term debt (excluding current maturities)               73,068        52,696
Stockholders' equity                                       165,457        31,865
--------------------------------------------------------------------------------

/1/Includes the post-acquisition results of businesses acquired during fiscal year 1996.

/2/Includes $16.7 million of non-recurring charges, see Note 19 to the Financial
   Statements. Excluding these non-recurring charges, the operating margin was 13.5%.

/3/Excluding non-recurring and extraordinary charges, net income and net income per common share for fiscal year 1996 would have been $26.4 million and $1.42, respectively.
--------------------------------------------------------------------------------

more than a decade of growth. . .

[Chart with background of various pictures displayed on cover and inside cover. Chart title: more than a decade of growth. Data points: Sales, in millions: 1985 $27.1 and 1996 $357.4. Chart x-axis is years 1985 through 1996 with diagonal line connecting the 1985 and 1996 data points.]

2
----------------------
letter to stockholders


Dear Fellow Stockholders: By any measure, fiscal 1996 was a landmark year for CDT. Sales rose 89.1% to $357.4 million, while net income, excluding non-recurring and extraordinary charges, jumped 79.5% to $26.4 million. We completed a highly successful common stock offering, split the stock 3-for-2 and by fiscal year-end our stock price had appreciated 95%. And that's only half the story. In fiscal 1996 we continued our aggressive acquisition strategy and completed five acquisitions including the purchase in February 1996 of Northern Telecom Limited's structured wiring and communications cable businesses. This new Canadian subsidiary -- NORDX/CDT -- will be discussed in greater detail later in this report, however, it is important to highlight what it brings to our Company. As a result of the NORDX/CDT purchase we have doubled our revenues, added outstanding senior managers and gained one of the industry's most comprehensive R&D facilities. We now have over 2,000 new products that will allow us to offer customers complete, certified network systems installations.

     In August 1995 we purchased Cole-Flex Corporation and combined it with Manhattan/CDT, adding the competitive advantage of tubing and sleeving to our product lines and distribution capabilities. In September we acquired the British-based Raydex Cable Division of Volex Group p.l.c., which expanded sales in the European market of specialty cable for network, CATV, military and industrial applications. In June 1996 we purchased Denmark-based Cekan A/S, a manufacturer of high performance telecommunications connectors, and in July we acquired X-Mark Industries, a highly regarded manufacturer of specialized metal enclosures for network systems. Concurrent with our common stock offering, CDT negotiated a new $200 million credit agreement. As a result of the common stock offering and after the acquisition of five businesses in fiscal 1996, we ended the fiscal year with a stronger balance sheet than a year ago. At July 31, 1996, CDT had over 2,100 employees and approximately 2.3 million square feet of manufacturing space and warehousing facilities. We have emerged as a true industry leader in the specialty cable and connectivity markets worldwide.

[Graphic of Background is picture of spray of optic conductors. Data +89%.
Caption: sales.]

RESULTS . . . Net sales for the fiscal year ended July 31, 1996 were a record $357.4 million versus $188.9 million for fiscal 1995 with the addition of sales by CDT's recently acquired NORDX/CDT, Raydex/CDT, X-Mark/CDT and Cekan/CDT operations. Operating income, excluding certain non-recurring charges, was $48.3 million compared to $29.6 million in fiscal 1995. Net income, excluding non-recurring and extraordinary charges, was $26.4 million ($1.42 per share) compared to net income of $14.7 million ($0.86 per share) in fiscal 1995. Net income for fiscal 1996, including non-recurring and extraordinary charges, was $15.3 million ($0.82 per share).

     Results for fiscal 1996 reflect increased profits in three of our primary business groups: network structured wiring; automation, sound & safety; and communications/multimedia products. Sales outside of North America

                                                                               3
                                                          ----------------------
                                                          letter to stockholders

rose 191.4%, including acquisitions, especially at Raydex/CDT (United Kingdom) and NEK/CDT (Sweden) where the addition of high-speed production equipment and capacity expansions were completed during the year. A disruption in the Level 5 Teflon(R) FEP plenum cable marketplace during the third and fourth quarters and the unusual drop in copper prices, precipitated by the Sumitomo situation in June 1996, negatively impacted fiscal 1996 earnings.

[Graphic Background is earth picture with electronic cable around it. Data:
+65%. Caption: Earnings per Share**]

WORLDWIDE EXPANSION . . . Global demand for information and higher speed communication links are providing CDT with excellent opportunities. In a rapidly growing market, geographic expansion is critical to developing a leadership position and we have been doing just that -- expanding our international base. In fiscal 1995, 16% of CDT's total sales came from overseas. In fiscal 1996 that number had grown to 24%. Adding in the strong market share that NORDX/CDT brings to us, the Company is targeting 50% international sales by the end of the decade. CDT is aggressively pursuing European business through its NEK/CDT, Raydex/CDT and Anglo/CDT (United Kingdom) operations. Sales to the former eastern bloc countries, Latin America and the Pacific Rim should increase in fiscal 1997.

THE YEAR AHEAD . . . Today, CDT is truly a worldwide presence in the high-growth specialty cable and connectivity marketplace. We are at a strategic crossroads in our history. The demand for high performance cable and connectivity products continues to be strong. Growth of the Internet, acceptance of asynchronous transfer mode (ATM) technology, higher speed and bandwidth requirements and the fast-growing multimedia markets -- all of these developments point to an expanding market for CDT's products.

[Graphic Background is picture of Montage of electronic wire and cables computer and digital readouts. Data + 79%. Caption: Earnings per Share*]

     In fiscal 1997, we have four principal objectives:

     . To grow both internally and externally by broadening the Company into growth categories of electronic connectivity like factory automation, robotics, medical care and specialty niche markets.

     . To integrate our NORDX/CDT acquisition and its four operating divisions and implement a management initiative to reduce costs and streamline operations over the next 24 months.

     . To incent and rationalize the CDT sales forces worldwide to cross-sell the expansive product offerings that we now have available.

     . To continue to aggressively develop and market high-performance products like the DynaTraX(TM) automated electronic network system switch, which represents the new product innovation essential to maintaining global growth.

     Underlying all the exciting accomplishments discussed in this Letter are the talented and highly-motivated employees who have helped make CDT a recognized leader in its markets. To our stockholders, customers and employees, I extend my gratitude for an outstanding year.



                                   /s/ Paul M. Olson

                                       Paul M. Olson
                                       President and CEO
*Excluding non-recurring charges       October 9, 1996

4                    [Graphic of Two segment pie chart. Proportions: 52 and 48.]
----------------------------------
network structured wiring products

In fiscal 1996, network structured wiring products accounted for 52% of CDT's total sales.

Network structured wiring products remains one of the fastest growing and profitable CDT product groups. With the addition of NORDX/CDT, we are now in a position to reach 40% of the connectivity network market that was previously unavailable. The reason is simple: end-to-end certified solutions. CDT is now one of only a few manufacturers in North America that can offer customers a complete, warranted and certified, end-to-end network structured wiring system including cables, connecting hardware and a group of certified installers to put it all in place. The Mohawk/CDT, Montrose/CDT and Phalo/CDT divisions also now supply certified, end-to-end systems in conjunction with connectivity partners.

Fueling the demand for network structured wiring products has been the unprecedented technological advances in computers and software that have necessitated faster data speeds without diminishing data integrity. The move to Category 5 cable is expected to continue to increase as office buildings are upgraded to accommodate advanced network requirements. The demand for greater speed has been driven by the evolution of multimedia computing -- the integration of video images, high fidelity sound, synthesized human speech and data. Multimedia needs are expected to fuel continued growth in the PC markets, thereby creating an expanding base for computer networks to link them.

left to right starting top left:
[Photo of Man working in network communications wiring closet]
[Photo of Four electron wire and cable products.]
[Photo of Modern office building]
[Photo of Factory floor with various cable manufacturing equipment.]

highlights

 . Fiscal 1996 sales were $186.2 million, an 82% increase over 1995 sales of $102.4 million.

 . A new addition was completed to double our fiber optic cable capacity and broaden product offerings.

 . International sales continue to grow with additional opportunities for CDT opening up in the Pacific Rim and Eastern Europe.

 . CDT recently opened a 40,000 sq. ft. manufacturing facility at Phalo/CDT for the production of shielded and unshielded high speed data cables capable of 622 Mbps.

[Graphic of Two segment pie chart. Proportions: 19 and 81.                     5
                                             -----------------------------------
                                             automation, sound & safety products

Automation, sound & safety products accounted for 19% of fiscal 1996 sales.

Automation, sound & safety encompasses three distinct applications for data and signal transmission cables. Automation applications include climate control and sophisticated security systems involving motion detection and video surveillance. Sound includes voice activation, evacuation and similar systems, and safety cable refers to certain attributes of data transmission cable that improve its performance under hazardous conditions like fires and environmental difficulties. Opportunities for CDT's products exist in Europe as a result of growing demand for zero halogen cables and for cables that maintain circuit integrity in a building fire. Also, the change from analog to digital systems is creating demand for specialized shielded cables to replace existing unshielded twisted pair products. Finally, demand is growing for more sophisticated "intelligent building" applications in locations like hospitals, schools and major buildings.

left to right, starting top left:
[Photo of Factory floor with various cable manufacturing equipment.] [Photo of Five electronic wire and cable products.]
[Photo of Offshore oil platform.]
[Photo of Factory floor with various cable manufacturing euqipment.]

highlights

 . Fiscal 1996 sales were $68.7 million, an increase of 46% over 1995 sales of $47.2 million.

 . CDT has developed prototype composite cables that integrate climate control, security, video, sound, communications and power.

 . Like the workplace, the anticipated growth of multimedia applications for the "smart house" should create a strong demand for advanced cables that can combine CATV, telephone, entertainment and automation. CDT is currently developing cables to address this marketplace.

 . Products in this group continue to receive an excellent reception. These products include Aquaseal(R), multimedia composite cables and flexible plenum cables.

6                     [Graphic of Two segment pie chart. Proportions: 5 and 95.]
------------------------------
computer interconnect products

In fiscal 1996, computer interconnect products accounted for 5% of CDT's total sales.

Demand for more complex and efficient data computation has led to a corresponding demand for both faster and smaller computing and switching equipment with advanced cable requirements. Computer interconnect products refers to CDT's family of data transmission cables used to internally connect components of computer, telecommunication switching and related electronic equipment, as well as to externally connect large and small computers to a variety of peripheral devices. These cables are usually customized to meet computer original equipment manufacturers (OEM) specifications as well as international standards agency requirements. The close working relationship between CDT's engineering personnel and OEM component engineers during the product design and development process has enabled us to establish an excellent supplier relationship with our OEMs with respect to new products.

left to right, starting top left:
[Photo of factory floor with various cable manufacturing equipment.] [Photo of Array of 4 electronic wire and cable products.]
[Photo of Room with person watching computer monitors.]
[Photo of Cable processing machine.]

highlights

 . CDT added new machinery to expand product offerings of flat, flexible cable.

 . With the acquisition of NORDX/CDT, we expanded our product offering of foamed, high-speed electronic interconnect mainframe cables.

 . Looking ahead to fiscal 1997, we expect further penetration of the shielded cable markets, increased sales of our specialty OEM product lines and introduction of high performance cables to the automotive industry.

 . With the acquisition of Raydex/CDT we enhanced European sales by offering PTFE foamed, tape computer cables and we also added a European sales force to address the specialty cable markets.

[Graphic of Two segment pie chart. Proportions: 14 and 86]                     7
                                              ----------------------------------
                                              communications/multimedia products

Communications/multimedia products accounted for 14% of fiscal 1996 sales.

With the acquisition of NORDX/CDT, the Company added a fourth product grouping communications/multimedia products. In fiscal 1996, this business group was primarily communications-oriented, however, three separate CDT divisions are currently working on multimedia product offerings for this growing marketplace. Through the newly organized NORCOM Division of NORDX/CDT in Kingston, Ontario, CDT now has the largest communications cable operations in Canada. Its state-of-the-art, computer-driven facility has been meeting the demand for communications cable, switchboard cable and equipment cable. This demand is being partially driven by the household demand for additional phone lines to carry fax and PC applications and to satisfy growing home Internet usage and home office and telecommuting needs.

left to right, starting top left:
[Photo of Multimedia control console.]
[Photo of Work-in-process communication cable.]
[Photo of Man working in network communications wiring closet.]
[Photo of Video camera.]

highlights

 . Since joining CDT, this group recorded fiscal 1996 sales of $49.4 million.

 . NORDX's SuperPIC(R) cable for broadband multimedia applications is in the process of being field-trialed with three major telephone companies. This high bandwidth cable can carry 52 Mbps over distances of one kilometer in conjunction with advanced electronics equipment.

 . NEK/CDT, West Penn/CDT and Mohawk/CDT are working on the development of a variety of multimedia products to bring cable into the home.

 . Replacement and upgrade to the existing base of communications cable is long overdue. CDT's communications cable group should be a direct beneficiary of this replacement market.

8
---------
NORDX/CDT

Introducing NORDX/CDT

[Photo of Various Nordx/CDT IBDN network structured wiring products.]

NORDX/CDT -- a new name in the marketplace -- is a company with a 100-year history in the design and manufacture of products for the communications industry. NORDX/CDT was created in February 1996 when Cable Design
Technologies purchased Northern Telecom Limited's communications cable and IBDN network structured wiring products businesses. NORDX/CDT currently manufactures and markets over 2,000 different products including cables, connectors and patch panels of the IBDN structured wiring system, the DynaTraX(TM) wiring closet automation product line and communications cables for outside plant needs. These products are manufactured at facilities in Lachine, Quebec, Kingston, Ontario and Mexico. NORDX/CDT maintains one of the industry's most sophisticated in-house research and development laboratories dedicated to the design and development of communications products for data, voice and video.

[Photo of DynaTraX automated electronic cross-connect switch.]

[Photo of Fireworks celebration commemorating 25 years of excellence at the Kingston Communications cable plant.]

highlights

 . Through its Certified Systems Vendors (CSVs) and Factory Authorized
  Contractors (FACs), NORDX/CDT can offer complete, end-to-end, certified systems to its customers.

 . In 1996, NORDX/CDT introduced the industry's first large-scale automated network cabling management solution: DynaTraX(TM). This is a unique, high-performance electronic cross-connect switch that is installed in the wiring closet and operated from a desktop PC.

 . NORDX/CDT recently engineered an innovative broadband communications PIC cable and drop wire that offers a six-fold increase in available bandwidth over existing outside telephone distribution cabling.

 . In June 1996, CDT purchased Denmark-based Cekan A/S, a high performance telecommunications connector manufacturer. Reporting directly to NORDX/CDT, Cekan/CDT greatly enhances the Company's capability in the areas of engineering, manufacturing and design of connectors and plastic molded components.

                                                                               9
--------------------------------------------------------------------------------
      management's discussion and analysis of financial condition and results of operations


General

The following discussion of the Company's consolidated historical results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this report.

Results of Operations

The following table presents, for the periods indicated, the percentage relationship to net sales of certain items in the Company's statement of operations.


                                                  Percentage of Net Sales
                                               For Fiscal Year Ended July 31,
                                                   1996       1995       1994
                                               ---------------------------------
Net sales                                         100.0%     100.0%     100.0%
Cost of sales                                      68.7       66.6       66.3
Gross profit                                       31.3       33.4       33.7
Selling, general and administrative costs          17.8       17.8       18.7
Non-recurring charges                               4.7         --         --
Income from operations                              8.8       15.7       15.0
Income before extraordinary item                    4.4        7.8        7.0
Net income                                          4.3        7.8        4.2

Year Ended July 31, 1996 Compared with Year Ended July 31, 1995

Net Sales. Net sales increased $168.4 million, or 89.1%, to $357.4 million for the year ended July 31, 1996 ("fiscal 1996") compared to $188.9 million for the year ended July 31, 1995 ("fiscal 1995"). The increase in fiscal 1996 net sales includes $143.1 million of post-acquisition sales by recently acquired businesses. Sales of network structured wiring products increased $83.8 million, or 82.0%, primarily as a result of the addition of the post-acquisition sales of these products by NORDX/CDT and other recently acquired businesses, as well as an increase in network cable products sales by the Company's existing operating units during the first half of fiscal 1996. A disruption in the Category 5 Teflon(R) plenum network cable market early in the third quarter of fiscal 1996 due to a build-up of distributor inventories of these products and a greater availability of Teflon(R) raw material resulted in reduced sales volume and lower selling prices for these products by the Company's existing operating units during the second half of fiscal 1996. The negative effect of the reduced sales of Category 5 Teflon(R) plenum network cables was partially offset by increased sales of fiber optic network cables and continued sales of non-plenum Category 5 network cables during the period. Sales of automation, sound & safety cable products increased $21.5 million, or 45.6%, primarily as a result of the addition of the post-acquisition sales of these products by the recently acquired businesses, Raydex/CDT in the United Kingdom and Manhattan/CDT in the U.S., as well as a solid increase in sales by the Company's principal domestic manufacturing division for these products, West Penn/CDT. As a part of the Company's acquisition of NORDX/CDT, the Company acquired a new primary business group, communications cable products. NORDX/CDT's post-acquisition sales of communications cable products accounted for 29% of the Company's overall increase in net sales for fiscal 1996. Sales of computer interconnect cable products, which accounted for approximately 5% of fiscal 1996 overall sales, decreased $4.1 million in fiscal 1996 primarily as a result of lower sales of certain mid-range computer system interconnect cables which have been phased out by hardware designers in favor of Category 5 twisted pair and patch cable technology. International sales (outside of North America) increased $55.9 million, or 191.4%, to $85.1 million in fiscal 1996 compared to $29.2 million in fiscal 1995 due primarily to the addition of the post-acquisition international sales by the recently acquired businesses, Raydex/CDT and NORDX/CDT, as well as increased international sales by the Company's existing businesses.

                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

10
--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)

Year Ended July 31, 1996 Compared with Year Ended July 31, 1995 continued

Gross Profit. Gross profit increased $48.7 million, or 77.0%, to $111.8 million in fiscal 1996 compared to $63.2 million for fiscal 1995. The increase in fiscal 1996 gross profit includes the post-acquisition gross profit generated by recently acquired businesses of $37.1 million. The gross profit from the sales of network structured wiring products accounted for approximately 62% of the increase in gross profit for fiscal 1996. Gross profit from the sales of communications cable products and automation, sound & safety cable products represented approximately 25% and 10% of the overall increase in gross profit, respectively. The significant drop in the market prices of copper in June 1996 due primarily to the news of the alleged Sumitomo trading scandal resulted in a reduction in the selling prices for communication cables which negatively impacted earnings in the fourth fiscal quarter. The negative effect on gross profit because of the reduction in the selling prices for communications cables is temporary and should be neutralized when the higher cost copper raw material on hand for communication cables has been worked out of inventory. The gross margin for fiscal 1996 was 31.3% compared to a gross margin of 33.4% for fiscal 1995. The decrease in the gross margin for fiscal 1996 was due primarily to the comparatively lower gross margin of certain of the recently acquired businesses, primarily NORDX/CDT's communication cables business and Raydex/CDT's non-network cable products sales.

Selling, General and Administrative Expense. Selling, general and administrative expense ("SG&A") increased $30.0 million, or 89.4%, to $63.6 million, for fiscal 1996 compared to $33.6 million for fiscal 1995. The increase in fiscal 1996 SG&A was primarily the result of the addition of $25.9 million post-acquisition SG&A of the recently acquired businesses, principally NORDX/CDT. As a percentage of sales, SG&A of 17.8% for fiscal 1996 was unchanged as compared to 17.8% for fiscal 1995.

Non-Recurring Charges. In connection with the NORDX/CDT acquisition, the Company engaged an independent appraisal firm to prepare a valuation of the assets acquired to serve as a basis for allocation of the purchase price. As a result of the valuation, the fair market value of the purchased in-process research and development relating to the development of the DynaTraX(TM) automated network cross-connect switch was determined to be $9.8 million. In accordance with generally accepted accounting practices this amount was charged to operations upon the acquisition of NORDX/CDT in the third quarter of fiscal year 1996. In addition, stock appreciation rights of $6.9 million vested upon the completion of the February 28, 1996 Common Stock Offering (the "Offering").

Income from Operations. Income from operations excluding non-recurring charges for fiscal 1996 increased $18.6 million, or 63.0%, to $48.3 million compared to $29.6 million for fiscal 1995. Including non-recurring charges, income from operations for fiscal 1996 was $31.5 million. The operating margin for fiscal 1996, derived by dividing operating income excluding non-recurring charges by net sales, was 13.5% compared to 15.7% for fiscal 1995. The decrease in the operating margin in fiscal 1996 was due primarily to the comparatively lower gross margin of certain of the recently acquired businesses discussed above under Gross Profit.

Net Income. Fiscal 1996 net income was $15.3 million, or $0.82 per share, compared to net income of $14.7 million, or $0.86 per share, for fiscal 1995. Excluding the non-recurring charges (of $10.5 million, net of tax) discussed above under Non-Recurring Charges and an extraordinary charge (of $0.6 million, net of tax) due to the early extinguishment of debt in the third quarter of fiscal 1996, net income for fiscal 1996 was $26.4 million, or $1.42 per share.

------------------
ANNUAL REPORT 1996

                                                                              11
--------------------------------------------------------------------------------
      management's discussion and analysis of financial condition and results of operations (continued)


Year Ended July 31, 1995 Compared with Year Ended July 31, 1994

Net Sales. Net sales increased $43.6 million, or 30.0%, to $188.9 million for the year ended July 31, 1995 compared to $145.4 million for the year ended July 31, 1994 ("fiscal 1994") primarily as a result of an increase in demand for network systems cable products as well as an increase in prices of Teflon(R) FEP Level 5 cable products. Significant growth in sales of network systems cable products of $29.2 million, or 39.9%, was driven by the strong demand for higher speed communication networks, the growth of networked high-speed workstations and personal computers and the favorable pricing environment for Category 5 Teflon(R) FEP cable products. The sales of automation, sound & safety cable products continued to grow as a result of the strong domestic economy, increasing $7.5 million, or 18.9%, over sales of these products for fiscal 1994. In fiscal 1995, sales of computer interconnect cable products increased $4.3 million, or 23.1%, primarily as a result of higher sales of zero halogen products. International sales increased $10.8 million, or 52.7%, primarily as a result of increased sales by the Company's foreign subsidiaries, NEK/CDT in Sweden and Anglo/CDT in the U.K. and greater export sales of network systems cable products.

Gross Profit. Gross profit increased $14.2 million, or 29.0%, to $63.2 million in fiscal 1995 from $49.0 million for fiscal 1994. Approximately 60% of the increase in gross profit is attributable to network systems cable sales as a result of higher sales volume and improved product pricing. The gross profit attributable to sales of automation, sound & safety products and computer interconnect products represented approximately 22% and 13%, respectively, of the overall increase in gross profit.

Gross margin for fiscal 1995 was 33.4% compared to 33.7% for fiscal 1994. The Company's Swedish subsidiary acquired in May 1994, NEK/CDT, emerged from its post-acquisition turnaround period in the second half of fiscal 1995, generating 67.4% of its year-to-date gross profit in the last two quarters. Excluding NEK/CDT's gross margin, which was not comparable to that of the Company's other operations, the gross margin for fiscal 1995 would have been 34.0%.

Selling, General and Administrative Expense. SG&A increased by $6.4 million, or 23.5%, to $33.6 million in fiscal 1995 from $27.2 million in fiscal 1994. The increase in SG&A was primarily the result of higher sales related items, such as commissions and delivery expenses, and the incremental SG&A attributable to recent acquisitions. As a percentage of sales, SG&A in fiscal 1995 decreased to 17.8% compared to 18.7% in fiscal 1994.

Income from Operations. Income from operations increased $7.8 million, or 35.8%, in fiscal 1995 to $29.6 million compared to $21.8 million for fiscal 1994. The Company's operating margin, improved to 15.7% in fiscal 1995 compared to 15.0% in fiscal 1994.

Net Income. Net income increased $4.1 million, or 39.2%, to $14.7 million for fiscal 1995 compared to pro forma net income before extraordinary item of $10.6 million for fiscal 1994. Pro forma income before extraordinary items for fiscal 1994 reflects adjustments to interest expense indicating what these amounts would have been had the Company's initial public offering occurred on August 1, 1993.

                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

12
--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)

Financial Condition

Liquidity and Capital Resources. Based on the Company's current expectations for its business, management believes that its cash flow from operations and the available portion of its revolving credit facilities and foreign credit facility will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

On February 2, 1996, the Company entered into a new U.S. and Canadian credit agreement (the "New Credit Agreement"). The New Credit Agreement, pursuant to its provision for the adjustment of the loan structure upon the debt reductions required as a result of the Offering is comprised of a $102.1 million revolver loan (the "U.S. Revolver"), a CDN $48.1 million Canadian term loan and a CDN $53.3 million Canadian revolver loan (the "Canadian Revolver"). The New Credit Agreement specifies interest at varying margins over bank prime, London Inter-Bank Offered Rate, Eurodollar, or bankers acceptances interest rates based on certain financial ratios. The initial applicable margin of 1.75% was reduced to 1% after the completion of the Offering. A commitment fee of 3/8% to 1/2% will be accrued on the unused portion of the U.S. Revolver and Canadian Revolver. The initial proceeds provided by the New Credit Agreement were used to retire the debt outstanding under the previous credit agreement and to purchase the net assets of NORDX/CDT. On July 31, 1996, the Company had approximately $107.2 million of availability under the U.S. and Canadian Revolver loans and $4.7 million of availability under its $12.0 million foreign demand credit line.

As of February 2, 1996, the Company completed the acquisition of Northern Telecom Limited's structured wiring systems and communication cables businesses, now NORDX/CDT, for approximately $86 million.

On February 28, 1996, the Company effected the Offering, which involved a primary and secondary offering of the Company's common stock. The net proceeds received by the Company from the Offering were approximately $113.9 million based on a public offering price of $40.50 per share. Approximately $94.8 million of the net proceeds were used to repay certain existing indebtedness under the New Credit Agreement.

Working Capital. During fiscal 1996 operating working capital increased $24.1 million, excluding increases resulting from the initial recording of the working capital of acquired businesses. The change in operating working capital was primarily the result of increases in accounts receivable ($28.0 million) and inventories ($13.0 million) which were partially offset by increases in accounts payable ($5.3 million) and other accrued liabilities ($11.7 million). The change in operating working capital excludes changes in cash and current maturities of long-term debt.

Cash Flow. After providing for the increase in working capital, the Company generated $4.7 million of net cash from operating activities during fiscal 1996. The net cash used by investing activities during fiscal 1996 of $120.6 million included $104.7 million for the acquisition of businesses (principally NORDX/CDT and Raydex/CDT) and $15.9 million for capital projects. Net cash provided by financing activities of $129.8 million included $116.3 million from the issuance of common stock and $13.5 million (net) from debt sources. The net increase in cash for fiscal 1996 was $13.9 million.

------------------
ANNUAL REPORT 1996

                                                                              13
--------------------------------------------------------------------------------
      management's discussion and analysis of financial condition and results of operations (continued)


Financial Condition continued

Capital Expenditures. During fiscal 1996 and fiscal 1995, the Company expended $15.9 million and $5.7 million, respectively, for capital projects. The expenditures for fiscal 1996 were made to increase manufacturing efficiencies and to expand the Company's overall production capacity of new and existing product lines, particularly for the production of high performance network systems cable products, including: the purchase of new production and testing equipment for a new facility at Phalo/CDT to manufacture network cables that exceed Level 5 performance standards; the construction of a new sales, training and administration facility and the purchase of equipment for coaxial cable production at West Penn/CDT; the purchase of additional production equipment for the recently acquired Raydex/CDT and NORDX/CDT operations; and the expansion of NEK/CDT's manufacturing plant and production capacity. The Company expects to spend approximately $27.1 million for capital projects for the year ending July 31, 1997 without regard to potential acquisitions.


Effects of Inflation

The Company does not believe that inflation had a significant impact on the Company's results of operations for the periods presented. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operation results by controlling operation costs and, whenever possible, seeking to insure that selling prices reflect increases in costs due to inflation.


New Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This statement requires review and measurement methods to calculate impairment of long-lived assets, including certain identifiable intangibles and goodwill, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not believe that adoption of the new statement will have a material impact on the Company's financial results.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a "fair value based method" of financial accounting and related reporting standards for stock-based employee compensation plans, such as the Company's 1993 Stock Incentive Plan (see Note 10). SFAS No. 123 becomes effective for the year ending July 31, 1997 ("Fiscal 1997") and provides for adoption in the income statement or through disclosure. The Company anticipates continuing to account for its 1993 Stock Incentive Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, but will provide the required disclosure in the footnotes to the fiscal 1997 financial statements.


Forward-Looking Statements -- Under the Private Securities Litigation Act of
1995

Certain of the statements in this annual report are forward-looking statements. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including the level of market demand for the Company's products, competitive pressures, the ability to achieve reductions in operating costs and to continue to integrate acquisitions, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters and other specific factors discussed in the Company's Prospectus, dated February 27, 1996, and other Securities and Exchange Commission filings. The information contained herein represents management's best judgment as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments or information obtained after the date hereof and disclaims any legal obligation to the contrary.

                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

14
--------------------------------------------------------------------------------
report of independent public accountants

To the Board of Directors of
Cable Design Technologies Corporation and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Cable Design Technologies Corporation (a Delaware corporation) and Subsidiaries as of July 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Design Technologies Corporation and Subsidiaries as of July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Pittsburgh, Pennsylvania
September 11, 1996


------------------
ANNUAL REPORT 1996

                                                                              15
--------------------------------------------------------------------------------
                                               consolidated statements of income


(Dollars in thousands, except per share information)

                                                                        Year Ended July 31,
                                                                     1996       1995       1994
                                                                -------------------------------
Net sales                                                       $ 357,352   $188,941   $145,389
Cost of sales                                                     245,533    125,777     96,415
-----------------------------------------------------------------------------------------------
  Gross profit                                                    111,819     63,164     48,974
Selling, general and administrative expenses                       63,562     33,551     27,173
Non-recurring charges                                              16,730         --         --
-----------------------------------------------------------------------------------------------
  Income from operations                                           31,527     29,613     21,801
Interest expense, net                                               5,362      5,111      5,247
Other (income) expense, net                                           271         (5)      (342)
-----------------------------------------------------------------------------------------------
  Income before income taxes and extraordinary items               25,894     24,507     16,896
Income tax provision                                               10,013      9,794      6,758
-----------------------------------------------------------------------------------------------
  Income before extraordinary items                                15,881     14,713     10,138
-----------------------------------------------------------------------------------------------
Extraordinary loss on the early extinguishment of debt               (596)        --     (3,998)
-----------------------------------------------------------------------------------------------
  Net income                                                    $  15,285   $ 14,713   $  6,140
-----------------------------------------------------------------------------------------------

Income per share of common stock:
Primary:
  Income before extraordinary items                                $ 0.85     $ 0.86   $   0.65
  Extraordinary loss                                                (0.03)        --      (0.25)
-----------------------------------------------------------------------------------------------
  Net income                                                       $ 0.82     $ 0.86   $   0.40
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

16
--------------------------------------------------------------------------------
consolidated balance sheets


(Dollars in thousands, except share information)


                                                                                                         July 31,
                                                                                                   --------------------
                                                                                                        1996       1995
ASSETS
Current Assets:
  Cash and cash equivalents                                                                        $  16,097   $  2,210
  Accounts receivable, net of allowance for uncollectible accounts of
    $2,660 and $1,553, respectively                                                                   96,490     32,925
  Inventories                                                                                         90,618     35,377
  Prepaid expenses and other                                                                           1,965      1,654
  Deferred income taxes                                                                                3,286      2,175
-----------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                             208,456     74,341
-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                                    89,519     30,147
Intangible assets                                                                                      4,321      1,534
Goodwill, net of accumulated amortization of $3,263 and $2,785, respectively                          16,692     12,212
Other assets                                                                                           1,117        742
-----------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   $ 320,105   $118,976
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt                                                             $   7,536   $  8,829
  Accounts payable                                                                                    31,279     11,421
  Accrued payroll and related benefits                                                                11,689      4,630
  Accrued taxes                                                                                        6,346      1,625
  Other accrued liabilities                                                                           15,832      4,365
-----------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                         72,682     30,870
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                        73,068     52,696
Other non-current liabilities                                                                          4,815         --
Deferred income taxes                                                                                  4,083      3,545
-----------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                154,648     87,111
-----------------------------------------------------------------------------------------------------------------------
Contingencies (Note 16)

Stockholders' Equity:
Preferred stock, par value $.01 per share -- authorized 1,000,000 shares, no shares issued                --         --
Common stock, par value $.01 per share -- authorized 25,000,000 shares,
  issued and outstanding 18,054,498 and 14,615,855 shares, respectively                                  181         98
Paid-in capital                                                                                      152,864     35,973
Deferred compensation                                                                                   (208)      (330)
Retained earnings (accumulated deficit):
  Retained earnings                                                                                   64,840     48,848
  Recapitalization distribution on July 14, 1988                                                     (52,656)   (52,656)
-----------------------------------------------------------------------------------------------------------------------
    Retained earnings (accumulated deficit), net                                                      12,184     (3,808)
Currency translation adjustment                                                                          436        (68)
-----------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                       165,457     31,865
-----------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                                     $ 320,105   $118,976
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

------------------
ANNUAL REPORT 1996

                                                                              17
--------------------------------------------------------------------------------
                                           consolidated statements of cash flows



(Dollars in thousands)

                                                                                                           Year Ended July 31,
                                                                                                       1996       1995        1994
                                                                                                  --------------------------------
Cash flow from operating activities:
  Net income                                                                                      $  15,285   $ 14,713   $   6,140
  Adjustments for noncash items to reconcile net income
    to cash provided by operating activities:
    Depreciation                                                                                      4,523      2,423       1,864
    Amortization                                                                                      1,465      1,392       1,496
    Gain on termination of capital lease                                                                 --         --        (332)
    Extraordinary loss on early extinguishment of debt                                                  596         --       3,998
    Tax benefit on extraordinary loss                                                                    --         --       2,754
    Purchased in-process research and development                                                     9,826         --          --
    Deferred income taxes                                                                            (2,550)      (114)         43
  Changes in assets and liabilities net of effects of business acquired:
    Accounts receivable                                                                             (27,972)    (6,460)     (4,260)
    Inventories                                                                                     (13,037)    (2,855)     (6,237)
    Prepaid expenses and other                                                                          (90)      (264)         17
    Accounts payable                                                                                  5,255      2,479       1,235
    Accrued payroll and related benefits                                                              5,542      1,411         232
    Accrued taxes                                                                                     4,718        283        (541)
    Other accrued liabilities                                                                         1,469      1,882      (1,142)
    Other non-current assets                                                                           (333)        (9)         64
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                       4,697     14,881       5,331
----------------------------------------------------------------------------------------------------------------------------------
  Cash flow from investing activities:
    Purchases of property, plant and equipment                                                      (15,898)    (5,686)     (3,984)
    Acquisition of businesses, including transaction costs,
      net of cash acquired                                                                         (104,681)    (3,211)     (1,490)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                                        (120,579)    (8,897)     (5,474)
----------------------------------------------------------------------------------------------------------------------------------
  Cash flow from financing activities:
    Change in restricted cash                                                                            --      1,485          99
    Net change in revolving note borrowings                                                          24,021     (8,044)    (24,650)
    Funds provided by long-term debt                                                                 82,517      7,612     124,500
    Funds used to reduce long-term debt                                                             (90,950)    (7,238)   (116,704)
    Net proceeds from issuance of common stock                                                      116,291        187      29,221
    Payments of deferred financing fees                                                              (2,121)        --      (6,110)
    Repurchase of common stock and warrants                                                              --         --      (4,260)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                                           129,758     (5,998)      2,096
----------------------------------------------------------------------------------------------------------------------------------
Effect of currency translation on cash                                                                   11        (18)         (1)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                                      13,887        (32)      1,952
Cash, beginning of year                                                                               2,210      2,242         290
----------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                                 $  16,097   $  2,210   $   2,242
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

18
--------------------------------------------------------------------------------
consolidated statements of stockholders' Equity


For The Years Ended July 31, 1996, 1995 and 1994
(Dollars in thousands, except share information)

                                                     Class B
                                Common Stock       Common Stock             Retained                                     Total
                              ----------------  -----------------           Earnings             Currency   Deferred    Stock-
                               Shares     Par    Shares    Par   Paid-In  (Accumulated          Translation Compen-    holders'
                               Issued    Value   Issued   Value  Capital    Deficit)   Warrants Adjustments sation      Equity
------------------------------------------------------------------------------------------------------------------------------
BALANCE, July 31, 1993        6,161,379  $ 62   693,697   $ 7   $  8,818    $(24,661)  $    --       $(546) $  --    $ (16,320)
 Net income                          --    --        --    --         --       6,140        --          --     --        6,140
 Repurchase and cancellation
  of Class B common stock            --    --  (693,697)   (7)    (4,253)         --        --          --     --       (4,260)
 Warrants issued on
  subordinate debt                   --    --        --    --         --          --     1,500          --     --        1,500
 Initial public offering and
  conversion of warrants      3,500,000    35        --    --     30,681          --    (1,500)         --     --       29,216
 Exercise of options              4,727    --        --    --          5          --        --          --     --            5
 Deferred compensation --
  stock grant plan               43,670    --        --    --        513          --        --          --   (513)         --
 Deferred compensation --
  stock option plan                  --    --        --    --         23          --        --          --    (23)         --
 Amortization of deferred
  compensation                       --    --        --    --         --          --        --          --     41          41
 Change in currency
  translation adjustments            --    --        --    --         --          --        --         (79)    --         (79)
------------------------------------------------------------------------------------------------------------------------------

BALANCE, July 31, 1994        9,709,776    97        --    --     35,787     (18,521)       --        (625)  (495)     16,243
 Net income                          --    --        --    --         --      14,713        --          --     --      14,713
 Exercise of options             34,127     1        --    --        186          --        --          --     --         187
 Amortization of deferred
  compensation                       --    --        --    --         --          --        --          --    165         165
 Change in currency
  translation adjustments            --    --        --    --         --          --        --         557     --         557
------------------------------------------------------------------------------------------------------------------------------

BALANCE, July 31, 1995        9,743,903    98        --    --     35,973      (3,808)       --         (68)  (330)     31,865
 Net income                          --    --        --    --         --      15,285        --          --     --      15,285
 Exercise of options            255,100     3        --    --      2,406          --        --          --     --       2,409
 Stock grants                     2,250    --        --    --         45          --        --          --     --          45
 Amortization of deferred
  compensation                       --    --        --    --         --          --        --          --    122         122
 Stock split                  4,871,934    48        --    --         --         (48)       --          --     --          --
 Stock offering               2,970,000    30        --    --    113,850          --        --          --     --     113,880
 Pooling of interest            211,311     2        --    --        590         755        --          --     --       1,347
 Change in currency
  translation adjustments            --    --        --    --         --          --        --         504     --         504
------------------------------------------------------------------------------------------------------------------------------
BALANCE, July 31, 1996       18,054,498  $181        --   $--   $152,864    $ 12,184   $    --       $ 436  $(208)   $ 165,457
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


------------------
ANNUAL REPORT 1996

                                                                              19
--------------------------------------------------------------------------------
                                      notes to consolidated financial statements

1. Operations


Cable Design Technologies Corporation (the "Company") is a leading designer and manufacturer of technologically advanced electronic data transmission cables and passive components for network structured wiring; automation, sound & safety; computer interconnect; and communications applications.

On July 14, 1988, the Company acquired all of the outstanding capital stock of Cable Design Technologies Inc. The controlling stockholders of Cable Design Technologies Inc. immediately prior to its acquisition by the Company were also the controlling stockholders of the Company; therefore, the accompanying consolidated financial statements have been prepared using Cable Design Technologies Inc.'s historical cost basis of accounting, and the consideration paid to stockholders of Cable Design Technologies Inc. of $52,656,000, was charged to stockholders' equity as a recapitalization distribution in a manner similar to a dividend distribution.


2. Significant Accounting Policies

The consolidated financial statements reflect the application of the following significant accounting policies:


Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.


Inventories

Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Inventory costs include material, labor and manufacturing overhead. The Company's products contain significant amounts of certain raw materials, such as copper and Teflon(R). The Company believes that adequate sources are available for these commodities; however, any disruption of the supplies or significant deviations in market prices could impact the Company's operations.

Accounts Payable

Accounts Payable includes bank overdraft facilities which represent outstanding checks of the Company's foreign subsidiaries of $658,000 and $287,000 at July 31, 1996 and 1995, respectively.


Property, Plant and Equipment

Property, plant and equipment are carried on the cost basis. Provisions for depreciation and amortization are computed using the straight-line method based upon the estimated useful lives of the assets. Maintenance and repair costs are charged to operations as incurred. Major replacements or betterments are capitalized. Cost and accumulated depreciation of property sold or retired are removed from the accounts and any resulting gain or loss is included in operations.


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

20
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

2. Significant Accounting Policies continued

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for income and expense accounts. Translation gains and losses are reported as a currency translation adjustment component of stockholders' equity.

Although the acquisition of NORDX/CDT (see Note 13) resulted in a substantial increase in operations outside of the United States, the Company does not believe that its exposure to foreign currency fluctuations is significant for the following reasons: (i) United States export sales are denominated in United States dollars and (ii) the Company's foreign subsidiaries are located in countries with stable economies.


Goodwill

Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired in connection with various business acquisitions and combinations. Goodwill is being amortized using the straight-line method over periods of between 20 to 40 years.

The Company continually evaluates the carrying value of goodwill on the basis of whether goodwill is fully recoverable from projected undiscounted net income, before the effects of goodwill amortization, over the remaining amortization period.


Loan Origination Fees

In connection with the issuance of the Company's debt instruments, the Company defers related credit acquisition costs. These costs are amortized using the straight-line method over the life of the debt instruments.

Income Taxes

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109"). Under this standard, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. These differences are classified as current or non-current based upon the classification of the related asset or liability. For temporary differences that are not related to an asset or liability, classification is based upon the expected reversal date of the temporary difference. Deferred income tax expense or benefit is based on the changes in the assets and liabilities from period to period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


------------------
ANNUAL REPORT 1996

                                                                              21
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

2. Significant Accounting Policies continued

Statement of Cash Flows

Supplemental disclosure of cash flow information.

                                      Year Ended July 31,
                                   1996       1995      1994
                                 ---------------------------
                                    (Dollars in thousands)
Cash paid during the year for:
Interest                         $5,759     $5,266    $5,533
Income taxes                     $8,965     $9,537    $4,394

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs incurred were approximately $4,813,000, $1,815,000 and $1,709,000 for the years ended July 31, 1996, 1995 and 1994, respectively. Fiscal 1996 includes the post acquisition research and development costs of NORDX/CDT.

In connection with the acquisition of NORDX/CDT, $9.8 million of the purchase price was allocated to in-process research and development costs related to the DynaTraX(TM) high performance cross-connect switch based on an independent appraisal of the assets acquired. These costs were immediately charged to operations in accordance with generally accepted accounting practices.


Reclassifications

Certain reclassifications have been made to the prior year statements to conform with the current year presentation.

New Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This statement requires review and measurement methods to calculate impairment of long-lived assets, including certain identifiable intangibles and goodwill, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not believe that adoption of the new statement will have a material impact on the Company's financial results.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a "fair value based method" of financial accounting and related reporting standards for stock-based employee compensation plans, such as the Company's 1993 Stock Incentive Plan (see Note 10). SFAS No. 123 becomes effective for the year ending July 31, 1997 ("Fiscal 1997") and provides for adoption in the income statement or through disclosure. The Company anticipates continuing to account for its 1993 Stock Incentive Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, but will provide the required disclosure in the footnotes to the fiscal 1997 financial statements.


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

22
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)


3. Stockholders' Equity

Prior to August 20, 1993, the Company had two classes of outstanding common stock (Class A and Class B) possessing identical rights with the exception that Class B common stock was nonvoting. In connection with the August 20, 1993 debt refinancing (further described in Note 7), all of the outstanding warrants for and shares of Class B common stock were repurchased by the Company for a net cash price of $4,260,000. Contemporaneously with this repurchase, the Company amended its Certificate of Incorporation to create a single class of common stock,with authorized shares of 25,000,000 and a par value of $.01 per share.

Subsequent to the amendment discussed above, the Company further amended the Certificate of Incorporation to authorize 1,000,000 shares of preferred stock, par value $.01 per share. No preferred shares have been issued.

On November 24, 1993, the Company completed the sale of 3,243,288 shares of common stock to the public at a price of $10.00 per share. The net proceeds of $29,216,000 were utilized to reduce debt.

On December 29, 1995, the Company effected a 3-for-2 stock split in the form of a common stock dividend. Prior period share information presented in the financial statements and related notes have been adjusted to reflect the effect of the split.

On February 28, 1996, the Company effected a public offering of 5,700,000 shares (the "Offering") of its common stock, of which 2,730,000 were sold by selling stockholders and 2,970,000 were sold by the Company. The net proceeds received by the Company from the Offering were approximately $113,850,000 based on the public offering price of $40.50 per share. Approximately $94,800,000 of the net proceeds were used to repay certain indebtedness under the New Credit Agreement, a substantial portion of which was incurred to finance the acquisition of NORDX/CDT, and approximately $6,900,000 of the net proceeds were used to make the payment in connection with the vesting of outstanding stock appreciation rights. The remaining net proceeds, to the extent not already utilized, will be used for general corporate purposes, including acquisitions.


4. Inventories

Inventories of the Company consist of the following:

                                           July 31,
                                     1996           1995
                                  ----------------------
                                  (Dollars in thousands)
Raw materials                     $24,004        $11,271
Work-in-process                    21,981          6,971
Finished goods                     44,633         17,135
--------------------------------------------------------
                                  $90,618        $35,377
--------------------------------------------------------


------------------
ANNUAL REPORT 1996

                                                                              23
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)


5. Property, Plant and Equipment

Property, plant and equipment of the Company consist of the following:

                                                           July 31,
                                                        1996       1995
                                                    ----------------------
                                                    (Dollars in thousands)
Asset (asset lives):
  Land                                              $  5,443   $  1,562
  Buildings and improvements (10-40 years)            19,119     11,368
  Machinery and equipment (3-15 years)                83,385     31,117
  Furniture and fixtures (5-15 years)                  4,472      1,744
-----------------------------------------------------------------------
    Total                                            112,419     45,791
  Less: accumulated depreciation                     (22,900)   (15,644)
-----------------------------------------------------------------------
                                                    $ 89,519   $ 30,147
-----------------------------------------------------------------------

6. Intangible Assets

Intangible assets of the Company consist of the following:

                                                                                  July 31,
                                                                           1996            1995
                                                                         ----------------------
                                                                         (Dollars in thousands)
Asset (amortization period):
  Loan origination fees, net of accumulated
    amortization of $362,000 and $298,000, respectively
    (term of related loans)                                              $1,785          $  945
  Customer list, net of accumulated amortization
    of $4,800,000 and $4,508,000, respectively (7 years)                    297             589
  Non-compete agreements, net of accumulated amortization
    of $216,000 and $0, respectively (5-7 years)                          2,239              --
-----------------------------------------------------------------------------------------------
                                                                         $4,321          $1,534
-----------------------------------------------------------------------------------------------


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

24
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)


7. Long-Term Debt

Long-term debt consists of the following:

                                                                            July 31,
                                                                       1996          1995
                                                                   ----------------------
                                                                   (Dollars in thousands)
Canadian term loan with interest at LIBOR plus 1.0%
  (5.5625% at July 31, 1996) and payable in quarterly
  installments ending January 31, 2002                             $ 34,398      $     --
Canadian revolver with interest at LIBOR plus 1.0%
  (5.5625% at July 31, 1996) and due January 31, 2002                32,458            --
Old term loan                                                            --        43,481
Old revolving credit facility                                            --         8,456
Old acquisition loan                                                     --         7,574
Other indebtedness                                                   13,748         2,014
-----------------------------------------------------------------------------------------
                                                                     80,604        61,525
Less: current portion                                                 7,536         8,829
-----------------------------------------------------------------------------------------
                                                                   $ 73,068      $ 52,696
-----------------------------------------------------------------------------------------

On May 13, 1994, the Company entered into a credit agreement (the "Old Credit Agreement"). The Credit Agreement consisted of (i) a $48.0 million term loan (the "Old Term Loan"), (ii) a $30.0 million revolving credit facility (the "Old Revolving Credit Facility") and (iii) a separate $15.0 million credit line that is available to finance permitted acquisitions (the "Old Acquisition Loan"). Proceeds from this debt refinancing were used to retire all of the Company's previous outstanding term and revolver debt.

On February 2, 1996, the Company entered into a new credit agreement (the "New Credit Agreement") which was subsequently reconfigured as a result of the proceeds applied against debt resulting from the Offering (see Note 3) on February 28, 1996. The New Credit Agreement permits borrowings at applicable margins above prime and LIBOR and is comprised of a $102.1 million revolver (the "U.S. Revolver"), a CDN $48.1 million Canadian term loan and a CDN $53.3 million Canadian revolver (the "Canadian Revolver"). The New Credit Agreement includes a provision whereby the applicable margins over prime or LIBOR are based on the attainment of certain performance factors. A commitment fee of 3/8% to 1/2% will be applied to the unused portion of the U.S. Revolver and Canadian Revolver. Proceeds from the New Credit Agreement were utilized to retire the debt outstanding under the previous credit agreement and to purchase the net assets of Northern Telecom Limited's communications cable and IBDN network structured wiring products businesses ("NORDX/CDT"). The terms of the Credit Agreement contain various customary financial and non-financial covenants including the maintenance of minimum consolidated net worth and restrictions on payment of dividends. The Company is in compliance with all applicable covenants.


------------------
ANNUAL REPORT 1996

                                                                              25
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

7. Long-Term Debt continued

On September 18, 1995, certain of the Company's foreign subsidiaries entered into a new credit agreement (the "Foreign Credit Agreement") to support the financing needs of its new and existing subsidiaries located in the United Kingdom and Sweden. The Foreign Credit Agreement is comprised of a sterling overdraft, multi currency short-term cash advance, a multi currency letter of credit and a multi currency bank guarantee demand facility in an aggregate amount of approximately $12.0 million. Terms of the facility permit borrowings based on a percentage of certain accounts receivable and inventory at applicable margins above the London Inter-Bank Offered Rate ("LIBOR") interest rate.

On July 31, 1996, the Company had approximately $107.2 million of availability under the U.S. and Canadian Revolver loans and $4.7 million of availability under its foreign demand credit line.

Included in other indebtedness are notes and commitments of approximately $7.0 million due to Volex Group p.l.c. of Manchester, England related to the purchase of Raydex/CDT (see Note 13).

The scheduled aggregate annual principal payments of long-term debt as of July 31, 1996 are as follows:

                                 Long-Term Debt
---------------------------------------------------
Year Ended:                  (Dollars in thousands)
1997                                $ 7,536
1998                                  9,691
1999                                  9,839
2000                                  9,862
2001                                  8,444
Thereafter                           35,232
---------------------------------------------------
                                    $80,604
---------------------------------------------------

In connection with the August 1993 and May 1994 debt refinancings and the net proceeds of the Offering in fiscal year 1994, the Company recognized $6,752,000 (net of income tax $3,998,000) of extraordinary expense related to the early extinguishment of debt. The pre-tax extraordinary charge of $6,752,000 was comprised of the writeoff of $5,711,000 of deferred loan acquisition costs and $1,041,000 of prepayment penalties.

As a result of the February 1996 debt refinancing and the net proceeds of the Offering in fiscal year 1996, the Company recognized $993,000 (net of income tax $596,000) of extraordinary expense related to the early extinguishment of debt.


------------------------------------------------------
CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

26
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

8. Retirement and Other Employee Benefits

The Company and its subsidiaries have various defined contribution and defined benefit pension plans covering substantially all of its employees. In connection with the acquisition of NORDX/CDT, the Company established certain new defined benefit plans. Benefits provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. The defined contribution plans provide benefits primarily based on compensation levels.

Defined Benefit Plan (U.S.)

For the U.S. defined benefit plan (the "U.S. Plan"), the Company's funding policy is to annually contribute an amount based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The components of pension credit for fiscal 1996, 1995 and 1994 are as follows:

                                                                                    Year Ended July 31,
                                                                              1996         1995           1994
                                                                             ---------------------------------
                                                                                  (Dollars in thousands)
Service cost for benefits earned
  during the year                                                            $  28        $  23          $  25
Interest cost on projected benefit obligation                                  127          126            124
Less: actual return on assets                                                 (347)        (171)          (174)
Net amortization and deferral                                                  185            3             --
--------------------------------------------------------------------------------------------------------------
Net periodic pension credit                                                  $  (7)       $ (19)         $ (25)
--------------------------------------------------------------------------------------------------------------

The funded status of the U.S. Plan as of July 31, 1996 and 1995 was as follows:

                                                                                                       July 31,
                                                                                                 1996            1995
                                                                                               ----------------------
                                                                                               (Dollars in thousands)
Actuarial present value of benefit obligations:
  Vested                                                                                       $1,753          $1,744
  Non vested                                                                                       48              36
---------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                                 $1,801          $1,780
---------------------------------------------------------------------------------------------------------------------

Projected benefit obligation                                                                   $1,801          $1,780
Plan assets (consisting principally of guaranteed deposit
  accounts, fixed-income securities and equity securities
  managed by CIGNA) at fair value                                                               2,073           1,928
---------------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                                             272             148
Unrecognized net asset at transition                                                              (64)            (76)
Unrecognized net loss                                                                             231             360
---------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                                          $  439          $  432
---------------------------------------------------------------------------------------------------------------------

The assumed discount rate used for the U.S. Plan and the expected rate of return on plan assets were 7.5% and 9.5%, respectively, for all years presented.


------------------
ANNUAL REPORT 1996

                                                                              27
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

8. Retirement and Other Employee Benefits continued

Defined Benefit Plans (Canadian)

For the Canadian defined benefit plans (the "Canadian Plans"), government regulations require the Company to monthly fund contributions based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The components of pension expense for fiscal 1996 are as follows:

                                                                                       Year Ended July 31,
                                                                                              1996
                                                                                       ----------------------
                                                                                       (Dollars in thousands)
Service cost for benefits earned during the year                                                    $  696
Interest cost on projected benefit obligation                                                           62
----------------------------------------------------------------------------------------------------------
Net periodic pension expense                                                                        $  758
----------------------------------------------------------------------------------------------------------

The funded status of the Canadian Plans as of July 31, 1996 was as follows:

                                                                                July 31, 1996
                                                                            ----------------------
                                                                            (Dollars in thousands)
Actuarial present value of benefit obligations:
  Vested                                                                                $  496
  Non vested                                                                               936
----------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                          $1,432
----------------------------------------------------------------------------------------------
Projected benefit obligation                                                            $1,610
Plan assets at fair value                                                                   --
----------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets
  recognized in the consolidated balance sheet                                          $1,610
----------------------------------------------------------------------------------------------

On September 18, 1996, the Company funded a contribution to the Canadian Plans in the amount of $537,000.

The assumed discount rate was 8.0%; the assumed growth rate of compensation was 5.0%; and the expected rate of return on plan assets was 8.0%.


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

28
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

8. Retirement and Other Employee Benefits continued

The Company also maintains defined contribution profit-sharing plans for all eligible employees. Certain contributions are made under the matching provisions of a 401(k) plan, while the remainder are made at the discretion of the Company's Board of Directors. Expenses incurred by the Company in connection with these profit-sharing plans were $2,450,000, $1,737,000 and $1,324,000 for the years ended July 31, 1996, 1995 and 1994, respectively. The Company also provides performance based and discretionary incentive payments to senior management and other key employees subject to the approval of the Compensation Committee of the Board of Directors. Expenses incurred by the Company as a result of these incentive payments were $3,791,000, $2,374,000 and $1,365,000 for the years ended July 31, 1996, 1995 and 1994, respectively.


9. Postretirement Benefits Other Than Pensions

In connection with the acquisition of NORDX/CDT the Company assumed certain postretirement health and life insurance benefits under unfunded plans.

The components of expense in fiscal 1996 were as follows:

                                                                  (Dollars in thousands)
Service cost of benefits earned during the period                                   $ 97
Interest cost on accumulated postretirement benefit obligation                       132
----------------------------------------------------------------------------------------
Net postretirement benefit expense                                                  $229
----------------------------------------------------------------------------------------

The following sets forth the plans' funded status reconciled with the amount recognized in the Company's Consolidated Balance Sheets:

Accumulated postretirement benefit obligation                                     $3,441
----------------------------------------------------------------------------------------
  Plan assets at fair value                                                           --
----------------------------------------------------------------------------------------
  Accumulated benefit obligation in excess of plan assets                          3,441
----------------------------------------------------------------------------------------
Accrued postretirement benefit liability                                          $3,441
----------------------------------------------------------------------------------------

Future benefit costs were estimated assuming medical costs would increase at approximately a 10% annual rate for 1996, 8.25% for 1997, 6.50% for 1998 and then remain at a 5% annual growth rate thereafter. A 1% increase in this annual trend would have increased the accumulated postretirement benefit obligation at July 31, 1996, by $449,000 and increased the fiscal 1996 postretirement benefit expense by $37,000. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 8%.


------------------
ANNUAL REPORT 1996

                                                                              29
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

10. Stock Benefit Plans

The Company maintains a Stock Purchase and Option Plan (the "Former Plan") which was terminated as to future grants effective upon completion of the Company's initial public offering on November 24, 1993 (the "Initial Public Offering.") As of the grant termination date, 2,777,696 options had been granted under the Former Plan to directors, executives and other key employees of the Company. Options issued under the Former Plan have an exercise price equal to the fair market value of the common stock on the date of grant (July 1988 through September 1992) and expire on the earlier of ten years after date of grant or ten days after termination of employment. Substantially all of the outstanding options became fully vested as of the date of the Initial Public Offering.

A new Long-Term Performance Incentive Plan (the "Stock Option Plan") was adopted September 23, 1993 and provides for the granting to employees and other key individuals the following types of incentive stock awards: stock options, stock appreciations rights, restricted stock, performance units and grants and other types of awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 436,722 shares of common stock are reserved for issuance pursuant to the Stock Option Plan. On September 15, 1994, 150,000 non-qualified stock options were granted to various employees representing an aggregate of 150,000 shares of common stock, which represent the only outstanding awards under the Stock Option Plan as of such date. The terms of the stock options include ratable vesting over five years and an exercise price equal to the fair market value of the stock at the date of grant.

A new Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 800,000 shares of common stock. 500,000 shares are to be reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. Under the Supplemental Plan, and in conjunction with acquisitions completed by the Company in fiscal 1996, the Company granted 565,000 options under the Supplemental Plan in fiscal 1996.

Additionally, in December 1995 the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides 15,000 shares of common stock to be granted annually to non-employee directors each August 1. There were 2,250 shares granted under the Non-Employee Plan in fiscal 1996.


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

30
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

10. Stock Benefit Plans continued

Certain information regarding stock options issued by the Company is summarized below:

                                                                      Year Ended July 31,
                                                               1996            1995           1994
                                                          ----------------------------------------
Outstanding, beginning of year                            2,863,414       2,770,605      2,766,777
Granted                                                     670,013         150,000         10,919
Exercised                                                  (255,100)        (57,191)        (7,091)
--------------------------------------------------------------------------------------------------
Outstanding, end of year                                  3,278,327       2,863,414      2,770,605
--------------------------------------------------------------------------------------------------
Exercise prices                                      $0.67 - $39.25   $0.67 - $9.33   $0.67 -$4.58
--------------------------------------------------------------------------------------------------

As of July 31, 1996, 2,447,564 options were exercisable.

On May 1, 1994 the Company awarded 65,505 shares of common stock grants to certain key employees under a management stock award plan for a nominal amount per share. The fair market value of the Company's common stock on the award date was $7.83 per share. These grants vest ratably over a four year period. The aggregate market value of the shares of common stock granted under this plan is considered unearned compensation at the time of grant and compensation is earned ratably over the stipulated period. At July 31, 1996, the Company had no additional shares reserved for issuance under this particular plan.

In fiscal 1992, the Company granted 184,940 stock appreciation rights ("SARs") to an officer/stockholder. Each SAR entitles the holder to a payment equal to the excess of the fair value of the SAR upon vesting over a base of $1.33 per SAR. As a result of the Initial Public Offering and the Offering, SARs totaling 2,743 and 182,197 vested, respectively. The related expense recognized in fiscal 1994 and fiscal 1996 was $12,806 and $6,904,000 respectively.


------------------
ANNUAL REPORT 1996

                                                                              31
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

11. Income Taxes

The Company accounts for income taxes in accordance with FAS No. 109. Except for the effects of the reversal of net deductible temporary differences, the Company is not aware of any factors which would cause any significant differences between book and taxable income in future years. Although there can be no assurances that the Company will generate any earnings or specific level of continuing earnings in future periods, management believes that it is more likely than not that the net deductible differences will reverse during periods when the Company generates sufficient net taxable income.

Income before income taxes, as shown in the accompanying consolidated statements of income, includes the following components:

                                                                                    Year Ended July 31,
                                                                                  1996      1995      1994
                                                                               ---------------------------
                                                                                  (Dollars in thousands)
Domestic                                                                       $25,751   $23,750   $16,390
Foreign                                                                            143       757       506
----------------------------------------------------------------------------------------------------------
Income before income taxes
  and extraordinary items                                                      $25,894   $24,507   $16,896
----------------------------------------------------------------------------------------------------------

Taxes on income, as shown in the accompanying consolidated statements of income, include the following components:

                                                                                  Year Ended July 31,
                                                                                1996      1995      1994
                                                                             ---------------------------
                                                                                 (Dollars in thousands)
Current provision:
  Federal                                                                    $ 8,525   $ 7,518   $ 5,183
  State                                                                        2,261     2,154     1,327
  Foreign                                                                      1,777       236       205
--------------------------------------------------------------------------------------------------------
    Total current provision                                                   12,563     9,908     6,715
Deferred provision (benefit),
  predominantly foreign                                                       (2,550)     (114)       43
--------------------------------------------------------------------------------------------------------
Income tax provision                                                         $10,013   $ 9,794   $ 6,758
--------------------------------------------------------------------------------------------------------

                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

32
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

11. Income Taxes continued

The effective rate differs from the statutory rate for the following reasons:

                                                                                                            Year Ended July 31,
                                                                                                         1996      1995      1994
                                                                                                      ---------------------------
                                                                                                          (Dollars in thousands)
Tax provision based on the U.S. federal
  statutory tax rate                                                                                  $ 9,063   $ 8,577   $ 5,914
State income taxes, net of federal income
  tax benefit                                                                                           1,470     1,400       862
Amortization of excess cost over net
  assets acquired                                                                                         186       117       117
Effect of capital loss                                                                                     --        --      (228)
Research and development tax credit                                                                      (470)       --        --
All other, net                                                                                           (236)     (300)       93
---------------------------------------------------------------------------------------------------------------------------------
Income tax provision                                                                                  $10,013   $ 9,794   $ 6,758
---------------------------------------------------------------------------------------------------------------------------------

As a result of acquisitions during fiscal 1996 net deferred tax liabilities of $1,977,000 were recorded. The components of the deferred tax assets and liabilities recorded in the accompanying balance sheets at July 31, 1996 and 1995 were as follows:

                                                                         Year Ended July 31,
                                                                          1996       1995
                                                                       ----------------------
                                                                       (Dollars in thousands)
Deferred tax assets
Reserves recorded for:
  Accruals                                                             $ 1,134    $  354
  Insurance programs                                                     1,980       598
  Asset valuations                                                       1,767     1,339
  Contingent liabilities                                                   342       143
  Unicap                                                                   410       127
  Net operating loss carryforward of foreign subsidiary                     --       481
  Other                                                                     44         5
----------------------------------------------------------------------------------------
    Total deferred tax assets                                          $ 5,677   $ 3,047
----------------------------------------------------------------------------------------
Deferred tax liabilities:
  Excess of book basis over tax basis of fixed assets                  $(6,221)  $(3,648)
  Pension                                                                 (183)     (173)
  Qualification costs                                                      (42)     (155)
  Other                                                                    (28)      (15)
----------------------------------------------------------------------------------------
    Total deferred tax liabilities                                      (6,474)   (3,991)
----------------------------------------------------------------------------------------
  Net deferred taxes before valuation allowance                           (797)     (944)
  Valuation allowance                                                       --      (426)
----------------------------------------------------------------------------------------
Net deferred taxes                                                     $  (797)  $(1,370)
----------------------------------------------------------------------------------------
Reconciliation to the balance sheets --
  Current portion of deferred taxes, net                               $ 3,286   $ 2,175
  Long-term deferred taxes, net                                         (4,083)   (3,545)
----------------------------------------------------------------------------------------
Net deferred taxes                                                     $  (797)  $(1,370)
----------------------------------------------------------------------------------------


------------------
ANNUAL REPORT 1996

                                                                              33
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

12. Net Income Per Share of Common Stock


Primary net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock plus incremental common stock equivalent shares (shares issuable upon exercise of options and warrants). Incremental common stock equivalent shares are calculated for each measurement period based on the treasury stock method. The repurchases are assumed to be made at the average fair market value price per share of the Company's common stock during the measurement period.

Fully diluted net income per share of common stock assumes similar conversions as discussed above, except that the incremental weighted average common stock equivalent shares based upon the treasury stock method are assumed to be repurchased at the higher of the average market price per share during the measurement period or the period end market value of the Company's common stock.

The weighted average number of shares of common stock outstanding and common stock equivalents were as follows:

                                  July 31,
                       1996        1995        1994
                 ----------------------------------
Primary          18,626,792  17,082,550  15,483,096
Fully diluted    18,626,792  17,172,848  15,536,544

13. Business Acquisitions

Business acquisitions during the fiscal year 1996 were as follows:


On September 22, 1995, the Company purchased the operating assets of the Raydex Cable division of Volex Group p.l.c. of Manchester, England ("Raydex/CDT"). On February 2, 1996 the Company completed the acquisition of Northern Telecom Ltd's communication cable and IBDN network structured wiring products businesses ("NORDX/CDT"). Both acquisitions were accounted for using the purchase method (APB 16) and, subject to final purchase adjustments, the assets acquired and liabilities assumed were as follows:

                        Raydex/CDT   NORDX/CDT
                        ----------   ---------
                        (Dollars in Thousands)
Assets acquired           $15,149    $112,271
Liabilities assumed        (4,950)    (26,134)
Notes issued               (7,199)         --
---------------------------------------------
Cash paid                 $ 3,000    $ 86,137

The pro forma information related to the acquisition of Raydex/CDT and NORDX/CDT presented below assumes the transactions had occurred on August 1, 1994. The pro forma information also includes the effect of the Offering (see
Note 3) which occurred concurrently with the acquisition of NORDX/CDT, and excludes the effect of non-recurring and extraordinary charges related to the acquisitions and the Offering.



                                                (Pro Forma, unaudited)
                                                 Year Ended July 31,
                                                    1996        1995
                                                ----------------------
                                                (Dollars in thousands)
Net sales                                       $462,915    $387,532
Income before extraordinary items                 29,211      20,073
Net income                                        29,211      20,073
Net income per common share                     $   1.44    $   1.00


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

34
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

13. Business Acquisitions continued

The pro forma financial information presented above does not purport to present what the Company's results of operations would actually have been if the acquisition of Raydex/CDT and NORDX/CDT had occurred on August 1, 1994, or to project the Company's results of operations for any future period.

On June 4, 1996, the Company acquired the outstanding stock of Cekan A/S, of Arhus, Denmark. The acquisition was accounted for under the purchase method (APB
16). The prior results are not material; therefore, pro forma financial information is not presented.

On July 25, 1996, the company purchased X-Mark Industries of Washington, Pennsylvania in a pooling-of-interest transaction for 211,311 shares of the Company's common stock. The transaction is not material to the consolidated financial statements and accordingly, prior period financial statements have not been restated.

Under APB No. 16, the Company has up to one year to finalize the purchase adjustments related to its acquisitions.


14. Geographic Segments and Export Sales

The following summarizes the revenues and income generated by, and the identifiable assets of, the Company's businesses located predominantly in each geographic segment:

                                   North America     Europe     Consolidated
                                   -----------------------------------------
                                            (Dollars in thousands)
Segment Data:
  Year ended 1996:
    Revenues                          $308,254      $49,098      $357,352
    Income from operations              29,017        2,510        31,527
    Identifiable assets                270,028       50,077       320,105
  Year ended 1995:
    Revenues                           174,822       14,119       188,941
    Income from operations              28,230        1,383        29,613
    Identifiable assets                102,381       16,595       118,976
  Year ended 1994:
    Revenues                           137,744        7,645       145,389
    Income from operations              20,984          817        21,801
    Identifiable assets                 90,124       12,595       102,719


------------------
ANNUAL REPORT 1996

                                                                              35
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

14. Geographic Segments and Export Sales continued

The breakdown of total export sales (sales of products manufactured in the United States and sold to customers outside of the United States) by geographical location was:

                                             Year Ended July 31,
                                           1996     1995     1994
                                        -------------------------
                                           (Dollars in thousands)
Export Sales:
  Europe*                               $19,877  $13,631  $11,689
  Other                                   9,140    6,965    4,471
-----------------------------------------------------------------
  Total export sales                    $29,017  $20,596  $16,160
-----------------------------------------------------------------

*Includes intercompany sales to the Company's U.K., Canadian and Swedish subsidiaries of $3,674,000, $3,262,000 and $3,206,000 for the years ended July 31, 1996, 1995 and 1994, respectively.

15. Lease Commitments

Rental expense under all leases was approximately $3,721,000, $1,642,000 and $1,159,000 for the years ended July 31, 1996, 1995 and 1994, respectively. Operating leases relate principally to manufacturing, warehouse, office space and various manufacturing and office equipment. Minimum annual rent payable under noncancelable leases in each of the next five years and thereafter are as follows:

Year Ending
July 31,                       Total
------------------------------------
              (Dollars in thousands)
1997                         $ 5,537
1998                           3,969
1999                           2,296
2000                           1,907
2001                           1,250
Thereafter                     2,695
------------------------------------
                             $17,654
------------------------------------



                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

36
-------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

16. Commitments and Contingencies


Certain claims have been asserted against the Company in connection with industrial accidents which are being administered by the Company's insurance carriers. Other claims have been asserted in connection with patent matters. In management's opinion, any liability that might be incurred in connection with these claims would not have a material effect upon the Company's financial position or results of operations.

As of July 31, 1996, the Company had outstanding letters of credit of $1,257,000 under its workers' compensation policy. The Company also maintains a $2,000,000 bond as excess worker's compensation insurance in the state of Massachusetts.


17. Related Party Transactions

The Company has an agreement to pay management fees of $12,500 per quarter to each of two beneficial stockholders. Selling, general and administrative expenses include $100,000 in 1996, 1995 and 1994 for fees paid under this agreement.

In the normal course of business the Company enters into transactions for the purchase of materials, equipment and services with entities that are affiliated with or owned by an officer/stockholder. Such transactions totaled $1,840,370, $1,729,000 and $1,481,000 for the years ended July 31, 1996, 1995 and 1994, respectively.


18. Nature of Business and Disclosures About Fair Value of Financial Instruments

Concentrations of credit risk with respect to trade receivables are limited due to the Company's wide variety of customers and the many markets into which the Company's products are sold, as well as the many different geographic areas in which such customers and markets are located. As a result, at July 31, 1996 the Company does not believe it has any significant concentrations of credit risk. No single customer in the year ended July 31, 1996, 1995 or 1994 accounted for more than 10% of revenues.

The estimated fair values of the Company's significant financial instruments are as follows:

                                           July 31
                                   1996               1995
                             -----------------------------------
                             Carrying   Fair    Carrying   Fair
                              Amount   Value     Amount   Value
                             ----------------   ----------------
                                   (Dollars in Thousands)
Money market investments     $ 9,723  $ 9,723   $    --  $    --
Term loan                     34,398   34,398    43,481   43,481
Revolving loans               32,458   32,458     8,456    8,456
Acquisition loan                  --       --     7,574    7,574
Other indebtedness            13,748   13,748     2,014    1,970

The fair value and carrying amounts of the Company's Money Market Investments, Term Loans, Revolving Loans and Acquisition Loan are deemed to be approximately equivalent as they bear interest at floating rates which are based upon current market rates.


------------------
ANNUAL REPORT 1996

                                                                              37
--------------------------------------------------------------------------------
                          notes to consolidated financial statements (continued)

19. Non-recurring Charges

In connection with the NORDX/CDT acquisition, the Company engaged an independent appraisal firm to prepare a valuation of the assets acquired to serve as a basis for allocation of the purchase price. As a result of the valuation, the fair market value of the purchased in-process research and development relating to the development of the DynaTraX(TM) automated network cross-connect switch was determined to be $9.8 million. In accordance with generally accepted accounting practices this amount was charged to operations upon the acquisition of NORDX/CDT in the third quarter of fiscal year 1996. In addition, stock appreciation rights of $6.9 million vested upon the completion of the Offering.


20. Initial Public Offering

The unaudited pro forma income statement data in the following table gives effect to the occurrence of the Initial Public Offering (see Note 3) as if it had occurred on August 1, 1993. Proceeds from the Initial Public Offering were utilized to retire a portion of the outstanding debt of the Company. The adjustment to interest expense represents the effect of the reduction of debt as if it had it occurred on August 1, 1993. Pro forma taxes are applied at an effective tax rate of 40.0% of taxable income. The unaudited pro forma income statement data does not purport to represent what the Company's results of operations actually would have been if the foregoing had in fact occurred on such date. See Note 13, Business Acquisitions, for the pro forma presentation of the Company's February 28, 1996 common stock offering.

                                                               (Unaudited)
                                                        Year Ended July 31, 1994
(In thousands, except per share data)             Actual       Adjustments      Pro Forma
-------------------------------------------------------------------------------------------
Operating income                                 $21,801          $  --          $21,801
Interest expense                                   5,247           (723)           4,524
Other (income) expense, net                         (342)            --             (342)
-------------------------------------------------------------------------------------------
Income before income taxes and
  extraordinary items                             16,896            723           17,619
Income tax provision                              (6,758)          (289)          (7,047)
-------------------------------------------------------------------------------------------
Income before extraordinary items                 10,138            434           10,572
Extraordinary item                                (3,998)            --            3,998
-------------------------------------------------------------------------------------------
Net income                                       $ 6,140          $ 434          $ 6,574
-------------------------------------------------------------------------------------------
Income per common share:
  Income before extraordinary items              $  0.65                         $  0.62
  Extraordinary items                              (0.25)                          (0.23)
-------------------------------------------------------------------------------------------
Net income                                       $  0.40                         $  0.39
-------------------------------------------------------------------------------------------
Weighted average number of
  common shares and common
  stock equivalents                           15,483,096                      16,982,363


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

38
--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)

21. Quarterly Financial Information (Unaudited)

Quarterly financial data are summarized as follows:

(In thousands, except per share data)

Fiscal Year 1996                           First   Second      Third       Fourth
----------------------------------------------------------------------------------
Revenues                                 $65,054  $67,243   $112,222     $112,833
Gross profit                              20,951   21,726     34,944       34,198
Income from operations                    10,755   10,345     (3,422)      13,849
Net income before extraordinary items      5,708    5,378     (3,357)       8,152
Net income                                 5,708    5,378     (3,953)/1/    8,152
Per share information:
    Income per common share
       before extraordinary items           0.33     0.31      (0.20)/1/     0.40
    Net income per common share             0.33     0.31      (0.24)        0.40

Fiscal Year 1995
----------------------------------------------------------------------------------
Revenues                                 $44,918  $44,386   $ 47,935     $ 51,702
Gross profit                              14,643   14,292     15,606       18,623
Income from operations                     6,820    6,227      7,495        9,071
Net income                                 3,420    2,930      3,710        4,653
Per share information:
    Net income per common share             0.20     0.17       0.22         0.27

/1/Excluding non-recurring and extraordinary charges (see Notes 7 and 19), net income was $7.2 million, or $0.37 per share.


------------------
ANNUAL REPORT 1996

                                                                              39
--------------------------------------------------------------------------------
                                 selected historical consolidated financial data

                                                                For the Fiscal Year Ended July 31,
(In thousands, except per share data)         1996         1995            1994            1993            1992
------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                               $  357,352     $188,941        $145,389       $ 126,650      $  119,563
Income from
  operations                                31,527/3/    29,613          21,801          19,577          18,030/1/
Income before
  extraordinary items                       15,881       14,713          10,138           6,026/2/        4,648
Extraordinary item
  (net of tax):
    Loss on early
    extinguishment
    of debt                                   (596)          --          (3,998)             --              --
Net income                                  15,285/4/    14,713           6,140           6,026           4,648
Net income per share
  of common stock:
    Primary                                   0.82         0.86            0.39            0.45            0.35
    Fully diluted                             0.82         0.86            0.39            0.41            0.35
Weighted average number
  of shares of stock
  outstanding:
    Primary                                 18,627       17,082          15,483          13,488          13,424
    Fully diluted                           18,627       17,174          15,537          14,586          13,424

                                                                     As of July 31,
                                              1996         1995            1994            1993            1992
------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                            $  320,105     $118,976        $102,719       $  83,749      $   80,527
Long-term debt                              73,068       52,696          63,828          77,472          80,762

/1/Effective August 1, 1991 the Company revised the estimated useful lives of certain machinery and equipment from 5-10 years to 5-15 years. The effect of this change was to increase fiscal 1992 income from operations by $780,000.

/2/Includes a non-recurring charge of $650,000 related to an acquisition of a European manufacturer which was not consummated.

/3/Includes $16.7 million of non-recurring charges (see Note 19).

/4/Excluding non-recurring and extraordinary charges (see Notes 7 and 19), net income would have been $26.4 million, or $1.42 per share.


                          ------------------------------------------------------
                          CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

40
--------------------------------------------------------------------------------
directors, officers and corporate information


Directors

Bernard J. Bannan
President and Chief Executive Officer
Binley Inc.

Bryan C. Cressey*
Partner
Golder, Thoma, Cressey, Rauner Inc.

Myron S. Gelbach Jr.
Independent Financial Consultant

Michael F. O. Harris
Managing Director
NGI, Inc.

Glenn Kalnasy
Managing Director
NGI, Inc.

Paul M. Olson
President and Chief Executive Officer
Cable Design Technologies Corp.

Richard C. Tuttle
Executive Vice President
Health Care and Retirement Corp.

*Chairman of the Board of Directors
 Cable Design Technologies Corporation

Executive Officers

Paul M. Olson
President and Chief Executive Officer

George C. Graeber
Executive Vice President
President, Montrose/CDT

Michael A. Dudley
Executive Vice President
President, CDT International

Normand R. Bourque
Executive Vice President
President, NORDX/CDT

David R. Harden
Senior Vice President
President, West Penn/CDT

Donald M. Hastings
Senior Vice President
Executive Vice President, West Penn/CDT

Kenneth O. Hale
Vice President
Chief Financial Officer and Secretary


Annual Meeting

Tuesday, December 10, 1996
9:00 A.M. (Eastern Time)
DoubleTree Hotel
1000 Penn Avenue
Pittsburgh, Pennsylvania 15222

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for fiscal 1996 is available without charge to stockholders upon written request to Investor Relations at the Company's headquarters.


Stock Transfer Agent & Registrar

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation and transfer procedures should be addressed to:

The Bank of Boston
Investor Relations
Mail Stop 45-02-09
P.O. Box 644
Boston, Massachusetts  02102-0644
(617) 575-3120

Allow three weeks for a reply.


Inquiries

Cable Design Technologies Corporation both welcomes and encourages questions and comments from its stockholders, potential investors, financial professionals, institutional investors and security analysts. Interested parties should contact the Company's headquarters by telephone at (412) 937-2300.

CDT maintains a Web site on the Internet at http://www.cdtc.com

Common Stock

The Company's common stock is listed for trading on the National Association of Securities Dealers Automated Quotation System (National Market System) under the symbol "CDTC."

The following table sets forth the high and low sales price per share of the common stock during the fiscal periods indicated. The Company did not pay cash dividends on the common stock during the periods set forth.

                Fiscal 1996     Fiscal 1995
---------------------------------------------
                High    Low     High    Low
---------------------------------------------
First              22  14-7/8  12-5/8   8-3/8

Second             44  21-1/8  13-1/8  10-3/8

Third              51  30      12-1/8   9-5/8

Fourth         49-1/4  24-3/4  15-3/8  11-1/2

------------------
ANNUAL REPORT 1996

----------------------
operations at a glance

                         [Photo of Anglo/CDT facility in Leeds, United Kingdom.]
               [Photo of Mohawk/CDT facility in Leominster, MA.]
[Photo of West Penn/CDT satellite facility in Washington, PA.]
                                 [Photo of Montrose/CDT facility in Auburn, MA.]

a history of successful acquisitions

    1985               1986            1988            1991
West Penn/CDT       Mohawk/CDT     Montrose/CDT      Anglo/CDT


West Penn/CDT manufactures specialty electronic wire and cable products which it sells through a comprehensive catalog to over 4,000 customers. West Penn is a leading supplier of electronic cables for the automation, sound & safety markets and has established preferred specification positions with OEMs, sound and security companies and building architects.

Mohawk/CDT manufactures high-performance network cables, many of which are copper, fiber optic and composite constructions for use in local area networks, multimedia ATM and WAN applications. Mohawk's ISO 9001 certification has been a big asset to international sales. Approximately 10% of Mohawk's shipments are for the international marketplace.

Montrose/CDT manufactures specialty electronic cables. For over 50 years, Montrose has designed products and obtained specification approvals for the computer OEM marketplace, including high data speed specialty cables for ATM, medical electronics, PC memory cards markets and large communications mainframe switches.

In 1990, the Company formed CDT International to serve markets in Europe and the Pacific Rim. In 1991, CDT purchased Anglo American Cables, Ltd., a cable systems distributor, to enhance its international business. This operation specializes in European growth markets for network systems cables and for the electronic cable marketplace.

Phalo/CDT was formed by the Company in 1993 to expand production capacity of its Mohawk, Montrose and West Penn product lines and to utilize a well-established trade name. Phalo has its own production capabilities, from base copper drawing machinery to high-speed extrusion and cabling equipment for computer network cable products.

             [Photo of Manhattan/CDT facility in Manchester, CT.]
              [Photo of NORDX/CDT facility in Kingston, Ontario.]
               [Photo of Phalo/CDT facility in Manchester, CT.]
        [Photo of Raydex/CDT facility in Skelsmerdale, United Kingdom.]
                 [Photo of NEK/CDT facility in Kinna, Sweden.]
               [Photo of X-Mark/CDT facility in Washington, PA.]


1993       1994           1995             1995          1996           1996
Phalo     NEK/CDT     Manhattan/CDT     Raydex/CDT     NORDX/CDT     X-Mark/CDT

Purchased in May 1994, NEK/CDT in Sweden is an important link to expanded overseas sales of CDT's products. NEK provides the Company with a state-of-the-art manufacturing facility for the production of coaxial cable for both European and U.S. markets for CATV/broadcast systems and for specialized computer inter-connect products for LANs and WANs.

Established in June, 1995, Manhattan/CDT comprises two recent acquisitions, Manhattan Electric Cable and Cole-Flex Corporation. This operation now combines a well-recognized supplier of cable products to the electrical and electronic distribution industry with a leading provider of tubing and sleeving product offerings.

Raydex/CDT, established in September 1995, is a highly regarded manufacturer of electrical and high performance wire and cable products to the electronic, electrical OEM and distribution industry in both the UK and overseas. This operation maintains two manufacturing plants in England along with an existing distribution system throughout Europe.

Acquired in February 1996, NORDX/CDT is a leading manufacturer of LAN and network structured wiring systems products. NORDX/CDT currently manufactures over 2,000 different products including cables, connectors and patch panels of the OBDN structured wiring system, the DynaTraX(TM) wiring closet automation product line and communications cables for outside plant needs.

Acquired in July 1996, X-Mark/CDT is a highly regarded manufacturer of specialized metal enclosures and wiring panels for use in computer and network systems. X-Mark/CDT's products are manufactured using newly installed state-of-the-art laser cutting technology which, together with its recent facility expansion, will double production capacity.

                                     HEADQUARTERS
                                     Foster Plaza 7, 661 Andersen Drive,
[Logo of CABLE DESIGN TECHNOLOGIES]  Pittsburgh, PA 15220
                                     Telephone: (412) 937-2300
                                     FAX: (412) 937-9690

                                     CDT INTERNATIONAL
                                     Zeal Court, Moorfield Road, Yeadon
                                     Leeds LS19 7BN, United Kingdom



                                  [Photo of Electronic wire and cable on reels.]
                         [Photo of Room with person watching computer monitors.] [Photo of Montage of electronic wire and cables computer and digital readouts.]
                                               [Photo of Offshore oil platform.]
                                     [Photo of Spray of fiber optic conductors.]
                                                        [Photo of Video camera.]
                                  [On inside cover and outside cover last page.]

[Logo of WEST PENN WIRE]             WEST PENN/CDT
                                     P.O. Box 762, 2833 West Chestnut Street,
                                     Washington, PA 15301

[Logo of MOHAWK]                     MOHAWK/CDT
                                     9 Mohawk Drive, Leominster, MA 01453

[Logo of Montrose]                   MONTROSE/CDT
                                     28 Sword Street, Auburn Industrial Park,
                                     Auburn, MA 01501

[Logo of PHALO]                      PHALO/CDT
                                     90 Progress Drive, Manchester, CT 06040

[Logo of ANGLO]                      ANGLO/CDT
                                     Moorfield Industrial Estate,
                                     Moorfield Road, Zeal Court Yeadon Leeds
                                     LS19 7BN, United Kingdom

[Logo of NEK]                        NEK/CDT
                                     Skene Skog Ind-omr, Box 208, S-511
                                     22 Kinna, Sweden

[Logo of ADMIRAL]                    ADMIRAL/CDT
                                     931 Seville Road, P.O. Box 1003,
                                     Wadsworth, OH 44281

[Logo of Manhattan]                  MANHATTAN/CDT
                                     203 Progress Drive, Manchester, CT 06040

[Logo of RAYDEX]                     RAYDEX/CDT
                                     Gladden Place, West Gillibrands,
                                     Skelmersdale Lancashire WN8 9SX,
                                     United Kingdom

[Logo of NORDX]                      NORDX/CDT
                                     105 Marcel-Laurin Boulevard, Saint Laurent,
                                     Quebec Canada H4N 2M3

[Logo of CEKAN]                      CEKAN/CDT
                                     Videhojvej 4, DK-8883 Gjern, Denmark

[Logo of X-MARK]                     X-MARK/CDT
                                     2001 N. Main Street
                                     Washington, PA 15301