Form 10-K/A, Exhibit 13
period 1996-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 1996-11-15
CIK 913142

                                 Exhibit 13.1


                                                                         page 29


10.   STOCK BENEFIT  The Company maintains a Stock Purchase and Option Plan (the
      PLANS "Former Plan") which was terminated as to future grants effective upon completion of the Company's initial public offering on November 24, 1993 (the "Initial Public Offering"). As of the grant termination date, 2,777,696 options had been granted under the Former Plan to directors, executives and other key employees of the Company. Options issued under the Former Plan have an exercise price equal to the fair market value of the common stock on the date of grant (July 1988 through September
                     1992) and expire on the earlier of ten years after date of grant or ten days after termination of employment. Substantially all of the outstanding options became fully vested as of the date of the Initial Public Offering.

                     A new Long-Term Performance Incentive Plan (the "Stock Option Plan") was adopted September 23, 1993, and provides for the granting to employees and other key individuals the following types of incentive stock awards: stock options, stock appreciations rights, restricted stock, performance units and grants and other types of awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 436,722 shares of common stock were reserved for issuance pursuant to the Stock Option Plan. In fiscal 1995 and fiscal 1996, non-qualified stock options of 150,000 and 270,600, respectively, were granted to various employees. The terms of the stock options include ratable vesting over five years and an exercise price equal to the fair market value of the stock at the date of grant.

                     A new Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 1,200,000 shares of common stock. 750,000 shares are to be reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. Under the Supplemental Plan, and in conjunction with acquisitions completed by the Company in fiscal 1996, the Company granted 399,400 options under the Supplemental Plan in fiscal 1996.

                     Additionally, in December 1995 the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides that shares of common stock having a fair market value of $15,000 be granted annually to each non-employee director each August 1. There were 2,250 shares granted under the Non-Employee Plan in fiscal 1996.