Form 10-K, Exhibit 13
period 1997-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 1997-10-28
CIK 913142

                                                                    EXHIBIT 13.1



                                   CDT [LOGO]
                        INNOVATIVE CONNECTIVE TECHNOLOGY


                              {Photo of the World}

                                     CDT IS
                                     GROWTH
                                    WORLDWIDE

                  CABLE DESIGN TECHNOLOGIES ANNUAL REPORT 1997


                         [Photo of London Tower Bridge]
                         [Photo of Great Wall of China]
                             [Photo of the Kremlin]
                       [Photo of the Sydney Opera House]

                                                 [Photo of communications cable]

COMPANY PROFILE

Cable Design Technologies is a leading designer and manufacturer of techno-logically advanced electronic data transmission cables for network, communications, computer interconnect, transportation, automation, sound and safety applications and fiber optic solutions; and complete voice and data wiring solutions, the DynaTraX(TM) automated electronic cross-connect switch, and other components required to build high performance telecommunications infrastructures.

TABLE OF CONTENTS

The Record Speaks for Itself                                                   1
Letter to Stockholders                                                         2
CDT is International                                                           4
CDT is Networking                                                              6
CDT is Specialty Products                                                      8
CDT is Global                                                                 10
Financial Table of Contents                                                   12
Financial Summary                                                             13
Management's Discussion
    and Analysis                                                              14
Report of Independent
    Public Accountants                                                        23
Consolidated Financial
    Statements                                                                24
Selected Historical Consolidated Financial Data                               47
Directors, Officers and
    Corporate Information                                                     48
Corporate Directory                                                           49

CDT [LOGO]

 [THE FOLLOWING TABLES WERE REPRESENTED BY BAR CHARTS IN THE PRINTED MATERIALS]


SALES                                                   OPERATING PROFIT*
DOLLARS IN MILLIONS                                     DOLLARS IN MILLIONS

YEAR           MILLIONS                                 YEAR           MILLIONS
1993           $126.650                                 1993           $19.577
1994            145.389                                 1994            21.801
1995            188.941                                 1995            29.613
1996            357.352                                 1996*           48.257
1997            516.996                                 1997            62.602


                                   THE RECORD

                                SPEAKS FOR ITSELF



NET INCOME*                 EARNINGS PER SHARE*         TOTAL ASSETS
DOLLARS IN MILLIONS                                     DOLLARS IN MILLIONS

YEAR           MILLIONS      YEAR                       YEAR           MILLIONS
1993*          $ 6.416       1993*          $0.44       1993           $ 83.749
1994*           10.138       1994*           0.65       1994            102.719
1995            14.713       1995            0.86       1995            118.976
1996*           26.410       1996*           1.42       1996            320.105
1997            36.035       1997            1.74       1997            429.499


STOCKHOLDERS' EQUITY
DOLLARS IN MILLIONS

YEAR           MILLIONS
1993           $(16.320)
1994             16.243
1995             31.865
1996            165.457
1997            205.125


OVER THE PAST FIVE YEARS CDT'S COMPOUND ANNUAL GROWTH RATE IS:

34% SALES
28% OPERATING INCOME
51% NET INCOME
38% EARNINGS PER SHARE

* ADJUSTED TO EXCLUDE NON-RECURRING AND EXTRAORDINARY CHARGES

DEAR FELLOW
STOCKHOLDERS


                              [Photo of the World]

"The record speaks for itself" -- it's not a phrase we take lightly. Since our IPO in November 1993, CDT has demonstrated an enviable record of growth and profitability. Today, we are clearly positioned as a global provider of innovative connective technology with strong name recognition, excellent market position and a leadership culture that rewards performance.

     Worldwide demand for faster and more powerful communications links are providing outstanding opportunities for CDT. Today, it's no longer enough to lead the market. Successful players in our industry must now anticipate the changes and challenges before others see them and create opportunities for future growth. Without question, we have created an infrastructure to satisfy a market that is moving at a blinding rate of speed.

     Driving our success have been five discreet strategies:

o    Growing our sales opportunities in international markets;

o Acquiring high-margin niche businesses to expand our innovative connective technology focus;

o    Consistently expanding and upgrading our manufacturing infrastructure;

o Developing new products to keep CDT on the cutting edge of technology enhancements; and

o Anticipating our customers' needs by providing the highest quality specialty products supported by outstanding service.


     The success of these corporate initiatives is driven by the 3,000 CDT employees worldwide who are committed to our vision of service and growth and who are prepared to meet the technological challenges of the 21st century.

I'm extremely proud of CDT's 1997 financial performance.

In what proved to be an exceedingly challenging marketplace, we demonstrated excellent growth. After experiencing sharp price increases through mid-fiscal year 1996, the market for Teflon(R) plenum Category 5 network cable then softened dramatically with a marked decrease in pricing through the end of fiscal year 1997. Our employees did an outstanding job of overcoming these mercurial market conditions which cost CDT the opportunity for considerable operating profit. Net sales for the year ended July 31, 1997 rose 44.7% to a record $517.0 million versus $357.4 million last year with the addition of sales by CDT'S recently acquired Dearborn/CDT operations and a full year of sales from NORDX/CDT acquired in February 1996. Net income jumped 36.4% to a record $36.0 million ($1.75 per share) versus $26.4 million ($1.42 per share) a year ago, excluding non-recurring and extraordinary charges reported in fiscal 1996. To put these results in perspective, our Company has achieved a five year compound annual growth rate of 34% for sales, 28% for operating income, 51% for net income and 38% for earnings per share. In fiscal 1997, $104.7 million or 20% of our revenues were generated from outside North America -- and foreign sales are climbing as we continue to penetrate Asia, Latin America, Australia and the former Eastern bloc countries. At CDT we are pursuing international growth opportunities through a combination of acquisition, expanded operations and enhanced marketing worldwide.

     Results for fiscal 1997 reflect increased sales in all five of CDT'S business groups: Network structured wiring products rose 35.6% to $253.4 million; Communications/multimedia products grew 90.5% to $94.1 million; Automation, sound and safety rose 3.9% to $71.4 million; Computer interconnect increased 21.8% to $22.9 million; and finally, sales of

--------------------------------------------------------------------------------
[Photo of the world continued from page 2]

The success of these corporate initiatives is driven by the 3,000 CDT employees worldwide who are committed to our vision of service and growth and who are prepared to meet the technological challenges of the 21st century.

--------------------------------------------------------------------------------

Other products rose 124.5% to $75.2 million, which includes the sales from our newly acquired Dearborn/CDT operations.

Our ability to find and integrate synergistic acquisitions is one of the best in our industry.

In April 1997 we purchased Dearborn/CDT and its Thermax/CDT operations for $77.5 million and followed up with the acquisition of Barcel/CDT in early September. Dearborn/CDT provides an excellent strategic fit with our technologically-driven business and greatly enhances the breadth and balance of CDT'S product lines, especially in the fast growing markets for commercial aircraft and wireless communications. To date, this acquisition has exceeded our expectations for both sales and net income and is currently undergoing a major expansion at its Nogales, Mexico manufacturing facility. Barcel/CDT is a leading manufacturer of high temperature tape-wrapped insulation and high temperature extruded insulation for the commercial aviation market. Its products are recognized throughout the industry and will complement the specialty cable products currently being manufactured at Thermax/CDT and Raydex/CDT. Our purchase in fiscal year 1996 of NORCOM/CDT, a division of NORDX/CDT, has been another success story. Sales at this Canadian communications cable facility were very strong in the second half of fiscal 1997 as demand continued for additional residential phone lines to support Internet, facsimile and telecommuting needs. We anticipate continued strong sales of communications cable throughout fiscal 1998.

     It is with considerable sadness that I report the passing of Bernard J. Bannan, a Director of CDT and President and CEO of Binley, Inc. Mr. Bannan was affiliated with our Company since the mid-1980s, and was instrumental in guiding CDT to its current leadership position. As a unique advisor, his counsel and friendship will be greatly missed.

We enter fiscal 1998 with a number of exciting initiatives.

First, we are committed to staying on the cutting edge of new product development across all our business lines. Second, with the return in demand for Teflon(R) plenum network cable, our investment in manufacturing, equipment and facilities continues to be a top priority. Expansion is currently underway at Thermax/CDT, NORCOM/CDT, Raydex/CDT and Cekan/CDT. Finally, we are continuing to look aggressively, both domestically and overseas, for acquisitions to complement our high-growth niche markets. Our new NORDX/CDT Canadian manufacturing/administration/R&D facility is scheduled for completion in February 1998 and we continue to work closely with the leading standards organizations to keep us in the forefront of new product design and certification. In short, we are excited about the opportunities in our business and CDT'S strong position in its markets. To our stockholders, customers and employees, I extend thanks for all you have done to make this past year so successful.



/s/ Paul M. Olson


PAUL M. OLSON
President and CEO

October 13, 1997

CDT IS
INTER


                          [Photo of Japanese Building]

NATIONAL


CDT's international capabilities enable us to compete successfully in the global marketplace. From the PacRim to Central Europe and South America, few electronic enterprises, whether OEM or distributor, are beyond the reach and resources of CDT. All's well with our world.


                                                   [Photo of cabling over a map]

--------------------------------------------------------------------------------

                                      [Photo of connector producing machinery]


You'll find CDT at work around the world. As a world leader in the design and manufacture of connectivity products, it is no surprise to find us participating in progressive transportation projects around the world. Business opportunities in the PacRim represent tremendous potential for CDT as core infrastructure programs are developed throughout Asia. Hong Kong's new airport at Chek Lap Kok is one example. With a scheduled opening in 1998, this facility is designed to carry 35 million passengers and three million tons of cargo a year. CDT'S Category 5, zero halogen and fiber optic cables are also being installed at Hong Kong's new Metro Rail project and in Singapore at Phase 2 and 3 of the new Changi Airport project.

     The potential for growth in CDT's international sales remains strong. Opportunities in Australia, Latin America, and the former Eastern bloc countries continue to be exploited as the rest of the world prepares for the oncoming link in high speed worldwide communications. CDT has been building an infrastructure of manufacturing and distribution strength to service the growing global marketplace. In fiscal 1997, 43% of our sales were outside the U.S. and 20% were outside North America. Our goal is to have 50% of our sales in international markets by the year 2000.

                                           [Photo of Desktop Globe of the Earth]

CDT's ISO 9001 CERTIFICATION IS AN IMPORTANT SELLING POINT TO THE INTERNATIONAL MARKETS.

The Information Superhighway won't do you much good if you're stuck in cross-town traffic.

With CDT, nothing stands between our customers and the opportunities of the Information Age.


CDT IS
NETWORKING

                                                [Photo of Spray of fiber optics]

--------------------------------------------------------------------------------

[Photo of Dynatrax(TM) installation in wiring closet]

You'll find CDT network structured wiring products providing sophisticated end-to-end solutions to important communications problems. In fiscal 1997, network products accounted for 49% of CDT'S total sales -- and it remains one of our Company's fastest growing and profitable business groups. CDT is at the leading edge of a rapidly changing communications industry. To stay in front we are constantly expanding our capabilities and our product lines to accomodate the evolving requirements for the next generation of connectivity products including Level 6 and 7 network cable. From 400 megabits/s to 622 megabits/s to one gigabit/s -- in production, in technology, in quality control and customer support -- we're preparing to meet the needs of the next century.

     We are a leading resource for our industry. From a single building to a campus to a city network, across the nation and across the world, CDT technologies are already in place to lead the way into the 21st century. At a time when business is being reshaped by computer networking, instantaneous communications and electronic commerce, it's critical to build a robust internal infrastructure, such as NORDX/CDT'S IBDN structured cabling systems solutions. Today, CDT manufactures and markets a variety of different network products, including cables, connectors, wiring closet equipment, the DynaTraX(TM) high performance cross-connect switch and complete end-to-end Category 5 implementation that is certified and warranted.


[Photo of Personal Computer]

THE GROWTH OF MULTIMEDIA COMPUTING IS DRIVING THE DEMAND FOR GREATER COMMUNICATIONS SPEED.

                [Photo of an educational institution in Montreal]

CDT IS SPECIALTY

Most American-made commercial jets currently in service carry some Thermax/CDT or Barcel/CDT wire. In addition, our specialty products can be found on the Patriot missile, the Space Shuttle and the newest Sikorsky helicopter.

[Photo of various cabling products]

--------------------------------------------------------------------------------

[Photo of person watching computer monitor]

You'll find CDT specialty cables at work in the rapidly growing commercial aviation market. In the 1950s, Thermax/CDT was one of the pioneers of the use of PTFE Teflon(R) paste extruded insulated wire for the aerospace and aviation industries. A decade later, Barcel/CDT introduced high performance, tape-wrapped insulated specialty wire to the commercial aviation, military, and satellite/space industries.

     We have developed both traditional and specialty high temperature cables, including fire resistant varieties, to meet some of the most hazardous environments. Many applications for aviation, automotive and wireless require cable with exterior armor or "jacketing" materials that can endure exposure to chemicals, extreme temperatures and outside elements. CDT has developed coaxial and twinaxial cables utilizing high speed, low loss air spaced dielectrics for use in telecommunications and aerospace applications.

     Specialty cables from CDT are also found on the oxygen sensors for catalytic convertors of American-made automobiles and throughout the country on wireless switching stations and the components of cellular telephones. Our strong focus on developmental engineering and our ability to remain on the cutting edge of new product applications have given us a valued position in our industry.


[Photo of football]

END-TO-END, CDT'S FACILITIES WOULD FILL OVER 48 FOOTBALL FIELDS.

PRODUCTS




                     [Photo of highways, city and airplane]

            [Drawing of Map of Earth WITH CDT Locations highlighted]

--------------------------         -------------------      -----------------
IRVINE, CALIFORNIA                 MEXICO CITY, MEXICO      KINGSTON, ONTARIO
--------------------------         -------------------      -----------------

--------------------------         -------------------      -----------------
CHINO, CALIFORNIA                  NOGALES, MEXICO          TORONTO, ONTARIO
--------------------------         -------------------      -----------------

--------------------------         -------------------      -----------------
LOS ANGELES, CALIFORNIA            TIJUANA, MEXICO          MONTREAL, QUEBEC
--------------------------         -------------------      -----------------

--------------------------
NORTHRIDGE, CALIFORNIA
--------------------------

--------------------------
MANCHESTER, CONNECTICUT
--------------------------

--------------------------
MIAMI, FLORIDA
--------------------------

--------------------------
ATLANTA, GEORGIA
--------------------------

--------------------------
CHICAGO, ILLINOIS
--------------------------

--------------------------
WHEELING, ILLINOIS
--------------------------

--------------------------
AUBURN, MASSACHUSETTS
--------------------------

--------------------------
LEOMINSTER, MASSACHUSETTS
--------------------------

--------------------------
WESTBORO, MASSACHUSETTS
--------------------------

--------------------------
LAS VEGAS, NEVADA
--------------------------

--------------------------
WHITESTONE, NEW YORK
--------------------------

--------------------------
ICARD, NORTH CAROLINA
--------------------------

--------------------------
WADSWORTH, OHIO
--------------------------

--------------------------
PITTSBURGH, PENNSYLVANIA
--------------------------

--------------------------
SHARON HILL, PENNSYLVANIA
--------------------------

--------------------------
WASHINGTON, PENNSYLVANIA
--------------------------

--------------------------
HOUSTON, TEXAS
--------------------------

--------------------------
DALLAS, TEXAS
--------------------------

--------------------------
SEATTLE, WASHINGTON
--------------------------



CDT IS

GLOBAL

Location of selected manufacturing facilities, warehousing operations, sales personnel, sales offices and administrative offices.

            [Drawing of Map of Earth WITH CDT Locations highlighted]

------------------            -------------------------     --------------------
GJERN, DENMARK                BRACKNELL, UNITED KINGDOM     BEIJING, CHINA
------------------            -------------------------     --------------------

------------------            -------------------------     --------------------
ROSKILDE, DENMARK             LEEDS, UNITED KINGDOM         HONG KONG, CHINA
------------------            -------------------------     --------------------

------------------            -------------------------     --------------------
WUPPERTAL, GERMANY            LITTLEBOROUGH,                SHANGHAI, CHINA
                              UNITED KINGDOM
------------------            -------------------------     --------------------

------------------            -------------------------     --------------------
CERNUSCO, ITALY               LONDON, UNITED KINGDOM        KUALA LUMPUR,
                                                            MALAYSIA
------------------            -------------------------     --------------------

------------------            -------------------------     --------------------
WARSAW, POLAND                RINGWOOD, UNITED KINGDOM      BRISBANE, AUSTRALIA
------------------            -------------------------     --------------------

------------------            -------------------------     --------------------
MADRID, SPAIN                 SKELMERSDALE,                 MELBOURNE, AUSTRALIA
                              UNITED KINGDOM
------------------            -------------------------     --------------------

------------------                                          --------------------
KINNA, SWEDEN                                               SYDNEY, AUSTRALIA
------------------                                          --------------------

FINANCIAL TABLE OF CONTENTS


Financial Summary                            13

Management's Discussion
     and Analysis                            14

Report of Independent
     Public Accountants                      23

Consolidated Financial
     Statements                              24

Selected Historical Consolidated
     Finacial Data                           47

Directors, Officers and
     Corporate Information                   48

Corporate Directory                          49

FINANCIAL SUMMARY
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

INCOME STATEMENT DATA:                                     1997(1)       1996(1)
--------------------------------------------------------------------------------
Net sales                                              $516,996      $357,352
--------------------------------------------------------------------------------
Gross profit                                            154,936       111,819
Gross margin                                               30.0%         31.3%
--------------------------------------------------------------------------------
Operating profit                                         62,602        31,527 (2)
Operating margin                                           12.1%          8.8%(2)
--------------------------------------------------------------------------------
Income before extraordinary items                        36,035        15,881
Income per common share before extraordinary items     $   1.75      $   0.85
--------------------------------------------------------------------------------
Net income                                               36,035        15,285(3)
Net income per common share                            $   1.75      $   0.82(3)
--------------------------------------------------------------------------------
BALANCE SHEET DATA:
--------------------------------------------------------------------------------

Total assets                                           $429,499      $320,105
Current assets                                          247,545       208,456
Long-term debt (excluding current maturities)           126,661        71,384
Stockholders' equity                                    205,125       165,457
--------------------------------------------------------------------------------

(1) Includes the post-acquisition results of businesses acquired during fiscal years 1997 and 1996.

(2) Includes $16.7 million of non-recurring charges, see Note 19 to the Consolidated Financial Statements. Excluding these non-recurring charges, the operating margin was 13.5%.

(3) Excluding non-recurring and extraordinary charges, net income and net income per common share for fiscal year 1996 would have been $26.4 million and $1.42, respectively.



                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

The following discussion of Cable Design Technologies Corporation's ("the Company") consolidated historical results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this report.

The following table presents, for the periods indicated, the summary selected financial data from the Company's statements of income, and should be read in conjunction with the following discussion.

FOR FISCAL YEAR ENDED JULY 31,                       1997       1996       1995
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

Net sales                                         $516,996   $357,352   $188,941
Cost of sales                                      362,060    245,533    125,777
Gross profit                                       154,936    111,819     63,164
Selling, general and administrative costs           92,334     63,562     33,551
Non-recurring charges                                 --       16,730       --
Income from operations                              62,602     31,527     29,613
Income before extraordinary item                    36,035     15,881     14,713
Net income                                        $ 36,035   $ 15,285   $ 14,713

Overall, CDT had an outstanding year. Sales for the year ended July 31, 1997 ("fiscal 1997") increased 44.7% to $517.0 million and net income increased 36.4% compared to the year ended July 31, 1996 ("fiscal 1996"), excluding non-recurring and extraordinary charges reported in fiscal 1996 of $11.1 million, net of tax.

Acquisition is an important part of CDT's strategy and the incremental sales attributable to businesses acquired in fiscal 1997 and 1996 accounted for $144.4 million of the increase in fiscal 1997 sales. The acquisition of Dearborn/CDT in April 1997 broadened CDT's product offerings. Since its acquisition, Dearborn/CDT's operations have continued to perform well, particularly its wireless component assembly business and its Thermax/CDT specialty commercial aircraft and electronic automotive cable business. In addition, other businesses that were acquired during fiscal 1996 continued to perform well and a full year of their operations are included in CDT's fiscal 1997 results. CDT's communications cable business, NORCOM/ CDT, which was acquired as part of the NORDX/CDT purchase in February 1996, benefitted in fiscal 1997 from the need for telephone companies to upgrade their local distribution infrastructure due to an expanded demand for phone lines as a result of increased Internet, fax, telecommuting, ISDN, and other usages. The passive components portion of NORDX/ CDT's IBDN network structured wiring system business (including cable connectors, wiring


14 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


racks and panels, and fiber optic connectors) grew in fiscal 1997 as NORDX/CDT continued to build on its strategy of offering complete, fully certified end-to-end structured wiring systems for high performance networking and other applications. NORDX/CDT also continued to broaden its international sales and marketing capabilities for its IBDN network products outside of Canada, and its U.S. and Pacific Rim sales, particularly China, increased in fiscal 1997. Furthermore, increased sales by CDT's U.K. subsidiary, Raydex/CDT, also contributed to an overall increase in international sales.

CDT's record fiscal 1997 results were achieved despite certain unfavorable market influences. For most of fiscal 1997 a very challenging market existed for Teflon(R) plenum Category 5 network cable products which began in the latter part of fiscal 1996 and resulted in more competitive pricing and a much lower profitability for this product group. During the latter part of fiscal 1997, the Company believes that growth in the demand for Category 5 network cables slowed as the market sorted out the migration to the higher performance Level 6 and Level 7 products. The extended performance Level 6 network cable is capable of carrying information at the rate of 100 to 622 megabits/s, and the Level 7 cable is capable of carrying information at the rate of 622 megabits/s to 1.0 gigabit/s. Over the first two months of CDT's new fiscal year 1998, the demand and pricing for Teflon(R) plenum Category 5 cable products have shown marked improvement, together with a continued increase in demand for the higher priced Level 6 and Level 7 cables. Also, an increase in the U.S. dollar against certain European currencies during fiscal 1997 reduced export sales, particularly of shielded network cables, to certain countries.

In September 1997, CDT's search for strategic acquisitions to strengthen and broaden its product offerings resulted in the acquisition of Barcel Acquisition Corporation and its subsidiaries ("Barcel/CDT"). Headquartered in Irvine, CA, with 1996 sales of approximately $13 million, Barcel/CDT is a manufacturer of specialty high temperature cable products primarily for commercial aircraft applications.

YEAR ENDED JULY 31, 1997 COMPARED WITH YEAR ENDED JULY 31, 1996

NET SALES

Net sales increased by $159.6 million, or 44.7%, to a record $517.0 million for fiscal 1997 compared to $357.4 million for fiscal 1996. The increase in fiscal 1997 includes the addition of $144.4 million of sales attributable to the recently acquired businesses: Dearborn/CDT, Stronglink/CDT, the incremental sales of Cekan/CDT and X-Mark/CDT for fiscal 1997, and the incremental sales of NORDX/CDT for the first six months of fiscal 1997.

The sales of network structured wiring products increased $66.4 million, or 35.6%. The addition of $67.8 million of network systems products sales attributable to recently acquired businesses as well as increased sales of IBDN network passive components by NORDX/CDT for the comparable six month periods ending July 31, 1997 and 1996, more than offset the lower


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


sales of Teflon(R) plenum Category 5 network cable products due to the lower pricing experienced for much of the year as a result of the competitive pricing environment that began in the second half of fiscal 1996. The Company also experienced reduced export sales of shielded network cables to the European market as a result of the strong U.S. dollar. Sales of communications cable products increased $44.7 million, or 90.5%, primarily as a result of a full year of sales attributable to NORDX/CDT's NORCOM division acquired in February, 1996. However, sales increased 13.2% for the comparable six month periods ending July 31, 1997 and 1996, demonstrating continued demand from telephone companies as they upgrade and expand their local distribution network infrastructure. Sales of computer interconnect cable products increased $4.1 million, or 21.8%, due to increased sales of cables for mainframe computer, cellular, satellite based ground communication, and system interface applications. Sales of automation sound & safety cable products increased $2.7 million, or 3.9%. Sales of other products, principally cable, increased $41.7 million, or 124.5% primarily as a result of sales attributable to the recently acquired businesses and a 10% growth in sales by the Company's existing operations.

International sales (outside of North America) increased $19.6 million, or 23%, to $104.7 in fiscal 1997 compared to $85.1 million in fiscal 1996 due to the additional sales attributable to the recently acquired businesses. The stronger U.S. dollar as compared to certain European currencies reduced export sales to Europe, particularly Germany.

GROSS PROFIT

Gross profit increased $43.1 million, or 38.6%, to $154.9 million in fiscal 1997 compared to $111.8 million for fiscal 1996. The gross profit contributed by the recently acquired businesses of Dearborn/CDT, Stronglink/CDT, the incremental gross profit of Cekan/CDT and X-Mark/CDT, and the incremental gross profit of NORDX/CDT for the six month period ended January 31, 1997 accounted for $42.4 million of the overall increase. Network systems products accounted for approximately 34% of the overall increase. The increase in the gross profit for network products was attributable to the additional gross profit of the recently acquired businesses and to an increase in gross profit for network passive components which were partially offset by reduced gross profit for network cable products as a result of the competitive price environment for Teflon(R) plenum Category 5 cables and decreased export sales to Europe. The increase in gross profit from the sales of communications cable products accounted for approximately 29% of the overall increase in gross profit and was attributable to the incremental sales for the first six months of fiscal 1997 for the NORCOM division of NORDX/CDT as well as higher sales and improved gross margin for the comparable six month periods ending July 31, 1997 and 1996. The gross profit from the sales of automation sound & safety and computer interconnect products accounted for approximately 6% and 3%, respectively, of the overall increase in gross profit. Other products, principally cable, accounted for approximately 28% of the overall increase in gross profit. The increase in gross profit for other products was primarily


16 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


due to the additional gross profit for Dearborn/CDT as well as an increase in gross profit for other businesses, particularly Raydex/CDT. The overall gross margin for fiscal 1997 was 30.0% compared to 31.3% for fiscal 1996. The reduction in the overall gross margin was primarily due to the lower margin on network cables as a result of the more competitive price environment for Teflon(R) plenum Category 5 network cables which was partially offset by improved margins for network passive components and communications cables.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expense ("SG&A") increased $28.8 million, or 45.3%, to $92.3 million for fiscal 1997 compared to $63.6 million for fiscal 1996. The increase in fiscal 1997 SG&A was primarily the result of the additional $25.5 million of SG&A related to the recently acquired businesses including the incremental SG&A of NORDX/CDT for the six month period ended January 31, 1997. Excluding the SG&A of the recently acquired businesses, the increase in SG&A was 5.0%, which includes additional investment to develop and expand worldwide selling and marketing capabilities. As a percentage of sales SG&A was 17.9% and 17.8% for fiscal years 1997 and 1996, respectively.

INCOME FROM OPERATIONS

Income from operations increased $14.3 million, or 29.7%, to $62.6 million compared to $48.3 million for fiscal 1996 (excluding non-recurring charges). Including non-recurring charges income from operations was $31.5 million for fiscal 1996. The operating margin, derived by dividing operating income by net sales, was 12.1% for fiscal 1997 compared to 13.5% for fiscal 1996 (excluding non-recurring charges). The lower operating margin for fiscal 1997 was primarily the result of the reduction in the gross margin discussed above.

NET INCOME

Fiscal 1997 net income increased $20.7 million to $36.0 million, or $1.75 per share, compared to net income of $15.3 million, or $0.82 per share for fiscal 1996. Excluding non-recurring and extraordinary charges incurred in fiscal 1996, net income increased $9.6 million, or 36.4%, over fiscal 1996 net income of $26.4 million, or $1.42 per share.

YEAR ENDED JULY 31, 1996 COMPARED WITH YEAR ENDED JULY 31, 1995

NET SALES

Net sales increased $168.4 million, or 89.1%, to $357.4 million for fiscal 1996 compared to $188.9 million for the year ended July 31, 1995 ("fiscal 1995"). The increase in fiscal 1996 net sales includes $143.1 million of post-acquisition sales by recently acquired businesses: Cekan/ CDT, X-Mark/CDT, NORDX/CDT, Raydex/CDT and Manhattan/CDT. Sales of network structured wiring products increased $83.8 million, or 82.0%, primarily as a result of the addition of the post-acquisition sales of these products by NORDX/CDT and other recently

                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


acquired businesses, as well as an increase in network cable products sales by the Company's existing operating units during the first half of fiscal 1996. A disruption in the Category 5 Teflon(R) plenum network cable market early in the third quarter of fiscal 1996 due to a build-up of distributor inventories of these products and a greater availability of Teflon(R) raw material resulted in reduced sales volume and lower selling prices for these products by the Company's existing operating units during the second half of fiscal 1996. The negative effect of the reduced sales of Category 5 Teflon(R) plenum network cables was partially offset by increased sales of fiber optic network cables and continued sales of non-plenum Category 5 network cables during the period. Sales of automation sound & safety cable products increased $21.5 million, or 45.6%, primarily as a result of the addition of the post-acquisition sales of these products by the recently acquired businesses, Raydex/CDT in the United Kingdom and Manhattan/CDT in the U.S., as well as a solid increase in sales by the Company's principal domestic manufacturing division for these products, West Penn/CDT. As a part of the Company's acquisition of NORDX/CDT, the Company acquired a new primary business group, communications cable products. NORDX/CDT's post-acquisition sales of communications cable products accounted for 29% of the Company's overall increase in net sales for fiscal 1996. Sales of computer interconnect cable products, which accounted for approximately 5% of fiscal 1996 overall sales, decreased $4.1 million in fiscal 1996 primarily as a result of lower sales of certain mid-range computer system interconnect cables which have been phased out by hardware designers in favor of Category 5 twisted pair and patch cable technology. International sales (outside of North America) increased $55.9 million, or 191.4%, to $85.1 million in fiscal 1996 compared to $29.2 million in fiscal 1995 due primarily to the addition of the post-acquisition international sales by the recently acquired businesses, Raydex/CDT and NORDX/CDT, as well as increased international sales by the Company's existing businesses.

GROSS PROFIT

Gross profit increased $48.7 million, or 77.0%, to $111.8 million in fiscal 1996 compared to $63.2 million for fiscal 1995. The increase in fiscal 1996 gross profit includes the post-acquisition gross profit generated by recently acquired businesses of $37.1 million. The gross profit from the sales of network structured wiring products accounted for approximately 62% of the increase in gross profit for fiscal 1996. Gross profit from the sales of communications cable products and automation sound & safety cable products represented approximately 25% and 10% of the overall increase in gross profit, respectively. The significant drop in the market prices of copper in June 1996 due primarily to the news of the alleged Sumitomo trading scandal resulted in a reduction in the selling prices for communications cable which negatively impacted earnings in the fourth fiscal quarter. The negative effect on gross profit because of the reduction in the selling prices for communications cable is temporary and should be neutralized when the higher cost copper raw material on hand for communications cable has been worked

18 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


out of inventory. The gross margin for fiscal 1996 was 31.3% compared to a gross margin of 33.4% for fiscal 1995. The decrease in the gross margin for fiscal 1996 was due primarily to the comparatively lower gross margin of certain of the recently acquired businesses, primarily NORDX/CDT's communications cable business and Raydex/CDT's non-network cable products sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

SG&A increased $30.0 million, or 89.4%, to $63.6 million, for fiscal 1996 compared to $33.6 million for fiscal 1995. The increase in fiscal 1996 SG&A was primarily the result of the addition of $25.9 million post-acquisition SG&A of the recently acquired businesses, principally NORDX/CDT. As a percentage of sales, SG&A of 17.8% for fiscal 1996 was unchanged as compared to 17.8% for fiscal 1995.

NON-RECURRING CHARGES

In connection with the NORDX/CDT acquisition, the Company engaged an independent appraisal firm to prepare a valuation of the assets acquired to serve as a basis for allocation of the purchase price. As a result of the valuation, the fair market value of acquired in-process research and development relating to the development of the DynaTraX(TM) automated network cross-connect switch was determined to be $9.8 million. In accordance with generally accepted accounting practices this amount was charged to operations upon the acquisition of NORDX/ CDT in the third quarter of fiscal year 1996. In addition, stock appreciation rights of $6.9 million vested upon the completion of the February 28, 1996 common stock offering ("Offering").

INCOME FROM OPERATIONS

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

NET INCOME

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

                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1997 operating working capital increased $18.6 million, excluding increases resulting from the initial recording of the working capital of acquired businesses. The change in operating working capital was primarily the result of increases in accounts receivable ($4.0 million) and inventories ($12.7 million) and a reduction in taxes payable ($1.9 million). The increase in inventories is partially due to stocking of a new west coast warehouse. The change in operating working capital excludes changes in cash and current maturities of long-term debt.

After providing for the increase in working capital, the Company generated $30.9 million of net cash from operating activities during fiscal 1997. The net cash used by investing activities during fiscal 1997 of $99.1 million included $72.4 million for the acquisition of businesses (principally Dearborn/CDT) and $26.7 million for capital projects. Net cash provided by financing activities of $61.3 was primarily from debt sources. The net decrease in cash for fiscal 1997 was $7.1 million.

During fiscal 1997 and fiscal 1996, the Company expended $26.7 million and $15.9 million, respectively, for capital projects. The expenditures for fiscal 1997 were made to increase manufacturing efficiencies and to expand the Company's overall production capacity of new and existing product lines, and included completion of a facility to manufacture enhanced network cable including Level 6 and Level 7 specialty cables, completion of an expanded state-of-the-art fiber optic facility, construction of a sales, training and administration facility, and commencement of construction of the 300,000 square foot NORDX/CDT manufacturing, administration and R & D facility. The Company expects to spend approximately $35 million for capital projects for the year ending July 31, 1998 without regard to potential acquisitions. Planned spending in fiscal 1998 includes completion of the NORDX/CDT manufacturing facility and investment in equipment and facilities for capacity expansion at various facilities, particularly Thermax/CDT, NORCOM/CDT, NORDX/CDT, Raydex/CDT, and Cekan/CDT.

The Company revised its existing credit agreement (the "Credit Agreement") on April 10, 1997, to increase borrowing limits and reduce applicable interest rates. The Credit Agreement as revised is comprised of a $105.0 million revolver and a CDN $115.0 million Canadian revolver, and includes a provision whereby the applicable margins over prime or the London Inter-Bank Offered Rate are based on the attainment of certain performance factors. A commitment fee of .15% to .375% is applied to the unused portion of each revolver. In addition to the Credit Agreement, the Company maintains a foreign credit facility in the United Kingdom which provides for up to approximately $12 million of borrowings (the "U.K. Credit Facility"). On July 31, 1997, the Company had approximately $71.4 million of availability under the Credit Agreement and $4.3 million of availability under its U.K. Credit Facility.

Based on the Company's current expectations for its business, management believes that its cash flow from operations and the available portion of its revolving credit facilities and foreign credit facility will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

On September 10, 1997, the Company acquired all the outstanding stock of Barcel/CDT. The purchase was financed through available borrowings under the Company's Credit Agreement.

20 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


EFFECTS OF INFLATION

The Company does not believe that inflation had a significant impact on the Company's results of operations for the periods presented. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operating results by controlling costs of operations and, whenever possible, seeking to ensure that selling prices reflect increases in costs due to inflation.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a "fair value based method" of financial accounting and related reporting standards for stock-based employee compensation plans. SFAS No. 123 is effective for fiscal 1997 and provides for adoption in the income statement or through disclosure. The Company has continued to account for its stock-based employee compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, and has provided the required disclosure in the footnotes to the fiscal 1997 Consolidated Financial Statements (see Note 10).

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 differs from current accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared with primary earnings per share and fully diluted earnings per share under current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive securities in the calculation. Diluted earnings per share under the new standard differs in certain calculations from fully diluted earnings per share under the existing standards. Adoption of SFAS No. 128 is required for interim and annual periods ending after December 15, 1997. Early adoption is not permitted. See Note 2 to the Consolidated Financial Statements for the anticipated impact of adoption of SFAS No. 128 on reported earnings per share.

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure"("SFAS No. 129"). SFAS No. 129 consolidates previous standards for disclosing information about an entity's capital structure. Adoption of SFAS No. 129 is required for annual periods ending after December 15, 1997. The Company will adopt SFAS No. 129 in the fiscal year ending July 31, 1998, and does not believe that adoption will have a significant impact on the financial statements.

The FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"("SFAS No. 130") in June 1997. SFAS No. 130 establishes reporting standards for a new statement of comprehensive income and its components to be included with the financial statements currently required. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in the fiscal year ending July 31, 1999, and has not yet determined the impact of adoption.

                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related
Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for reporting information about operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in the fiscal year ending July 31, 1999, and has not yet determined the impact of adoption.

FORWARD LOOKING STATEMENTS -- UNDER THE PRIVATE SECURITIES
LITIGATION ACT OF 1995

Certain of the statements in this annual report are forward-looking statements. The statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including the level of market demand for the Company's products, competitive pressures, the ability to achieve reductions in operating costs and to continue to integrate acquisitions, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters and other specific factors discussed in the Company's Prospectus, dated February 27, 1996, and other Securities and Exchange Commission filings. The information contained herein represents management's best judgement as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments or information obtained after the date hereof and disclaims any legal obligation to the contrary.

22 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Cable Design Technologies Corporation (a Delaware corporation) and Subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Design Technologies Corporation and Subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


PITTSBURGH, PENNSYLVANIA
September 9, 1997



                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 23

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED JULY 31,                                           1997         1996         1995
--------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Net sales                                                $ 516,996    $ 357,352    $ 188,941
Cost of sales                                              362,060      245,533      125,777
--------------------------------------------------------------------------------------------
   Gross profit                                            154,936      111,819       63,164
Selling, general and administrative expenses                92,334       63,562       33,551
Non-recurring charges                                           --       16,730           --
--------------------------------------------------------------------------------------------
   Income from operations                                   62,602       31,527       29,613
Interest expense, net                                        5,338        5,362        5,111
Other (income) expense, net                                    (58)         271           (5)
--------------------------------------------------------------------------------------------
   Income before income taxes and extraordinary items       57,322       25,894       24,507
Income tax provision                                        21,287       10,013        9,794
--------------------------------------------------------------------------------------------
   Income before extraordinary items                        36,035       15,881       14,713
Extraordinary loss on the early extinguishment of debt          --         (596)          --
--------------------------------------------------------------------------------------------
   Net income                                            $  36,035    $  15,285    $  14,713
============================================================================================

Income per share of common stock:
Primary:
   Income before extraordinary items                     $    1.75    $    0.85    $    0.86
   Extraordinary loss                                           --        (0.03)          --
--------------------------------------------------------------------------------------------
   Net income                                            $    1.75    $    0.82    $    0.86
============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


24 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JULY 31,                                                                            1997         1996
-----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
ASSETS
Current Assets:
   Cash and cash equivalents                                                   $   9,017    $  16,097
   Accounts receivable, net of allowance for uncollectible accounts of
     $4,665 and $2,660, respectively                                             112,051       96,490
   Inventories                                                                   120,974       90,618
   Prepaid expenses and other                                                      3,400        1,965
   Deferred income taxes                                                           2,103        3,286
-----------------------------------------------------------------------------------------------------
     Total current assets                                                        247,545      208,456
-----------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                               127,568       89,519
Intangible assets, net                                                             7,819        4,321
Goodwill, net of accumulated amortization of $4,103 and $3,263, respectively      45,248       16,692
Other assets                                                                       1,319        1,117
-----------------------------------------------------------------------------------------------------
     Total assets                                                              $ 429,499    $ 320,105
=====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable to banks                                                      $   5,618    $   1,684
   Current maturities of long-term debt                                            4,588        7,536
   Accounts payable                                                               41,446       31,279
   Accrued payroll and related benefits                                           13,466       11,689
   Accrued taxes                                                                   2,048        6,346
   Other accrued liabilities                                                      18,354       15,832
-----------------------------------------------------------------------------------------------------
     Total current liabilities                                                    85,520       74,366
-----------------------------------------------------------------------------------------------------
Long-term debt                                                                   126,661       71,384
Other non-current liabilities                                                      5,618        4,815
Deferred income taxes                                                              6,575        4,083
-----------------------------------------------------------------------------------------------------
     Total liabilities                                                           224,374      154,648
-----------------------------------------------------------------------------------------------------
Contingencies (Note 16)
Stockholders' Equity:
Preferred stock, par value $.01 per share--authorized 1,000,000 shares,
   no shares issued                                                                   --           --
Common stock, par value $.01 per share--authorized 100,000,000 shares,
   issued and outstanding 18,755,865 and 18,054,498 shares, respectively             188          181
Paid-in capital                                                                  158,670      152,864
Deferred compensation                                                                (87)        (208)
Retained earnings:
   Retained earnings                                                             100,875       64,840
   Recapitalization distribution on July 14, 1988                                (52,656)     (52,656)
-----------------------------------------------------------------------------------------------------
     Retained earnings                                                            48,219       12,184
Currency translation adjustment                                                   (1,865)         436
-----------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                  205,125      165,457
-----------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                $ 429,499    $ 320,105
=====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 25

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JULY 31,                                                                  1997          1996        1995
-------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Cash flow from operating activities:
   Net Income                                                                   $  36,035    $  15,285    $  14,713
   Adjustments for non-cash items to reconcile net income to cash provided by operating activities:
     Depreciation                                                                   8,034        4,523        2,423
     Amortization                                                                   2,041        1,465        1,392
     Extraordinary loss on early extinguishment of debt                                --          596           --
     Acquired in-process research and development                                      --        9,826           --
     Deferred income taxes                                                          3,107       (2,550)        (114)
   Changes in assets and liabilities net of effects of business acquired:
     Accounts receivable                                                           (3,972)     (27,972)      (6,460)
     Inventories                                                                  (12,679)     (13,037)      (2,855)
     Prepaid expenses and other                                                      (996)         (90)        (264)
     Accounts payable                                                                 316        5,255        2,479
     Accrued payroll and related benefits                                            (674)       5,542        1,411
     Accrued taxes                                                                 (1,918)       4,718          283
     Other accrued liabilities                                                      1,348        1,469        1,882
     Other non-current assets and liabilities                                         263         (333)          (9)
-------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                   30,905        4,697       14,881
-------------------------------------------------------------------------------------------------------------------
   Cash flow from investing activities:
     Purchases of property, plant and equipment                                   (26,704)     (15,898)      (5,686)
     Acquisition of businesses, including transaction costs,
       net of cash acquired                                                       (72,445)    (104,681)      (3,211)
-------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                      (99,149)    (120,579)      (8,897)
-------------------------------------------------------------------------------------------------------------------
   Cash flow from financing activities:
     Change in restricted cash                                                         --           --        1,485
     Net change in revolving note borrowings                                       87,490       24,021       (8,044)
     Funds provided by long-term debt                                               7,242       82,517        7,612
     Funds used to reduce long-term debt                                          (39,166)     (90,950)      (7,238)
     Net proceeds from issuance of common stock                                     1,006      113,885            1
     Net proceeds from exercise of stock options and
       related tax benefits                                                         4,762        2,406          186
     Payments of deferred financing fees                                               --       (2,121)          --
-------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities                         61,334      129,758       (5,998)
-------------------------------------------------------------------------------------------------------------------
Effect of currency translation of cash                                               (170)          11          (18)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                    (7,080)      13,887          (32)
Cash, beginning of year                                                            16,097        2,210        2,242
-------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                               $   9,017    $  16,097    $   2,210
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


26 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JULY 31, 1997, 1996, AND 1995
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)


                                      Common Stock                        RETAINED
                                -----------------------                   EARNINGS      CURRENCY                         TOTAL
                                  SHARES          PAR        PAID-IN  (ACCUMULATED   TRANSLATION       DEFERRED  STOCKHOLDERS'
                                  ISSUED        VALUE        CAPITAL      DEFICIT)   ADJUSTMENTS   COMPENSATION         EQUITY
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1994           9,709,776   $       97   $   35,787   $  (18,521)   $     (625)   $     (495)   $   16,243
   Net income                           --           --           --       14,713            --            --        14,713
   Exercise of options
     and related tax benefits       34,127            1          186           --            --            --           187
   Amortization of deferred
     compensation                       --           --           --           --            --           165           165
   Change in currency
     translation adjustments            --           --           --           --           557            --           557
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1995           9,743,903           98       35,973       (3,808)          (68)         (330)       31,865
   Net income                           --           --           --       15,285            --            --        15,285
   Exercise of options
     and related tax benefits      255,100            3        2,406           --            --            --         2,409
   Stock grants                      2,250           --           45           --            --            --            45
   Amortization of deferred
     compensation                       --           --           --           --            --           122           122
   Stock split                   4,871,934           48           --          (48)           --            --            --
   Stock offering                2,970,000           30      113,850           --            --            --       113,880
   Pooling of interest             211,311            2          590          755            --            --         1,347
   Change in currency
     translation adjustments            --           --           --           --           504            --           504
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1996          18,054,498          181      152,864       12,184           436          (208)      165,457
   Net income                           --           --           --       36,035            --            --        36,035
   Exercise of options
     and related tax benefits      649,637            6        4,762           --            --            --         4,768
   Stock grants                      1,512           --           45           --            --            --            45
   Amortization of deferred
     compensation                       --           --           --           --            --           121           121
   Stock issuance                   50,218            1          999           --            --            --         1,000
   Change in currency
     translation adjustments            --           --           --           --        (2,301)           --        (2,301)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1997          18,755,865   $      188   $  158,670   $   48,219    $   (1,865)   $      (87)   $  205,125
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS

Cable Design Technologies Corporation (the "Company") is a leading designer and manufacturer of technologically advanced electronic data transmission cables and passive components for network structured wiring, automation sound & safety, computer interconnect, communications, wireless, automotive and aviation applications.

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


28 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES CONTINUED

GOODWILL

Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired in connection with various business acquisitions and combinations. Goodwill is being amortized using the straight-line method over periods of between 20 to 40 years.

The Company continually evaluates the carrying value of goodwill on the basis of whether goodwill is fully recoverable from estimated undiscounted net income, before the effects of goodwill amortization, over the remaining amortization period.

LOAN ORIGINATION FEES

In connection with the issuance of the Company's debt instruments, the Company defers related credit acquisition costs. These costs are amortized using the straight-line method over the life of the debt instruments.

INCOME TAXES

Income taxes are accounted for in accordance with the liability method, under which deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. These differences are classified as current or non-current based upon the classification of the related asset or liability. For temporary differences that are not related to an asset or liability, classification is based upon the expected reversal date of the temporary difference.

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

STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information.

YEAR ENDED JULY 31,                                         1997         1996         1995
------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Cash paid during the year for:
   Interest, net                                        $  5,308     $  5,759     $  5,266
   Income taxes                                         $ 16,649     $  8,965     $  9,537

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Research and development costs incurred were approximately $7,154,000, $4,813,000, and $1,815,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

In connection with the acquisition of NORDX/CDT in February, 1996, $9.8 million of the purchase price was allocated to in-process research and development costs related to the DynaTraX(TM) high performance cross-connect switch based on an independent appraisal of the assets acquired. These costs were immediately charged to operations in accordance with generally accepted accounting practices and are reflected in fiscal 1996 results.


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES CONTINUED

NEW ACCOUNTING STANDARDS

The Company has adopted Statement of Financial Accounting Standards No. 123 "Accounting For Stock-Based Compensation" ("SFAS No. 123"). As allowable under SFAS No. 123, the Company has elected to disclose in the notes to the financial statements the impact on net income and net income per share as if the fair value based compensation cost had been recognized (see Note 10 ).

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 differs from current accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared with primary earnings per share and fully diluted earnings per share under current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive securities in the calculation. Diluted earnings per share under the new standard differs in certain calculations from fully diluted earnings per share under the existing standards. Adoption of SFAS No. 128 is required for interim and annual periods ending after December 15, 1997. Had the Company applied SFAS No. 128 in fiscal 1997, basic and diluted earnings per share would have been as follows:

YEAR ENDED JULY 31,                              1997         1996          1995
--------------------------------------------------------------------------------
Basic:
Income before extraordinary items            $   1.96     $   0.99      $   1.01
Extraordinary loss                                 --        (0.03)           --
--------------------------------------------------------------------------------
Net income                                   $   1.96     $   0.96      $   1.01

Diluted:
Income before extraordinary items            $   1.75     $   0.85      $   0.86
Extraordinary loss                                 --        (0.03)           --
--------------------------------------------------------------------------------
Net income                                   $   1.75     $   0.82      $   0.86

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure"("SFAS No. 129"). SFAS No. 129 consolidates previous standards for disclosing information about an entity's capital structure. Adoption of SFAS No. 129 is required for annual periods ending after December 15, 1997. The Company will adopt SFAS No. 129 in the fiscal year ending July 31, 1998, and does not believe that adoption will have a significant impact on the financial statements.

The FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"("SFAS No. 130") in June 1997. SFAS No. 130 establishes reporting standards for a new statement of comprehensive income and its components to be included with the financial statements currently required. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in the fiscal year ending July 31, 1999, and has not yet determined the impact of adoption.


30 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related
Information"("SFAS No. 131"). SFAS No. 131 establishes standards for reporting information about operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in the fiscal year ending July 31, 1999, and has not yet determined the impact of adoption.

3.   STOCKHOLDERS' EQUITY

On December 29, 1995, the Company effected a 3-for-2 stock split in the form of a common stock dividend. Prior period share information presented in the financial statements and related notes have been adjusted to reflect the effect of the split.

On February 28, 1996, the Company effected a public offering of 5,700,000 shares (the "Offering") of its common stock, of which 2,730,000 were sold by selling stockholders and 2,970,000 were sold by the Company. The net proceeds received by the Company from the Offering were approximately $113,850,000 based on the public offering price of $40.50 per share. Approximately $94,800,000 of the net proceeds were used to repay certain indebtedness under the Credit Agreement, a substantial portion of which was incurred to finance the acquisition of NORDX/CDT, and approximately $6,900,000 of the net proceeds were used to make the payment in connection with the vesting of outstanding stock appreciation rights.

On December 10, 1996, the Board of Directors adopted a Rights Agreement ("Rights Agreement"). Under the Rights Agreement, one Preferred Share Purchase Right ("Right") for each outstanding share of the Company's common stock was distributed to stockholders of record on December 26, 1996. Each Right entitles the holder to buy one-thousandth of a share of a new series of junior participating preferred stock for an exercise price of $150.00. The Company has designated 100,000 shares of the previously authorized $0.01 par value preferred stock as junior participating preferred stock in connection with the Rights Agreement. The Rights are exercisable only if a person or group (with certain exceptions) acquires, or announces a tender offer to acquire, 20% or more of the Company's common stock (the "Acquiror"). If the Acquiror purchases 20% or more of the total outstanding shares of the Company's common stock, or if the Acquiror acquires the Company in a reverse merger, each Right (except those held by the Acquiror) becomes a right to buy shares of the Company's common stock having a market value equal to two times the exercise price of the Right. If the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power is sold or transferred, each Right (except those held by the Acquiror) becomes a right to buy shares of the common stock of the Acquiror having a market value of two times the exercise price. The Company may exchange the Rights for shares of the Company's common stock on a one-to-one basis at any time after a person or group has acquired 20% or more of the outstanding stock. The Company is entitled to redeem the Rights at $0.01 per Right (payable in cash or common stock of the Company, at the Company's option) at any time before public disclosure that a 20% position has been acquired. The Rights expire on December 11, 2006, unless previously redeemed or exercised.


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   STOCKHOLDERS' EQUITY CONTINUED

On May 7, 1997, the Board of Directors approved a program under which up to $30 million of the Company's stock may be repurchased on the open market or in privately negotiated transactions, based on market conditions. No shares have been repurchased under the program.

4.   INVENTORIES

Inventories of the Company consist of the following:

JULY 31,                                                 1997               1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Raw materials                                        $ 34,424           $ 24,004
Work-in-process                                        25,608             21,981
Finished goods                                         60,942             44,633
--------------------------------------------------------------------------------
                                                     $120,974           $ 90,618
================================================================================

5.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company consist of the following:

JULY 31,                                                    1997           1996
-------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Asset (asset lives):
   Land                                                $   8,418      $   5,443
   Buildings and improvements (10-40 years)               29,843         19,119
   Machinery and equipment (3-15 years)                  113,158         83,385
   Furniture and fixtures (5-15 years)                     6,727          4,472
-------------------------------------------------------------------------------
      TOTAL                                              158,146        112,419
   Less: accumulated depreciation                        (30,578)       (22,900)
-------------------------------------------------------------------------------
                                                       $ 127,568      $  89,519
===============================================================================

6.   INTANGIBLE ASSETS

Intangible assets of the Company consist of the following:

JULY 31,                                                         1997       1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Asset (amortization period):
   Patents, trademarks and other intangibles,
     net of accumulated amortization of $412,000
     and $260,000 respectively (5-10 years)                    $4,427     $  297
   Loan origination fees, net of accumulated
     amortization of $506,000 and $362,000,
     respectively (term of related loans)                       1,601      1,785
   Non-compete agreements, net of accumulated
     amortization of $703,000 and $216,000,
     respectively (5-7 years)                                   1,791      2,239
--------------------------------------------------------------------------------
                                                               $7,819     $4,321
================================================================================

32 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   FINANCING ARRANGEMENTS

Notes payable to banks consist of borrowings by certain of the Company's foreign subsidiaries under credit agreements entered into on September 18, 1995 (the "European Credit Agreement") and on March 14, 1997 (the "Australian Facility") (collectively, "the Foreign Facilities") to support the financing needs of its new and existing subsidiaries located in the United Kingdom, Sweden and Australia. The European Credit Agreement is comprised of a sterling overdraft and multi-currency bank guarantee demand facility in an aggregate amount of approximately $12.0 million. Terms of the facility permit borrowings based on a percentage of certain accounts receivable and inventory at applicable margins over the LIBOR interest rate. The Australian Facility is a bank revolving demand facility with maximum borrowings of approximately $0.8 million. The Foreign Facilities are guaranteed by the Company. The Company had outstanding and maximum borrowings of $5,618,000 and $1,684,000 under the Foreign Facilities as of and for the years ended July 31, 1997 and 1996, respectively. Weighted average outstanding borrowings were $4,516,000 and $1,301,000, and the effective interest rates were 6.63% and 9.29% for the years ended July 31, 1997 and 1996, respectively.

Long-term debt consists of the following:

JULY 31,                                                         1997       1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
U.S. revolver (with interest at LIBOR plus 0.5%, or
   6.19%, at July 31, 1997) and due April 10, 2002           $ 50,500   $     --
Canadian revolver (with interest at LIBOR plus 0.5%, or
   4.02%, at July 31, 1997) and due April 10, 2002             65,585     32,458
Canadian term loan                                                 --     34,398
Other indebtedness                                             15,164     12,064
--------------------------------------------------------------------------------
                                                              131,249     78,920
Less: current portion                                           4,588      7,536
--------------------------------------------------------------------------------
                                                             $126,661   $ 71,384
================================================================================

On February 2, 1996, the Company entered into a credit agreement (the "Credit Agreement") which was subsequently reconfigured as a result of the proceeds applied against debt resulting from the Offering (see Note 3) on February 28, 1996.

Proceeds from the Credit Agreement were utilized to retire the debt outstanding under the previous credit agreement and to purchase the net assets of Northern Telecom Limited's communications cable and IBDN network structured wiring products businesses ("NORDX/CDT").

The Credit Agreement, as revised on April 10, 1997, is comprised of a $105.0 million revolver (the "U.S. Revolver") and a CDN $115.0 million revolver (the "Canadian Revolver"). The Credit Agreement includes a provision whereby the applicable margins over prime or the London Inter-Bank Offered Rate ("LIBOR") are based on the attainment of certain performance factors. A commitment fee of
 .15% to .375% is applied to the unused portion of each revolver. The terms of the Credit Agreement contain various customary financial and non-financial covenants including the maintenance of minimum consolidated net worth and restrictions on payment of dividends. The Company is in compliance with all applicable covenants.

                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   FINANCING ARRANGEMENTS CONTINUED

On July 31, 1997 the Company had approximately $71.4 million of availability under the U.S. and Canadian Revolver loans and $4.3 million of availability under its Foreign Facilities.

The scheduled aggregate annual principal payments of long-term debt as of July 31, 1997, are as follows:

YEAR ENDED:                                                       LONG-TERM DEBT
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
1998                                                                    $  4,588
1999                                                                       9,078
2000                                                                         212
2001                                                                          60
2002                                                                     116,174
Thereafter                                                                 1,137
--------------------------------------------------------------------------------
                                                                        $131,249
================================================================================

As a result of the February 1996 debt refinancing and the net proceeds of the Offering in fiscal 1996, the Company recognized $993,000 ($596,000 net of income tax) of extraordinary expense related to the early extinguishment of debt.

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

DEFINED BENEFIT PLAN (U.S.)

For the U.S. defined benefit plan (the "U.S. Plan"), the Company's funding policy is to annually contribute an amount based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. No contributions were made in fiscal 1997, 1996, and 1995. The components of pension credit for fiscal 1997, 1996, and 1995 are as follows:

YEAR ENDED JULY 31,                                      1997     1996     1995
-------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Service cost for benefits earned during the year        $  26    $  28    $  23
Interest cost on projected benefit obligation             135      127      126
Less: actual return on assets                            (460)    (347)    (171)
Net amortization and deferral                             268      185        3
-------------------------------------------------------------------------------
Net periodic pension credit                             $ (31)   $  (7)   $ (19)
===============================================================================

34 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. RETIREMENT AND OTHER EMPLOYEE BENEFITS CONTINUED

The funded status of the U.S. Plan as of July 31, 1997 and 1996 was as follows:

JULY 31,                                                        1997       1996
-------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Actuarial present value of benefit obligations:
   Vested                                                    $ 1,858    $ 1,753
   Non-vested                                                     55         48
-------------------------------------------------------------------------------
Accumulated benefit obligation                               $ 1,913    $ 1,801
===============================================================================
Projected benefit obligation                                 $ 1,913    $ 1,801
Plan assets at fair value                                      2,395      2,073
-------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation            482        272
Unrecognized net asset at transition                             (23)       (64)
Unrecognized net loss                                             11        231
-------------------------------------------------------------------------------
Prepaid pension costs                                        $   470    $   439
===============================================================================

The assumed discount rate used for the U.S. Plan and the expected rate of return on plan assets were 7.5% and 9.5%, respectively, for all years presented.

DEFINED BENEFIT PLANS (CANADIAN)

For the Canadian defined benefit plans (the "Canadian Plans"), government regulations require the Company to monthly fund contributions based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The components of pension expense for fiscal 1997 and 1996 are as follows:

YEAR ENDED JULY 31,                                            1997         1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Service cost for benefits earned during the year            $ 1,690      $   696
Interest cost on projected benefit obligation                   265           62
Less: return on assets                                          (97)          --
--------------------------------------------------------------------------------
Net periodic pension expense                                $ 1,858      $   758
================================================================================

The funded status of the Canadian Plans as of July 31, 1997 and 1996, was as follows:

YEAR ENDED JULY 31,                                             1997        1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Actuarial present value of benefit obligations:
   Vested                                                    $ 1,610     $   496
   Non-vested                                                  1,418         936
--------------------------------------------------------------------------------
Accumulated benefit obligation                               $ 3,028     $ 1,432
================================================================================

Projected benefit obligation                                 $ 3,647     $ 1,610
Plan assets at fair value                                      1,944          --
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets          1,703       1,610
Less: unrecognized net loss                                      (94)         --
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets
   recognized in the consolidated balance sheets             $ 1,609     $ 1,610
================================================================================

                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   RETIREMENT AND OTHER EMPLOYEE BENEFITS CONTINUED

The assumed discount rate was 8.0%; the assumed growth rate of compensation was 5.0%; and the expected rate of return on plan assets was 8.0%, for both years presented.

The Company also maintains defined contribution profit-sharing plans for all eligible employees. Certain contributions are made under the matching provisions of 401(k) plans, while the remainder are made at the discretion of the Company's Board of Directors. Expenses incurred by the Company in connection with these profit-sharing plans were $3,210,000, $2,450,000 and $1,737,000 for the years ended July 31, 1997, 1996 and 1995, respectively. The Company also provides performance based and discretionary incentive payments to senior management and other key employees subject to the approval of the Compensation Committee of the Board of Directors. Expenses incurred by the Company as a result of these incentive payments were $5,492,000, $3,791,000 and $2,374,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

9.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In connection with the acquisition of NORDX/CDT the Company assumed and continues to provide certain postretirement health and life insurance benefits under unfunded plans.

The components of expense in fiscal 1997 and 1996 were as follows:

YEAR ENDED JULY 31,                                                  1997   1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Service cost of benefits earned during the period                    $202   $ 97
Interest cost on accumulated postretirement benefit obligation        293    132
--------------------------------------------------------------------------------
Net postretirement benefit expense                                   $495   $229
================================================================================

The following sets forth the plans' funded status reconciled with the amount recognized in the Company's Consolidated Balance Sheets:

JULY 31,                                                         1997       1996
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Accumulated postretirement benefit obligation                 $ 4,110    $ 3,441
   Plan assets at fair value                                       --         --
--------------------------------------------------------------------------------
   Accumulated benefit obligation in excess of plan assets      4,110      3,441
Less: unrecognized net loss                                      (189)        --
--------------------------------------------------------------------------------
Accrued postretirement benefit liability                      $ 3,921    $ 3,441
================================================================================

Future benefit costs were estimated assuming medical costs would increase at approximately a 10% annual rate for 1996, 8.25% for 1997, 6.50% for 1998 and then remain at a 5% annual growth rate thereafter and dental costs would increase at approximately 5.25% for 1996, 4.75% for 1997 and 4.25% thereafter. Assuming a 1% increase in this annual trend, the accumulated postretirement benefit obligation would have increased by $365,000 and $449,000 at July 31, 1997 and 1996, respectively and the postretirement benefit expense would have increased by $58,000 and $37,000 for fiscal 1997 and 1996, respectively. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 8.0%.

36 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

A Long Term Performance Incentive Plan (the "Stock Option Plan") was adopted September 23, 1993, and provides for the granting to employees and other key individuals the following types of incentive stock awards: stock options, stock appreciations rights, restricted stock, performance units, grants and other types of awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 436,722 shares of common stock were reserved for issuance pursuant to the Stock Option Plan. In fiscal 1996 and fiscal 1995, non-qualified stock options of 270,600 and 150,000, respectively, were granted to various employees. No awards were granted under the Stock Option Plan in fiscal 1997. The terms of the stock options include ratable vesting over five years and an exercise price equal to the fair market value of the stock at the date of grant.

A Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 1,200,000 shares of common stock. 750,000 shares are reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. Under the Supplemental Plan, and in conjunction with acquisitions, the Company granted 300,000 and 399,400 options under the Supplemental Plan in fiscal 1997 and fiscal 1996, respectively. The terms of the stock options include ratable vesting over five years and an exercise price equal to the fair market value of the stock at the date of grant.

During fiscal 1997, 125,600 and 399,400 of the options previously issued under the Stock Option Plan and Supplemental Plan, respectively, were amended. The terms of the amended stock options include ratable vesting over five years and an exercise price equal to the fair market value of the stock at the date of the amendment. The amended options are reflected for disclosure purposes as a cancelation and reissuance.


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK BENEFIT PLANS CONTINUED

The Company accounts for the Stock Option Plan and the Supplemental Plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share on a pro forma basis would have been as follows:

YEAR ENDED JULY 31,                                       1997         1996
---------------------------------------------------------------------------
Net income:          As reported                     $  36,035    $  15,285
                     Pro Forma                       $  34,557    $  14,722
Primary EPS:         As reported                     $    1.75    $    0.82
                     Pro Forma                       $    1.69    $    0.79

The SFAS No. 123 method of accounting is effective for options granted after August 1, 1995. Therefore, the above pro forma net income does not reflect any compensation cost that may have resulted if SFAS No. 123 had been applied to options granted prior to August 1, 1995. Incentive stock awards are granted at the discretion of the Company's Board of Directors, therefore, the type and number of awards previously issued may not be indicative of those to be granted in future periods. As a result, compensation cost as disclosed above may not be representative of that to be expected in future years.

Certain information regarding stock options issued by the Company is summarized below:

YEAR ENDED JULY 31,             1997                   1996                   1995
-----------------------------------------------------------------------------------------
                                        WTD.                   WTD.                   WTD.
                           SHARES   AVG. EX.      SHARES   AVG. EX.     SHARES    AVG. EX.
                                      PRICE                  PRICE                  PRICE
-----------------------------------------------------------------------------------------
Outstanding,
   beginning of year    3,278,327    $ 8.50    2,863,414    $ 1.55    2,770,605    $ 1.13
Granted/reissued          825,000     24.40      670,013     35.62      150,000      9.33
Exercised                (649,637)     1.39     (255,100)     1.72      (57,191)     1.65
Canceled                 (525,000)    39.25           --        --           --        --
-----------------------------------------------------------------------------------------
Outstanding,
   end of year          2,928,690    $ 9.04    3,278,327    $ 8.50    2,863,414    $ 1.55
Exercisable
   at end of year       1,887,906    $ 1.44    2,447,564    $ 1.13    2,634,076    $ 1.07
-----------------------------------------------------------------------------------------
Weighted average
   fair value of
   options granted
   since 8-1-95            $13.90             $    17.03                   N/A

As of July 31, 1997, 1,821,971 of the 2,928,690 options outstanding have exercise prices between $0.67 and $2.75, with a weighted average exercise price of $1.03 and a weighted average remaining contractual life of 1.3 years. All of these options are exercisable.


38 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK BENEFIT PLANS CONTINUED

A total of 136,719 of the options outstanding have exercise prices between $4.58 and $9.33, with a weighted average exercise price of $8.95 and a weighted average remaining contractual life of 7.1 years. Of these options 45,435 are exercisable. The remaining 970,000 options have exercise prices between $18.75 and $27.63, with a weighted average exercise price of $24.11 and a weighted average remaining contractual life of 9.0 years. Of these options 20,500 are exercisable.

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years ending July 31, 1997 and 1996:

                                           1997                             1996
----------------------------------------------------------------------------------------------
                              STOCK OPTION     SUPPLEMENTAL     STOCK OPTION    SUPPLEMENTAL
                                      PLAN             PLAN             PLAN            PLAN
----------------------------------------------------------------------------------------------
Risk-free interest rate               6.47%            6.54%            6.02%           5.59%
Expected dividend yield                  0%               0%               0%              0%
Expected life                      5 years          5 years          5 years         5 years
Expected volatility                   59.0%            58.4%            50.6%           47.2%

On May 1, 1994, the Company awarded 65,505 shares of common stock grants to certain key employees under a management stock award plan for a nominal amount per share. The fair market value of the Company's common stock on the award date was $7.83 per share. These grants vest ratably over a four year period. The aggregate market value of the shares of common stock granted under this plan is considered unearned compensation at the time of grant and compensation is earned ratably over the vesting period. At July 31, 1997, the Company had no additional shares reserved for issuance under this particular plan.

In December 1995, the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides that shares of common stock having a fair market value of $15,000 be granted annually to each non-employee director each August 1. There were 1,512 and 2,250 shares granted under the Non-Employee Plan in fiscal 1997 and fiscal 1996, respectively. The Company recognizes compensation cost for the Non-Employee Plan in accordance with SFAS No. 123's requirements for non-employee stock based awards.

In fiscal 1992, the Company granted 184,940 stock appreciation rights ("SARs") to an officer/stockholder. Each SAR entitled the holder to a payment equal to the excess of the fair value of the SAR upon vesting over a base of $1.33 per SAR. As a result of the Initial Public Offering and the Offering all SARs, totaling 2,743 and 182,197, respectively, vested. The related expense recognized and paid in fiscal 1994 and fiscal 1996 was $12,806 and $6,904,000, respectively.

11.  INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109. Except for the effects of the reversal of net deductible temporary differences, the Company is not aware of any factors which would cause any significant differences between book and taxable income in future years. Although there can be no assurances that the Company will generate any earnings or specific level of continuing earnings in future periods, management believes that it is more likely than not that the net deductible differences will reverse during periods when the Company generates sufficient net taxable income.


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  INCOME TAXES CONTINUED

Income before income taxes and extraordinary items, as shown in the accompanying consolidated statements of income, includes the following components:

YEAR ENDED JULY 31,                                     1997      1996      1995
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Domestic                                             $35,031   $25,751   $23,750
Foreign                                               22,291       143       757
--------------------------------------------------------------------------------
Income before income taxes and extraordinary items   $57,322   $25,894   $24,507
================================================================================

Taxes on income, as shown in the accompanying consolidated statements of income, include the following components:

YEAR ENDED JULY 31,                                       1997       1996        1995
-------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Current provision:
   Federal                                            $ 11,980   $  8,525    $  7,518
   State                                                 2,652      2,261       2,154
   Foreign                                               3,548      1,777         236
-------------------------------------------------------------------------------------
     Total current provision                            18,180     12,563       9,908
Deferred provision (benefit), predominantly foreign      3,107     (2,550)       (114)
-------------------------------------------------------------------------------------
Income tax provision                                  $ 21,287   $ 10,013    $  9,794
=====================================================================================

The effective rate differs from the statutory rate for the following reasons:

YEAR ENDED JULY 31,                                              1997        1996        1995
---------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Tax provision based on the U.S. federal statutory tax rate   $ 20,063    $  9,063    $  8,577
State income taxes, net of federal income tax benefit           1,724       1,470       1,400
Amortization of excess cost over net assets acquired              201         186         117
Research and development tax credit (Canada)                     (870)       (470)         --
All other, net                                                    169        (236)       (300)
---------------------------------------------------------------------------------------------
Income tax provision                                         $ 21,287    $ 10,013    $  9,794
=============================================================================================


40 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES CONTINUED

As a result of acquisitions during fiscal 1996 net deferred tax liabilities of $1,977,000 were recorded. Fiscal 1997 net deferred tax liabilities reflect reclassifications of $646,000 as a result of finalization of purchase accounting under APB 16. The components of the deferred tax assets and liabilities recorded in the accompanying balance sheets at July 31, 1997 and 1996, were as follows:

JULY 31,                                                       1997        1996
-------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Deferred tax assets
Reserves recorded for:
   Accruals                                                $    685    $  1,134
   Postretirement and pension accruals                        1,772       1,383
   Insurance programs                                           429         597
   Asset valuations                                           2,103       1,767
   Uniform cost capitalization                                1,188         410
   Other                                                        551         386
-------------------------------------------------------------------------------
     Total deferred tax assets                             $  6,728    $  5,677
===============================================================================

Deferred tax liabilities:
   Excess of book basis over tax basis of fixed assets     $(10,802)   $ (6,221)
   Other                                                       (224)       (253)
-------------------------------------------------------------------------------
     Total deferred tax liabilities                         (11,026)     (6,474)
-------------------------------------------------------------------------------
   Net deferred taxes before valuation allowance             (4,298)       (797)
   Valuation allowance (foreign NOL)                           (174)         --
-------------------------------------------------------------------------------
Net deferred taxes                                         $ (4,472)   $   (797)
-------------------------------------------------------------------------------

Reconciliation to the balance sheets-
   Current portion of deferred taxes, net                     2,103       3,286
   Long-term deferred taxes, net                             (6,575)     (4,083)
-------------------------------------------------------------------------------
Net deferred taxes                                         $ (4,472)   $   (797)
===============================================================================

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


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  NET INCOME PER SHARE OF COMMON STOCK CONTINUED

The weighted average number of shares of common stock outstanding and common stock equivalents were as follows:

JULY 31,                                                    1997         1996         1995
------------------------------------------------------------------------------------------
Primary                                               20,591,855   18,626,792   17,082,550
Fully diluted                                         20,704,778   18,626,792   17,172,848

13.  BUSINESS ACQUISITIONS

On April 7, 1997, the Company purchased the operating assets of Dearborn Wire and Cable L.P. and Subsidiaries ("Dearborn/CDT"). The acquisition was accounted for using the purchase method under APB Opinion No. 16 ("APB 16") and, subject to certain final purchase adjustments, the assets and liabilities assumed were as follows:

-------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Assets acquired                                                        $ 87,932
Liabilities assumed                                                     (13,837)
Notes issued                                                             (6,595)
-------------------------------------------------------------------------------
Net cash paid                                                          $ 67,500
===============================================================================

On February 2, 1996, the Company completed the acquisition of Northern Telecom Ltd's communications cable and IBDN network structured wiring products businesses ("NORDX/ CDT"). On September 22, 1995, the Company purchased the operating assets of the Raydex Cable division of Volex Group p.l.c. of Manchester, England ("Raydex/CDT"). Both acquisitions were accounted for under APB 16 and the assets and liabilities assumed were as follows:

                                                  NORDX/CDT          RAYDEX/CDT
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Assets acquired                                   $ 112,271           $  15,149
Liabilities assumed                                 (26,134)             (4,950)
Notes issued                                             --              (7,199)
-------------------------------------------------------------------------------
Net cash paid                                     $  86,137           $   3,000
===============================================================================

The pro forma information presented below related to the transactions assumes the acquisition of Dearborn/CDT had occurred on August 1, 1995 and the acquisitions of NORDX/CDT and Raydex/CDT had occurred on August 1, 1994. The pro forma information presented for fiscal 1995 and 1996 also includes the effect of the Offering (see Note 3) which occurred concurrently with the acquisition of NORDX/CDT, and excludes the effect of non-recurring and extraordinary charges related to the acquisition of NORDX/CDT and the Offering.

                                                          (PRO FORMA, UNAUDITED)
YEAR ENDED JULY 31,                               1997         1996         1995
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Net sales                                     $577,531     $550,332     $387,532
Income before extraordinary items               38,336       32,173       20,073
Net income                                      38,336       32,173       20,073
Net income per common share                   $   1.86     $   1.58     $   1.00

42 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  BUSINESS ACQUISITIONS CONTINUED

The pro forma financial information presented above does not purport to present what the Company's results of operations would actually have been if the acquisition of Dearborn/CDT had occurred on August 1, 1995 and the acquisitions of Raydex/CDT and NORDX/CDT had occurred on August 1, 1994, or to project the Company's results of operations for any future period.

On June 4, 1996, the Company acquired the outstanding stock of Cekan A/S, of Gjern, Denmark. The acquisition was accounted for using the purchase method under APB 16. The prior results are not material; therefore, pro forma financial information is not presented.

On July 25, 1996, the Company purchased X-Mark Industries of Washington, Pennsylvania in a pooling-of-interest transaction for 211,311 shares of the Company's common stock. The transaction is not material to the consolidated financial statements and accordingly, prior period financial statements have not been restated.

On March 14, 1997, the Company acquired 51% of the outstanding stock of Stronglink, Pty. Ltd., of Melbourne, Australia. The prior results are not material, therefore, pro forma financial information is not presented.

Under APB 16, the Company makes a preliminary allocation of the purchase price and has up to one year to finalize purchase adjustments related to its acquisitions.

14.  GEOGRAPHIC SEGMENTS AND EXPORT SALES

The following summarizes the revenues and income generated by, and the identifiable assets of, the Company's businesses located predominantly in each geographic segment:

                                                 NORTH AMERICA       EUROPE   CONSOLIDATED
------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Segment Data:
Year ended 1997:
   Revenues                                         $  453,984    $  63,012     $  516,996
   Income from operations                               58,298        4,304         62,602
   Identifiable assets                                 377,767       51,732        429,499
Year ended 1996:
   Revenues                                            308,254       49,098        357,352
   Income from operations                               29,017        2,510         31,527
   Identifiable assets                                 270,028       50,077        320,105
Year ended 1995:
   Revenues                                            174,822       14,119        188,941
   Income from operations                               28,230        1,383         29,613
   Identifiable assets                                 102,381       16,595        118,976


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.      GEOGRAPHIC SEGMENTS AND EXPORT SALES CONTINUED

The breakdown of total export sales (sales of products manufactured in the United States and sold to customers outside of the United States) by geographical location was:

YEAR ENDED JULY 31,                                       1997         1996           1995
------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Export Sales:
   Europe*                                           $  15,283    $  19,877      $  13,631
   Other*                                               15,453        9,140          6,965
     Total export sales*                             $  30,736    $  29,017      $  20,596

* Includes intercompany sales to the Company's U.K., Canadian and Swedish subsidiaries of $6,357,000, $3,674,000 and $3,262,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

15.  LEASE COMMITMENTS

Rental expense under all leases was approximately $6,313,000, $3,721,000 and $1,642,000 for the years ended July 31, 1997, 1996 and 1995, respectively. Operating leases relate principally to manufacturing, warehouse, office space and various manufacturing and office equipment. Minimum annual rent payable under noncancelable leases in each of the next five years and thereafter are as follows:

YEAR ENDING JULY 31,                                                       TOTAL
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
1998                                                                   $   5,464
1999                                                                       3,325
2000                                                                       2,509
2001                                                                       1,494
2002                                                                         955
Thereafter                                                                 2,162
--------------------------------------------------------------------------------
                                                                       $  15,909
================================================================================

16.  COMMITMENTS AND CONTINGENCIES

Certain claims have been asserted against the Company in connection with industrial accidents which are being administered by the Company's insurance carriers. Other claims have been asserted in connection with patent and trademark matters. In management's opinion, any liability that might be incurred in connection with these claims would not have a material effect upon the Company's financial position or results of operations.

As of July 31, 1997, the Company had outstanding letters of credit of $929,000 under its workers' compensation policy. The Company also maintains a $1,300,000 bond in connection with workers' compensation self-insurance in the state of Massachusetts.


44 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  RELATED PARTY TRANSACTIONS

The Company has an agreement to pay management fees of $12,500 per quarter to each of two beneficial stockholders. Selling, general and administrative expenses include $100,000 in 1997, 1996, and 1995 for fees paid under this agreement.

In the normal course of business the Company enters into transactions for the purchase of materials, equipment and services with entities that are affiliated with or owned by an officer/ stockholder. Such transactions totaled $1,616,000, $1,840,370 and $1,729,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

18.  NATURE OF BUSINESS AND DISCLOSURES ABOUT FAIR VALUE
     OF FINANCIAL INSTRUMENTS

Concentrations of credit risk with respect to trade receivables are limited due to the Company's wide variety of customers and the many markets into which the Company's products are sold, as well as the many different geographic areas in which such customers and markets are located. As a result, at July 31, 1997, the Company does not believe it has any significant concentrations of credit risk. A group of customers under common control accounted for 11% of sales for both fiscal 1997 and 1996, and accounted for 15% of accounts receivable at July 31, 1996. No single customer accounted for more than 10% of sales for fiscal 1995.

The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates which are based upon market rates or fixed rates which approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.

19.  NON-RECURRING CHARGES

In connection with the NORDX/CDT acquisition, the Company engaged an independent appraisal firm to prepare a valuation of the assets acquired to serve as a basis for allocation of the purchase price. As a result of the valuation, the fair market value of the acquired in-process research and development of the DynaTraX(TM) automated network cross-connect switch was determined to be $9.8 million. In accordance with generally accepted accounting practices this amount was charged to operations upon the acquisition of NORDX/CDT in the third quarter of fiscal year 1996. In addition, stock appreciation rights of $6.9 million vested and were paid upon the completion of the Offering (see Note 3).


                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial data are summarized as follows:

FISCAL YEAR 1997                            FIRST      SECOND       THIRD          FOURTH
-----------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                               $ 115,971   $ 113,957   $ 129,965       $ 157,103
Gross profit                               34,705      35,262      38,657          46,312
Income from operations                     13,980      13,806      15,463          19,353
Net income                                  8,138       7,940       9,191          10,766
Per share information:
   Net income per common share          $    0.40   $    0.39   $    0.45       $    0.52

FISCAL YEAR 1996
-----------------------------------------------------------------------------------------
Net sales                               $  65,054   $  67,243   $ 112,222       $ 112,833
Gross profit                               20,951      21,726      34,944          34,198
Income from operations                     10,755      10,345      (3,422)(1)      13,849
Net income before extraordinary items       5,708       5,378      (3,357)(2)       8,152
Net income                                  5,708       5,378      (3,953)(3)       8,152
Per share information:
   Income per common share before
     extraordinary items                $    0.33   $    0.31   $   (0.20)(2)   $    0.40
   Net income per common share          $    0.33   $    0.31   $   (0.24)(3)   $    0.40

(1)  Includes $16.7 million of non-recurring charges (see Note 19).

(2) Excluding non-recurring charges of $16.7 million (see Note 19), net income before extraordinary items was $7.2 million, or $0.37 per share.

(3) Excluding non-recurring and extraordinary charges (see Notes 7 and 19), net income was $7.2 million, or $0.37 per share.

21.  SUBSEQUENT EVENTS

On September 10, 1997, the Company acquired all the outstanding stock of Barcel Acquisition Corporation, and its subsidiaries, based in Irvine, California.


46 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

FOR THE FISCAL YEAR ENDED JULY 31,              1997        1996            1995        1994         1993
--------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data:
Net sales                                       $ 516,996   $ 357,352       $ 188,941   $ 145,389    $ 126,650
Income from operations                             62,602      31,527(2)       29,613      21,801       19,577
Income before
   extraordinary items                             36,035      15,881          14,713      10,138        6,026(1)
Extraordinary item
   (net of tax):
   Loss on early
     extinguishment of debt                            --        (596)             --      (3,998)          --
Net income                                         36,035      15,285(3)       14,713       6,140        6,026
Net income per share
   of common stock:
   Primary                                           1.75        0.82(3)         0.86        0.40         0.45
   Fully diluted                                     1.74        0.82(3)         0.86        0.40         0.41
Weighted average number
   of shares of stock outstanding:
   Primary                                         20,592      18,627          17,083      15,483       13,488
   Fully diluted                                   20,705      18,627          17,173      15,537       14,586


AS OF JULY 31,                                       1997        1996            1995        1994         1993
--------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                                    $ 429,499   $ 320,105       $ 118,976   $ 102,719    $  83,749
Long-term debt                                    126,661      71,384          52,696      63,828       77,472

(1) Includes a non-recurring charge of $650,000 related to an acquisition of a European manufacturer which was not consummated.

(2)  Includes $16.7 million of non-recurring charges (see Note 19).

(3) Excluding non-recurring and extraordinary charges (see Notes 7 and 19), net income would have been $26.4 million, or $1.42 per share.



                       CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES 47

DIRECTORS, OFFICERS AND CORPORATE INFORMATION

DIRECTORS

BERNARD J. BANNAN*
President and Chief Executive Officer,
Binley, Inc.

BRYAN C. CRESSEY**
Partner, Golder, Thoma, Cressey, Rauner, Inc.

MYRON S. GELBACH JR.
Independent Financial Consultant

MICHAEL F. O. HARRIS
Managing Director, The Northern Group

GLENN KALNASY
Managing Director, The Northern Group

PAUL M. OLSON
President and Chief Executive Officer,
Cable Design Technologies Corporation

RICHARD C. TUTTLE
Principal, Prospect Partners

*  Deceased
** Chairman of the Board of Directors
   Cable Design Technologies Corporation

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

MICHAEL A. DUDLEY
Executive Vice President
President, CDT International

NORMAND R. BOURQUE
Executive Vice President
President, NORDX/CDT

DAVID R. HARDEN
Senior Vice President
President, West Penn/CDT

KENNETH O. HALE
Vice President
Chief Financial Officer
and Secretary

CHARLES B. FROMM
Vice President
General Counsel


ANNUAL MEETING

Tuesday, December 9, 1997
10:00 A.M. (Eastern Time)
Pittsburgh Hilton and Towers
Gateway Center
600 Commonwealth Place
Pittsburgh, Pennsylvania 15222

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for fiscal 1997 is available without charge to stockholders upon written request to Investor Relations at the Company's headquarters.

STOCK TRANSFER AGENT
& REGISTRAR

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation and transfer procedures should be addressed to:


BANKBOSTON, N.A.
c/o Boston EquiServe
  Limited Partnership
P.O. Box 8040
Boston, Massachusetts 02266-8040
(617) 575-3120

Allow three weeks for a reply.

INQUIRIES

Cable Design Technologies Corporation welcomes questions and comments from its stockholders, potential investors, financial professionals, institutional investors and security analysts. Interested parties should contact Investor Relations at the Company's headquarters by telephone at (412) 937-2300.

CDT maintains a Web site on the Internet at http://www.cdtc.com

COMMON STOCK

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "CDT."


The following table sets forth the high and low sales price per share of the common stock during the fiscal periods indicated. The Company did not pay cash dividends on the common stock during the periods set forth.

                           FISCAL 1997                             FISCAL 1996
--------------------------------------------------------------------------------
                  HIGH            LOW                 HIGH                 LOW
--------------------------------------------------------------------------------
First             40             22 1/2                22                 14 7/8
Second            35 1/4         25 1/2                44                 21 1/8
Third             31 1/2         18 1/8                51                 30
Fourth            34 5/8         16 3/8                49 1/4             24 1/4

                                                                      CDT [LOGO]
                                                                     -----------
                                                                     NYSE [LOGO]
48 CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES

CORPORATE DIRECTORY


HEADQUARTERS
                                        ADMIRAL/CDT*
Foster Plaza 7                          931 Seville Road
661 Andersen Drive                      P.O. Box 1003
Pittsburgh, PA 15220                    Wadsworth, OH 44281
Telephone: (412) 937-2300               (330) 336-7651
Fax: (412) 937-9690
Internet: www.cdtc.com                  Barcel/CDT, Inc.
                                        2851 Alton Avenue
CDT INTERNATIONAL*                      Irvine, CA 92714
Zeal Court                              (714) 863-0300
Moorfield Road
Yeadon Leeds LS19 7BN                   MANHATTAN/CDT*
United Kingdom                          203 Progress Drive
44-1132-509659                          Manchester, CT 06040
                                        (860) 643-3457
WEST PENN/CDT*
P.O. Box 762                            RAYDEX/CDT LTD.
2833 West Chestnut Street               Gladden Place, West Gillibrands
Washington, PA 15301                    Skelmersdale, Lancashire WN8 9SX
(412) 222-7060                          United Kingdom
                                        44-1695-733061
MOHAWK/CDT*
9 Mohawk Drive                          NORDX/CDT, INC.
Leominster, MA 01453                    105 Marcel-Laurin Boulevard
(508) 537-9961                          Saint Laurent, Quebec, Canada H4N 2M3
                                        (514) 639-2345
MONTROSE/CDT*
28 Sword Street                         CEKAN/CDT A/S
Auburn Industrial Park                  Videh0jvej 4
Auburn, MA 01501                        DK-8883 Gjern
(508) 791-3161                          Denmark
                                        45-86-87-52-99
PHALO/CDT*
90 Progress Drive                       X-MARK/CDT, INC.
Manchester, CT 06040                    2001 N. Main Street
(860) 649-6620                          Washington, PA 15301
                                        (412) 228-7373
ANGLO/CDT
(Anglo-American Cables Ltd.)            DEARBORN/CDT, INC.
Moorfield Industrial Estate             250 West Carpenter Avenue
Moorfield Road, Zeal Court              Wheeling, IL 60090
Yeadon Leeds LS19 7BN                   (847) 459-1000
United Kingdom
44-1132-507726                          THERMAX/CDT, INC.
                                        19-02 Whitestone Expressway
NEK/CDT                                 Whitestone, NY 11357
(NEK KABEL AB)                          (718) 746-7800
Skene Skog Ind-omr, Box 208
S-511 22 Kinna                          STRONGLINK/CDT PTY. LTD.
Sweden                                  53 Murphy Street
46-320-14260                            Richmond, VIC 3121
                                        Australia
                                        61-3-9427-7133



                                        *  A DIVISION OF CABLE DESIGN
                                           TECHNOLOGIES INC.

CDT [LOGO]

CABLE DESIGN TECHNOLOGIES CORPORATION

HEADQUARTERS

Foster Plaza 7, 661 Andersen Drive
Pittsburgh, PA 15220
Telephone (412) 937-2300
Fax (412) 937-9690





                                                                      1242-AR-97