Form 10-K, Exhibit 13
period 1998-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 1998-10-29
CIK 913142

14
                                                                    EXHIBIT 13.1

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

The Company refined its principal product groups for the year ended July 31, 1998 ("fiscal 1998"). Results of operations for all periods presented are discussed along the following product lines and groups: Network Communication group, including network products and communication cable; and Specialty Electronics group, including automation & process control and specialty cable products.

The following table presents, for the periods indicated, the summary selected financial data from the Company's statements of income, and should be read in conjunction with the following discussion.

FOR THE YEAR ENDED JULY 31,                         1998        1997        1996
--------------------------------------------------------------------------------
(Dollars in thousands)
Sales                                       $    651,668  $  516,996  $  357,352
Cost of sales                                    460,059     362,060     245,533
Gross profit                                     191,609     154,936     111,819
Selling, general and administrative expenses     112,062      92,334      63,562
Non-recurring charges                              6,093          --      16,730
Income from operations                            73,454      62,602      31,527
Income before extraordinary items                 40,481      36,035      15,881
Net income                                  $     40,481  $   36,035  $   15,285

Sales for fiscal 1998 increased 26.0% to $651.7 million and net income increased 23.3% to $44.4 million compared to the year ended July 31, 1997 ("fiscal 1997"), excluding non-recurring charges incurred in fiscal 1998 of $3.9 million, net of tax. Including non-recurring charges, net income for fiscal 1998 increased $4.5 million to $40.5 million.

Acquisition is an important part of CDT's growth strategy. Sales attributable to recently acquired businesses accounted for $87.9 million of the increase in fiscal 1998 sales and primarily benefited the Specialty Electronics group. Sales attributable to the recently acquired businesses include incremental sales for Dearborn/CDT (including Thermax/CDT) and Stronglink/CDT, which were acquired in April 1997 and March 1997, respectively, and the post-acquisition operations for Barcel/CDT and Orebro/CDT which were acquired in September 1997 and March 1998, respectively. The acquisition of Dearborn/CDT broadened CDT's product offerings, particularly through its wireless component assembly business and its Thermax/CDT specialty commercial aircraft and electronic automotive cable businesses. The acquisition of Barcel/CDT added additional high temperature cable products for commercial aircraft applications and Orebro/CDT added custom designed products for wireless communication and instrumentation and process control, including cable for robotics applications.

Sales for the Network Communication group increased in fiscal 1998. A substantial increase in sales for communication cable of 24.8% was the result of strong demand from telephone companies driven by a need to upgrade their local distribution infrastructure due to an expanded demand for telephone lines resulting from increased Internet, fax, telecommuting, ISDN, and other usages, and maintenance of the existing copper-based local loop infrastructures. Sales of network products grew 8.6% in fiscal 1998. For network products, an increase in sales of network cable more than offset a reduction, particularly in Western Europe, in sales of structured wiring components. Increased demand and a shift to the higher priced enhanced network cable (level 6 and 7) were primarily responsible for the increase in network cable sales. Pricing for plenum category 5 cable products improved during the first three quarters of fiscal 1998 compared to the last quarter of fiscal 1997. However, competitive market conditions began to reduce pricing and demand for plenum category 5 cable products during the fourth quarter of fiscal 1998. In fiscal 1997, plenum category 5 pricing reached its lowest point for the year in the fourth fiscal quarter as pricing generally declined throughout the year.

International sales (outside of North America) were $106.2 million in fiscal 1998, including sales attributable to the recently acquired businesses, compared to $104.7 million in fiscal 1997. Reduced sales in the United Kingdom and Western Europe due to a strong British pound and U.S. dollar were offset by increased sales in other geographic areas, including Latin America, Australia and the Middle East.

In the fourth quarter of 1998, the Company's NORDX/CDT subsidiary incurred a $3.9 million (net of tax) non-recurring charge related to the discontinuance of its DynaTraX(TM) product line and other restructuring activities.

In August 1998, CDT purchased 80% of HEW-Kabel Heinz Eilentropp GmbH & Co. KG and related entities ("HEW-Kabel/CDT"), a German manufacturer of specialty electronic cable for extreme and hazardous applications in process control, robotics, transportation and other industries. The acquisition of HEW-Kabel/CDT furthers the Company's diversification of specialty interconnectivity product offerings.

YEAR ENDED JULY 31, 1998 COMPARED WITH YEAR ENDED JULY 31, 1997
Sales increased by $134.7 million, or 26.0%, to a record $651.7 million for fiscal 1998 compared to $517.0 million for fiscal 1997. The increase in fiscal 1998 includes the addition of $87.9 million of sales attributable to the recently acquired businesses: Barcel/CDT, Orebro/CDT, and the incremental sales of Dearborn/CDT and Stronglink/CDT for fiscal 1998.

The sales for the Network Communication group increased $45.8 million, or 13.2%, to $393.3 million. Sales of network products increased $21.4 million, or 8.6%, to $270.7 million. An increase in sales of network cable was primarily the result of higher sales in the North American marketplace which were partially offset by lower international sales resulting from reduced sales in Western Europe, particularly the U.K., due to a very competitive environment. An increase in sales of network cable was partially offset by reduced sales of network structured wiring components, primarily as a result of lower sales in Western Europe. A strong U.S. dollar and British pound contributed to the lower sales in Western Europe. Sales of communication cable increased $24.4 million, or 24.8%, to $122.6 million primarily as a result of continued demand from telephone companies as they upgrade and expand their local distribution network infrastructure. For communication cable, selling prices are generally adjusted for changes in the price of copper and the Company estimates that on an adjusted copper price basis versus a year ago, the growth in sales was approximately 29.5%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales for the Specialty Electronics group increased $88.9 million, or 52.4%, to $258.4 million. Sales of automation & process control products increased $37.3 million, or 35.2%, to $143.4 million and sales of specialty cable products increased $52.5 million, or 102.2%, to $103.8 million. The Specialty Electronics group benefited from the additional sales attributable to the recently acquired businesses which contributed $35.4 million and $50.1 million to the increase in sales for the automation & process control and specialty cable product lines, respectively. Although selling prices are generally not contractually adjusted for changes in the market price of copper for the Specialty Electronics group, the Company believes that the significant decline in the market price of copper during the year contributed to competitive pricing conditions during fiscal 1998, particularly for automation & process control products.

International sales increased $1.5 million, or 1.4%, to $106.2 million in fiscal 1998 compared to $104.7 million in fiscal 1997. The additional sales attributable to the recently acquired businesses contributed $8.9 million to the increase in international sales. Reduced sales in the United Kingdom and Western Europe, primarily due to competitive market conditions, were partially offset by increased sales in other geographic areas, including Latin America, Australia and the Middle East.

Gross profit increased $36.7 million, or 23.7%, to $191.6 million in fiscal 1998 compared to $154.9 million for fiscal 1997. The gross profit contributed by the recently acquired businesses accounted for $24.8 million of the increase in total gross profit. The Network Communication group accounted for approximately 36% of the increase in total gross profit. The increase for this group was primarily attributable to the higher sales of network cable, including a shift to the higher priced enhanced network cable, an increase in the gross profit for network structured wiring components due to an improved product mix, and higher sales of communication cable. These increases were partially offset by the unfavorable impact of the decline in the market price of copper during the year on communication cable which is estimated to have reduced the gross profit by approximately $2.5 million. The increase in gross profit for the Specialty Electronics group accounted for approximately 64% of the increase in total gross profit, primarily due to the additional gross profit attributable to the recently acquired businesses.

The overall gross margin for fiscal 1998 was 29.4% compared to 30.0% for fiscal 1997. Factors contributing to the lower overall gross margin were the inclusion of the recently acquired businesses which collectively have a relatively lower gross margin, and the mix effect of higher sales of the relatively lower gross margin communication cable. Additionally, the gross margin for communication cable was negatively impacted as a result of the decline in the market price of copper during the year and a slight decline in the gross margin for automation & process control products was primarily due to competitive market conditions.

Selling, general and administrative expense ("SG&A") increased $19.7 million, or 21.4%, to $112.1 million for fiscal 1998 compared to $92.3 million for fiscal 1997. The increase in SG&A was primarily the result of an additional $11.6 million of SG&A attributable to the recently acquired businesses, as well as increased commission and other direct sales expenses related to the increase in sales, and increases in other SG&A to support the growth in sales. As a percentage of sales, SG&A declined to 17.2% for fiscal 1998 from 17.9% for fiscal 1997 primarily as a result of the lower average SG&A percentage of the recently acquired businesses. Excluding the effect of acquisitions, SG&A as percentage of sales for fiscal 1998 was relatively unchanged from fiscal 1997.

A non-recurring charge of $6.1 million ($3.9 million net of tax) was recognized in fiscal 1998 to provide for costs associated with NORDX/CDT's discontinuance of its DynaTraX(TM) product line and other restructuring activities.

Income from operations increased $16.9 million, or 27.1%, to $79.5 million in fiscal 1998, excluding non-recurring charges, compared to $62.6 million for fiscal 1997. Including non-recurring charges, income from operations was $73.5 million for fiscal 1998. The operating margin, derived by dividing operating income by sales, was 12.2%, excluding non-recurring charges, for fiscal 1998 compared to 12.1% for fiscal 1997.

Fiscal 1998 net income, excluding non-recurring charges, increased $8.4 million to $44.4 million ($1.42 per diluted share) compared to fiscal 1997 net income of $36.0 million ($1.17 per diluted share). Including non-recurring charges, net income for fiscal 1998 increased $4.5 million to $40.5 million ($1.29 per diluted share).

YEAR ENDED JULY 31, 1997 COMPARED WITH YEAR ENDED JULY 31, 1996
Sales increased by $159.6 million, or 44.7%, to $517.0 million for fiscal 1997 compared to $357.4 million for the year ended July 31, 1996 ("fiscal 1996"). The increase in fiscal 1997 sales includes the addition of $144.4 million of sales attributable to the recently acquired businesses: Dearborn/CDT, Stronglink/CDT, the incremental sales of Cekan/CDT and X-Mark/CDT for fiscal 1997, and the incremental sales of NORDX/CDT for the first six months of fiscal 1997.

Sales for the Network Communication group increased $105.4 million, or 43.5%, to $347.5 million. Sales of network products increased $60.3 million, or 31.9%, to $249.3 million. The addition of $65.7 million of network systems products sales attributable to recently acquired businesses as well as increased sales of structured wiring components by NORDX/CDT for the comparable six month periods ending July 31, 1997 and 1996, more than offset reduced sales of plenum Category 5 network cable products due to the lower pricing experienced for much of the year as a result of the competitive pricing environment that began in the second half of fiscal 1996. The Company also experienced reduced export sales of shielded network cable to the European market as a result of the strong U.S. dollar. Sales of communication cable increased $45.1 million, or 84.9%, primarily as a result of a full year of sales attributable to NORDX/CDT's NORCOM division acquired in February, 1996. However, sales increased 13.2% for the comparable six month periods ending July 31, 1997 and 1996, demonstrating continued demand from telephone companies as they upgrade and expand their local distribution network infrastructure.

Sales for the Specialty Electronics group increased $54.3 million, or 47.1%, to $169.5 million. Sales for automation & process control products increased $24.8 million, or 30.5%, including $16.4 million of sales attributable to the recently acquired businesses. Sales of specialty products increased $25.0 million, or 94.8% as a result of $19.0 million of sales attributable to the recently acquired businesses and a 22.8% growth in sales by the Company's existing operations, primarily sales of computer interconnect cable products for mainframe computer, cellular, satellite based ground communication, and system interface applications.

International sales increased $19.6 million, or 23.0%, to $104.7 million in fiscal 1997 compared to $85.1 million in fiscal 1996 due to the additional sales attributable to the recently acquired businesses. The stronger U.S. dollar as compared to certain European currencies reduced export sales to Europe, particularly Germany.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit increased $43.1 million, or 38.6%, to $154.9 million in fiscal 1997 compared to $111.8 million for fiscal 1996. The gross profit contributed by the recently acquired businesses of Dearborn/CDT, Stronglink/CDT, the incremental gross profit of Cekan/CDT and X-Mark/CDT, and the incremental gross profit of NORDX/CDT for the six month period ended January 31, 1997 accounted for $42.4 million of the overall increase. The Network Communication group accounted for approximately 59% of the overall increase due to increases in gross profit for both network products and communication cable. An increase in the gross profit for network products was attributable to the additional gross profit of the recently acquired businesses and to an increase in gross profit for network passive components which were partially offset by reduced gross profit for network cable products as a result of the competitive price environment for plenum Category 5 cable and decreased export sales to Europe. The increase in gross profit from sales of communication cable was attributable to the incremental sales for the first six months of fiscal 1997 for the NORCOM division of NORDX/CDT as well as higher sales and improved gross margin for the comparable six month periods ending July 31, 1997 and 1996. The Specialty Electronics group accounted for approximately 41% of the overall increase in gross profit primarily due to the additional gross profit for Dearborn/ CDT as well as an increase in gross profit for other businesses.

The overall gross margin for fiscal 1997 was 30.0% compared to 31.3% for fiscal 1996. The reduction in the overall gross margin was primarily due to the lower margin on network cable as a result of the more competitive price environment for plenum Category 5 network cable which was partially offset by improved margins for network passive components.

SG&A increased $28.8 million, or 45.3%, to $92.3 million for fiscal 1997 compared to $63.6 million for fiscal 1996. The increase in fiscal 1997 SG&A was primarily the result of the additional $25.5 million of SG&A related to the recently acquired businesses including the incremental SG&A of NORDX/CDT for the six month period ended January 31, 1997. Excluding the SG&A of the recently acquired businesses, the increase in SG&A was 5.0%, including additional investment to develop and expand worldwide selling and marketing capabilities. As a percentage of sales, SG&A was 17.9% and 17.8% for fiscal years 1997 and 1996, respectively.

Income from operations increased $14.3 million, or 29.7%, to $62.6 million compared to $48.3 million for fiscal 1996, excluding non-recurring charges. Including non-recurring charges, income from operations was $31.5 million for fiscal 1996. The operating margin, derived by dividing operating income by sales, was 12.1% for fiscal 1997 compared to 13.5% for fiscal 1996, excluding non-recurring charges. The lower operating margin for fiscal 1997 was primarily the result of the reduction in the gross margin discussed above.

Fiscal 1997 net income increased $20.7 million to $36.0 million, or $1.17 per diluted share, compared to net income of $15.3 million, or $0.55 per diluted share for fiscal 1996. Excluding non-recurring and extraordinary charges incurred in fiscal 1996, net income increased $9.6 million, or 36.4%, over fiscal 1996 net income of $26.4 million, or $0.95 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES
During fiscal 1998 operating working capital increased $18.8 million, excluding increases resulting from the initial recording of the working capital of acquired businesses. The change in operating working capital was primarily the result of increases in accounts receivable ($12.6 million) and inventories ($12.3 million) which were partially offset by increases in accounts payable and other accrued liabilities of $5.2 million. The change in operating working capital excludes changes in cash and current maturities of long-term debt.

After providing for the increase in working capital, the Company generated $43.6 million of net cash from operating activities during fiscal 1998. The net cash used by investing activities during fiscal 1998 of $68.3 million included $19.1 million for the acquisition of businesses and $49.2 million for capital projects. Net cash provided by financing activities during fiscal 1998 of $26.8 million was primarily from debt sources and $4.3 million was expended for the repurchase of the Company's common stock. The net increase in cash for fiscal 1998 was $2.1 million.

During fiscal 1998 and fiscal 1997, the Company expended $49.2 million and $26.7 million, respectively, for capital projects. The expenditures for fiscal 1998 were made to enlarge facilities, to increase manufacturing efficiencies and to expand the Company's overall production capacity for new and existing product lines, including capacity expansion for communication as well as networking, aerospace, and high end coaxial cable products. The Company also made expenditures for the construction of NORDX/CDT's new 300,000 square foot manufacturing, administration and R & D facility, as well as expanded warehouse facilities at other locations.

The Company amended its credit agreement dated April 10, 1997 (the "Credit Agreement") on August 3, 1998 to, among other things, increase the borrowing limit under its U.S. revolving credit facility, and to include a German loan sub-facility. The Credit Agreement as amended is comprised of a $121.3 million U.S. revolving facility, including a $50.0 million Deutschmark sub-facility, and a CDN $115.0 million Canadian revolving facility. The Credit Agreement includes a provision whereby the applicable margins over prime or the London Inter-Bank Offered Rate are based on the attainment of certain performance factors. A fee of .15% to .375% is applied to the unused portion of each revolver. In addition to the Credit Agreement, the Company maintains a foreign credit facility in the United Kingdom which provides for up to approximately $12 million of borrowings. On July 31, 1998, the Company had approximately $47.1 million of availability under the Credit Agreement and $0.3 million of availability under its foreign credit facility. Based on the Company's current expectations for its business, management believes that its cash flow from operations and the available portion of its revolving credit facilities and foreign credit facility will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

On August 3, 1998, the Company acquired 80% of HEW-Kabel/CDT. The purchase was financed through borrowings under the Company's Credit Agreement.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

FLUCTUATION IN COPPER PRICE
The cost of copper in inventories (including finished goods) reflects purchases over various periods of time ranging from one to several months for each of the Company's individual operating units. For communication cable, profitability is generally not significantly affected by volatility of copper prices as changes in copper prices are generally passed along to customers, however, differences in the timing of selling price adjustments do occur and may impact near term results. For other product groups, although selling prices are generally not contractually adjusted to directly reflect changes in copper prices, the relief of copper costs from inventory for those operating units having longer inventory cycles may affect profitability from one period to the next following periods of significant movement in the cost of copper. The Company does not engage in activities to hedge the underlying value of its copper inventory.

INTEREST RATE SENSITIVITY
The table below provides information about the Company's financial instruments, primarily debt obligations, that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates for debt obligations by expected maturity date and the currency in which the instrument's cash flows are denominated. Weighted average variable interest rates are based on the rates in effect at the reporting date for the respective debt obligations. No assumptions have been made for future changes in such variable rates. The fair value of fixed rate debt obligations as determined under current market interest rate assumptions does not differ materially from the carrying value as presented below. The information is provided in U.S. dollar equivalents, which is the Company's reporting currency.

                                                              EXPECTED MATURITY DATE
                                                            FOR PERIODS ENDING JULY 31,
                                                ----------------------------------------------
                                       Demand                                           There-
                                Type*   Notes   1999    2000    2001    2002    2003    After   Total
-----------------------------------------------------------------------------------------------------
(U.S. dollar equivalents in
millions)
BALANCE
AVERAGE INTEREST RATE
Demand notes payable
        British pound sterling  VR      $7.8                                                   $ 7.8
                                         8.8%                                                    8.8%
        Swedish krona           VR      $1.6                                                   $ 1.6
                                         5.4%                                                    5.4%
        Australian dollar       VR      $0.7                                                   $ 0.7
                                         5.8%                                                    5.8%
Long-term debt
        U.S. dollar             FR               $7.8   $1.1    $1.4    $0.1    $0.1    $1.1   $11.6
                                                  6.4%   7.8%    9.7%    8.5%    8.6%    8.6%    7.2%
        British pound sterling  FR               $1.8                                          $ 1.8
                                                  7.5%                                           7.5%
        U.S. dollar             VR                                      $66.0                  $66.0
                                                                          6.2%                   6.2%
        Canadian dollar         VR                                      $66.3                  $66.3
                                                                          5.4%                   5.4%

* VR-Variable interest rate
  FR-Fixed interest rate

NEW ACCOUNTING STANDARDS
The FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") in June 1997. SFAS No. 130 establishes reporting standards for a new statement of comprehensive income and its components to be included with the financial statements currently required. SFAS No. 131 establishes standards for reporting information about operating segments. SFAS No.'s 130 and 131 are effective for the Company's fiscal year ending July, 31, 1999. Adoption of these standards will not change the reported results of operations or financial position of the Company, however compliance with the provisions of these standards will add, expand and/or modify various disclosures made in conjunction with the financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition in the balance sheet of all derivative instruments as either assets or liabilities, measured at fair value. SFAS No. 133 is effective for the Company's fiscal year ending July 31, 2000. The Company does not believe the effect of adoption will be material.

OTHER MATTERS
The Company has assessed the potential impact of the Year 2000 date processing issue on its information technology ("IT") systems and has plans to modify or replace non-compliant IT systems. The cost to maintain or modify IT systems is expensed as incurred, while the cost of new hardware and software is capitalized and amortized over the estimated useful life of the IT system. Many of the Company's operating units have acquired, or plan to acquire, new IT systems in order to improve functionality and provide additional system capabilities. As of July 31, 1998, the Company has expended $1.9 million to replace or modify such IT systems, and estimates an additional $1.0 million will be expended over the next 12 months. Based on management's assessment, expenditures associated with modifying or replacing existing IT systems to resolve the Year 2000 issue will not have a material adverse effect on the Company's results of operations, liquidity or capital resources.

Each division and subsidiary of the Company has undertaken or is in the process of completing a review of the impact of the Year 2000 issue on their non-IT systems and on key suppliers and customers. While all such reviews are not yet completed, the Company has not become aware of any materially adverse Year 2000 compliance issues relating to its non-IT systems or key customers or suppliers. As reviews of non-IT systems and third party compliance have not yet been completed, the Company has not determined whether or not a contingency plan for Year 2000 issues is necessary. There can be no assurance, however, that inadequate Year 2000 compliance by third parties, non-compliance of systems or other unanticipated effects will not cause business disruptions that may have an adverse effect on the Company's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS-UNDER THE PRIVATE SECURITIES LITIGATION ACT OF 1995 Certain of the statements in this annual report are forward-looking statements, including, without limitation, statements regarding future financial results and performance, Year 2000 compliance, accretiveness of acquisitions, growth factors, cost savings and other beliefs, expectations or opinions of the Company and its management. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including the level of market demand for the Company's products, competitive pressures, the ability to achieve reductions in operating costs and to continue to integrate acquisitions, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters and other specific factors discussed in the Company's Annual Report on Form 10-K for the year ended July 31, 1998 and other Securities and Exchange Commission filings. The information contained herein represents management's best judgement as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments or information obtained after the date hereof and disclaims any legal obligation to the contrary.

Report of Independent Public Accountants

TO THE BOARD OF DIRECTORS OF CABLE DESIGN TECHNOLOGIES CORPORATION AND SUBSIDIARIES
We have audited the accompanying consolidated balance sheets of Cable Design Technologies Corporation (a Delaware corporation) and Subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Design Technologies Corporation and Subsidiaries as of July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
Pittsburgh, Pennsylvania
September 11, 1998

Consolidated Statements Of Income

YEAR ENDED JULY 31,                                              1998          1997         1996
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)
Sales                                                        $  651,668  $    516,996  $    357,352
Cost of sales                                                   460,059       362,060       245,533
                                                             --------------------------------------
   Gross profit                                                 191,609       154,936       111,819
Selling, general and administrative expenses                    112,062        92,334        63,562
Non-recurring charges                                             6,093            --        16,730
                                                             --------------------------------------
   Income from operations                                        73,454        62,602        31,527
Interest expense, net                                             8,560         5,338         5,362
Other (income) expense, net                                        (922)          (58)          271
                                                             --------------------------------------
   Income before income taxes and extraordinary items            65,816        57,322        25,894
Income tax provision                                             25,335        21,287        10,013
                                                             --------------------------------------
   Income before extraordinary items                             40,481        36,035        15,881
Extraordinary loss on the early extinguishment of debt               --            --          (596)
                                                             --------------------------------------
   Net income                                                $   40,481  $     36,035  $     15,285
                                                             --------------------------------------
INCOME PER SHARE OF COMMON STOCK:
BASIC:
   Income before extraordinary items                         $     1.40  $       1.31  $       0.66
   Extraordinary loss                                                --            --         (0.02)
                                                             --------------------------------------
   Net income                                                $     1.40  $       1.31  $       0.64
                                                             --------------------------------------
DILUTED:
   Income before extraordinary items                         $     1.29  $       1.17  $       0.57
   Extraordinary loss                                                --            --         (0.02)
                                                             --------------------------------------
   Net income                                                $     1.29  $       1.17  $       0.55
                                                             --------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

JULY 31,                                                                                                          1998         1997
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)
ASSETS
Current assets:
  Cash and cash equivalents                                                                                   $  11,143   $   9,017
  Accounts receivable, net of allowance for uncollectible accounts of $3,995 and $4,358, respectively           117,265     109,262
  Inventories                                                                                                   130,307     120,974
  Prepaid expenses and other                                                                                     10,116       6,189
  Deferred income taxes                                                                                           7,714       2,103
                                                                                                              ---------------------
     Total current assets                                                                                       276,545     247,545
                                                                                                              ---------------------
Property, plant and equipment, net                                                                              160,891     127,568
Intangible assets, net                                                                                            6,735       7,819
Goodwill, net                                                                                                    57,656      45,248
Other assets                                                                                                      1,733       1,319
                                                                                                              ---------------------
     Total assets                                                                                             $ 503,560   $ 429,499
                                                                                                              =====================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                                                                                      $  10,150   $   5,618
  Current maturities of long-term debt                                                                            9,593       4,588
  Accounts payable                                                                                               45,737      41,446
  Accrued payroll and related benefits                                                                           15,596      13,466
  Other accrued liabilities                                                                                      20,793      20,402
                                                                                                              ---------------------
     Total current liabilities                                                                                  101,869      85,520
                                                                                                              ---------------------
Long-term debt                                                                                                  136,052     126,661
Other non-current liabilities                                                                                     6,359       5,618
Deferred income taxes                                                                                            14,382       6,575
                                                                                                              ---------------------
     Total liabilities                                                                                          258,662     224,374
                                                                                                              ---------------------
Contingencies (Note 16)

Stockholders' equity:
Preferred stock, par value $.01 per share - authorized 1,000,000 shares, no shares issued                             -           -
Common stock, par value $.01 per share - authorized 100,000,000 shares,
  30,660,472 and 18,755,865 shares issued, respectively                                                             307         188
Paid-in capital                                                                                                 165,681     158,670
Retained earnings                                                                                                88,605      48,219
Treasury stock, at cost, 200,000 shares at July 31, 1998                                                         (4,291)          -
Deferred compensation                                                                                                 -         (87)
Currency translation adjustment                                                                                  (5,394)     (1,865)
Minimum pension liability                                                                                           (10)          -
                                                                                                              ---------------------
     Total stockholders' equity                                                                                 244,898     205,125
                                                                                                              ---------------------
     Total liabilities and stockholders' equity                                                               $ 503,560   $ 429,499
                                                                                                              =====================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JULY 31,                                                                      1998       1997       1996
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income                                                                         $ 40,481   $ 36,035   $ 15,285

  ADJUSTMENTS FOR NON-CASH ITEMS TO RECONCILE NET INCOME
  TO CASH PROVIDED BY OPERATING ACTIVITIES:
    Depreciation                                                                       11,079      8,034      4,523
    Amortization                                                                        2,966      2,041      1,465
    Extraordinary loss on the early extinguishment of debt                                  -          -        596
    Write-off of acquired in-process research and development                               -          -      9,826
    Costs to discontinue DynaTraX(TM)and other restructuring                            6,093          -          -
    Deferred income taxes                                                               1,830      3,107     (2,550)

  CHANGES IN ASSETS AND LIABILITIES NET OF EFFECTS OF BUSINESSES ACQUIRED:
    Accounts receivable                                                               (12,627)    (3,972)   (27,972)
    Inventories                                                                       (12,262)   (12,679)   (13,037)
    Prepaid expenses and other                                                           (274)      (996)       (90)
    Accounts payable                                                                    5,181        316      5,255
    Accrued payroll and related benefits                                                 (486)      (674)     5,542
    Other accrued liabilities                                                             522       (570)     6,187
    Other non-current assets and liabilities                                            1,117        263       (333)
                                                                                     ------------------------------
      Net cash provided by operating activities                                        43,620     30,905      4,697
                                                                                     ------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                                        (49,248)   (26,704)   (15,898)
    Acquisition of businesses, including transaction costs,
      net of cash acquired                                                            (19,092)   (72,445)  (104,681)
                                                                                     ------------------------------
      Net cash used in investing activities                                           (68,340)   (99,149)  (120,579)
                                                                                     ------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
    Net change in demand and revolving note borrowings                                 27,314     87,490     24,021
    Funds provided by term debt                                                         1,316      7,242     82,517
    Funds used to reduce term debt                                                     (4,519)   (39,166)   (90,950)
    Net proceeds from issuance of common stock                                             24      1,006    113,885
    Net proceeds from exercise of stock options and
      related tax benefits                                                              6,966      4,762      2,406
    Repurchase of common stock                                                         (4,291)         -          -
    Payments of deferred financing fees                                                     -          -     (2,121)
                                                                                     ------------------------------
      Net cash provided by financing activities                                        26,810     61,334    129,758
                                                                                     ------------------------------
Effect of currency translation on cash                                                     36       (170)        11
                                                                                     ------------------------------
Net increase (decrease) in cash                                                         2,126     (7,080)    13,887
Cash, beginning of year                                                                 9,017     16,097      2,210
                                                                                     ------------------------------
Cash, end of year                                                                    $ 11,143   $  9,017   $ 16,097
                                                                                     ==============================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Stockholders' Equity


FOR THE YEARS ENDED JULY 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
                                                    COMMON STOCK                           RETAINED
                                              ---------------------                        EARNINGS
                                                                PAR      PAID-IN       (ACCUMULATED   TREASURY         DEFERRED
                                                SHARES        VALUE      CAPITAL          DEFICIT)       STOCK     COMPENSATION
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1995                       9,743,903        $  98   $   35,973         $  (3,808)    $    --         $  (330)
   Net income                                       --           --           --            15,285          --              --
   Exercise of options
       and related tax benefits                255,100            3        2,406                --          --              --
   Stock grants                                  2,250           --           45                --          --              --
   Deferred compensation                            --           --           --                --          --             122
   Stock split                               4,871,934           48           --               (48)         --              --
   Stock offering                            2,970,000           30      113,850                --          --              --
   Pooling of interest                         211,311            2          590               755          --              --
   Currency translation
       adjustments                                  --           --           --                --          --              --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1996                      18,054,498          181      152,864            12,184          --            (208)
   Net income                                       --           --           --            36,035          --              --
   Exercise of options
       and related tax benefits                649,637            6        4,762                --          --              --
   Stock grants                                  1,512           --           45                --          --              --
   Deferred compensation                            --           --           --                --          --             121
   Stock issuance                               50,218            1          999                --          --              --
   Currency translation
       adjustments                                  --           --           --                --          --              --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1997                      18,755,865          188      158,670            48,219          --             (87)
   Net income                                       --           --           --            40,481          --              --
   Exercise of options
       and related tax benefits              2,525,296           24        6,966                --          --              --
   Stock grants                                  1,980           --           45                --          --              --
   Deferred compensation                            --           --           --                --          --              87
   Stock split                               9,377,331           95           --               (95)         --              --
   Treasury share transactions                (200,000)          --           --                --      (4,291)             --
   Currency translation
       adjustments                                  --           --           --                --          --              --
   Minimum pension liability                        --           --           --                --          --              --
                                        ----------------------------------------------------------------------------------------
BALANCE, JULY 31, 1998                      30,460,472      $   307    $ 165,681           $88,605   $  (4,291)        $    --
                                        ========================================================================================


--------------------------------------------------------------------------------------------------------------------------------
                                              CURRENCY      MINIMUM         TOTAL
                                           TRANSLATION      PENSION  STOCKHOLDERS'
                                           ADJUSTMENTS    LIABILITY        EQUITY
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1995                      $     (68)       $   --      $ 31,865
   Net income                                      --            --        15,285
   Exercise of options
       and related tax benefits                    --            --         2,409
   Stock grants                                    --            --            45
   Deferred compensation                           --            --           122
   Stock split                                     --            --            --
   Stock offering                                  --            --       113,880
   Pooling of interest                             --            --         1,347
   Currency translation
       adjustments                                504            --           504
-----------------------------------------------------------------------------------
BALANCE, JULY 31, 1996                            436            --       165,457
   Net income                                      --            --        36,035
   Exercise of options
       and related tax benefits                    --            --         4,768
   Stock grants                                    --            --            45
   Deferred compensation                           --            --           121
   Stock issuance                                  --            --         1,000
   Currency translation
       adjustments                             (2,301)           --        (2,301)
-----------------------------------------------------------------------------------
BALANCE, JULY 31, 1997                         (1,865)           --       205,125
   Net income                                      --            --        40,481
   Exercise of options
       and related tax benefits                    --            --         6,990
   Stock grants                                    --            --            45
   Deferred compensation                           --            --            87
   Stock split                                     --            --            --
   Treasury share transactions                     --            --        (4,291)
   Currency translation
       adjustments                             (3,529)           --        (3,529)
   Minimum pension liability                       --           (10)          (10)
                                             --------------------------------------
BALANCE, JULY 31, 1998                        $(5,394)        $ (10)     $244,898
                                             ======================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

NOTE 1. OPERATIONS
Cable Design Technologies Corporation is a leading designer and manufacturer of technologically advanced electronic data transmission cable for network, communication, specialty electronics, and automation and process control applications, including complete voice and data wiring solutions, fiber optic connective solutions and other components required to build high performance data and telecommunication infrastructures.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements reflect the application of the following significant accounting policies:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Cable Design Technologies Corporation and its majority owned subsidiaries ("the Company"). All material intercompany transactions and balances have been eliminated in consolidation.

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

INVENTORIES
Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Inventory costs include material, labor and manufacturing overhead. The Company's products contain significant amounts of certain raw materials, such as copper and Teflon. The Company believes that adequate sources are available for these commodities; however, any disruption of the supplies or significant deviations in market prices could impact the Company's operations.

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

GOODWILL
Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired in connection with various business acquisitions and combinations. Goodwill is being amortized using the straight-line method over periods of between 20 to 40 years. Accumulated amortization of goodwill was $5.9 million and $4.1 million at July 31, 1998 and 1997, respectively.

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

Although the acquisition of NORDX/CDT (see Note 13) resulted in a substantial increase in operations outside of the United States, the Company does not believe that its exposure to foreign currency fluctuations is significant for the following reasons: (i) United States export sales are denominated in United States dollars and (ii) the Company's material foreign subsidiaries are located in countries with stable economies.

INCOME TAXES
Income taxes are accounted for in accordance with the liability method, under which deferred tax assets or liabilities are computed based on the temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. These differences are classified as current or non-current based upon the classification of the related asset or liability. For temporary differences that are not related to an asset or liability, classification is based upon the expected reversal date of the temporary difference.

RESEARCH AND DEVELOPMENT
Research and development costs are charged to expense as incurred. Research and development costs were approximately $7.4 million, $7.2 million, and $4.8 million for the years ended July 31, 1998, 1997 and 1996, respectively.

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

STATEMENTS OF CASH FLOWS
Supplemental disclosure of cash flow information.

YEAR ENDED JULY 31,             1998            1997             1996
-----------------------------------------------------------------------
(Dollars in thousands)

CASH PAID DURING THE YEAR FOR:
   Interest, net              $   8,165      $   5,308         $  5,759
   Income taxes               $  19,707      $  16,649         $  8,965

Notes To Consolidated Financial Statements


IMPACT OF NEWLY ISSUED ACCOUNTING STANDARDS
The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in June 1997. SFAS No. 130 establishes reporting standards for a new statement of comprehensive income and its components to be included with the financial statements currently required. SFAS No. 131 establishes standards for reporting information about operating segments. SFAS No.'s 130 and 131 are effective for the Company with the fiscal year beginning August 1, 1998. Adoption of these standards will not change the reported results of operations or financial position of the Company, however compliance with the provisions of these standards will add, expand and/or modify various disclosures made in conjunction with the financial statements.

The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as either assets or liabilities, measured at fair value, in the balance sheet. SFAS No. 133 is effective for the Company's fiscal year beginning August 1, 1999, and the Company does not believe adoption will have a material impact on its financial position, results of operations or cash flows.

The Company has adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective July 31, 1998. SFAS No. 132 revises and standardizes disclosure requirements for pension and other postretirement benefit plans.

NOTE 3. STOCKHOLDERS' EQUITY
The Company effected a 3-for-2 stock split in the form of a common stock dividend on December 29, 1995, and again on January 8, 1998. Prior period common share information other than amounts displayed on the consolidated balance sheets and statements of stockholders' equity have been adjusted to reflect the effect of the splits.

On May 7, 1997, the Board of Directors approved a program under which up to $30 million of the Company's common stock may be repurchased on the open market or in privately negotiated transactions. The Company repurchased 200,000 common shares during fiscal 1998 under the program.

On December 10, 1996, the Board of Directors adopted a Rights Agreement ("Rights Agreement"). Under the Rights Agreement, one Preferred Share Purchase Right ("Right") for each outstanding share of the Company's common stock was distributed to stockholders of record on December 26, 1996. Each Right entitles the holder to buy one-fifteen hundredth of a share of a new series of junior participating preferred stock for an exercise price of $100.00. The Company has designated 100,000 shares of the previously authorized $0.01 par value preferred stock as junior participating preferred stock in connection with the Rights Agreement. The Rights are exercisable only if a person or group (with certain exceptions) acquires, or announces a tender offer to acquire, 20% or more of the Company's common stock (the "Acquirer"). If the Acquirer purchases 20% or more of the total outstanding shares of the Company's common stock, or if the Acquirer acquires the Company in a reverse merger, each Right (except those held by the Acquirer) becomes a right to buy shares of the Company's common stock having a market value equal to two times the exercise price of the Right. If the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power is sold or transferred, each Right (except those held by the Acquirer) becomes a right to buy shares of the common stock of the Acquirer having a market value of two times the exercise price. The Company may exchange the Rights for shares of the Company's common stock on a one-to-one basis at any time after a person or group has acquired 20% or more of the outstanding stock. The Company is entitled to redeem the Rights at $0.01 per Right (payable in cash or common stock of the Company, at the Company's option) at any time before public disclosure that a 20% position has been acquired. The Rights expire on December 11, 2006, unless previously redeemed or exercised.

On February 28, 1996, the Company effected a public offering of 8,550,000 shares (the "Offering") of its common stock, of which 4,095,000 were sold by selling stockholders and 4,455,000 were sold by the Company. The net proceeds received by the Company from the Offering were approximately $113.9 million based on the public offering price of $27.00 per share. Approximately $94.8 million of the net proceeds were used to repay certain indebtedness under the Credit Agreement, a substantial portion of which was incurred to finance the acquisition of NORDX/CDT, and approximately $6.9 million of the net proceeds were used to make the payment in connection with the vesting of outstanding stock appreciation rights.

NOTE 4. INVENTORIES
Inventories of the Company consist of the following:

July 31,                                                1998            1997
-----------------------------------------------------------------------------
(Dollars in thousands)
Raw materials                                       $  40,089       $  34,424
Work-in-process                                        27,485          25,608
Finished goods                                         62,733          60,942
                                                    -------------------------
                                                    $ 130,307       $ 120,974
                                                    =========================

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment of the Company consist of the following:

July 31,                                                1998            1997
-----------------------------------------------------------------------------
(Dollars in thousands)
ASSET (ASSET LIVES):
  Land                                              $   8,945       $   8,418
  Buildings and improvements (10 - 40 years)           49,567          29,843
  Machinery and equipment (3 - 15 years)              134,404         113,158
  Furniture and fixtures (5 - 10 years)                 8,481           6,727
                                                    -------------------------
     Total                                            201,397         158,146
  Less: accumulated depreciation                      (40,506)        (30,578)
                                                    -------------------------
                                                    $ 160,891       $ 127,568
                                                    =========================

Notes to Consolidated Financial Statements

NOTE 6. INTANGIBLE ASSETS
Intangible assets consist of patents, trademarks, loan origination fees and non-compete agreements. Patents, trademarks and non-compete agreements are being amortized over periods ranging from five to ten years. Loan origination fees are amortized over the term of the related loan. Accumulated amortization for intangible assets was $2.6 million and $1.6 million at July 31, 1998 and 1997, respectively.

NOTE 7. FINANCING ARRANGEMENTS
Notes payable to banks consist of borrowings by certain of the Company's foreign subsidiaries under credit agreements entered into on September 18, 1995 (the "European Credit Agreement") and on March 14, 1997 (the "Australian Facility") (collectively, "the Foreign Facilities") to support the financing needs of its new and existing subsidiaries located in the United Kingdom, Sweden and Australia. The European Credit Agreement is comprised of a sterling overdraft and multi-currency demand facility in an aggregate amount of approximately $12.0 million. Terms of the facility permit borrowings based on a percentage of certain accounts receivable and inventory at applicable margins over the London Inter-Bank Offered Rate ("LIBOR"). The Australian Facility is a revolving demand facility with maximum borrowings of approximately $0.7 million. The Foreign Facilities are guaranteed by the Company. The Company had outstanding and maximum borrowings of $10.2 million and $5.6 million under the Foreign Facilities as of and for the years ended July 31, 1998 and 1997, respectively. Weighted average outstanding borrowings were $9.2 million and $4.5 million, and the effective interest rates were 7.70% and 6.63% for the years ended July 31, 1998 and 1997, respectively.

Long-term debt consists of the following:

July 31,                                                     1998        1997
-----------------------------------------------------------------------------
(Dollars in thousands)
U.S. revolver, due April 10, 2002, bears interest
        at LIBOR plus 0.5%, or 6.156% at July 31, 1998   $  66,000  $  50,500
Canadian revolver, due April 10, 2002, bears interest
        at LIBOR plus 0.5%, or 5.375% at July 31, 1998      66,330     65,585
Other indebtedness                                          13,315     15,164
                                                         --------------------
        Total                                              145,645    131,249
Less: current portion                                        9,593      4,588
                                                         --------------------
                                                         $ 136,052  $ 126,661
                                                         ====================

On February 2, 1996, the Company entered into a credit agreement (the "Credit Agreement"). Proceeds from the Credit Agreement were utilized to retire the debt outstanding under the previous credit agreement and to purchase the net assets of Northern Telecom Limited's communication cable and IBDN network structured wiring products businesses ("NORDX/CDT"). The Credit Agreement was subsequently reconfigured as a result of the application of the proceeds from the February 28, 1996 Offering (see Note 3) against the outstanding debt.

The Credit Agreement, as revised on April 10, 1997, was comprised of a $105.0 million revolver (the "U.S. Revolver") and a CDN $115.0 million revolver (the "Canadian Revolver"). The Credit Agreement includes a provision whereby the applicable margins over prime or LIBOR are based on the attainment of certain performance factors. A commitment fee of 0.15% to 0.375% is applied to the unused portion of each revolver. The terms of the Credit Agreement contain various customary financial and non-financial covenants including the maintenance of minimum consolidated net worth and restrictions on payment of dividends. The Company is in compliance with all applicable covenants.

On July 31, 1998 the Company had approximately $47.1 million of availability under the U.S. and Canadian Revolver loans and $0.3 million of availability under its Foreign Facilities.

On August 3, 1998, the Company amended the Credit Agreement to, among other things, increase the borrowing limit under the U.S. Revolver to $121.3 million and to include a $50.0 million Deutschmark sub-facility under the U.S. Revolver.

The scheduled aggregate annual principal payments of long-term debt as of July 31, 1998, are as follows:

YEAR ENDED:                                                  LONG-TERM DEBT
---------------------------------------------------------------------------
(Dollars in thousands)
1999                                                             $    9,593
2000                                                                  1,134
2001                                                                  1,363
2002                                                                132,382
2003                                                                     50
Thereafter                                                            1,123
                                                                 ----------
                                                                 $  145,645
                                                                 ==========

As a result of the February 1996 debt refinancing and the application of the net proceeds of the Offering in fiscal 1996, the Company recognized $1.0 million ($0.6 million net of income tax) of extraordinary expense related to the early extinguishment of debt.

NOTE 8. RETIREMENT AND OTHER EMPLOYEE BENEFITS
The Company and its subsidiaries have various defined contribution and defined benefit plans covering substantially all of its employees. Benefits provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. The defined contribution plans provide benefits primarily based on compensation levels.

     Notes To Consolidated Financial Statements

     DEFINED BENEFIT PLANS
     The Company maintains defined benefit plans for one of its U.S. locations (the "U.S. Plan") and for certain employees in Canada (the "Canadian Plans").

     The following sets forth the changes in benefit obligations and plan assets, and reconciles amount recognized in the Company's consolidated balance sheets:

                                                                                 U.S. PLAN            CANADIAN PLANS
     YEAR ENDED JULY 31,                                                     1998        1997        1998       1997
     ---------------------------------------------------------------------------------------------------------------
     (Dollars in thousands)
     Benefit obligation at beginning of year                             $ 1,913     $ 1,801     $  3,647    $  1,610
        Service cost                                                          28          26        1,817       1,690
        Interest cost                                                        133         135          421         265
        Loss (gain)                                                          113          --         (182)         --
        Change in actuarial assumptions                                      (84)         61          882         107
        Benefits paid                                                       (119)       (110)        (150)         (4)
        Effect of currency translation                                        --          --         (481)        (21)
                                                                         --------------------------------------------
     Benefit obligation at end of year                                   $ 1,984     $ 1,913     $  5,954    $  3,647
                                                                         --------------------------------------------
     Fair value of plan assets at beginning of year                      $ 2,395     $ 2,046     $  1,944    $     --
        Company contributions                                                 --          --        1,335       1,855
        Actual return on plan assets                                         220         460          314         109
        Benefits paid                                                       (119)       (111)        (150)         (4)
        Effect of currency translation                                        --          --         (257)        (16)
                                                                         --------------------------------------------
     Fair value of plan assets at end of year                            $ 2,496     $ 2,395     $  3,186    $  1,944
                                                                         --------------------------------------------
     Funded status                                                       $   512     $   483     $ (2,768)   $ (1,703)
     Unrecognized net actuarial gain (loss)                                  (31)        (82)         792          94
     Unrecognized prior service cost                                          60          69           --          --
                                                                         --------------------------------------------
     Prepaid benefit (accrued liability)                                 $   541     $   470     $ (1,976)   $ (1,609)
                                                                         --------------------------------------------
     Amounts recognized in the consolidated balance sheets consist of:

     Prepaid benefit cost                                                $   541     $   470     $     --    $     --
     Accrued benefit liability                                                --          --       (1,976)     (1,609)
     Additional minimum liability                                             --          --          (10)         --
     Adjustment to retained earnings                                          --          --           10          --
                                                                         --------------------------------------------
     Net prepaid benefit (accrued liability)                            $    541     $   470     $ (1,976)   $ (1,609)
                                                                         --------------------------------------------

     Assets of the U.S. and Canadian plans are invested primarily in equity and fixed income securities.

The weighted-average assumptions as of the end of the periods were as follows:

                                             U.S. PLAN      CANADIAN PLANS
YEAR ENDED JULY 31,                        1998    1997     1998      1997
--------------------------------------------------------------------------------
Weighted average discount rate             7.00%   7.50%    6.30%     8.00%
Weighted average expected
  long term rate of return                 9.50%   9.50%    8.00%     8.00%

The components of pension expense for fiscal 1998 and 1997 were as follows:

                                              U.S. PLAN     CANADIAN PLANS
YEAR ENDED JULY 31,                         1998    1997    1998      1997
--------------------------------------------------------------------------------
(Dollars in thousands)
Service cost                               $  28   $  26    $ 1,817   $ 1,690
Interest cost                                133     135        421       265
Expected return on plan assets              (220)   (460)      (198)      (97)
One time adjustment                           --      --       (174)       --
Net amortization                             (12)    268          9        --
                                           -------------------------------------
Net periodic benefit expense (credit)      $ (71)  $ (31)   $ 1,875   $ 1,858
                                           -------------------------------------

The Company also maintains defined contribution profit-sharing plans for eligible employees. Certain contributions are made under the matching provision of 401(k) plans, while the remainder are made at the discretion of the Company's Board of Directors. Expenses incurred by the Company in connection with these profit-sharing plans were $4.3 million, $3.2 million and $2.5 million for the years ended July 31, 1998, 1997, and 1996 respectively.

NOTE 9 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Certain of the Company's operations are covered by postretirement health and life insurance benefits under unfunded plans.

The components that comprise the changes in the benefit obligation were as follows:

YEAR ENDED JULY 31,                           1998        1997
---------------------------------------------------------------
(Dollars in thousands)
Benefit obligation at beginning of year    $ 4,110     $ 3,441
Service cost                                   218         202
Interest cost                                  335         293
Actuarial loss                                  23         191
Benefits paid                                   --          --
Effect of currency translation                (395)        (17)
                                           --------------------
Benefit obligation at end of year          $ 4,291     $ 4,110
                                           ====================

Notes To Consolidated Financial Statements


Amounts recognized in the consolidated balance sheets consist of:


JULY 31,                                        1998    1997
------------------------------------------------------------------
(Dollars in thousands)
Funded status                               $ (4,291)  $ (4,110)
Unrecognized net loss                            234        189
                                            ----------------------
Accrued postretirement benefit liability    $ (4,057)  $ (3,921)
                                            ======================

Future benefits were estimated assuming medical costs would increase at approximately an 8.25% annual rate for 1997, 6.50% for 1998 and then remain at a 4% annual growth rate thereafter and dental costs would increase at approximately 4.75% for 1997, 4.25% for 1998 and 2.5% thereafter.

The components of postretirement expense for fiscal 1998 and 1997 were as follows:

JULY 31,                                     1998      1997
------------------------------------------------------------------
(Dollars in thousands)
Service cost                                $ 218     $ 202
Interest cost                                 335       293
Net amortization                               22         -
                                            --------------------
Net postretirement benefit expense          $ 575     $ 495
                                            ====================

Assuming a 1% increase in this annual trend, the accumulated postretirement benefit obligation would have increased by $369,000 and $365,000 at July 31, 1998 and 1997, respectively and the postretirement benefit expense would have increased by approximately $51,000 and $58,000 for fiscal 1998 and 1997, respectively. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 6.3%.

NOTE 10.  STOCK BENEFIT PLANS
The Company maintains a Stock Purchase and Option Plan (the "Former Plan") which was terminated as to future grants effective upon completion of the Company's initial public offering on November 24, 1993 (the "Initial Public Offering"). As of the grant termination date, 4,166,544 options had been granted under the Former Plan to directors, executives and other key employees of the Company. Options issued under the Former Plan have an exercise price equal to the fair market value of the common stock on the date of grant (July 1988 through September 1992) and expire on the earlier of ten years after the date of grant or ten days after termination of employment. Substantially all of the outstanding options became fully vested as of the date of the Initial Public Offering. Substantially all of the options granted under the Former Plan were exercised prior to July 31, 1998.

A Long Term Performance Incentive Plan (the "Stock Option Plan") was adopted September 23, 1993, and provides for the granting to employees and other key individuals stock options, stock appreciation rights, restricted stock, performance units and other types of incentive awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 655,083 shares of common stock were reserved for issuance pursuant to the Stock Option Plan. As of July 31, 1998, 630,900 non-qualified stock options have been granted to various employees under the Stock Option Plan. The terms of the stock options include vesting over five years and an exercise price equal to the fair market value of the stock at the date of grant.

A Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 1,800,000 shares of common stock, of which 1,125,000 shares are to be reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. As of July 31, 1998, 1,148,100 options have been granted under the Supplemental Plan, including 1,070,100 issued to employees of acquired companies. The terms of the stock options include vesting over five years and an exercise price equal to the fair market value of the stock at the date of grant.

During fiscal 1997, 188,400 and 599,100 of the options previously issued under the Stock Option Plan and Supplemental Plan (collectively "the Plans"), respectively, were amended. The terms of the amended stock options include vesting over five years and an exercise price equal to the fair market value of the stock at the date of the amendment. The amended options are reflected in the accompanying disclosures as a cancellation and reissuance.

Certain information regarding stock option transactions is summarized below:

YEAR ENDED JULY 31,               1998                          1997                          1996
-------------------------------------------------------------------------------------------------------------
                                         WTD.                           WTD.                           WTD.
                           SHARES    AVG. EX.          SHARES       AVG. EX.          SHARES       AVG. EX.
                                        PRICE                          PRICE                          PRICE
-------------------------------------------------------------------------------------------------------------
Outstanding,
 beginning of year       4,393,035   $    6.03         4,917,491    $    5.67        4,295,121     $    1.03
Granted/reissued            99,000       26.17         1,237,500        16.27        1,005,020         23.75
Exercised               (2,525,296)       0.81          (974,456)        0.93         (382,650)         1.15
Canceled/forfeited          (3,675)      18.42          (787,500)       26.17               --            --
                      ---------------------------------------------------------------------------------------
Outstanding,
 end of year             1,963,064   $   13.74         4,393,035    $    6.03        4,917,491     $    5.67
Exercisable
 at end of year            514,002   $    6.84         2,831,859    $    0.96        3,671,346     $    0.75
                      ---------------------------------------------------------------------------------------
Weighted average
 fair value of
 options granted      $      13.50                    $     9.27                    $    11.35

               Notes To Consolidated Financial Statements


               Information regarding stock options outstanding as of July 31, 1998 is summarized below:

                                              OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                   ---------------------------------------   ----------------------
                                                     WEIGHTED-   WEIGHTED-                WEIGHTED-
                                                       AVERAGE     AVERAGE                  AVERAGE
               RANGE OF                              REMAINING    EXERCISE                 EXERCISE
               EXERCISE PRICES       OPTIONS  CONTRACTUAL LIFE       PRICE   OPTIONS          PRICE
               ---------------     ---------------------------------------   ----------------------
               $0.89 - $6.22         441,914         3.8 years   $    3.39   351,917      $   2.67
               $12.50 - $26.17     1,521,150         8.7 years   $   16.75   162,085      $  15.90

               The Company accounts for the Plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for option grants as the exercise price of the options equals the fair market value of the underlying common stock at the date of grant. The supplemental information presented below discloses pro forma net income and net income per common share as if the Company had determined the cost of stock options in accordance with the fair value method under SFAS No. 123.

               YEAR ENDED JULY 31,                     1998        1997         1996
               ---------------------------------------------------------------------
               (Dollars in thousands, except per share data)
               Net income:     As reported        $  40,481   $  36,035    $  15,285
                               Pro forma          $  38,550   $  34,557    $  14,722
               Basic EPS:      As reported        $    1.40   $    1.31    $    0.64
                               Pro forma          $    1.33   $    1.25    $    0.61
               Diluted EPS:    As reported        $    1.29   $    1.17    $    0.55
                               Pro forma          $    1.23   $    1.12    $    0.53

               The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 1998, 1997, and 1996, respectively: risk-free interest rates of 5.93%, 6.53% and 5.76%; expected volatility of 53.00%, 58.45% and 48.59%; expected life of 5 years for all options; and an expected dividend yield of zero for all options. The Black-Scholes option valuation model requires the use of highly subjective assumptions, and was developed for use in valuing stock options with significantly different characteristics from those issued under the Plans. Therefore, management does not believe that the model necessarily provides a reliable estimate of the fair value of its employee stock options. Additionally, the SFAS No. 123 method of accounting is effective for options granted after August 1, 1995, and the above pro forma net income does not reflect any compensation cost that may have resulted if SFAS No. 123 had been applied to options granted prior to August 1, 1995. Incentive stock awards are granted at the discretion of the Company's Board of Directors, therefore, the type and number of awards previously issued may not be indicative of those to be granted in future periods.

               In December 1995, the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides that shares of common stock having a fair market value of $15,000 be granted annually to each non-employee director each August 1. Shares granted under the Non-Employee Plan were 1,980 in fiscal 1998, 2,268 in fiscal 1997 and 3,376 in fiscal 1996, respectively. The Company recognizes compensation cost for the Non-Employee Plan in accordance with SFAS No. 123.

NOTE 11. INCOME TAXES

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

Income before income taxes and extraordinary items, as shown in the accompanying consolidated statements of income, includes the following components:

YEAR ENDED JULY 31,                                         1998        1997        1996
----------------------------------------------------------------------------------------
(Dollars in thousands)
Domestic                                               $  49,084   $  35,031   $  25,751
Foreign                                                   16,732      22,291         143
                                                       ---------------------------------
Income before income taxes and extraordinary items     $  65,816   $  57,322   $  25,894
                                                       =================================

Taxes on income, as shown in the accompanying consolidated statements of income, include the following components:

YEAR ENDED JULY 31,                                              1998         1997         1996
-----------------------------------------------------------------------------------------------
(Dollars in thousands)
Current provision:
   Federal                                                  $  16,080    $  11,980    $   8,525
   State                                                        3,533        2,652        2,261
   Foreign                                                      3,892        3,548        1,777
                                                            -----------------------------------
   Total current provision                                     23,505       18,180       12,563
Deferred provision (benefit), predominantly foreign             1,830        3,107       (2,550)
                                                            -----------------------------------
Income tax provision                                        $  25,335    $  21,287    $  10,013
                                                            ===================================

The effective rate differs from the statutory rate for the following reasons:

YEAR ENDED JULY 31,                                              1998         1997         1996
-----------------------------------------------------------------------------------------------
(Dollars in thousands)
Tax provision based on the U.S. federal statutory
  tax rate                                                  $  23,035    $  20,063    $   9,063
State income taxes, net of federal income tax benefit           2,296        1,724        1,470
Amortization of excess cost over net assets acquired              250          201          186
Research and development tax credit (Canada)                     (877)        (870)        (470)
All other, net                                                    631          169         (236)
                                                            -----------------------------------
Income tax provision                                        $  25,335    $  21,287    $  10,013
                                                            ===================================

               Notes To Consolidated Financial Statements


               The components of the deferred tax assets and liabilities recorded in the accompanying balance sheets at July 31, 1998 and 1997, which include net deferred tax liabilities recorded in connection with acquisitions and reflect reclassifications as a result of finalization of purchase accounting under APB 16, were as follows:

               JULY 31,                                                         1998           1997
               ------------------------------------------------------------------------------------
               (Dollars in thousands)
               DEFERRED TAX ASSETS:
               Reserves recorded for:
                 Accruals                                                  $   1,944      $     685
                 Postretirement and pension accruals                           1,751          1,772
                 Asset valuations                                              5,204          2,103
                 Uniform cost capitalization                                   1,117          1,188
                 Other                                                           902            980
                                                                           ------------------------
                 Total deferred tax assets                                 $  10,918      $   6,728
                                                                           ------------------------
               DEFERRED TAX LIABILITIES:
                 Excess of book basis over tax basis of fixed assets       $ (16,648)     $ (10,802)
                 Other                                                          (775)          (224)
                                                                           ------------------------
                 Total deferred tax liabilities                              (17,423)       (11,026)
                                                                           ------------------------
               Net deferred taxes before valuation allowance                  (6,505)        (4,298)
               Valuation allowance (foreign NOL)                                (163)          (174)
                                                                           ------------------------
               Net deferred taxes                                          $  (6,668)     $  (4,472)
                                                                           ========================
               Reconciliation to the balance sheets -
                 Current portion of deferred taxes, net                    $   7,714      $   2,103
                 Long-term deferred taxes, net                               (14,382)        (6,575)
                                                                           ------------------------
               Net deferred taxes                                          $  (6,668)     $  (4,472)
                                                                           ========================

               NOTE 12. NET INCOME PER SHARE OF COMMON STOCK

               Basic net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share of common stock is computed based on the weighted average common shares outstanding plus incremental common stock equivalent shares (shares issuable upon exercise of options and warrants). Incremental common stock equivalent shares are calculated for each measurement period based on the treasury stock method. The repurchases are assumed to be made at the average fair market value price per share of the Company's common stock during the measurement period.

The following table sets forth the computation of basic and diluted earnings per share:

JULY 31,                                                      1998           1997              1996
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
NUMERATOR:
Income before extraordinary items                      $    40,481    $    36,035    $       15,881
Extraordinary loss                                            --             --                (596)
                                                       --------------------------------------------
Net income                                             $    40,481    $    36,035    $       15,285
                                                       ============================================
DENOMINATOR:
Denominator for basic earnings per share                29,000,494     27,597,653        23,966,009
Shares issuable from assumed conversion
        of dilutive stock options                        2,320,982      3,290,130         3,974,179
                                                       --------------------------------------------
Denominator for diluted earnings per share              31,321,476     30,887,783        27,940,188

INCOME PER SHARE OF COMMON STOCK:
Income before extraordinary items                      $      1.40    $      1.31    $         0.66
Extraordinary loss                                            --             --               (0.02)
                                                       --------------------------------------------
Net income                                             $      1.40    $      1.31    $         0.64
                                                       ============================================
INCOME PER SHARE OF COMMON STOCK ASSUMING DILUTION:
Income before extraordinary items                      $      1.29    $      1.17    $         0.57
Extraordinary loss                                            --             --               (0.02)
                                                       --------------------------------------------
Net income                                             $      1.29    $      1.17    $         0.55
                                                       ============================================

NOTE 13. BUSINESS ACQUISITIONS
On April 7, 1997, the Company purchased the operating assets of Dearborn Wire and Cable L.P. and Subsidiaries ("Dearborn/CDT"). The acquisition was accounted for using the purchase method under APB Opinion No. 16 ("APB 16") and the assets and liabilities assumed were as follows:
--------------------------------------------------------------------------------
(Dollars in thousands)
Assets acquired                                                     $    87,932
Liabilities assumed                                                     (13,837)
Notes issued                                                             (6,595)
                                                                    -----------
Net cash paid                                                       $    67,500
                                                                    ===========

Notes To Consolidated Financial Statements

On February 2, 1996, the Company completed the acquisition of Northern Telecom Ltd's communication cable and IBDN network structured wiring products businesses ("NORDX/CDT"). On September 22, 1995, the Company purchased the operating assets of the Raydex Cable division of Volex Group p.l.c. of Manchester, England ("Raydex/CDT"). Both acquisitions were accounted for under APB 16 and the assets and liabilities assumed were as follows:

                                                   NORDX/CDT         Raydex/CDT
-------------------------------------------------------------------------------
(Dollars in thousands)
Assets acquired                                  $   112,271        $    15,149
Liabilities assumed                                  (26,134)            (4,950)
Notes issued                                               -             (7,199)
                                                 ------------------------------
Net cash paid                                    $    86,137        $     3,000
                                                 ==============================

The pro forma information presented below assumes the acquisitions of Dearborn/CDT, NORDX/CDT and Raydex/CDT had occurred as of the beginning of each period presented. The pro forma information presented for fiscal 1997 and 1996 also includes the effect of the Offering (see Note 3) which occurred concurrently with the acquisition of NORDX/CDT, and excludes the effect of non-recurring and extraordinary charges related to the acquisition of NORDX/CDT and the Offering.

                                                       (PRO FORMA, UNAUDITED)
YEAR ENDED JULY 31,                                          1997       1996
----------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Net sales                                               $ 577,531  $ 550,332
Income before extraordinary items                          38,336     32,173
Net income                                                 38,336     32,173
Net income per common share (diluted)                   $    1.24     $ 1.05

The pro forma financial information presented above does not purport to present what the Company's results of operations would actually have been if the acquisitions of Dearborn/CDT, NORDX/CDT and Raydex/CDT had occurred as of the beginning of each period presented or to project the Company's results of operations for any future period.

On March 17, 1998, the Company acquired the outstanding stock of Orebro Kabel AB ("Orebro/CDT") of Orebro, Sweden. Orebro/CDT is a manufacturer of custom designed wire and cable for wireless communication, robotics and other industries.

On September 10, 1997, the Company acquired the outstanding stock of Barcel Acquisition Corporation, and its subsidiaries, ("Barcel/CDT") based in Irvine, California. Barcel/CDT is a manufacturer of high performance specialty wire and cable for the commercial aerospace, military and satellite industries.

On March 14, 1997, the Company acquired 51% of the outstanding stock of Stronglink, Pty. Ltd. ("Stronglink/CDT") of Melbourne, Australia.

On July 25, 1996, the Company purchased X-Mark Industries of Washington, Pennsylvania in a pooling-of-interests transaction for 316,967 shares of the Company's common stock.

On June 4, 1996, the Company acquired the outstanding stock of Cekan A/S, of Gjern, Denmark.

The acquisitions of Barcel/CDT, Orebro/CDT, Stronglink/CDT and Cekan/CDT were accounted for as purchases. The prior results of these acquisitions as well as X-Mark/CDT are not material, therefore, pro forma financial information is not presented.

For acquisitions accounted for as a purchase, the Company allocates the purchase price based on the fair market value of the assets and liabilities acquired. Allocations based on preliminary estimates of fair value are finalized within one year of the purchase date.

NOTE 14. GEOGRAPHIC SEGMENTS AND EXPORT SALES
The following summarizes the revenues and income generated by, and the identifiable assets of, the Company's businesses located predominantly in each geographic segment:

                                     NORTH AMERICA      EUROPE   CONSOLIDATED
-----------------------------------------------------------------------------
(Dollars in thousands)
SEGMENT DATA:

YEAR ENDED 1998:
        Revenues                         $ 588,769   $  62,899      $ 651,668
        Income from operations              68,638       4,816         73,454
        Identifiable assets                434,731      68,829        503,560

YEAR ENDED 1997:
        Revenues                           453,984      63,012        516,996
        Income from operations              58,298       4,304         62,602
        Identifiable assets                377,767      51,732        429,499

YEAR ENDED 1996:
        Revenues                           308,254      49,098        357,352
        Income from operations              29,017       2,510         31,527
        Identifiable assets                270,028      50,077        320,105

Sales of products manufactured in the United States and sold to customers outside of the United States by geographical location was:

YEAR ENDED JULY 31,                           1998        1997           1996
-----------------------------------------------------------------------------
(Dollars in thousands)
EXPORT SALES:
        Europe                            $ 13,768    $ 15,283       $ 19,877
        Other                               22,970      15,453          9,140
                Total export sales*       $ 36,738    $ 30,736       $ 29,017

* Includes intercompany sales to the Company's U.K., Canadian and Swedish subsidiaries of $10.9 million, $6.4 million and $3.7 million for the years ended July 31, 1998, 1997 and 1996, respectively.

Notes To Consolidated Financial Statements


NOTE 15. LEASE COMMITMENTS
Rental expense under noncancelable leases was approximately $5.4 million, $6.3 million and $3.7 million for the years ended July 31, 1998, 1997 and 1996, respectively. Operating leases relate principally to manufacturing, warehouse and office space. Minimum annual rents payable under noncancelable leases in each of the next five years and thereafter are as follows:

YEAR ENDED JULY 31,                                             TOTAL
---------------------------------------------------------------------
(Dollars in thousands)
1999                                                    $       4,697
2000                                                            3,796
2001                                                            2,824
2002                                                            1,720
2003                                                            1,216
Thereafter                                                      1,920
                                                        -------------
                                                        $      16,173
                                                        -------------

NOTE 16. COMMITMENTS AND CONTINGENCIES
Certain claims have been asserted against the Company in connection with patent and trademark matters. In management's opinion, any liability that might be incurred in connection with these claims would not have a material effect upon the Company's financial position, or results of operations or cash flows.

As of July 31, 1998, the Company had outstanding letters of credit of $0.9 million under its workers' compensation policy. The Company also maintains a $1.2 million bond in connection with workers' compensation self-insurance in the state of Massachusetts.

NOTE 17. RELATED PARTY TRANSACTIONS
The Company has an agreement to pay management fees of $12,500 per quarter to each of two beneficial stockholders. Selling, general and administrative expenses include $100,000 in 1998, 1997, and 1996 for fees paid under this agreement.

In the normal course of business the Company enters into transactions for the purchase of materials, equipment and services with entities that are affiliated with or owned by an officer/stockholder. Such transactions totaled $1.1 million, $1.6 million and $1.8 million for the years ended July 31, 1998, 1997 and 1996, respectively.

NOTE 18. NATURE OF BUSINESS AND DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
Concentrations of credit risk with respect to trade receivables are limited due to the Company's wide variety of customers and the many markets into which the Company's products are sold, as well as the many different geographic areas in which such customers and markets are located. As a result, at July 31, 1998, the Company does not believe it has any significant concentrations of credit risk. A group of customers under common control accounted for 11% of sales for both fiscal 1997 and 1996, and accounted for 15% of accounts receivable at July 31, 1996.

The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates which are based upon market rates or fixed rates which approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.

NOTE 19. NON-RECURRING CHARGES
In connection with the fiscal 1996 acquisition of NORDX/CDT, the Company engaged an independent appraisal firm to prepare a valuation of the assets acquired to serve as a basis for allocation of the purchase price. As a result of the valuation, the fair market value of the acquired in-process research and development of the DynaTraX(TM) automated network cross-connect switch was determined to be $9.8 million. In accordance with generally accepted accounting practices this amount was charged to operations upon the acquisition of NORDX/CDT in the third quarter of fiscal year 1996. In addition, stock appreciation rights of $6.9 million vested and were paid upon the completion of the Offering (see Note 3).

In the fourth quarter of fiscal 1998, a non-recurring charge of $6.1 million was incurred to provide for costs related to the discontinuance of the DynaTraX(TM) product line and other restructuring activities at NORDX/CDT. These costs primarily represent asset valuation provisions and employee separation costs. The balance of non-recurring provisions and accruals at July 31, 1998 was $1.8 million.

NOTE 20. QUARTERLY FINANCIAL  INFORMATION  (UNAUDITED)
Quarterly financial data are summarized as follows:

FISCAL YEAR 1998                                            FIRST    SECOND    THIRD    FOURTH
------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Sales                                                   $  162,144 $ 155,638 $ 167,647 $ 166,239
Gross profit                                                47,076    45,167    47,884    51,482
Income from operations                                      19,771    17,411    19,911   16,361/1/
Net income                                                  11,450     9,926    10,658    8,447/2/
Per share information:
Basic net income per common share                       $     0.41 $    0.35 $    0.37 $    0.28
Diluted net income per common share                     $     0.37 $    0.32 $    0.34 $   0.27/2/

/1/    Includes $6.1 million of non-recurring charges (see Note 19).

/2/ Excluding non-recurring charges (see Note 19), net income was $12.4 million, or $0.40 per diluted share.

FISCAL YEAR 1997
------------------------------------------------------------------------------------------------
Sales                                                   $  115,971 $ 113,957 $ 129,965 $ 157,103
Gross profit                                                34,705    35,262    38,657    46,312
Income from operations                                      13,980    13,806    15,463    19,353
Net income                                                   8,138     7,940     9,191    10,766
Per share information:
Basic net income per common share                       $     0.30 $    0.29 $    0.33 $    0.38
Diluted net income per common share                     $     0.26 $    0.26 $    0.30 $    0.35

NOTE 21. SUBSEQUENT EVENTS
On August 3, 1998, the Company acquired an 80% interest in HEW-Kabel Heinz Eilentropp GmbH & Co. KG, and related entities, located in Wipperfurth, Germany.

On September 25, 1998, the Company acquired the assets of Network Essentials, Inc. (d/b/a Red Hawk), located in Milpitas, California.

Selected Historical Consolidated Financial Data

FOR THE YEAR ENDED JULY 31,                          1998          1997       1996         1995        1994
-----------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
INCOME STATEMENT DATA:
Sales                                        $    651,668     $ 516,996  $ 357,352    $ 188,941  $  145,389
Income from operations                             73,454/1/     62,602    31,527/1/     29,613      21,801
Income before
        extraordinary items                        40,481        36,035     15,881       14,713      10,138
Extraordinary loss on early
        extinguishment of debt                         --            --       (596)          --      (3,998)
Net income                                        40,481/2/      36,035    15,285/2/     14,713       6,140

NET INCOME PER SHARE OF COMMON STOCK:
        Basic                                        1.40          1.31       0.64         0.67        0.32
        Diluted                                     1.29/2/        1.17      0.55/2/       0.57       0.26/2/

WEIGHTED AVERAGE SHARES OUTSTANDING:
        Basic                                      29,000        27,598     23,966       21,874      19,345
        Diluted                                    31,321        30,888     27,940       25,623      23,225

As of July 31,                                       1998          1997       1996         1995        1994
-----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                                 $    503,560     $ 429,499  $ 320,105    $ 118,976  $  102,719
Long-term debt                                    136,052       126,661     71,384       52,696      63,828

/1/ Includes $6.1 and $16.7 million of non-recurring charges in fiscal 1998 and 1996, respectively (see Note 19).
/2/ Excluding non-recurring and extraordinary charges (see Notes 7 and 19), net income was $44.4 million and $26.4 million in fiscal 1998 and 1996, respectively, and net income per diluted share was $1.42 in fiscal 1998, $0.95 in fiscal 1996, and $0.44 in fiscal 1994.

Directors, Officers And Corporate Information

DIRECTORS

Bryan C. Cressey*
Partner, Thoma Cressey
Equity Partners

Myron S. Gelbach Jr.
Independent Financial
Consultant

George C. Graeber
Chief Operating Officer,
Cable Design Technologies
Corporation

Michael F. O. Harris
Managing Director,
The Northern Group

Glenn Kalnasy
Managing Director,
The Northern Group

Paul M. Olson
President and Chief Executive
Officer, Cable Design
Technologies Corporation

Richard C. Tuttle
Principal, Prospect Partners

*Chairman of the Board of
Directors, Cable Design
Technologies Corporation


EXECUTIVE OFFICERS

Paul M. Olson
President and Chief
Executive Officer

George C. Graeber
Chief Operating Officer

Michael A. Dudley
Executive Vice President
President, CDT International

Normand R. Bourque
Executive Vice President
President, NORDX/CDT

Peter Sheehan
Executive Vice President

David R. Harden
Senior Vice President
President, West Penn/CDT

Kenneth O. Hale
Vice President
Chief Financial Officer
and Secretary

Charles B. Fromm
Vice President
General Counsel

ANNUAL MEETING

Wednesday, December 9, 1998
10:00 A.M. (Eastern Time)
Pittsburgh Hilton and Towers
Gateway Center
600 Commonwealth Place
Pittsburgh, Pennsylvania 15222

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for fiscal 1998 is available without charge to stockholders upon written request to Investor Relations at the Company's headquarters.

STOCK TRANSFER AGENT & REGISTRAR

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation and transfer procedures should be addressed to:

BANKBOSTON, N.A.

c/o Boston EquiServe
  Limited Partnership
P.O. Box 8040 Boston, Massachusetts 02266
(781) 575-3120

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

FISCAL 1998
               HIGH           LOW
First          28 1/2         21 5/16
Second         30 15/16       23 11/16
Third          32 1/4         25 1/4
Fourth         26 5/8         19 13/16

FISCAL 1997
               HIGH           LOW
First          26 11/16        15
Second         23 1/2          17
Third          21              12 1/16
Fourth         23 1/16         10 15/16

                              [LOGO APPEARS HERE]