Form 10-K, Exhibit 13
period 1999-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 1999-10-27
CIK 913142

                                                                    Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

The following discussion of Cable Design Technologies Corporation's ("the Company" or "CDT") consolidated historical results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this report.

The fiscal year ended July 31, 1999 ("fiscal 1999") was a transition year for CDT in which the Company achieved record sales of $684.0 million and record earnings per diluted share of $1.47, excluding net nonrecurring charges. During the year the Company focused on integrating its recent acquisitions, initiating a company wide cost reduction effort, and organizing the considerable capital expenditures made over the past twenty-four months. Record results in the Company's fourth fiscal quarter helped to offset the slowness experienced in the Network Communication segment during the second and third fiscal quarters, resulting in a 4% increase in earnings per diluted share for fiscal 1999, excluding net nonrecurring charges.

Acquisition of niche businesses is an important part of CDT's growth strategy and during fiscal 1999 the Company purchased one foreign and two domestic businesses. In August 1998, CDT purchased 80% of HEW-Kabel Heinz Eilentropp GmbH & Co. KG and related entities ("HEW-Kabel/CDT"), a German manufacturer of specialty electronic cable for extreme and hazardous applications in process control, robotics, transportation and other industries. The acquisition of HEW-Kabel/CDT furthers the Company's diversification of specialty interconnectivity product offerings. In September 1998, the Company purchased the assets of Network Essentials, Inc., ("Red Hawk/CDT"), based in Milpitas, California. Red Hawk/CDT is a provider of fiber optic products for voice, video and data networks. To complement its Admiral/CDT business, in March 1999 the Company acquired the Tennecast Company ("Tennecast/CDT") of Barberton, Ohio.

Sales for fiscal 1999 increased 5%, including sales attributable to recently acquired businesses. Excluding these acquisitions, sales decreased 4% due to lower sales for the Network Communication segment. The small decline in sales for this segment was split approximately equally between communication cable products and network products. Although sales of network cable products were down slightly for the year, an 83% year-over-year increase in sales of the higher margin advanced network Category 5e and 6 cables partially offset lower sales of Category 5 network cable and lower pricing for both Category 5 and 5e cables. The slightly lower sales of communication cable were primarily attributable to lower selling prices as a result of the decline in the market price of copper, unfavorable foreign currency translation and lower sales in the U.S. marketplace.

Excluding net nonrecurring charges in both years, earnings per diluted share for fiscal 1999 were $1.47 compared to $1.42 per diluted share for the year ended July 31, 1998 ("fiscal 1998"). Net nonrecurring charges of $4.9 million ($3.3 million net of tax) were recognized in fiscal 1999, including a charge of $6.3 million incurred in connection with the purchase of 1.6 million shares of the Company's common stock, partially offset by $1.4 million of nonrecurring income which was primarily due to the sale of assets related to the previously discontinued DynaTraX(TM) product line.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table presents, for the periods indicated, summary selected financial data from the Company's statements of income, and should be read in conjunction with the following discussion.

for the year ended July 31,                                1999                    1998                     1997
---------------------------------------------------------------                --------                ---------
(Dollars in thousands)
Sales                                                  $683,999                $651,668                $ 516,996
Cost of sales                                           479,469                 457,767                  360,365
Gross profit                                            204,530                 193,901                  156,631
Selling, general and administrative expenses            113,610                 106,491                   86,875
Research and development expenses                         5,450                   7,863                    7,154
Income from operations before nonrecurring charges       85,470                  79,547                   62,602
Nonrecurring charges, net                                 4,895                   6,093                        -
Income from operations                                   80,575                  73,454                   62,602
Net income excluding nonrecurring charges              $ 42,930                $ 44,426                $  36,035
Net income                                             $ 39,641                $ 40,481                $  36,035

Year ended July 31, 1999 compared with year ended July 31, 1998
Sales increased $32.3 million, or 5%, to a record $684.0 million for fiscal 1999 compared to $651.7 million for fiscal 1998. The increase in fiscal 1999 includes $56.8 million of sales attributable to the recently acquired businesses, primarily HEW-Kabel/CDT.

Sales for the Network Communication segment were $373.0 million for fiscal 1999 compared to $393.3 million for fiscal 1998. Excluding the unfavorable effects of foreign currency translation and of the change in the price of copper on sales of communication cable, the decrease in sales for this segment was 2%. Communication cable selling prices are generally adjusted for changes in the market price of copper. Reduced demand in the U.S. marketplace for communication cable and for plenum Category 5 network cable as well as competitive pricing pressure on Category 5 and 5e network cables were the primary factors responsible for the lower sales. The product mix improved as the result of an 83% increase in sales of the higher priced Category 5e and 6 cables which partially offset the reduction in communication cable and Category 5 network cable sales.

Fiscal 1999 sales for the Specialty Electronic segment increased $52.6 million, or 20%, to $311.0 million. Sales attributable to the recently acquired businesses accounted for $53.2 million of the increase in sales for this segment. The Company believes that the significant decline in the market price of copper during fiscal 1999 contributed to lower pricing conditions for this segment, particularly for automation & process control products. The lower pricing environment contributed to the lack of sales growth for this segment, excluding acquisitions.

Sales outside of North America increased $49.1 million, or 46%, to $155.3 million in fiscal 1999 compared to $106.2 million in fiscal 1998. Sales attributable to the recently acquired businesses accounted for $50.7 million of the increase in international sales. Excluding acquisitions, international sales were unfavorably affected by the sluggish economy in the United Kingdom and economic turmoil in Russia and Latin America.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross profit increased $10.6 million, or 5%, to $204.5 million in fiscal 1999 compared to $193.9 million for fiscal 1998. Growth in gross profit for the Specialty Electronic segment, primarily due to the recently acquired businesses, offset a modest decline in the gross profit for the Network Communication segment. For the Network Communication segment, the improved network cable product sales mix resulting from an 83% increase in sales of higher margin enhanced network cable products and less product outsourcing partially offset the unfavorable effects of lower sales of Category 5 network cable and communication cable as well as lower pricing for Category 5 and 5e network cable products.

The overall gross margin for fiscal 1999 of 29.9% improved slightly compared to 29.8% for fiscal 1998. An improvement in the gross margin for the Network Communication segment was partially offset by a modest reduction in the gross margin for the Specialty Electronic segment. Factors contributing to the improvement in the gross margin for the Network Communication segment were, for network cable products, better product mix due to 83% higher sales of enhanced Category 5e and 6 network cable products and lower sales of Category 5 network cable, less product outsourcing and lower product costs. The lower Specialty Electronic segment gross margin was primarily due to the inclusion of the comparatively lower gross margins of the recently acquired businesses and a lower gross margin on wireless products due to product mix, which were partially offset by a higher gross margin for automation and process control cables primarily due to the relief from inventory of lower copper material costs.

Selling, general and administrative expense ("SG&A") increased $7.1 million, or 7%, to $113.6 million for fiscal 1999 compared to $106.5 million for fiscal 1998. Excluding an additional $9.0 million of SG&A attributable to the recently acquired businesses, SG&A decreased $1.9 million. The lower SG&A was primarily the result of significantly lower expenses due to the discontinuance of the DynaTraX(TM) product line and other restructuring activities implemented in July 1998 and the favorable effect of foreign currency translation, which more than offset increases in certain other SG&A expenses. SG&A as a percentage of sales was 16.6% for fiscal 1999 compared to 16.3% for fiscal 1998. Research and development expense decreased $2.4 million to $5.5 million compared to $7.9 million in fiscal 1998, primarily as a result of the discontinuance of the DynaTraX(TM) product line.

Net nonrecurring charges of $4.9 million ($3.3 million net of tax) were recognized in fiscal 1999. A charge of $6.3 million was incurred in the second fiscal quarter in connection with the purchase of 1.6 million shares of the Company's common stock acquired by key employees through the exercise of incentive stock options pursuant to a share purchase plan previously adopted by the Board of Directors (the "Share Purchase Plan"). As a result of the purchase of such shares, the Company obtained a cash benefit of approximately $12.8 million realized through the reduction of income taxes payable. Also, in fiscal 1999, nonrecurring income of $1.4 million was recognized which was primarily due to the sale of assets related to the previously discontinued DynaTraX(TM) product line. Fiscal 1998 nonrecurring charges of $6.1 million ($3.9 million net of tax) represented a provision for costs associated with the discontinuance of the DynaTraX(TM) product line and other restructuring activities.

Income from operations, excluding net nonrecurring charges in both years, increased $5.9 million, or 7%, to $85.5 million in fiscal 1999 compared to $79.5 million for fiscal 1998, and the operating margin was 12.5% for fiscal 1999 compared to 12.2% for fiscal 1998. Including net nonrecurring charges, income from operations was $80.6 million for fiscal 1999 compared to $73.5 million for fiscal 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense for fiscal 1999 increased $4.8 million to $13.3 million compared to $8.6 million for fiscal 1998. The increase was primarily the result of the higher average balance of debt outstanding due to the acquisition of HEW-Kabel/CDT in August 1998 and the purchase of 2.4 million shares of the Company's common stock during the first six months of fiscal 1999. The effective tax rate for fiscal 1999 increased to 40.3% compared to 38.5% for fiscal 1998, partially due to the fact that approximately $0.9 million of the second quarter nonrecurring charge is non-deductible for income tax purposes. Excluding net nonrecurring expense in fiscal 1999, the increase in the effective tax rate to 39.6% compared to 38.5% for fiscal 1998 was primarily the result of lower Canadian tax credits for research and development and a change in the tax rate mix among domestic and foreign statutory entities primarily due to the inclusion of the recently acquired German subsidiary, HEW-Kabel/CDT.

Excluding net nonrecurring charges in both years, fiscal 1999 earnings per share increased 4% to $1.47 per diluted share on net income of $42.9 million, compared to $1.42 per diluted share for fiscal 1998 on net income of $44.4 million. Including net nonrecurring charges, earnings per share increased to $1.36 per diluted share on net income of $39.6 million compared to $1.29 per diluted share on net income of $40.5 million for fiscal 1998.

Year ended July 31, 1998 compared with year ended July 31, 1997
Sales increased by $134.7 million, or 26%, to $651.7 million for fiscal 1998 compared to $517.0 million for the fiscal year ended July 31, 1997 ("fiscal 1997"). The increase in fiscal 1998 includes the addition of $87.9 million of sales attributable to the recently acquired businesses: Barcel/CDT, Orebro/CDT, and the incremental sales of Dearborn/CDT and Stronglink/CDT for fiscal 1998.

The sales for the Network Communication segment increased $45.8 million, or 13%, to $393.3 million. Sales of network products increased primarily due to higher sales of network cable, partially offset by reduced sales of network structured wiring components. The increase in sales of network cable was due to higher sales in the North American marketplace which were partially offset by lower international sales resulting from reduced sales in Western Europe due to a very competitive environment, particularly in the United Kingdom. The lower sales of network structured wiring components were primarily a result of lower sales in Western Europe. A strong U.S. dollar and British pound contributed to the lower sales in Western Europe. Sales of communication cable increased primarily as a result of continued demand from telephone companies as they upgrade and expand their local distribution network infrastructure.

Sales for the Specialty Electronic segment increased $88.9 million, or 52%, to $258.4 million, including $85.5 million of additional sales attributable to the recently acquired businesses. Although selling prices are generally not contractually adjusted for changes in the market price of copper for the Specialty Electronic segment, the Company believes that the significant decline in the market price of copper during the year contributed to competitive pricing conditions during fiscal 1998, particularly for automation & process control products.

International sales increased $1.5 million, or 1%, to $106.2 million in fiscal 1998 compared to $104.7 million in fiscal 1997. The additional sales attributable to the recently acquired businesses contributed $8.9 million to the increase in international sales. Excluding acquisitions, reduced sales in the United Kingdom and Western Europe, primarily due to competitive market conditions, were partially offset by increased sales in other geographic areas, including Latin America, Australia and the Middle East.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross profit increased $37.3 million, or 24%, to $193.9 million in fiscal 1998 compared to $156.6 million for fiscal 1997. The gross profit contributed by the recently acquired businesses accounted for $24.8 million of the increase in total gross profit. The Network Communication segment accounted for approximately 36% of the increase in total gross profit. The increase for this segment was primarily attributable to the higher sales of network cable, including a shift to the higher priced enhanced network cable products, an increase in the gross profit for network structured wiring components due to an improved product mix, and higher sales of communication cable. These increases were partially offset by the unfavorable impact of the decline in the market price of copper during the year on communication cable which is estimated to have reduced the gross profit by approximately $2.5 million. The increase in gross profit for the Specialty Electronic segment accounted for approximately 64% of the increase in total gross profit, primarily due to the additional gross profit attributable to the recently acquired businesses.

The overall gross margin for fiscal 1998 was 29.8% compared to 30.3% for fiscal 1997, primarily due to a lower margin for the Specialty Electronic segment. The lower gross margin for the Specialty Electronic segment was primarily due to the inclusion of the recently acquired businesses which collectively have a relatively lower gross margin. Additionally, the gross margin for the Network Communication segment was negatively impacted as a result of the effect on communication cable gross margin of the decline in the market price of copper during the year and the mix effect of higher sales of the relatively lower gross margin communication cable.

SG&A increased $19.6 million, or 23%, to $106.5 million for fiscal 1998 compared to $86.9 million for fiscal 1997. The increase in SG&A was primarily the result of an additional $11.6 million of SG&A attributable to the recently acquired businesses, as well as increased commission and other direct sales expenses related to the increase in sales, and increases in other SG&A to support the growth in sales. As a percentage of sales, SG&A declined to 16.3% for fiscal 1998 from 16.8% for fiscal 1997 primarily as a result of the lower average SG&A percentage of the recently acquired businesses. Excluding the effect of acquisitions, SG&A as a percentage of sales for fiscal 1998 was relatively unchanged from fiscal 1997. Research and development expense increased $0.7 million to $7.9 million compared to $7.2 million in fiscal 1997.

A nonrecurring charge of $6.1 million ($3.9 million net of tax) was recognized in fiscal 1998 to provide for costs associated with NORDX/CDT's discontinuance of its DynaTraX(TM) product line and other restructuring activities.

Income from operations increased $16.9 million, or 27%, to $79.5 million in fiscal 1998, excluding nonrecurring charges, compared to $62.6 million for fiscal 1997. Including nonrecurring charges, income from operations was $73.5 million for fiscal 1998. The operating margin was 12.2%, excluding nonrecurring charges, for fiscal 1998 compared to 12.1% for fiscal 1997.

Fiscal 1998 net income, excluding nonrecurring charges, increased $8.4 million to $44.4 million, or $1.42 per diluted share, compared to fiscal 1997 net income of $36.0 million, or $1.17 per diluted share. Including nonrecurring charges, net income for fiscal 1998 increased $4.5 million to $40.5 million, or $1.29 per diluted share.

Liquidity and Capital Resources
During fiscal 1999, operating working capital increased $4.5 million, excluding increases resulting from the initial recording of the working capital of acquired businesses. The change in operating working capital was primarily the result of a decrease in accounts payable of $9.9 million and an increase in accounts receivable of $7.6 million, which were partially offset by an increase in various accrued liabilities of $10.0 million. The change in operating working capital excludes changes in cash and current maturities of long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During fiscal 1999, the Company generated $54.8 million of net cash from operating activities after providing for the increase in working capital. Net cash used by investing activities during fiscal 1999 of $74.4 million included $49.1 million for the acquisition of businesses and $25.3 million for capital projects. Net cash provided by financing activities during fiscal 1999 of $19.9 million included $51.7 million from debt sources and $13.0 million from the tax benefit obtained as a result of the repurchase of shares under the Share Purchase Plan and the exercise of stock options, which were partially offset by $45.0 million used for the purchase of 2.4 million shares of the Company's common stock. The net increase in cash for fiscal 1999 was $0.3 million.

During fiscal 1999 and fiscal 1998, the Company expended $25.3 million and $49.2 million, respectively, for capital projects. Expenditures for fiscal 1999 included the purchase of additional equipment to further expand manufacturing capacity for enhanced bandwidth networking products in North America and Europe and the expansion of CDT's telecommunication cabling production. The expenditures for fiscal 1998 included the enlargement of certain facilities, including the construction of NORDX/CDT's 300,000 square foot manufacturing, administration and R & D facility, improvements in manufacturing efficiencies and expansion of the Company's production capacity for new and existing product lines, including capacity expansion for enhanced network, communication, aerospace, and high end coaxial cable products.

On August 3, 1998 the Company amended its credit agreement dated April 10, 1997 (the "Credit Agreement") to, among other things, increase the borrowing limit under its U.S. revolving credit facility, and to include a German loan sub-facility. The Credit Agreement as amended is comprised of a $121.3 million U.S. revolving facility, including a $50.0 million Deutschmark sub-facility, and a CDN $115.0 million Canadian revolving facility. The Credit Agreement includes a provision whereby the applicable margins over the prime rate or the London Inter-Bank Offered Rate ("LIBOR") are based on the attainment of certain performance factors. A fee of .15% to .375% is applied to the unused portion of each revolver. In addition to the Credit Agreement, the Company maintains a foreign credit facility in the United Kingdom (the "Foreign Credit Facility") which provides for up to approximately $12 million of borrowings. Effective December 14, 1998, the Company entered into a 364-day, unsecured bank revolving credit agreement (the "Revolving Facility") which provides for maximum borrowings of $35.0 million. Outstanding borrowings bear floating interest rates of either LIBOR plus the applicable margin or the base rate, as defined, at the Company's election. The applicable margin over LIBOR ranges from .525% to 1.05% and is determined based on the attainment of specified leverage ratios. A facility fee of between .10% and .20%, based on the attainment of specified leverage ratios, is payable quarterly on the maximum facility amount. The Credit Agreement and Revolving Facility contain customary financial and non-financial covenants, except the Revolving Facility is limited by the terms of the existing Credit Agreement. On July 31, 1999, the Company had approximately $33.4 million of availability under the Credit Agreement, $12.0 million of availability under the Revolving Facility and $2.0 million of availability under the Foreign Credit Facility. Based on the Company's current expectations for its business, management believes that its cash flow from operations and the available portion of its credit facilities will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fluctuation in Copper Price
The cost of copper in inventories (including finished goods) reflects purchases over various periods of time ranging from one to several months for each of the Company's operations. For communication cable products, profitability is generally not significantly affected by volatility of copper prices as changes in copper prices are generally passed along to customers, however, differences in the timing of selling price adjustments do occur and may impact near term results. For other products, although selling prices are generally not contractually adjusted to directly reflect changes in copper prices, the relief of copper costs from inventory for those operations having longer inventory cycles may affect profitability from one period to the next following periods of significant movement in the cost of copper. The Company does not engage in activities to hedge the underlying value of its copper inventory.

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

                                                                Expected Maturity Date For Periods Ending July 31,
                                                          ------------------------------------------------------------
                                              Demand                                                           There-
                              Type*            notes       2000       2001       2002       2003      2004      after    Total
---------------------------------------------------------------------------------------------------------------------------------
(U.S. dollar equivalents in millions)
Balance
Average interest rate
Demand notes payable
     U. S. dollar             VR                 $ 23.0                                                                   $23.0
                                                    6.0%                                                                    6.0%
     British pound            VR                 $  7.9                                                                   $ 7.9
                                                    6.0%                                                                    6.0%
     Swedish krona            VR                 $  1.6                                                                   $ 1.6
                                                    4.2%                                                                    4.2%
     Australian dollar        VR                 $  0.6                                                                   $ 0.6
                                                    5.8%                                                                    5.8%
Long-term debt
     U.S. dollar              FR                              $ 1.3      $ 1.5    $ 0.1      $ 0.1     $ 0.1    $ 1.0     $ 4.1
                                                                7.8%       9.7%     9.6%       9.1%      8.5%     8.5%      8.7%
     Deutschmark              FR                              $12.5      $ 1.7    $ 1.1      $ 0.7     $ 0.4    $ 1.6     $18.0
                                                                5.4%       5.4%     5.4%       5.4%      5.4%     5.4%      5.4%
     U.S. dollar              VR                                                  $66.5                                   $66.5
                                                                                    5.7%                                    5.7%
     Canadian dollar          VR                                                  $73.6                                   $73.6
                                                                                    5.3%                                    5.3%
     Deutschmark              VR                                                  $23.3                                   $23.3
                                                                                    3.1%                                    3.1%

*    VR-Variable interest rate; FR-Fixed interest rate

Management's Discussion and Analysis of Financial Condition and Results of Operations

New Accounting Standards
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and requires recognition in the balance sheet of all derivative instruments as either assets or liabilities, measured at fair value. This statement has been amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133". SFAS No. 137 is effective for the Company's fiscal year ending July 31, 2001. The Company does not believe the effect of adoption will be material.

Year 2000
Readers are cautioned that forward-looking statements contained in the Year 2000 discussion below should be read in conjunction with the Company's disclosures under the heading "Forward-Looking Statements".

Each of the Company's operating units has established a Year 2000 project leader and, in the case of the larger units, a project team. In addition, CDT's corporate headquarters has established a Year 2000 project team. The function of each unit's project team is to identify and remediate Year 2000 issues at their respective facilities. The function of the corporate team is to review and remediate any corporate-wide Year 2000 issues and monitor the status of the remediation activities of the operating units.

Each operating unit has assessed their internal information systems ("IT systems") and non-information systems ("non-IT systems"), such as manufacturing equipment and control devices. As of October 20, 1999, operating units representing approximately 99% of the Company's consolidated revenues have completed the Year 2000 remediation believed necessary with respect to their IT systems. The remaining operating units are in the process of implementing compliant hardware and/or software, and all units are expected to complete their remediation activities by November 30, 1999.

The remediation of such IT systems has included the purchase of new hardware and software or the modification of existing software. In certain cases, new IT systems were acquired to improve functionality and provide additional system capabilities, as well as address Year 2000 issues. The cost to maintain or modify existing IT systems is expensed as incurred, while the cost of new and functionally improved IT systems are capitalized and amortized over their estimated useful lives. As of July 31, 1999, the Company had expended $3.4 million with respect to IT systems, which represented approximately 89% of the total costs expected to be incurred. Based on management's estimates, it is not expected that expenditures associated with modifying or replacing existing IT systems to resolve the Year 2000 issue will have a material adverse effect on the Company's results of operations, liquidity or capital resources. The Company does not anticipate any material issues or delays regarding implementation schedules for IT system remediations.

Each of the operating units has undertaken an assessment of non-IT systems. Such reviews are substantially completed. While certain items of equipment have been found to contain potentially non-compliant components, neither the number or function of such items are material. Such equipment is either being modified or replaced. The Company does not anticipate material Year 2000 compliance issues with respect to non-IT systems, and does not expect expenditures to remediate non-compliant non-IT systems to have a material adverse effect on the Company's results of operations, liquidity or capital resources.

The Company and its operating units are in the process of assessing third party Year 2000 compliance. As many of the Company's suppliers and customers are still engaged in executing their Year 2000 programs, the Company cannot fully evaluate such compliance. Neither the Company nor its operating units intend to adopt contingency plans regarding third party Year 2000 compliance issues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. However, since it is not possible to anticipate all possible future outcomes, especially in the case of third parties, there could be "worst-case scenarios" in which one or more operating units of the Company would be unable to conduct normal operations due to Year 2000 related matters, such as the inability to take customer orders, manufacture and ship products, invoice customers or collect payments. In addition, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect the Company and third parties who are critical to the Company's operations. For example, lack of readiness by electrical and water utilities, suppliers, financial institutions, government agencies or other providers of general infrastructure could, in some geographic areas, pose significant impediments to one or more of the Company's operating units to carry on their normal operations in the area or areas so affected. In the event that the Company or third parties (including those described above) do not properly complete their Year 2000 remedial actions or unanticipated Year 2000 events occur there could be a material adverse effect on the Company's business, results of operations or financial condition.

Introduction of the Euro Currency
The European Economic Monetary Union's ("EEMU") common currency, the Euro, was implemented effective January 1, 1999, at which time fixed exchange rates were established between the legacy currencies of the participating countries and the Euro. During the transition period, which extends through June 30, 2002, transactions may be conducted in either the Euro or the legacy currencies. The Company has subsidiaries in the United Kingdom, Sweden, Denmark and Germany which have customers and suppliers in participating EEMU countries. The Company's German subsidiary is the only subsidiary domiciled in a participating country. These subsidiaries currently have the ability to support transactions in both the Euro and their respective legacy currencies. Conversion to the Euro as the functional currency for the Company's German subsidiary will be phased in prior to January 1, 2002, and conversion costs are not expected to be significant. The EEMU's introduction of the Euro may potentially have economic and business implications, such as changes in product pricing and currency exchange risks, for businesses within the EEMU as well as for businesses outside the EEMU that do business with companies within the EEMU. The nature and extent of such effects, whether beneficial or adverse, are unknown at this time. However, the Company does not believe that such effects will have a material impact on its consolidated results of operations or financial condition, although there can be no assurance that unanticipated effects will not have an adverse impact on the Company's future results of operations.

Forward Looking statements - Under the Private Securities
Litigation Act of 1995
Certain of the statements in this annual report are forward-looking statements, including, without limitation, statements regarding future financial results and performance, Year 2000 compliance, accretiveness of acquisitions, growth factors, cost savings and other beliefs, expectations or opinions of the Company and its management. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including the level of market demand for the Company's products, competitive pressures, the ability to achieve reductions in operating costs and to continue to integrate acquisitions, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters and other specific factors discussed in the Company's Annual Report on Form 10-K for the year ended July 31, 1999 and other Securities and Exchange Commission filings. The information contained herein represents management's best judgement as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments or information obtained after the date hereof and disclaims any legal obligation to the contrary.

Report of Independent Public Accountants

To the Board of Directors of
Cable Design Technologies Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Cable Design Technologies Corporation (a Delaware corporation) and Subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Design Technologies Corporation and Subsidiaries as of July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
Pittsburgh, Pennsylvania
September 20, 1999

          Consolidated Statements of Income

          Year ended July 31,                                                   1999           1998           1997
          --------------------------------------------------------------------------      ---------      ---------
          (Dollars in thousands, except per share information)
          Sales                                                            $ 683,999      $ 651,668      $ 516,996
          Cost of sales                                                      479,469        457,767        360,365
                                                                           ---------      ---------      ---------
               Gross profit                                                  204,530        193,901        156,631
          Selling, general and administrative expenses                       113,610        106,491         86,875
          Research and development expenses                                    5,450          7,863          7,154
          Nonrecurring charges, net                                            4,895          6,093              -
                                                                           ---------      ---------      ---------
               Income from operations                                         80,575         73,454         62,602
          Interest expense, net                                               13,346          8,560          5,338
          Minority interest in earnings (losses) of subsidiaries, net            883             25            (35)
          Other (income) expense, net                                            (18)          (947)           (23)
                                                                           ---------      ---------      ---------
               Income before income taxes                                     66,364         65,816         57,322
          Income tax provision                                                26,723         25,335         21,287
                                                                           ---------      ---------      ---------
               Net income                                                  $  39,641      $  40,481      $  36,035
                                                                           =========      =========      =========
               Basic earnings per common share                             $    1.38      $    1.40      $    1.31
               Diluted earnings per common share                           $    1.36      $    1.29      $    1.17

          The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

          July 31,                                                                               1999           1998
          -------------------------------------------------------------------------------------------    -----------
          (Dollars in thousands, except per share information)
          Assets
          Current assets:
               Cash and cash equivalents                                                  $    11,424    $    11,143
               Trade accounts receivable, net of allowance for uncollectible accounts of
                               $4,926 and $3,995, respectively                                130,936        117,265
               Inventories                                                                    141,762        130,307
               Prepaid expenses and other                                                      10,937         11,983
               Deferred income taxes                                                           10,926          7,714
                                                                                          -----------    -----------
                    Total current assets                                                      305,985        278,412
          Property, plant and equipment, net                                                  201,586        160,891
          Intangible assets, net                                                                8,409          6,735
          Goodwill, net                                                                        76,584         57,656
          Other assets                                                                          2,536          1,733
                                                                                          -----------    -----------
                    Total assets                                                          $   595,100    $   505,427
                                                                                          ===========    ===========
          Liabilities and Stockholders' Equity
          Current liabilities:
               Notes payable to banks                                                     $    33,109    $    10,150
               Current maturities of long-term debt                                            13,831          9,593
               Accounts payable                                                                38,452         45,737
               Accrued payroll and related benefits                                            21,127         15,596
               Accrued taxes                                                                   10,474          2,953
               Other accrued liabilities                                                       25,228         19,707
                                                                                          -----------    -----------
                    Total current liabilities                                                 142,221        103,736
          Long-term debt                                                                      171,727        136,052
          Minority interest in subsidiaries                                                     2,451            120
          Other non-current liabilities                                                         7,990          6,239
          Deferred income taxes                                                                18,609         14,382
                                                                                          -----------    -----------
                    Total liabilities                                                         342,998        260,529
                                                                                          -----------    -----------
          Contingencies (Note 16)
          Stockholders' equity:
          Preferred stock, par value $.01 per share - 1,000,000 shares authorized,
               no shares issued                                                                     -              -
          Common stock, par value $.01 per share - 100,000,000 shares authorized,
               30,778,928 and 30,660,472 shares issued, respectively                              308            307
          Paid-in capital                                                                     178,979        165,681
          Common stock issuable, 22,679 shares at July 31, 1999                                   253              -
          Retained earnings                                                                   128,246         88,605
          Treasury stock, at cost, 2,623,452 and 200,000 shares, respectively                 (49,262)        (4,291)
          Accumulated other comprehensive income (deficit)                                     (6,422)        (5,404)
                                                                                          -----------    -----------
               Total stockholders' equity                                                     252,102        244,898
                                                                                          -----------    -----------
               Total liabilities and stockholders' equity                                 $   595,100    $   505,427
                                                                                          ===========    ===========

          The accompanying notes are an integral part of these consolidated financial statements.

          Consolidated Statements of Cash Flows

          Year ended July 31,                                                                   1999          1998          1997
          ---------------------------------------------------------------------             --------         --------      --------
          (Dollars in thousands)

          Cash Flow from Operating Activities:
          Net income                                                                        $ 39,641      $  40,481       $ 36,035

          Adjustments for Non-Cash Items to Reconcile Net Income
          to Cash Provided by Operating Activities:
               Depreciation                                                                   14,823         11,079          8,034
               Amortization                                                                    4,007          2,966          2,041
               Costs to discontinue DynaTraX(TM) and other restructuring                           -          6,093              -
               Deferred income taxes                                                             827          1,830          3,107

          Changes in Assets and Liabilities Net of Effects of Businesses Acquired:
               Accounts receivable                                                            (7,644)       (12,627)        (3,972)
               Inventories                                                                    (1,511)       (12,262)       (12,679)
               Prepaid expenses and other                                                      2,131         (2,141)          (996)
               Accounts payable                                                               (9,914)         5,181            316
               Accrued payroll and related benefits                                            1,547           (486)          (674)
               Accrued taxes                                                                   6,148            983         (1,918)
               Other accrued liabilities                                                       2,277          1,406          1,348
               Other non-current assets and liabilities                                        2,452          1,117            263
                                                                                            --------       --------       --------
                    Net cash provided by operating activities                                 54,784         43,620         30,905
                                                                                            --------       --------       --------
          Cash Flow from Investing Activities:
               Purchases of property, plant and equipment                                    (25,262)       (49,248)       (26,704)
               Acquisition of businesses, including transaction costs,
                 net of cash acquired                                                        (49,091)       (19,092)       (72,445)
                                                                                            --------       --------       --------
                    Net cash used in investing activities                                    (74,353)       (68,340)       (99,149)
                                                                                            --------       --------       --------
          Cash Flow from Financing Activities:
               Net change in demand and revolving note borrowings                             54,323         27,314         87,490
               Funds provided by term debt                                                    12,506          1,316          7,242
               Funds used to reduce term debt                                                (15,152)       (4,519)        (39,166)
               Common shares issued or issuable                                                  283            24           1,006
               Net proceeds from exercise of stock options and related tax benefits           12,954         6,966           4,762
               Repurchase of common stock                                                    (44,971)       (4,291)              -
                                                                                            --------       --------       --------
                    Net cash provided by financing activities                                 19,943        26,810          61,334
                                                                                            --------       --------       --------
          Effect of currency translation on cash                                                 (93)           36            (170)
                                                                                            --------       --------       --------
          Net increase (decrease) in cash                                                        281         2,126          (7,080)
          Cash, beginning of year                                                             11,143         9,017          16,097
                                                                                            --------      --------        --------
          Cash, end of year                                                                 $ 11,424      $ 11,143        $  9,017
                                                                                            ========      ========        ========

          The accompanying notes are an integral part of these consolidated financial statements.

          Consolidated Statements of Stockholders' Equity


          For the Years ended July 31, 1999, 1998 and 1997
          -------------------------------------------------------------------------------------------------------------------------
          (Dollars in thousands)
                                                   Common Stock
                                              ------------------------                           Common
                                                                   Par          Paid-in           Stock       Retained    Treasury
                                                  Shares         Value          Capital        Issuable       Earnings       Stock
          -------------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1996              18,054,498      $    181         $152,864        $      -      $  12,184    $      -
               Net income                              -             -                -               -         36,035           -
               Currency translation
                    adjustments                        -             -                -               -              -           -
                    Comprehensive income
               Exercise of options
                    and related tax benefits     649,637             6            4,762               -              -           -
               Stock grants                        1,512             -               45               -              -           -
               Deferred compensation                   -             -                -               -              -           -
               Stock issuance                     50,218             1              999               -              -           -
                                              -------------------------------------------------------------------------------------
          Balance, July 31, 1997              18,755,865           188          158,670               -         48,219           -
               Net income                              -             -                -               -         40,481           -
               Currency translation
                    adjustments                        -             -                -               -              -           -
               Minimum pension liability               -             -                -               -              -           -
                    Comprehensive income
               Exercise of options
                    and related tax benefits   2,525,296            24            6,966               -              -           -
               Stock grants                        1,980             -               45               -              -           -
               Deferred compensation                   -             -                -               -              -           -
               Stock split                     9,377,331            95                -               -            (95)          -
               Purchase of 200,000
                    shares treasury stock              -             -                -               -              -      (4,291)
                                              -------------------------------------------------------------------------------------
          Balance, July 31, 1998              30,660,472           307          165,681               -         88,605      (4,291)
               Net income                              -             -                -               -         39,641           -
               Currency translation
                    adjustments                        -             -                -               -              -           -
               Minimum pension liability               -             -                -               -              -           -
                    Comprehensive income
               Exercise of options
                    and related tax benefits      91,550             1           12,953               -              -           -
               Stock grants                        1,428             -               30               -              -           -
               Stock issuance                     25,478             -              315               -              -           -
               Purchase of 2,423,452
                    shares treasury stock              -             -                -               -              -     (44,971)
               Employee stock purchase
                    plan, 22,679 shares
                    issuable                           -             -                -             253              -           -
                                              -------------------------------------------------------------------------------------
          Balance, July 31, 1999              30,778,928      $    308         $178,979        $    253      $ 128,246    $(49,262)
                                              =====================================================================================

          For the Years ended July 31, 1999, 1998 and 1997
          ----------------------------------------------------------------------------------------
          (Dollars in thousands)
                                                                      Accumulated
                                                                            Other            Total
                                                  Deferred          Comprehensive    Stockholders'
                                              Compensation       Income/(Deficit)           Equity
          ----------------------------------------------------------------------------------------
          Balance, July 31, 1996                   $  (208)              $    436     $    165,457
               Net income                                -                      -           36,035
               Currency translation
                    adjustments                          -                 (2,301)          (2,301)
                                                                                      ------------
                    Comprehensive income                                                    33,734
               Exercise of options
                    and related tax benefits             -                      -            4,768
               Stock grants                              -                      -               45
               Deferred compensation                   121                      -              121
               Stock issuance                            -                      -            1,000
                                              ----------------------------------------------------
          Balance, July 31, 1997                       (87)                (1,865)         205,125
               Net income                                -                      -           40,481
               Currency translation
                    adjustments                          -                 (3,529)          (3,529)
               Minimum pension liability                 -                    (10)             (10)
                                                                                      ------------
                    Comprehensive income                                                    36,942
               Exercise of options
                    and related tax benefits             -                      -            6,990
               Stock grants                              -                      -               45
               Deferred compensation                    87                      -               87
               Stock split                               -                      -                -
               Purchase of 200,000
                    shares treasury stock                -                      -           (4,291)
                                              ----------------------------------------------------
          Balance, July 31, 1998                         -                 (5,404)         244,898
               Net income                                -                      -           39,641
               Currency translation
                    adjustments                          -                 (1,028)          (1,028)
               Minimum pension liability                 -                     10               10
                                                                                      ------------
                    Comprehensive income                                                    38,623
               Exercise of options
                    and related tax benefits             -                      -           12,954
               Stock grants                              -                      -               30
               Stock issuance                            -                      -              315
               Purchase of 2,423,452
                    shares treasury stock                -                      -          (44,971)
               Employee stock purchase
                    plan, 22,679 shares
                    issuable                             -                      -              253
                                              ----------------------------------------------------
          Balance, July 31, 1999              $          -               $ (6,422)    $    252,102
                                              ====================================================

          The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

          Note 1. Operations

          Cable Design Technologies Corporation is a leading designer and manufacturer of technologically advanced electronic data transmission cable for network, communication, specialty electronic, and automation and process control applications, including gigabit end-to-end network structured wiring solutions, fiber optic connective solutions and other components required to build high performance data and telecommunication infrastructures.

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

          Property, Plant and Equipment

          Property, plant and equipment are carried on the cost basis. Provisions for depreciation and amortization are computed using the straight-line method based upon the estimated useful lives of the assets. Maintenance and repair costs are charged to operations as incurred. Major replacements or betterments are capitalized. Cost and accumulated depreciation of property sold or retired are removed from the accounts and any resulting gain or loss is recognized in the current period statement of income.

          Goodwill

          Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired in connection with various business acquisitions and combinations. Goodwill is being amortized using the straight-line method over periods of between 20 to 40 years. Accumulated amortization of goodwill was $8.2 million and $5.9 million at July 31, 1999 and 1998, respectively.

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

Notes to Consolidated Financial Statements

          Translation of Foreign Currency Financial Statements/Comprehensive Income

          The financial statements of foreign subsidiaries are translated using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for income and expense accounts. Unrealized gains or losses arising from the translation are charged or credited directly to accumulated other comprehensive income/(deficit), a component of stockholders' equity. Gains and losses on foreign currency transactions are included in income as they occur.

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

          Reclassifications

          Certain reclassifications have been made to the prior year statements to conform with the current year presentation.

          Statements of Cash Flows

          Supplemental disclosure of cash flow information:


          Year ended July 31,                                      1999           1998           1997
          -------------------------------------------            -------        --------       --------
          (Dollars in thousands)
          Cash paid during the year for:
              Interest, net                                       $12,014        $ 8,165       $ 5,308
              Income taxes                                        $10,055        $19,707       $16,649

          Impact of Newly Issued Accounting Standards

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130 established standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is defined as all changes in stockholders' equity except those resulting from investments by or distributions to stockholders. Comprehensive income is displayed in the accompanying consolidated statements of stockholders' equity. SFAS No. 131 established standards for reporting information about operating segments. This standard expanded and modified disclosure requirements and had no impact on the reported results of operations or financial position of the Company (see Note 14).

          The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as either assets or liabilities, measured at fair value, in the balance sheet. This statement has been amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133". SFAS No. 137 is effective for the Company's fiscal year beginning August 1, 2000, and the Company does not believe that adoption will have a material effect on its financial position or results of operations.

Notes to Consolidated Financial Statements

          Note 3. Stockholders' Equity

          The Company effected a 3-for-2 stock split in the form of a common stock dividend on January 8, 1998. Prior period common share information other than amounts displayed on the consolidated statements of stockholders' equity have been adjusted to reflect the effect of the split.

          On May 7, 1997, the Board of Directors approved a program under which up to $30 million of the Company's common stock may be repurchased on the open market or in privately negotiated transactions. The Company repurchased 827,400 and 200,000 common shares during fiscal 1999 and 1998, respectively, under this program. Additionally, on December 1, 1998, the Board of Directors approved the purchase of up to 1.9 million shares of the Company's common stock held by certain key employees. The stock was acquired by the employees more than six months previously upon the exercise of certain incentive stock options granted primarily in 1988 and 1989 and expiring in 1998 and 1999. During fiscal 1999 the Company repurchased 1,596,052 common shares from such employees (see Note 19).

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

          Note 4. Inventories

          Inventories of the Company consist of the following:

          July 31,                                               1999           1998
          ------------------------------------------        ---------        -------
          (Dollars in thousands)
          Raw materials                                      $ 36,851       $ 40,089
          Work-in-process                                      32,297         27,485
          Finished goods                                       72,614         62,733
                                                            ---------      ---------
                                                            $ 141,762      $ 130,307
                                                            =========      =========

Notes to Consolidated Financial Statements

          Note 5. Property, Plant and Equipment
          Property, plant and equipment of the Company consist of the following:

          July 31,                                                 1999           1998
          -----------------------------------------           ---------      ---------
          (Dollars in thousands)
          Asset (asset lives):
               Land                                            $ 10,812       $  8,945
               Buildings and improvements (10 - 40 years)        64,412         49,567
               Machinery and equipment (3 - 15 years)           168,563        134,404
               Furniture and fixtures (5 - 10 years)             11,866          8,481
                                                              ---------      ---------
                    Total                                       255,653        201,397
          Less: accumulated depreciation                        (54,067)       (40,506)
                                                              ---------      ---------
                                                               $201,586       $160,891
                                                              =========      =========

          Note 6. Intangible Assets

          Intangible assets consist of patents, trademarks, loan origination fees and non-compete agreements. Patents, trademarks and non-compete agreements are being amortized over periods ranging from five to ten years. Loan origination fees are amortized over the term of the related loan. Accumulated amortization for intangible assets was $4.2 million and $2.6 million at July 31, 1999 and 1998, respectively.

          Note 7. Financing Arrangements

          Notes payable to banks consist of an unsecured, 364 day revolving credit agreement (the "Revolving Facility"), and borrowings by certain of the Company's foreign subsidiaries under credit agreements entered into on September 18, 1995 (the "European Credit Agreement") and on March 14, 1997 (the "Australian Facility") (collectively, "the Foreign Facilities") to support the financing needs of its subsidiaries located in the United Kingdom, Sweden and Australia.

          The Revolving Facility provides for maximum borrowings of $35 million. Outstanding borrowings bear floating interest rates of either the London Inter-Bank Offered Rate ("LIBOR") plus the applicable margin or the base rate, as defined, at the Company's election. The applicable margin over LIBOR ranges from .525% to 1.05% and is determined based on the attainment of specified leverage ratios. A facility fee of between .10% and .20%, based on the attainment of specified leverage ratios, is payable quarterly on the maximum facility amount. The Revolving Facility contains customary financial and non-financial covenants, except as limited by the terms of the Company's primary credit agreement. Outstanding and maximum borrowings under the Revolving Facility were $23.0 million and $28.5 million as of and for the year ended July 31, 1999, respectively. Weighted average outstanding borrowings were $24.6 million and the effective interest rate was 5.9% for the year ended July 31, 1999.

          The European Credit Agreement is comprised of a sterling overdraft and multi-currency demand facility in an aggregate amount of approximately $12.2 million. Terms of the facility permit borrowings based on a percentage of certain accounts receivable and inventory at applicable margins over LIBOR. The Australian Facility is a revolving demand facility with maximum availability of approximately $0.7 million. The Foreign Facilities are guaranteed by the Company. The Company had outstanding borrowings of $10.1 million and $10.2 million and maximum borrowings of $11.3 and $10.2 million under the Foreign Facilities as of and for the years ended July 31, 1999 and 1998, respectively. Weighted average outstanding borrowings were $10.5 million and $9.2 million and the effective interest rates were 7.07% and 7.70% for the years ended July 31, 1999 and 1998, respectively.

Notes to Consolidated Financial Statements

              Long-term debt consists of the following:

              July 31,                                                                            1999            1998
              ------------------------------------------------------------------------------------------     -----------
              (Dollars in thousands)
              U.S. revolver, due April 10, 2002, bears interest at LIBOR plus 0.625%,
                   or approximately 5.8% at July 31, 1999                                     $   66,500       $  66,000
              Deutschmark sub-facility, due April 10, 2002, bears interest at LIBOR
                   plus 0.625%, or approximately 3.2% at July 31, 1999                            23,306               -
              Canadian revolver, due April 10, 2002, bears interest at LIBOR
                   plus 0.625%, or approximately 5.3% at July 31, 1999                            73,628          66,330
              Other indebtedness
                                                                                                  22,124          13,315
                                                                                              ----------       ---------
                   Total                                                                         185,558         145,645
              Less: current portion                                                               13,831           9,593
                                                                                              ----------       ---------
                                                                                               $ 171,727       $ 136,052
                                                                                              ==========       =========

              The Company's primary credit agreement (the "Credit Agreement") was amended on August 3, 1998. The Credit Agreement, as amended, is comprised of a $121.3 million U.S. revolving facility, including a $50.0 million Deutschmark sub-facility (the "U.S. Revolver"), and a CDN $115.0 million revolver (the "Canadian Revolver"). The Credit Agreement includes a provision whereby the applicable margins over the prime rate or LIBOR are based on the attainment of certain performance factors. A commitment fee of 0.15% to 0.375% is applied to the unused portion of each revolver. The terms of the Credit Agreement contain various customary financial and non-financial covenants including the maintenance of minimum consolidated net worth and restrictions on payment of dividends. The Company is in compliance with all applicable covenants.

              On July 31, 1999 the Company had approximately $33.4 million of availability under the Credit Agreement, $12.0 million of availability under the Revolving Facility, and $2.1 million of availability under its Foreign Facilities.

              The scheduled aggregate annual principal payments of long-term debt as of July 31, 1999, are as follows:

              Year ended:                                    Long-term Debt
              -------------------------------------------------------------
              (Dollars in thousands)
              2000                                            $   13,831
              2001                                                 3,180
              2002                                               164,656
              2003                                                   729
              2004                                                   510
              Thereafter                                           2,652
                                                              ----------
                                                              $  185,558
                                                              ==========

Notes to Consolidated Financial Statements

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

              The following sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets:

                                                                           U.S. Plan               Canadian Plans
              ----------------------------------------------------------------------------    ----------------------
              Year ended July 31,                                      1999         1998        1999           1998
              --------------------------------------------------------------     ---------    ---------    ---------
              (Dollars in thousands)
              Benefit obligation at beginning of year              $  1,984      $  1,913     $  5,954     $  3,647
                Service cost                                             47            28        2,131        1,817
                Interest cost                                           130           133          507          421
                Loss (gain)                                               -             -            -         (182)
                Change in actuarial assumptions                         (60)           29         (845)         882
                Benefits paid                                          (122)         (119)         (94)        (150)
                Effect of currency translation                            -             -           26         (481)
                                                                   ---------     ---------    ---------    ---------
              Benefit obligation at end of year                    $  1,979      $  1,984     $  7,679     $  5,954
                                                                   =========     =========    =========    =========
              Fair value of plan assets at beginning of year       $  2,496      $  2,395     $  3,186     $  1,944
                Company contributions                                     -             -        1,342        1,335
                Actual return on plan assets                            215           220          196          314
                Benefits paid                                          (122)         (119)         (61)        (150)
                Effect of currency translation                            -             -           15         (257)
                                                                   ---------     ---------    ---------    ---------
             Fair value of plan assets at end of year              $  2,589      $  2,496     $  4,678     $  3,186
                                                                   =========     =========    =========    =========
              Funded status                                        $    610      $    512     $ (3,001)    $ (2,768)
                Unrecognized net actuarial gain (loss)                  (56)          (31)         (37)         792
                Unrecognized prior service cost                          50            60            -            -
                                                                   ---------     ---------    ---------    ---------
              Net prepaid benefit (accrued liability)              $    604      $    541     $ (3,038)    $ (1,976)
                                                                   =========     =========    =========    =========

              Amounts recognized in the consolidated balance sheets consist of:

              Prepaid benefit cost                                 $    604      $    541     $      -     $      -
              Accrued benefit liability                                   -             -       (3,038)      (1,976)
              Additional minimum liability                                -             -            -          (10)
              Adjustment to retained earnings                             -             -            -           10
                                                                   ---------     ---------    ---------    ---------
              Net prepaid benefit (accrued liability)              $    604      $    541     $ (3,038)    $ (1,976)
                                                                   =========     =========    =========    =========

Notes to Consolidated Financial Statements

          Assets of the U.S. and Canadian plans are invested primarily in equity and fixed income securities.

          The weighted-average assumptions as of the end of the periods were as follows:

                                                           U.S. plan                  Canadian Plans
          -----------------------------------------------------------------------------------------------
          Year ended July 31,                      1999       1998      1997     1999      1998      1997
          ---------------------------------------------      -----     -----    -----     -----     -----
          Weighted average discount rate           7.00%     7.00%     7.50%     6.75%     6.30%     8.00%
          Weighted average expected
               long term rate of return            8.50%     9.50%     9.50%     8.00%     8.00%     8.00%

          The components of pension expense for fiscal 1999, 1998 and 1997 were as follows:

                                                           U.S. plan                  Canadian Plans
          -----------------------------------------------------------------------------------------------
          Year ended July 31,                      1999       1998      1997     1999      1998      1997
          ---------------------------------------------    -------   -------  -------   -------   -------
          (Dollars in thousands)
          Service cost                          $    47    $    28   $    26  $ 2,131   $ 1,817   $ 1,690
          Interest cost                             130        133       135      507       421       265
          Expected return on plan assets           (231)      (220)     (460)    (307)     (198)      (97)
          One time adjustment                         -          -         -        -      (174)        -
          Net amortization                           (9)       (12)      268       97         9         -
                                                -------    -------   -------  -------   -------   -------
          Net periodic benefit expense (credit) $   (63)   $   (71)  $   (31) $ 2,428   $ 1,875   $ 1,858
                                                =======    =======   =======  =======   =======   =======

          The Company also maintains defined contribution profit-sharing plans for eligible employees. Certain contributions are made under the matching provision of 401(k) plans, while the remainder are made at the discretion of the Company's Board of Directors. Expenses incurred by the Company in connection with these profit-sharing plans were $3.8 million, $4.3 million and $3.2 million for the years ended July 31, 1999, 1998, and 1997 respectively.

          Note 9. Postretirement Benefits Other than Pensions

          Certain of the Company's operations are covered by postretirement health and life insurance benefits under unfunded plans.

          The components that comprise the changes in the benefit obligation were as follows:

          Year ended July 31,                                                              1999      1998
          -------------------------------------------------------------------------------------   -------
          (Dollars in thousands)
          Benefit obligation at beginning of year                                       $ 4,291   $ 4,110
               Service cost                                                                 270       218
               Interest cost                                                                362       335
               Actuarial loss                                                             1,125        23
               Benefits paid                                                                (16)        -
               Effect of currency translation                                                21      (395)
                                                                                        -------   -------
          Benefit obligation at end of year                                             $ 6,053   $ 4,291
                                                                                        =======   =======

          Amounts recognized in the consolidated balance sheets consist of:

          July 31,                                                                         1999      1998
          -------------------------------------------------------------------------------------   -------
          (Dollars in thousands)
          Funded status                                                                 $(6,053)  $(4,291)
          Unrecognized net loss                                                           1,320       234
                                                                                        -------   -------
          Accrued postretirement benefit liability                                      $(4,733)  $(4,057)
                                                                                        =======   =======

Notes to Consolidated Financial Statements

          The components of postretirement expense for fiscal 1999, 1998 and 1997 were as follows:

          July 31,                                                              1999       1998       1997
          --------------------------------------------------------------------------   --------    -------
          (Dollars in thousands)
          Service cost                                                      $    270   $    218    $   202
          Interest cost                                                          362        335        293
          Net amortization                                                        43         22          -
                                                                            --------   --------    -------
          Net postretirement benefit expense                                $    675   $    575    $   495
                                                                            ========   ========    =======

          Future benefits were estimated assuming medical costs would increase at approximately a 6.50% annual rate for 1998 and 10.00% for 1999, decreasing gradually to 4.00% in year 2005 and thereafter, and dental costs would increase at approximately a 4.25% annual rate for 1998 and 4.00% for 1999 and thereafter.

          Assuming a 1% increase in this annual trend, the accumulated postretirement benefit obligation would have increased by $732,000 and $369,000 at July 31, 1999 and 1998, respectively and the postretirement benefit expense would have increased by approximately $96,000, $51,000 and $58,000 for fiscal 1999, 1998, and 1997 respectively. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 6.75% and 6.30% for the years ended July 31, 1999 and 1998, respectively.

          Note 10. Stock Benefit Plans
          During fiscal 1999 the Company established the CDT Employee Stock Purchase Plan (the "ESPP") which provides eligible employees the right to purchase common stock of the Company on a quarterly basis at the lower of 85% of the common stock's fair market value on the first business day of a fiscal quarter or on the last business day of a fiscal quarter. There are 500,000 shares of common stock reserved for issuance under the ESPP, and 22,679 shares of common stock were issuable to employees under the ESPP at July 31, 1999.

          In December 1995, the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides that shares of common stock having a fair market value of $15,000 be granted annually to each non-employee director each August 1. Shares granted under the Non-Employee Plan were 1,428 in fiscal 1999, 1,980 in fiscal 1998 and 2,268 in fiscal 1997.

          The Company maintains a Stock Purchase and Option Plan (the "Former Plan") which was terminated as to future grants effective upon completion of the Company's initial public offering on November 24, 1993 (the "Initial Public Offering"). As of the grant termination date, 4,166,544 options had been granted under the Former Plan to directors, executives and other key employees of the Company. Options issued under the Former Plan expire on the earlier of ten years after the date of grant (July 1988 through September 1992) or ten days after termination of employment. Substantially all of the outstanding options became fully vested as of the date of the Initial Public Offering. Substantially all of the options granted under the Former Plan were exercised prior to July 31, 1998.

          A Long Term Performance Incentive Plan (the "Stock Option Plan") was adopted in September 1993 and provides for the granting to employees and other key individuals stock options, stock appreciation rights, restricted stock, performance units and other types of incentive awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 655,083 shares of common stock were reserved for issuance pursuant to the Stock Option Plan, and 36,958 remained available for issuance as of July 31, 1999.

Notes to Consolidated Financial Statements

          A Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 1,800,000 shares of common stock, of which 1,125,000 shares are to be reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. As of July 31, 1999, 283,375 shares of common stock remain available for grant under the Supplemental Plan, including 75,875 available for issuance to employees of acquired companies.

          A Long Term Performance Incentive Plan (the "1999 Plan") was adopted in April 1999 and amended on June 11, 1999. The 1999 Plan authorizes the grant of various types of incentive awards with respect to 1,507,000 shares of the Company's common stock. As of July 31, 1999, 101,900 shares remain available for issuance under the 1999 Plan.

          The terms of stock options issued under the Former Plan, Stock Option Plan, Supplemental Plan and 1999 Plan (collectively "the Option Plans") include vesting over periods ranging from three to five years and an exercise price no less than the fair market value of the stock at the date of grant.

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

          Certain information regarding stock option transactions is summarized below:


          Year ended July 31,                          1999                            1998                          1997
          ---------------------------------------------------------     ---------------------------       -------------------------
                                                             Wtd.                            Wtd.                           Wtd.
                                              Shares     Avg. Ex.              Shares    Avg. Ex.             Shares    Avg. Ex.
                                                           Price                           Price                          Price
          ---------------------------------------------------------     ---------------------------        ------------------------
          Outstanding, beginning of year     1,963,064   $ 13.74             4,393,035   $  6.03            4,917,491    $ 5.67
          Granted/reissued                   1,845,600     17.74                99,000     26.17            1,237,500     16.27
          Exercised                            (91,550)     2.31            (2,525,296)     0.81             (974,456)     0.93
          Forfeited/canceled                   (81,069)    12.08                (3,675)    18.42             (787,500)    26.17
                                            --------------------            --------------------           --------------------
          Outstanding, end of year           3,636,045   $ 16.09             1,963,064   $ 13.74            4,393,035    $ 6.03
          Exercisable at end of year           788,100   $ 11.89               514,002   $  6.84            2,831,859    $ 0.96
                                            --------------------            --------------------           --------------------
          Weighted average fair value of
            options granted                 $     5.55                     $     13.50                     $     9.27


          Information regarding stock options outstanding as of July 31, 1999 is summarized below:


                                                               Options Outstanding                          Options Exercisable
          ---------------------------------------------------------------------------------        ---------------------------------
                                                                 Weighted-        Weighted-                               Weighted-
                                                                  Average          Average                                 Average
                                                                Remaining         Exercise                                Exercise
          Range of Exercise Prices             Options   Contractual Life            Price           Options                 Price
          ---------------------------------------------------------------------------------        ---------------------------------
          $ 0.89 - $6.22                       319,095       3.2 years            $   3.48           280,846              $   3.10
          $ 12.50 - $26.17                   3,316,950       8.8 years            $  17.31           507,254              $  16.75


Notes to Consolidated Financial Statements

          The Company accounts for the Option Plans and the ESPP in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which no compensation cost has been recognized. The supplemental information presented below discloses pro forma net income and net income per common share as if the Company had determined the cost of its stock benefit plans in accordance with the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation".


          Year ended July 31,                                   1999               1998              1997
          -------------------------------------------------------------       ------------      ------------
          (Dollars in thousands, except per share data)
          Net income:                  As reported             $39,641           $40,481           $36,035
                                       Pro forma               $37,649           $38,550           $34,557

          Basic earnings per share:    As reported             $  1.38           $  1.40           $  1.31
                                       Pro forma               $  1.31           $  1.33           $  1.25

          Diluted earnings per share:  As reported             $  1.36           $  1.29           $  1.17
                                       Pro forma               $  1.30           $  1.23           $  1.12

          The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 1999, 1998, and 1997, respectively: risk-free interest rates of 5.87%, 5.93% and 6.53%; expected volatility of 58.5%, 53.0% and 58.5%; expected life of 5 years for all options; and an expected dividend yield of zero for all options. The Black-Scholes option valuation model requires the use of highly subjective assumptions, and was developed for use in valuing stock options with significantly different characteristics from those issued under the Option Plans. Therefore, management does not believe that the model necessarily provides a reliable estimate of the fair value of its employee stock options. Additionally, the SFAS No. 123 method of accounting is effective for options granted after August 1, 1995, and the above pro forma net income does not reflect any compensation cost that may have resulted if SFAS No. 123 had been applied to options granted prior to August 1, 1995. Incentive stock awards are granted at the discretion of the Company's Board of Directors, therefore, the type and number of awards previously issued may not be indicative of those to be granted in future periods.

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

          Income before income taxes, as shown in the accompanying consolidated statements of income, includes the following components:


          Year ended July 31,                                    1999                1998               1997
          --------------------------------------------------------------       -------------      -------------
          (Dollars in thousands)
          Domestic                                              $35,133          $  49,084          $ 35,031
          Foreign                                                31,231             16,732            22,291
                                                               ---------       -------------      -------------
          Income before income taxes                            $66,364          $  65,816          $ 57,322
                                                               =========       =============      =============

Notes to Consolidated Financial Statements

          Taxes on income, as shown in the accompanying consolidated statements of income, include the following components:

          Year ended July 31,                                                   1999           1998           1997
          --------------------------------------------------------------------------      ---------      ---------
          (Dollars in thousands)
          Current provision:
               Federal                                                     $  13,893      $  16,080      $  11,980
               State                                                           2,381          3,533          2,652
               Foreign                                                         9,622          3,892          3,548
                                                                           ---------      ---------      ---------
               Total current provision                                        25,896         23,505         18,180
          Deferred provision (benefit):
               Domestic                                                       (1,353)           153           (284)
               Foreign                                                         2,180          1,677          3,391
                                                                           ---------      ---------      ---------
               Total deferred provision                                          827          1,830          3,107
                                                                           ---------      ---------      ---------
          Income tax provision                                             $  26,723      $  25,335      $  21,287
                                                                           =========      =========      =========

          The effective rate differs from the statutory rate for the following reasons:

          Year ended July 31,                                                   1999           1998           1997
          --------------------------------------------------------------------------      ---------      ---------
          (Dollars in thousands)
          Tax provision based on the U.S. federal statutory tax rate       $  23,227      $  23,035      $  20,063
          State income taxes, net of federal income tax benefit                1,548          2,296          1,724
          Research and development tax credit (Canada)                          (302)          (877)          (870)
          Foreign tax rates different from U.S. federal statutory rate         1,127            586            (67)
          Permanent items                                                        985            274            405
          All other, net                                                         138             21             32
                                                                           ---------      ---------      ---------
          Income tax provision                                             $  26,723      $  25,335      $  21,287
                                                                           =========      =========      =========

          The components of the deferred tax assets and liabilities recorded in the accompanying consolidated balance sheets at July 31, 1999 and 1998, which include net deferred tax liabilities recorded in connection with acquisitions and reflect reclassifications as a result of finalization of purchase accounting under APB 16, were as follows:

          July 31,                                                                             1999           1998
          -----------------------------------------------------------------------------------------      ---------
          (Dollars in thousands)
          Deferred Tax Assets:
               Accruals                                                                   $   4,193      $   1,944
               Postretirement and pension accruals                                            2,246          1,751
               Asset valuations                                                               4,979          5,204
               Uniform cost capitalization                                                    1,167          1,117
               Other                                                                          2,351            902
                                                                                          ---------      ---------
               Total deferred tax assets                                                     14,936         10,918
                                                                                          ---------      ---------
          Deferred Tax Liabilities:
               Excess of book basis over tax basis of fixed assets                          (22,042)       (16,648)
               Other                                                                           (360)          (775)
                                                                                          ---------      ---------
               Total deferred tax liabilities                                               (22,402)       (17,423)
                                                                                          ---------      ---------
          Net deferred taxes before valuation allowance                                      (7,466)        (6,505)
          Valuation allowance (foreign NOL)                                                    (217)          (163)
                                                                                          ---------      ---------
          Net deferred tax liability                                                      $  (7,683)     $  (6,668)
                                                                                          =========      =========
          Reconciliation to the consolidated balance sheets -
               Current deferred tax asset, net                                            $  10,926      $   7,714
               Non-current deferred tax liability, net                                      (18,609)       (14,382)
                                                                                          ---------      ---------
          Net deferred tax liability                                                      $  (7,683)     $  (6,668)
                                                                                          =========      =========

Notes to Consolidated Financial Statements

          Note 12. Net Income Per Share of Common Stock

          Basic net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share of common stock is computed based on the weighted average common shares outstanding plus incremental common stock equivalent shares (shares issuable upon exercise of options). Incremental common stock equivalent shares are calculated for each measurement period based on the treasury stock method. The repurchases are assumed to be made at the average fair market value price per share of the Company's common stock during the measurement period.

          The following table sets forth the computation of basic and diluted earnings per share:

          July 31,                                                              1999           1998           1997
          --------------------------------------------------------------------------    -----------    -----------
          (Dollars in thousands, except per share data)
          Numerator:

          Net income                                                     $    39,641    $    40,481    $    36,035
          Denominator:
          Denominator for basic earnings per share                        28,783,869     29,000,494     27,597,653
          Shares issuable from assumed conversion
               of dilutive stock options                                     344,675      2,320,982      3,290,130
                                                                         -----------    -----------    -----------
          Denominator for diluted earnings per share                      29,128,544     31,321,476     30,887,783
          Basic earnings per common share                                $      1.38    $      1.40    $      1.31
          Diluted earnings per common share                              $      1.36    $      1.29    $      1.17

          Options to purchase 1,895,975 and 99,000 shares of common stock were outstanding during fiscal 1999 and 1998, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods.

          Note 13. Acquisitions

          On August 3, 1998, the Company acquired an 80% interest in HEW-Kabel Heinz Eilentropp GmbH & Co. KG, and related entities, ("HEW-Kabel/CDT") located in Wipperfurth, Germany. On April 7, 1997, the Company purchased the operating assets of Dearborn Wire and Cable L.P. and Subsidiaries ("Dearborn/CDT"). The acquisitions were accounted for using the purchase method under APB Opinion No. 16 and the assets and liabilities assumed were as follows:

                                                                                      HEW-Kabel/CDT   Dearborn/CDT
          -----------------------------------------------------------------------------------------   ------------
          (Dollars in thousands)
          Assets acquired, net of cash                                                $      68,305   $     87,932
          Liabilities assumed                                                               (23,986)       (13,837)
          Notes issued                                                                      (10,148)        (6,595)
                                                                                      -------------   ------------
          Net cash paid                                                               $      34,171   $     67,500
                                                                                      =============   ============

          On March 12, 1999, the Company acquired the outstanding stock of The Tennecast Company ("Tennecast/CDT") of Barberton, Ohio, a manufacturer of precision aluminum tire castings and computer designed and machined mold models utilized for tire castings.

          On September 25, 1998, the Company acquired the assets of Network Essentials, Inc., ("Red Hawk/CDT") based in Milpitas, California, a provider of fiber optic products for voice, video and data networks.

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

Notes to Consolidated Financial Statements

          The acquisitions of HEW-Kabel/CDT, Tennecast/CDT, Red Hawk/CDT, Barcel/CDT, and Orebro/CDT were accounted for under the purchase method of accounting. Under the purchase method, the Company allocates the purchase price based on the estimated fair market value of the assets and liabilities acquired.

          The pro forma results of operations presented below assumes the acquisition of Dearborn/CDT had occurred as of the beginning of fiscal 1997. The pro forma results of operations does not give effect to the acquisitions of HEW-Kabel/CDT, Tennecast/CDT, Red Hawk/CDT, Barcel/CDT, and Orebro/CDT as their results of operations are not material to the Company's consolidated results of operations.

                                                          (Pro Forma, Unaudited)
          Year ended July 31,                                              1997
          ----------------------------------------------------------------------
          (Dollars in thousands, except per share data)
          Net sales                                                $    577,531
          Income before extraordinary items                              38,336
          Net income                                                     38,336
          Net income per common share (diluted)                    $       1.24

          The pro forma financial information presented above does not purport to present what the Company's results of operations would actually have been if the acquisition of Dearborn/CDT had occurred as of the beginning of fiscal 1997 or to project the Company's results of operations for any future period.

          Note 14. Industry and Geographic Segment Information

          The Company's operations are organized into two business segments: the Network Communication segment and the Specialty Electronic segment. The Network Communication segment encompasses connectivity products for the electronic transmission of data, voice, and multimedia over local and wide area networks and local loop communication infrastructures. Products included in this segment are high performance cable and passive components, including connectors, wiring racks and panels, outlets and interconnecting hardware, for end-to-end network structured wiring systems, and communication cable products for outside communication and central office switchboard and equipment applications. The Specialty Electronic segment encompasses electronic data and signal transmission cables for automation and process control applications as well as specialized wire and cable products for niche markets, including computer interconnect, commercial aviation, automotive electronics, broadcast and wireless communication.

          The accounting policies of the reportable segments are the same as those described in "Significant Accounting Policies" (Note 2). The Company evaluates segment performance based on operating profit excluding nonrecurring charges, after allocation of Corporate expenses. Corporate assets, which primarily consist of cash, deferred income taxes and other deferred costs, are immaterial and are allocated to the operating segments.

Notes to Consolidated Financial Statements

          The Company has no inter-segment revenues. Summarized financial information for the Company's operating segments for the years ended July 31, is as follows:

                                                                  Network      Specialty
                                                            Communication     Electronic
                                                                  Segment        Segment          Total
          ---------------------------------------------------------------   ------------   ------------
          (Dollars in thousands)
          Sales:
            1999                                             $    373,013   $    310,986   $    683,999
            1998                                                  393,325        258,343        651,668
            1997                                                  347,498        169,498        516,996
          Depreciation and Amortization Expense:
            1999                                                   10,316          8,514         18,830
            1998                                                    8,735          5,310         14,045
            1997                                                    6,825          3,250         10,075
          Segment Operating Profit:
            1999                                                   42,084         43,386         85,470
            1998                                                   46,401         33,146         79,547
            1997                                                   36,778         25,824         62,602
          Total Assets:
            1999                                                  310,058        285,042        595,100
            1998                                                  290,173        215,254        505,427
            1997                                                  251,773        177,726        429,499
          Capital Expenditures:
            1999                                                   17,988          7,274         25,262
            1998                                                   37,766         11,482         49,248
            1997                                                   21,603          5,101         26,704

          The following summarizes external sales to customers and long-lived assets located in the Company's country of domicile and certain foreign countries:

          July 31,                                                   1999           1998           1997
          ---------------------------------------------------------------   ------------   ------------
          (Dollars in thousands)
          Sales:
               United States                                 $    410,744   $    426,337   $    295,499
               Canada                                             117,994        119,087        116,700
               Other                                              155,261        106,244        104,797
                                                             ------------   ------------   ------------
               Total                                         $    683,999   $    651,668   $    516,996
          Long-lived Assets:
               United States                                 $    75,304    $    71,519    $    61,301
               Canada                                             71,815         64,927         49,532
               Germany                                            30,677              -              -
               Other                                              26,326         26,178         18,054
                                                             ------------   ------------   ------------
               Total                                         $   204,122    $   162,624    $   128,887

Notes to Consolidated Financial Statements

          Note 15. Lease Commitments

          Rental expense under noncancelable leases was approximately $5.0 million, $5.4 million and $6.3 million for the years ended July 31, 1999, 1998 and 1997, respectively. Operating leases relate principally to manufacturing, warehouse and office space. Minimum annual rents payable under noncancelable leases in each of the next five years and thereafter are as follows:


          Year ended July 31,                                            total
          ----------------------------------------------------------------------
          (Dollars in thousands)
          2000                                                        $  4,609
          2001                                                           3,248
          2002                                                           1,973
          2003                                                           1,642
          2004                                                             966
          Thereafter                                                     1,124
                                                                      --------
                                                                      $ 13,562
                                                                      ========

          Note 16. Commitments and Contingencies

          Certain claims have been asserted against the Company in connection with patent and trademark matters. In management's opinion, any liability that might be incurred in connection with these claims would not have a material effect upon the Company's financial position, or results of operations or cash flows.

          As of July 31, 1999, the Company had outstanding letters of credit of $0.8 million under its workers' compensation policy. The Company also maintains a $1.2 million bond in connection with workers' compensation self-insurance in the state of Massachusetts.

          Note 17. Related Party Transactions

          The Company has an agreement to pay management fees of $12,500 per quarter to each of Golder Thoma Cressey Rauner, Inc. ("GTCR") and The Northern Group, Inc. ("Northern"). Principals of each of GTCR and Northern are directors of the Company. Selling, general and administrative expenses include $100,000 in 1999, 1998, and 1997 for fees paid under this agreement.

          In the normal course of business the Company enters into transactions for the purchase of materials, equipment and services with entities that are affiliated with or owned by an officer/stockholder. Such transactions totaled $1.2 million, $1.1 million and $1.6 million for the years ended July 31, 1999, 1998 and 1997, respectively.

          Note 18. Nature of Business and Disclosures about Fair Value of Financial Instruments

          Concentrations of credit risk with respect to trade receivables are limited due to the Company's wide variety of customers and the many markets into which the Company's products are sold, as well as the many different geographic areas in which such customers and markets are located. As a result, at July 31, 1999, the Company does not believe it has any significant concentrations of credit risk. A group of customers under common control accounted for 11% of sales for fiscal 1997.

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

Notes to Consolidated Financial Statements

          Note 19. Nonrecurring Income and Expense

          During fiscal 1999, the Company purchased 1,596,052 shares of common stock held by certain key employees. The stock was acquired by the employees more than six months previously upon the exercise of incentive stock options granted primarily in 1988 and 1989 and expiring in 1998 and 1999. In connection with the purchase of this stock, the Company incurred a $6.3 million nonrecurring charge in the second quarter of fiscal 1999 representing incentive payments which were made to partially compensate the employees for the difference between the income tax rates for ordinary income and for long term capital gains. As a result of this transaction, the Company received a cash benefit of approximately $12.8 million realized through the reduction of income taxes payable.

          In the fourth quarter of fiscal 1998, a nonrecurring charge of $6.1 million was incurred to provide for costs related to the discontinuance of the DynaTraX(TM) product line and other restructuring activities at NORDX/CDT. These costs primarily represented asset valuation provisions and employee separation costs. As of July 31, 1999, activities related to the discontinuance were substantially completed and management estimates of the remaining costs to be incurred were revised resulting in the recognition of $0.3 million of nonrecurring income during the fourth quarter of fiscal 1999. Additionally, during the third quarter of fiscal 1999, the Company realized a nonrecurring gain of $1.1 million on the sale of certain assets related to the DynaTraX(TM) product line.

          Note 20. Quarterly Financial Information (Unaudited)

          Quarterly financial data are summarized as follows:

          Fiscal Year 1999                                      First            Second          Third            Fourth
          --------------------------------------------------------------    ---------------   -------------    ---------------
          (Dollars in thousands, except per share data)
          Sales                                             $ 173,624        $  160,896        $ 165,611        $  183,868
          Gross profit                                         53,741            46,866           46,521            57,402
          Income from operations                               24,070            12,118/1/        18,677/1/         25,710/1/
          Net income                                           12,364             4,806/2/         8,883/2/         13,588/2/
          Per share information:
          Basic earnings per common share                   $    0.41        $     0.17        $    0.32        $     0.48
          Diluted earnings per common share                 $    0.41        $     0.16/2/     $    0.31/2/     $     0.48/2/

          1 Includes $6.3 million of nonrecurring expense, $1.1 million of nonrecurring income, and $0.3 million of nonrecurring income in the second, third and fourth quarters, respectively (see Note 19).

          2 Excluding nonrecurring items (see Note 19), net income was $9.0 million, or $0.31 per diluted share, $8.1 million, or $0.29 per diluted share and $13.4 million, or $0.47 per diluted share for the second, third and fourth quarters, respectively.

          Fiscal Year 1998                                     First            Second           Third             Fourth
          -------------------------------------------------------------     ---------------   -------------    ---------------
          Sales                                             $ 162,144        $  155,638        $ 167,647        $  166,239
          Gross profit                                         47,598            45,714           48,515            52,074
          Income from operations                               19,771            17,411           19,911            16,361/1/
          Net income                                           11,450             9,926           10,658             8,447/2/
          Per share information:
          Basic earnings per common share                   $    0.41        $     0.35        $    0.37        $     0.28
          Diluted earnings per common share                 $    0.37        $     0.32        $    0.34        $     0.27/2/


          1  Includes $6.1 million of nonrecurring charges (see Note 19).

          2 Excluding nonrecurring charges (see Note 19), net income was $12.4 million, or $0.40 per diluted share.

Selected Historical Consolidated Financial Data

                   For the year ended July 31,                   1999           1998           1997        1996           1995
                   --------------------------------------------------       --------       --------    --------       --------
                   (In thousands, except per share data)
                   Income Statement Data:
                   Sales                                     $683,999       $651,668       $516,996    $357,352       $188,941
                   Income from operations                      80,575/1/      73,454/1/      62,602      31,527/1/      29,613
                   Income before extraordinary items           80,575         40,481         36,035      15,881         14,713
                   Extraordinary loss on early
                        extinguishment of debt                      -              -              -        (596)             -
                   Net income                                 39,641/2/       40,481/2/      36,035      15,285/2/      14,713
                   Net Income Per Share of Common Stock:
                        Basic                                    1.38           1.40           1.31        0.64           0.67
                        Diluted                                  1.36/2/        1.29/2/        1.17        0.55/2/        0.57
                   Weighted Average Shares Outstanding:
                        Basic                                  28,784         29,000         27,598      23,966         21,874
                        Diluted                                29,129         31,321         30,888      27,940         25,623

                   As of July 31,                                1999           1998           1997        1996           1995
                   --------------------------------------------------       --------       --------    --------       --------
                   Balance Sheet Data:
                   Total assets                              $595,100       $505,427       $429,499    $320,105       $118,976
                   Long-term debt                             171,727        136,052        126,661      71,384         52,696

                   1 Includes $4.9 million, $6.1 million and $16.7 million of nonrecurring charges in fiscal 1999, 1998 and 1996, respectively.

                   2 Excluding nonrecurring and extraordinary charges, net income was $42.9 million, $44.4 million and $26.4 million in fiscal 1999, 1998 and 1996, respectively, and net income per diluted share was $1.47, $1.42 and $0.95 in fiscal 1999, 1998 and 1996, respectively.

Directors, Officers and Corporate Information

Directors                                      David R. Harden
                                               Senior Vice President
Bryan C. Cressey*                              President, West Penn/CDT
Partner, Thoma Cressey
Equity Partners                                Kenneth O. Hale
                                               Vice President and
Myron S. Gelbach Jr.                           Chief Financial Officer
Independent Financial
Consultant                                     Charles B. Fromm
                                               Vice President,
George C. Graeber                              General Counsel
Chief Operating Officer,                       and Secretary
Cable Design Technologies Corporation
                                               Annual Meeting
Michael F. O. Harris
Managing Director,                             Tuesday, December 7, 1999
The Northern Group                             10:00 A.M. (Eastern Time)
                                               The Double Tree Hotel
Glenn Kalnasy                                  1000 Penn Avenue
Managing Director,                             Pittsburgh, Pennsylvania 15222
The Northern Group
                                               A copy of the Company's annual report to
Paul M. Olson                                  the Securities and Exchange Commission on
President and                                  Form 10-K for fiscal 1999 is available without
Chief Executive Officer,                       charge to stockholders upon written request
Cable Design Technologies Corporation          to Investor Relations at the Company's headquarters.

Richard C. Tuttle
Principal, Prospect Partners                   Stock Transfer Agent & Registrar

* Chairman of the Board of Directors,          Questions regarding
Cable Design Technologies Corporation          stock certificates, replacement of lost certificates,
                                               address changes, account consolidation and transfer
                                               procedures should be addressed to:
Executive Officers

Paul M. Olson                                  BankBoston, N.A.
President and Chief                            c/o Boston EquiServe Limited Partnership
Executive Officer                              P.O. Box 8040
                                               Boston, Massachusetts 02266
George C. Graeber                              (781) 575-3120
Chief Operating Officer
                                               Allow three weeks for a reply.
Michael A. Dudley
Executive Vice President
President, CDT International

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

Fiscal 1999
                         High           Low
-----------------------------           ---
First                    21 1/8         9  5/8
Second                   24 7/8         16 1/2
Third                    19             10 15/16
Fourth                   19 3/8         12 9/16

Fiscal 1998
                         High           Low
-----------------------------           ---
First                    28 1/2         21 5/16
Second                   30 15/16       23 11/16
Third                    32 1/4         25 1/4
Fourth                   26 5/8         19 13/16

         [LOGO OF CABLE DESIGN TECHNOLOGIES CORPORATION APPEARS HERE]

                       Cable Design Technologies Corporation And Subsidiaries 45