Form 10-K, Exhibit 13
period 2000-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 2000-10-27
CIK 913142

                                                                    Exhibit 13.1


Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

Results of Operations

The following discussion of Cable Design Technologies Corporation's ("the Company") consolidated historical results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this report.

The Company effected a three for two stock split in the form of a common stock dividend in August 2000. Common share information stated herein reflect the effect of the split.

Cable Design Technologies is a leading manufacturer of technologically advanced connectivity products for the Network Communication and Specialty Electronic marketplaces. Network Communication encompasses connectivity products used within computer networks and communication infrastructures for the electronic transmission of data, voice and multimedia. Products included in this segment are high bandwidth network and interconnect cables, fiber optic cable and passive components, including connectors, wiring racks and panels, and interconnecting hardware for end-to-end network structured wiring systems, and communication cable products for local loop, central office, wireless and other applications, including assembly of products for the wireless marketplace. The Specialty Electronic segment encompasses electronic cable products for automation and process control applications as well as specialized wire and cable products for niche markets, including commercial aviation and automotive electronics.

Overview

Sales for the year ended July 31, 2000 ("fiscal 2000") increased 17%, to a record $797.8 million, compared to sales of $684.0 million for the year ended July 31, 1999 ("fiscal 1999"). Sales for the Network Communication segment increased 22% to $545.0 million, and represented 68% of total company revenue. The increase in sales for this segment was led by 100% growth in sales of enhanced gigabit network cables (Category 5e and Category 6), 53% growth in sales of central office communication products, 37% growth in sales of wireless cable and assembly services, 35% growth in sales of computer interconnect products, and 27% growth in fiber optic connectivity products. Sales for the Specialty Electronic segment were $252.8 million, an increase of 6% over the prior year, primarily due to a 16% increase in sales of automation and process control products. The operating margin for fiscal 2000 improved to 12.9% compared to 12.5% for fiscal 1999, excluding net nonrecurring items in both years. Excluding net nonrecurring items in both years, earnings per diluted share for fiscal 2000 increased 27% to $1.24 compared to $0.98 for fiscal 1999.

The following table presents, for the periods indicated, summary selected financial data from the Company's consolidated statements of income, and should be read in conjunction with the following discussion.

-------------------------------------------------------------------------------------------------------------------
For the Year Ended July 31,                                                 2000            1999             1998
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Sales                                                                 $  797,824     $   683,999      $   651,668
Gross profit                                                             233,845         204,530          193,901
Selling, general and administrative expenses                             126,064         113,610          106,491
Research and development expenses                                          4,626           5,450            7,863
Income from operations before nonrecurring items                         103,155          85,470           79,547
Nonrecurring (income) expense                                               (189)          4,895            6,093
Income from operations                                                   103,344          80,575           73,454
Net income excluding nonrecurring items                               $   54,799     $    42,930      $    44,426
Net income                                                            $   54,920     $    39,641      $    40,481

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

Year Ended 31, 2000 Compared with Year Ended July 31, 1999

Sales increased $113.8 million, or 17%, to a record $797.8 million for fiscal 2000 compared to $684.0 million for fiscal 1999. Sales for the Network Communication segment grew 22%, to $545.0 million, and sales for the Specialty Electronic segment increased $15.4 million, or 6%, to $252.8 million.

The growth in sales for the Network Communication segment was lead by a 100% increase in sales of enhanced gigabit network cables as a result of growth in demand for higher bandwidth within premise network systems. The increased demand for these higher margin gigabit network cables was partially offset by a 14% decline in sales of the lower performance rated Category 5 network cable and, compared to fiscal 1999, lower average selling prices in the U.S. marketplace for Category 5 and 5e network cables. Sales of central office communication and computer interconnect cable products increased 53% and 35%, respectively, over fiscal 1999. The increase in demand for both central office and computer interconnect cable products was driven by the growth of competitive local exchange carriers, Internet service providers and application service providers within the telecommunication industry. Sales of wireless cable and assembly services grew 37% as a result of strong demand for cellular communications. Sales growth in other product lines also contributed to the increase in Network Communication segment sales, including growth of 27% for fiber optic connectivity products and 16% for network components (excluding components used in fiber optic applications).

Excluding acquisitions, growth in the Specialty Electronic segment was primarily due to a 13% increase in sales of automation and process control products, which was partially offset by a 17% decline in sales of specialty cable for the aerospace and transportation marketplaces. Sales attributable to acquired businesses accounted for $6.1 million of the increase in sales for this segment.

Sales outside of North America increased $23.3 million, or 15%, to $178.6 million in fiscal 2000 compared to $155.3 million in fiscal 1999. The increase in international sales was primarily due to higher sales of computer interconnect, wireless cable and assembly services, and central office cable products in Western Europe and network products in the Pacific Rim.

Gross profit increased $29.3 million, or 14%, to $233.8 million in fiscal 2000 compared to $204.5 million for fiscal 1999. Growth in gross profit for both the Network Communication and Specialty Electronic segments was primarily due to the 17% increase in sales, which was partially offset by a slightly lower gross margin percentage.

The overall gross margin for fiscal 2000 was 29.3% compared to 29.9% for fiscal 1999. The decrease in the gross margin was due to a lower margin for the Network Communication segment, which was partially offset by an improvement in the gross margin for the Specialty Electronic segment. The lower Network Communication segment gross margin was primarily due to a lower margin for outside plant communication cable used in local distribution applications. Factors contributing to the lower outside plant cable margin were competitive pricing, particularly in the U.S. marketplace, and increased labor and manufacturing costs. The improved gross margin for the Specialty Electronic segment was due to an improved margin for automation and process control products due primarily to favorable product mix and volume efficiencies.

Selling, general and administrative expenses ("SG&A") increased $12.5 million, or 11%, to $126.1 million for fiscal 2000 compared to $113.6 million for fiscal 1999. The increase in SG&A was primarily due to higher sales volume and performance related expenses. SG&A for fiscal 2000 also includes an additional $1.4 million provision against accounts receivable due to uncertainty regarding the financial reporting and condition of a customer. SG&A as a percentage of sales decreased to 15.8% for fiscal 2000 compared to 16.6% for fiscal 1999, as the percentage growth in sales exceeded the growth in SG&A. Research and development expenses decreased $0.9 million to $4.6 million compared to $5.5 million in fiscal 1999.

Nonrecurring income of $0.2 million ($0.1 million net of tax) was recognized in fiscal 2000. In fiscal 1999, net nonrecurring expense of $4.9 million ($3.3 million net of tax) included a charge of $6.3 million incurred in connection with the purchase of 2.4 million shares of the Company's common stock acquired by key employees through the exercise of incentive stock options pursuant to a share purchase plan previously adopted by the Board of Directors (the "Share Purchase Plan"), and $1.4 million of income which was primarily the result of the sale of assets related to a previously discontinued product line.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

Income from operations, excluding net nonrecurring items in both years, increased $17.7 million, or 21%, to $103.2 million in fiscal 2000 compared to $85.5 million for fiscal 1999, and the operating margin was 12.9% for fiscal 2000 compared to 12.5% for fiscal 1999. Including net nonrecurring items, income from operations was $103.3 million for fiscal 2000 compared to $80.6 million for fiscal 1999.

Interest expense for fiscal 2000 decreased $1.5 million to $11.8 million compared to $13.3 million for fiscal 1999. The decrease was primarily due to the lower average balance of debt outstanding. The Company reduced outstanding debt by $52.4 million during fiscal 2000. The effective tax rate for fiscal 2000 decreased to 39.1% compared to 40.3% for fiscal 1999, primarily due to the fact that approximately $0.9 million of the fiscal 1999 net nonrecurring charge was non-deductible for income tax purposes. Excluding net nonrecurring items in both years, the effective tax rate decreased to 39.1% compared to 39.8% for fiscal 1999.

Excluding net nonrecurring items in both years, fiscal 2000 earnings per share increased 27% to $1.24 per diluted share on net income of $54.8 million, compared to $0.98 per diluted share for fiscal 1999 on net income of $42.9 million. Including net nonrecurring items, earnings per share increased to $1.25 per diluted share on net income of $54.9 million compared to $0.91 per diluted share on net income of $39.6 million for fiscal 1999.

Year Ended July 31, 1999 Compared with Year Ended July 31, 1998

Sales increased $32.3 million, or 5%, to $684.0 million for fiscal 1999 compared to $651.7 million for the year ended July 31, 1998 ("fiscal 1998"). The increase in fiscal 1999 includes $56.8 million of sales attributable to acquired businesses, primarily HEW-Kabel/CDT.

Sales for the Network Communication segment were $446.6 million for fiscal 1999 compared to $458.5 million for fiscal 1998. Excluding the unfavorable effects of foreign currency translation and of the change in the price of copper on sales of communication cable, there was no change in sales for this segment. Communication cable selling prices are generally adjusted for changes in the market price of copper. Reduced demand in the U.S. marketplace for outside plant communication cable and for plenum Category 5 network cable and competitive pricing pressure on Category 5 and 5e network cables were partially offset by increased demand for computer interconnect and wireless cable and assembly services. Additionally, the product mix improved as the result of an 83% increase in sales of the higher priced Category 5e and 6 cables.

Fiscal 1999 sales for the Specialty Electronic segment increased $44.3 million, or 23%, to $237.4 million. Sales attributable to acquired businesses accounted for $50.6 million of the increase in sales for this segment. The Company believes that the significant decline in the market price of copper during fiscal 1999 contributed to lower pricing conditions for this segment, particularly for automation & process control products, which contributed to the lack of sales growth for this segment, excluding acquisitions.

Sales outside of North America increased $49.1 million, or 46%, to $155.3 million in fiscal 1999 compared to $106.2 million in fiscal 1998. Sales attributable to acquired businesses accounted for $50.7 million of the increase in international sales. Excluding acquisitions, international sales were unfavorably affected by the sluggish economy in the United Kingdom and economic turmoil in Russia and Latin America.

Gross profit increased $10.6 million, or 5%, to $204.5 million in fiscal 1999 compared to $193.9 million for fiscal 1998. Growth in gross profit for the Specialty Electronic segment, primarily due to acquired businesses, offset a modest decline in the gross profit for the Network Communication segment. For the Network Communication segment, an improved sales mix for network cable products, resulting from an 83% increase in sales of the higher margin enhanced network cable products, and less product outsourcing partially offset the unfavorable effects of lower sales of Category 5 network cable and outside plant communication cable as well as the lower pricing for Category 5 and 5e network cable products.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

The overall gross margin for fiscal 1999 of 29.9% improved slightly compared to 29.8% for fiscal 1998. A slight improvement in the gross margin for the Network Communication segment was partially offset by a reduction in the gross margin for the Specialty Electronic segment. Factors contributing to the improvement in the gross margin for the Network Communication segment were, for network cable products, better product mix due to 83% higher sales of enhanced Category 5e and 6 network cable products and lower sales of Category 5 network cable, less product outsourcing and lower product costs. These improvements were partially offset by a lower gross margin on wireless products due to product mix. The lower Specialty Electronic segment gross margin was primarily due to the inclusion of the comparatively lower gross margins of acquired businesses which was partially offset by a higher gross margin for automation and process control cables primarily due to lower copper material costs.

SG&A increased $7.1 million, or 7%, to $113.6 million for fiscal 1999 compared to $106.5 million for fiscal 1998. Excluding an additional $9.0 million of SG&A attributable to acquired businesses, SG&A decreased $1.9 million. The lower SG&A was primarily the result of significantly lower expenses due to the discontinuance of the DynaTraX(TM) product line and other restructuring activities implemented in July 1998 and the favorable effect of foreign currency translation, which more than offset increases in certain other SG&A expenses. SG&A as a percentage of sales was 16.6% for fiscal 1999 compared to 16.3% for fiscal 1998. Research and development expense decreased $2.4 million to $5.5 million compared to $7.9 million in fiscal 1998, primarily as a result of the discontinuance of the DynaTraX(TM) product line.

Net nonrecurring charges of $4.9 million ($3.3 million net of tax) were recognized in fiscal 1999. A charge of $6.3 million was incurred in the second fiscal quarter in connection with the purchase of 2.4 million shares of the Company's common stock acquired by key employees through the exercise of incentive stock options pursuant to the Share Purchase Plan. As a result of the purchase of such shares, the Company obtained a cash benefit of approximately $12.8 million realized through the reduction of income taxes payable. Also in fiscal 1999, nonrecurring income of $1.4 million was recognized which was primarily due to the sale of assets related to the previously discontinued DynaTraX(TM) product line. Fiscal 1998 nonrecurring charges of $6.1 million ($3.9 million net of tax) represented a provision for costs associated with the discontinuance of the DynaTraX(TM) product line and other restructuring activities.

Income from operations, excluding net nonrecurring charges in both years, increased $6.0 million, or 7%, to $85.5 million in fiscal 1999 compared to $79.5 million for fiscal 1998, and the operating margin was 12.5% for fiscal 1999 compared to 12.2% for fiscal 1998. Including net nonrecurring charges, income from operations was $80.6 million for fiscal 1999 compared to $73.5 million for fiscal 1998.

Interest expense for fiscal 1999 increased $4.7 million to $13.3 million compared to $8.6 million for fiscal 1998. The increase was primarily the result of the higher average balance of debt outstanding due to the acquisition of HEW-Kabel/CDT in August 1998 and the purchase of 3.6 million shares of the Company's common stock during the first six months of fiscal 1999. The effective tax rate for fiscal 1999 increased to 40.3% compared to 38.5% for fiscal 1998, partially due to the fact that approximately $0.9 million of the second quarter nonrecurring charge was non-deductible for income tax purposes. Excluding net nonrecurring expense in fiscal 1999, the increase in the effective tax rate to 39.8% compared to 38.5% for fiscal 1998 was primarily the result of lower Canadian tax credits for research and development and a change in the tax rate mix among domestic and foreign statutory entities primarily due to the inclusion of the recently acquired German subsidiary, HEW-Kabel/CDT.

Excluding net nonrecurring charges in both years, fiscal 1999 earnings per share increased 3% to $0.98 per diluted share on net income of $42.9 million, compared to $0.95 per diluted share for fiscal 1998 on net income of $44.4 million. Including net nonrecurring charges, earnings per share increased to $0.91 per diluted share on net income of $39.6 million compared to $0.86 per diluted share on net income of $40.5 million for fiscal 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

Liquidity and Capital Resources

During fiscal 2000 operating working capital increased $6.2 million, excluding increases resulting from the initial recording of the working capital of acquired businesses. The change in operating working capital was primarily the result of an increase in accounts receivable of $12.9 million, which was partially offset by an increase in accounts payable of $8.5 million. The change in operating working capital excludes changes in cash and current maturities of long-term debt.

During fiscal 2000 the Company generated $75.7 million of net cash from operating activities after providing for the increase in working capital. Net cash used by investing activities during fiscal 2000 of $30.4 million included $22.0 million for capital projects and $8.3 million for the acquisition of businesses. Net cash used by financing activities during fiscal 2000 was $39.6 million, including $52.4 million of cash used to reduce debt and $11.2 million of cash received from the exercise of stock options. The net increase in cash for fiscal 2000 was $5.0 million.

During fiscal 2000 and fiscal 1999, the Company expended $22.0 million and $25.3 million, respectively, for capital projects. Expenditures were primarily invested in additional equipment to expand capacity for Network Communication products, including the purchase of equipment to expand manufacturing capacity for enhanced bandwidth networking products and, in fiscal 1999, the expansion of the Company's primary communication cable production facility.

The Company's primary credit agreement ("Credit Agreement") is comprised of a $121.3 million U.S. revolving facility, (including a $50.0 million Deutschmark sub-facility), and a CDN $115.0 million Canadian revolving facility. In addition to the Credit Agreement, the Company has a 364-day, unsecured bank revolving credit agreement (the "Revolving Facility") with a maximum principal amount of $15 million, and a foreign credit facility in the United Kingdom (the "European Credit Agreement") which provides for up to approximately $11.2 million of borrowings. The Credit Agreement, Revolving Facility and European Credit Agreement include provisions whereby the applicable margins over the prime rate and the base rate, as defined, respectively, or the London Inter-Bank Offered Rate ("LIBOR") are based on the attainment of certain performance factors. The Revolving Facility expires December 12, 2000. The Credit Agreement and Revolving Facility contain customary financial and non-financial covenants, except the Revolving Facility is limited by the terms of the Credit Agreement. On July 31, 2000, the Company had availability of approximately $47.1 million under the Credit Agreement, $15.0 million under the Revolving Facility and $5.3 million under the European Credit Agreement. Based on the Company's current expectations for its business, management believes that its cash flow from operations and the available portion of its credit facilities will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

General

During the last several months, there has existed a constrained market supply of single mode fiber optic glass conductor and of ferrules used in fiber optic connectors which is expected to continue into fiscal 2001. The Company's inability to obtain additional allocations, and/or to find additional suppliers, of these components could limit the growth of products containing these materials. The Company anticipates moderate price increases on certain raw materials to occur during the first six months of fiscal 2001. The Company will incur in the first quarter of fiscal 2001 additional ongoing SG&A expense associated with the recently established European and Fiber Optic management groups. The Company's principal customer for wireless assembly services shifted its business to an overseas contract manufacturer in the last month of fiscal 2000. Sales to this customer averaged approximately $8.5 million per quarter during fiscal 2000.

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

Fluctuation in Copper Price

The cost of copper in inventories, including finished goods, reflects purchases over various periods of time ranging from one to several months for each of the Company's operations. For certain communication cable products, profitability is generally

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

not significantly affected by volatility of copper prices as selling prices are generally adjusted for changes in the market price of copper, however, differences in the timing of selling price adjustments do occur and may impact near term results. For other products, although selling prices are not generally adjusted to directly reflect changes in copper prices, the relief of copper costs from inventory for those operations having longer inventory cycles may affect profitability from one period to the next following periods of significant movement in the cost of copper. The Company does not engage in activities to hedge the underlying value of its copper inventory.

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

-----------------------------------------------------------------------------------------------------------------------------------
                                                           Expected Maturity Date For Periods Ending July 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                              Demand                                                             There-
                                       Type*   Notes       2001        2002       2003       2004       2005      After       Total
-----------------------------------------------------------------------------------------------------------------------------------
(U.S. dollar equivalents in millions)                                Balance/Average Interest Rate
Demand notes payable
  British pound                         VR  $4.1/6.6%                                                                     $ 4.1/6.6%
  Swedish krona                         VR  $1.4/4.9%                                                                     $ 1.4/4.9%
  Australian dollar                     VR  $0.3/7.1%                                                                     $ 0.3/7.1%
Long-term debt
  U.S. dollar                           FR             $1.7/9.2%  $ 0.1/9.2%  $0.0/8.2%  $0.0/7.9%  $0.0/4.0%  $0.1/4.0%  $ 1.9/9.0%
  Deutschmark                           FR             $1.5/5.4%  $ 1.0/5.4%  $0.6/5.4%  $0.4/5.4%  $0.4/5.4%  $0.9/5.4%  $ 4.8/5.4%
  Italian Lira                          FR             $0.4/6.8%  $ 0.4/6.8%  $0.3/6.8%  $0.2/6.8%  $0.2/6.8%  $0.2/6.8%  $ 1.7/6.8%
  U.S. dollar                           VR                        $47.0/7.1%                                              $47.0/7.1%
  Canadian dollar                       VR                        $66.6/6.3%                                              $66.6/6.3%
  Deutschmark                           VR                        $33.8/4.9%                                              $33.8/4.9%
  Italian Lira                          VR             $0.1/5.7%  $ 0.8/3.8%  $0.1/5.7%  $0.1/5.7%  $0.1/5.7%  $0.0/5.7%  $ 1.2/4.5%

* VR-Variable interest rate; FR-Fixed interest rate

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments and requires recognition in the balance sheet of all derivative instruments as either assets or liabilities, measured at fair value. Additionally, SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement is effective for the Company's fiscal year ending July 31, 2001. The Company adopted SFAS No. 133 on August 1, 2000, and such adoption had no impact on the financial statements or results of operations of the Company.

In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101"), to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition. SAB No. 101 does not change existing accounting pronouncements on revenue recognition, but rather clarifies the SEC's position on pre-existing rules. SAB No. 101 did not have a significant impact on the Company's financial position or results of operations at July 31, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cable Design Technologies Corporation and Subsidiaries

Year 2000 Update

The Company completed all Year 2000 compliance remediation believed necessary with respect to its internal information systems ("IT systems") and non-information systems ("non-IT systems"), such as manufacturing equipment and control devices, prior to January 1, 2000. The cost of remediation activities, which included the replacement of certain IT systems to improve functionality and provide additional system capabilities, totaled approximately $4.0 million. Management of the Company believes that its Year 2000 plan and related expenditures incurred have successfully eliminated potential problems associated with the Year 2000 issue, as the Company has not experienced any significant IT or non-IT systems interruptions as a result of the Year 2000 date change. Additionally, the Company is not aware of any significant third parties on which it relies that have experienced material Year 2000 related problems.

The Company does not anticipate any future disruptions related to Year 2000 issues, however it cannot guarantee that IT and non-IT systems will not undergo disruptions or generate Year 2000 related errors in the future. Additionally, if future third party disruptions occur there could be a material adverse effect on the Company's business, results of operations or financial condition.

Introduction of the Euro Currency

The European Economic Monetary Union's ("EEMU") common currency, the Euro, was implemented effective January 1, 1999, at which time fixed exchange rates were established between the legacy currencies of the participating countries and the Euro. During the transition period, which extends through June 30, 2002, transactions may be conducted in either the Euro or the legacy currencies. The Company has subsidiaries in the United Kingdom, Sweden, Denmark, Italy and Germany which have customers and suppliers in participating EEMU countries. These subsidiaries currently have the ability to support transactions in both the Euro and their respective legacy currencies. The Company's Italian and German subsidiaries are the only subsidiaries domiciled in participating EEMU countries. The Company is currently evaluating Euro conversion compliance for its Italian and German subsidiaries, for which conversion to the Euro as the functional currency is required to be phased in prior to January 1, 2002. At this time, costs to address conversion are not expected to be significant. The EEMU's introduction of the Euro may potentially have economic and business implications, such as changes in product pricing and currency exchange risks, for businesses within the EEMU as well as for businesses outside the EEMU that do business with companies within the EEMU. The nature and extent of such effects, whether beneficial or adverse, are unknown at this time. However, the Company does not believe that such effects will have a material impact on its consolidated results of operations or financial condition, although there can be no assurance that unanticipated effects will not have an adverse impact on the Company's future results of operations.

Forward Looking Statements -- Under the Private Securities
Litigation Act of 1995

Certain of the statements in this annual report are forward-looking statements, including, without limitation, statements regarding future financial results and performance, growth factors, cost savings and other beliefs, expectations or opinions of the Company and its management. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including the level of market demand for the Company's products, competitive pressures, the ability to achieve reductions in operating costs and to continue to integrate acquisitions, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters and other specific factors discussed in the Company's Annual Report on Form 10-K for the year ended July 31, 2000 and other Securities and Exchange Commission filings. The information contained herein represents management's best judgement as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments or information obtained after the date hereof and disclaims any legal obligation to the contrary.

Report of Independent Public Accountants
Cable Design Technologies Corporation and Subsidiaries

To the Board of Directors of
Cable Design Technologies Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Cable Design Technologies Corporation (a Delaware corporation) and Subsidiaries as of July 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Design Technologies Corporation and Subsidiaries as of July 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Pittsburgh, Pennsylvania
September 15, 2000

Consolidated Statements of Income
Cable Design Technologies Corporation and Subsidiaries

-----------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                            2000           1999           1998
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)
Sales                                                                      $797,824       $683,999       $651,668
Cost of sales                                                               563,979        479,469        457,767
                                                                           --------       --------       --------
 Gross profit                                                               233,845        204,530        193,901
Selling, general and administrative expenses                                126,064        113,610        106,491
Research and development expenses                                             4,626          5,450          7,863
Nonrecurring (income) expense, net                                             (189)         4,895          6,093
                                                                           --------       --------       --------
 Income from operations                                                     103,344         80,575         73,454
Interest expense, net                                                        11,770         13,346          8,560
Minority interest in earnings (losses) of subsidiaries, net                     986            883             25
Other expense (income), net                                                     377            (18)          (947)
                                                                           --------       --------       --------
 Income before income taxes                                                  90,211         66,364         65,816
Income tax provision                                                         35,291         26,723         25,335
                                                                           --------       --------       --------
 Net income                                                                $ 54,920       $ 39,641       $ 40,481
                                                                           ========       ========       ========

Per Share Data
Basic earnings per common share                                            $   1.29       $   0.92       $   0.93
                                                                           ========       ========       ========
Diluted earnings per common share                                          $   1.25       $   0.91       $   0.86
                                                                           ========       ========       ========
Weighted average common shares outstanding                                   42,665         43,176         43,501
                                                                           ========       ========       ========
Diluted weighted average common shares outstanding                           44,086         43,693         46,982
                                                                           ========       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------
July 31,                                                                                                 2000         1999
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)
Assets
Current assets:
 Cash and cash equivalents                                                                         $   16,454   $   11,424
 Trade accounts receivable, net of allowance for uncollectible
  accounts of $6,180 and $4,926, respectively                                                         145,717      130,936
 Inventories                                                                                          145,015      141,762
 Prepaid expenses and other                                                                             7,140       10,937
 Deferred income taxes                                                                                 11,834       10,926
                                                                                                    ---------   ----------
    Total current assets                                                                              326,160      305,985
Property, plant and equipment, net                                                                    205,880      201,586
Intangible assets, net                                                                                  6,253        8,409
Goodwill, net                                                                                          74,539       76,584
Other assets                                                                                            2,521        2,536
                                                                                                   ----------   ----------
    Total assets                                                                                   $  615,353   $  595,100
                                                                                                   ==========   ==========
Liabilities and Stockholders' Equity
Current liabilities:
 Notes payable to banks                                                                            $    5,776   $   33,109
 Current maturities of long-term debt                                                                   3,692       13,831
 Accounts payable                                                                                      47,996       38,452
 Accrued payroll and related benefits                                                                  24,264       21,127
 Accrued taxes                                                                                          6,069       10,474
 Other accrued liabilities                                                                             21,653       25,228
                                                                                                   ----------   ----------
    Total current liabilities                                                                         109,450      142,221
Long-term debt                                                                                        153,336      171,727
Minority interest in subsidiaries                                                                       3,615        2,451
Other non-current liabilities                                                                           9,002        7,990
Deferred income taxes                                                                                  23,406       18,609
                                                                                                   ----------   ----------
    Total liabilities                                                                                 298,809      342,998
                                                                                                   ----------   ----------
Contingencies (Note 16)
Stockholders' equity:
Preferred stock, par value $.01 per share --
 authorized 1,000,000 shares, no shares issued                                                             --           --
Common stock, par value $.01 per share -- authorized 100,000,000 shares,
 47,362,880 and 46,168,392 shares issued, respectively                                                    316          308
Paid-in capital                                                                                       192,956      178,979
Common stock issuable, 19,573 and 34,019 shares, respectively                                             367          253
Retained earnings                                                                                     183,166      128,246
Treasury stock, at cost, 3,867,528 and 3,935,178 shares, respectively                                 (48,415)     (49,262)
Accumulated other comprehensive income (deficit)                                                      (11,846)      (6,422)
                                                                                                   ----------   ----------
    Total stockholders' equity                                                                        316,544      252,102
                                                                                                   ----------   ----------
    Total liabilities and stockholders' equity                                                     $  615,353   $  595,100
                                                                                                   ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                                      2000         1999         1998
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Cash Flow from Operating Activities:
 Net income                                                                        $   54,920   $   39,641   $   40,481

Adjustments for Non-cash Items to Reconcile Net Income
to Cash Provided by Operating Activities:
   Depreciation                                                                        17,088       14,823       11,079
   Amortization                                                                         4,361        4,007        2,966
   Costs to discontinue DynaTraX(TM) and other restructuring                               --           --        6,093
   Deferred income taxes                                                                3,308          827        1,830
   Tax benefit of option exercises                                                      2,147       12,743        4,949
   Stock option compensation expense                                                       68           --           --

Changes in Assets and Liabilities Net of Effects of Businesses Acquired:
   Accounts receivable                                                                (12,902)      (7,644)     (12,627)
   Inventories                                                                         (2,967)      (1,511)     (12,262)
   Other current assets                                                                 3,632        2,131       (2,141)
   Accounts payable                                                                     8,494       (9,914)       5,181
   Accrued payroll and related benefits                                                 3,326        1,547         (486)
   Accrued taxes                                                                       (4,711)       6,148          983
   Other accrued liabilities                                                           (2,228)       2,277        1,406
   Other non-current assets and liabilities                                             1,155        2,452        1,117
                                                                                     --------     --------     --------
        Net cash provided by operating activities                                      75,691       67,527       48,569
                                                                                     --------     --------     --------
Cash Flow from Investing Activities:
   Purchases of property, plant and equipment                                         (22,028)     (25,262)     (49,248)
   Acquisition of businesses, including transaction costs,
     net of cash acquired                                                              (8,331)     (49,091)     (19,092)
                                                                                     --------     --------     --------
        Net cash used in investing activities                                         (30,359)     (74,353)     (68,340)
                                                                                     --------     --------     --------
Cash Flow from Financing Activities:
   Net change in demand and revolving note borrowings                                 (39,345)      54,323       27,314
   Funds provided by term debt                                                          1,246       12,506        1,316
   Funds used to reduce term debt                                                     (14,261)     (15,152)      (4,519)
   Common shares issued or issuable                                                     1,484          283           24
   Proceeds from exercise of stock options                                             11,247          211        2,017
   Repurchase of common stock                                                              --      (44,971)      (4,291)
                                                                                     --------     --------     --------
        Net cash (used) provided by financing activities                              (39,629)       7,200       21,861
                                                                                     --------     --------     --------
Effect of currency translation on cash                                                   (673)         (93)          36
                                                                                     --------     --------     --------
Net increase in cash                                                                    5,030          281        2,126
Cash, beginning of year                                                                11,424       11,143        9,017
                                                                                     --------     --------     --------
Cash, end of year                                                                    $ 16,454     $ 11,424     $ 11,143
                                                                                     ========     ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Cable Design Technologies Corporation and Subsidiaries


                                            Common Stock
                                        --------------------                      Common
                                                         Par      Paid-in          Stock       Retained  Treasury          Deferred
(Dollars in thousands)                  Shares         Value      Capital       Issuable       Earnings     Stock      Compensation
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1997              42,199,794         $ 188     $158,670       $     --       $ 48,219   $     --     $        (87)
 Net income                                 --            --           --             --         40,481         --               --
 Currency translation
  adjustments                               --            --           --             --             --         --               --
 Minimum pension liability                  --            --           --             --             --         --               --
 Comprehensive income
 Exercise of options and
  related tax benefits               3,787,944            24        6,966             --             --         --               --
 Stock grants                            2,970            --           45             --             --         --               --
 Deferred compensation                      --            --           --             --             --         --               87
 Stock split                                --            95           --             --            (95)        --               --
 Purchase of 300,000
  shares treasury stock                     --            --           --             --             --     (4,291)              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1998              45,990,708           307      165,681             --         88,605     (4,291)              --
 Net income                                 --            --           --             --         39,641         --               --
 Currency translation
  adjustments                               --            --           --             --             --         --               --
 Minimum pension liability                  --            --           --             --             --         --               --
 Comprehensive income
 Exercise of options and
  related tax benefits                 137,325             1       12,953             --             --                          --
 Stock grants                            2,142            --           30             --             --         --               --
 Stock issuance                         38,217            --          315             --             --         --               --
 Purchase of 3,635,178
  shares treasury stock                     --            --           --             --             --    (44,971)              --
 Employee stock
  purchase plan,
  34,019 shares issuable                    --            --           --            253             --         --               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1999              46,168,392           308      178,979            253        128,246    (49,262)              --
 Net income                                 --            --           --             --         54,920         --               --
 Currency translation
  adjustments                               --            --           --             --             --         --               --
 Comprehensive income
 Exercise of options and
  related tax benefits               1,064,913             7       12,606             --             --         --               --
 Stock grants                            2,490            --           30             --             --         --               --
 Issuance of 67,650 shares
  treasury stock                            --            --          (66)            --             --        847               --
 Employee stock purchase
  plan shares issued                   127,085             1        1,339           (253)            --         --               --
 Employee stock
  purchase plan, 19,573
  shares issuable                           --            --           --            367             --         --               --
 Stock option
  compensation expense                      --            --           68             --             --         --               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 2000              47,362,880         $ 316     $192,956       $    367       $183,166   $(48,415)    $         --

                                                 Accumulated
                                                       Other                  Total
                                               Comprehensive           Stockholders'
                                             Income/(Deficit)                Equity
-----------------------------------------------------------------------------------
Balance, July 31, 1997                              $ (1,865)              $205,125
 Net income                                               --                 40,481
 Currency translation
  adjustments                                         (3,529)                (3,529)
 Minimum pension liability                               (10)                   (10)
 Comprehensive income                                                        36,942
 Exercise of options and
  related tax benefits                                    --                  6,990
 Stock grants                                             --                     45
 Deferred compensation                                    --                     87
 Stock split                                              --                     --
 Purchase of 300,000
  shares treasury stock                                   --                 (4,291)
-----------------------------------------------------------------------------------
Balance, July 31, 1998                                (5,404)               244,898
 Net income                                               --                 39,641
 Currency translation
  adjustments                                         (1,028)                (1,028)
 Minimum pension liability                                10                     10
 Comprehensive income                                                        38,623
 Exercise of options and
  related tax benefits                                    --                 12,954
 Stock grants                                             --                     30
 Stock issuance                                           --                    315
 Purchase of 3,635,178
  shares treasury stock                                   --                (44,971)
 Employee stock
  purchase plan,
  34,019 shares issuable                                  --                    253
-----------------------------------------------------------------------------------
Balance, July 31, 1999                                (6,422)               252,102
 Net income                                               --                 54,920
 Currency translation
  adjustments                                         (5,424)                (5,424)
 Comprehensive income                                                        49,496
 Exercise of options and
  related tax benefits                                    --                 12,613
 Stock grants                                             --                     30
 Issuance of 67,650 shares
  treasury stock                                          --                    781
 Employee stock purchase
  plan shares issued                                      --                  1,087
 Employee stock
  purchase plan, 19,573
  shares issuable                                         --                    367
 Stock option
  compensation expense                                    --                     68
-----------------------------------------------------------------------------------
Balance, July 31, 2000                              $(11,846)              $316,544

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated Financial Statements cable Design Technologies Corporation and Subsidiaries


Note 1. Operations

Cable Design Technologies Corporation ("CDT" or "the Company") is a leading designer and manufacturer of high bandwidth network connectivity products, fiber optic cable and connectors, assemblies, components, computer interconnect cables for communication switching applications, and communication cable products used in local loop, central office and wireless applications. CDT also manufactures electronic cable products that are used in automation and process control and specialty applications.

Note 2. Significant Accounting Policies

The consolidated financial statements reflect the application of the following significant accounting policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Cable Design Technologies Corporation and its majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired in connection with various business acquisitions and combinations. Goodwill is being amortized using the straight-line method over periods of between 20 to 40 years. Accumulated amortization of goodwill was $10.4 million and $8.2 million at July 31, 2000 and 1999, respectively.

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

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for income and expense accounts. Unrealized gains or losses arising from translation are charged or credited directly to accumulated other comprehensive income/(deficit), a component of stockholders' equity. Gains and losses on foreign currency transactions are included in income as they occur.

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

Statements of Cash Flows
Supplemental disclosure of cash flow information.

-------------------------------------------------------------------------------
Year Ended July 31,                                    2000      1999      1998
-------------------------------------------------------------------------------
(Dollars in thousands)
Cash paid during the year for:
  Interest                                          $12,772   $12,014   $ 8,165
  Income taxes                                      $30,992   $10,055   $19,707

Impact of Newly Issued Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as either assets or liabilities, measured at fair value, in the balance sheet. This statement is effective for the Company's fiscal year ending July 31, 2000. The Company adopted SFAS No. 133 on August 1, 2000, and such adoption had no impact on the financial statements or results of operations of the Company.

In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101"), to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition. SAB No. 101 does not change existing accounting pronouncements on revenue recognition, but rather clarifies the SEC's position on pre-existing rules. SAB No. 101 did not have a significant impact on the Company's financial position or results of operations at July 31, 2000.

Note 3. Stockholders' Equity

Prior period common share information has been adjusted to reflect the effect of a 3-for-2 stock split in the form of a common stock dividend on August 22, 2000.

On May 7, 1997, the Board of Directors approved a program under which up to $30 million of the Company's common stock may be repurchased on the open market or in privately negotiated transactions. The Company repurchased 1,241,100 and 300,000 common shares during fiscal 1999 and 1998, respectively, under this program. Additionally, on December 1, 1998, the Board of Directors approved the purchase of up to 2,850,000 shares of the Company's common stock held by certain key employees. The stock was acquired by the employees more than six months previously upon the exercise of certain incentive stock options granted primarily in 1988 and 1989 and expiring in 1998 and 1999. During fiscal 1999 the Company repurchased 2,394,078 common shares from such employees (See Note 19).

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

On December 10, 1996, the Board of Directors adopted a Rights Agreement ("Rights Agreement"). Under the Rights Agreement, one Preferred Share Purchase Right ("Right") for each outstanding share of the Company's common stock was distributed to stockholders of record on December 26, 1996. Each Right entitles the holder to buy one-two thousand two hundred fiftieth of a share of a new series of junior participating preferred stock for an exercise price of $66.67. The Company has designated 100,000 shares of the previously authorized $0.01 par value preferred stock as junior participating preferred stock in connection with the Rights Agreement. The Rights are exercisable only if a person or group (with certain exceptions) acquires, or announces a tender offer to acquire, 20% or more of the Company's common stock (the "Acquirer"). If the Acquirer purchases 20% or more of the total outstanding shares of the Company's common stock, or if the Acquirer acquires the Company in a reverse merger, each Right (except those held by the Acquirer) becomes a right to buy shares of the Company's common stock having a market value equal to two times the exercise price of the Right. If the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power is sold or transferred, each Right (except those held by the Acquirer) becomes a right to buy shares of the common stock of the Acquirer having a market value of two times the exercise price. The Company may exchange the Rights for shares of the Company's common stock on a one-to-one basis at any time after a person or group has acquired 20% or more of the outstanding stock. The Company is entitled to redeem the Rights at $0.01 per Right (payable in cash or common stock of the Company, at the Company's option) at any time before public disclosure that a 20% position has been acquired. The Rights expire on December 11, 2006, unless previously redeemed or exercised.

Note 4. Inventories

Inventories of the Company consist of the following:

<CAPION>
---------------------------------------------------------------------------
July 31,                                                2000           1999
---------------------------------------------------------------------------
(Dollars in thousands)
Raw materials                                     $   40,779     $   36,851
Work-in-process                                       35,268         32,297
Finished goods                                        68,968         72,614
                                                  ----------     ----------
     Total inventories                            $  145,015     $  141,762
                                                  ==========     ==========

Note 5. Property, Plant and Equipment

Property, plant and equipment of the Company consist of the following:

---------------------------------------------------------------------------
July 31,                                                2000           1999
---------------------------------------------------------------------------
(Dollars in thousands)
Asset (Asset lives):
  Land                                            $   10,946     $   10,812
  Buildings and improvements (10 - 40 years)          65,248         64,412
  Machinery and equipment (3 - 15 years)             186,711        168,563
  Furniture and fixtures (5 - 10 years)               12,876         11,866
                                                  ----------     ----------
     Total                                           275,781        255,653
  Less: accumulated depreciation                     (69,901)       (54,067)
                                                  ----------     ----------
     Net property, plant and equipment            $  205,880     $  201,586
                                                  ==========     ==========

Note 6. Intangible Assets

Intangible assets consist of patents, trademarks, loan origination fees and non-compete agreements. Patents, trademarks and non-compete agreements are being amortized over periods ranging from five to ten years. Loan origination fees are amortized over the term of the related loan. Accumulated amortization for intangible assets was $5.5 million and $4.2 million at July 31, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


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

The Revolving Facility provides for maximum borrowings of $15 million. Outstanding borrowings bear floating interest rates of either the London Inter-Bank Offered Rate ("LIBOR") plus the applicable margin or the base rate, as defined, at the Company's election. The applicable margin over LIBOR ranges from 1.2% to 2.2% and is determined based on the attainment of specified leverage ratios. A facility fee of .30% is payable quarterly on the maximum facility amount. The Revolving Facility contains customary financial and non-financial covenants, except as limited by the terms of the Company's primary credit agreement. As of July 31, 2000, there were no amounts outstanding under the Revolving Facility. The Company had outstanding borrowings of $23.0 million as of July 31, 1999, and maximum borrowings of $23.0 and $28.5 million under the Revolving Facility for the years ended July 31, 2000 and 1999, respectively. Weighted average outstanding borrowings were $6.3 million and $24.6 million, and the effective interest rates were 6.2% and 5.9% for the years ended July 31, 2000 and 1999, respectively.

The European Credit Agreement is comprised of a sterling overdraft and multi-currency demand facility in an aggregate amount of approximately $11.2 million. Terms of the facility permit borrowings based on a percentage of certain accounts receivable and inventory at applicable margins over LIBOR. The Australian Facility is a revolving demand facility with maximum availability of approximately $0.6 million. The Foreign Facilities are guaranteed by the Company. The Company had outstanding borrowings of $5.8 million and $10.1 million and maximum borrowings of $10.4 and $11.3 million under the Foreign Facilities as of and for the years ended July 31, 2000 and 1999, respectively. Weighted average outstanding borrowings were $8.3 million and $10.5 million, and the effective interest rates were 6.1% and 7.1% for the years ended July 31, 2000 and 1999, respectively.

Long-term debt consists of the following:

----------------------------------------------------------------------------------------------------
July 31,                                                                         2000           1999
----------------------------------------------------------------------------------------------------
(Dollars in thousands)
U.S. revolver, due April 10, 2002, bears interest at
 LIBOR plus 0.50%, or approximately 7.1% at July 31, 2000                  $   47,000     $   66,500
Deutschmark sub-facility, due April 10, 2002, bears interest at
 LIBOR plus 0.50%, or approximately 4.9% at July 31, 2000                      33,790         23,306
Canadian revolver, due April 10, 2002, bears interest at
 LIBOR plus 0.50%, or approximately 6.3% at July 31, 2000                      66,568         73,628
Other indebtedness                                                              9,670         22,124
                                                                           ----------     ----------
                                                                              157,028        185,558
Less: current portion                                                           3,692         13,831
                                                                           ----------     ----------
  Total long-term debt                                                     $  153,336     $  171,727
                                                                           ==========     ==========

The Company's primary credit agreement, (the "Credit Agreement"), as amended, is comprised of a $121.3 million U.S. revolving facility, including a $50.0 million Deutschmark sub-facility (the "U.S. Revolver"), and a CDN $115.0 million revolver (the "Canadian Revolver"). The Credit Agreement includes a provision whereby the applicable margins over the prime rate or LIBOR are based on the attainment of certain performance factors. A commitment fee of 0.15% to 0.375% is applied to the unused portion of each revolver. The terms of the Credit Agreement contain various customary financial and non-financial covenants including the maintenance of minimum consolidated net worth and restrictions on payment of dividends. The Company is in compliance with all applicable covenants.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


On July 31, 2000 the Company had approximately $47.1 million of availability under the Credit Agreement, $15.0 million of availability under the Revolving Facility, and $5.7 million of availability under its Foreign Facilities.

The scheduled aggregate annual principal payments of long-term debt as of July 31, 2000, are as follows:

--------------------------------------------------------------------------------
Year Ended July 31,                                               Long-term Debt
--------------------------------------------------------------------------------
(Dollars in thousands)
2001                                                                    $  3,692
2002                                                                     149,626
2003                                                                       1,008
2004                                                                         741
2005                                                                         707
Thereafter                                                                 1,254
                                                                        --------
     Total                                                              $157,028
                                                                        ========

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

The following sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets:

------------------------------------------------------------------------------------------------------------------
                                                                     U.S. Plan                    Canadian Plans
-----------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                             2000           1999             2000         1999
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Benefit obligation at beginning of year                     $  1,979       $  1,984       $  7,679       $  5,954
  Service cost                                                    48             47          2,064          2,131
  Interest cost                                                  142            130            666            507
  Plan amendments                                                 93             --          2,618             --
  Loss (gain)                                                     29            (60)           458           (845)
  Benefits paid                                                 (132)          (122)          (127)           (94)
  Effect of currency translation                                  --             --             38             26
                                                            --------       --------       --------       --------
Benefit obligation at end of year                           $  2,159       $  1,979       $ 13,396       $  7,679
                                                            --------       --------       --------       --------
Fair value of plan assets at beginning of year              $  2,589       $  2,496       $  4,678       $  3,186
  Company contributions                                           --             --          2,206          1,342
  Actual return on plan assets                                   277            215          1,148            196
  Benefits paid                                                 (132)          (122)          (102)           (61)
  Effect of currency translation                                  --             --             25             15
                                                            --------       --------       --------       --------
Fair value of plan assets at end of year                    $  2,734       $  2,589       $  7,955       $  4,678
                                                            --------       --------       --------       --------
Funded status                                               $    575       $    610       $ (5,441)      $ (3,001)
  Unrecognized net actuarial gain (loss)                         (72)           (56)         2,304            (37)
  Unrecognized prior service cost                                127             50             --             --
                                                            --------       --------       --------       --------
Net prepaid benefit (accrued liability)                     $    630       $    604       $ (3,137)      $ (3,038)
                                                            --------       --------       --------       --------

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Amounts recognized in the consolidated balance sheets consist of:

-----------------------------------------------------------------------------------------------------------------
                                                                    U.S. Plan                   Canadian Plans
-----------------------------------------------------------------------------------------------------------------
July, 31, 2000                                                 2000           1999           2000           1999
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Prepaid benefit cost                                        $   630        $   604        $    --        $    --
Accrued benefit liability                                        --             --         (3,137)        (3,038)
                                                            -------        -------        -------        -------
Net prepaid benefit (accrued liability)                     $   630        $   604        $(3,137)       $(3,038)
                                                            =======        =======        =======        =======

Assets of the U.S. and Canadian plans are invested primarily in equity and fixed income securities.

The weighted average assumptions as of the end of the periods were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                              U.S.  Plan                                 Canadian Plans
---------------------------------------------------------------------------------------------------------------------------------
July 31,                                         2000           1999           1998           2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Weighted average
  discount rate                                   7.00%          7.00%          7.00%          7.00%          6.75%          6.30%
Weighted average expected
  long term rate of return                        8.50%          8.50%          9.50%          8.00%          8.00%          8.00%

The components of pension expense for fiscal 2000, 1999, and 1998 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                U.S.  Plan                                 Canadian Plans
-----------------------------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                 2000           1999           1998           2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Service cost                                      $   48         $   47         $   28         $2,064         $2,131         $1,817
Interest cost                                        142            130            133            666            507            421
Expected return on plan assets                      (213)          (231)          (220)          (467)          (307)          (198)
One time adjustment                                   --             --             --             --             --           (174)
Net amortization                                      (3)            (9)           (12)            28             97              9
                                                  ------         ------         ------         ------         ------         ------
Net periodic benefit expense (credit)             $  (26)        $  (63)        $  (71)        $2,291         $2,428         $1,875
                                                  ======         ======         ======         ======         ======         ======

Defined Contribution Plans

The Company also maintains defined contribution and profit-sharing plans for eligible employees. Certain contributions are made under the matching provision of 401(k) plans, while the remainder are made at the discretion of the Company's Board of Directors. Expenses incurred by the Company in connection with these profit-sharing plans were $5.3 million, $3.8 million and $4.3 million for the years ended July 31, 2000, 1999, and 1998, respectively.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Note 9. Postretirement Benefits Other Than Pensions

Certain of the Company's operations are covered by postretirement health and life insurance benefits under unfunded plans.

The components that comprise the changes in the benefit obligation were as follows:

------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                                     2000           1999
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Benefit obligation at beginning of year                                              $ 6,053        $ 4,291
  Service cost                                                                           278            270
  Interest cost                                                                          436            362
  Actuarial (gain) loss                                                                 (217)         1,125
  Benefits paid                                                                          (29)           (16)
  Effect of currency translation                                                          73             21
                                                                                     -------        -------
Benefit obligation at end of year                                                    $ 6,594        $ 6,053
                                                                                     =======        =======

Amounts recognized in the consolidated balance sheets consist of:

------------------------------------------------------------------------------------------------------------
July 31,                                                                                2000           1999
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Funded status                                                                        $(6,594)       $(6,053)
Unrecognized net loss                                                                    976          1,320
                                                                                     -------        -------
Accrued postretirement benefit liability                                             $(5,618)       $(4,733)
                                                                                     =======        =======


The components of postretirement expense for fiscal 2000, 1999, and 1998 were as follows:

------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                      2000           1999           1998
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Service cost                                                          $   278        $   270        $   218
Interest cost                                                             436            362            335
Net amortization                                                          149             43             22
                                                                      -------        -------        -------
Net postretirement benefit expense                                    $   863        $   675        $   575
                                                                      =======        =======        =======

Future benefits were estimated assuming medical costs would increase at approximately an 8.00% annual rate for 2001, decreasing gradually to 4.00% in year 2005 and thereafter, and dental costs would increase at approximately 4.00% for 2001 and thereafter.

Assuming a 1.00% increase in this annual trend, the accumulated postretirement benefit obligation would have increased by $793,000 and $732,000 at July 31, 2000 and 1999, respectively and the postretirement benefit expense would have increased by approximately $98,000, $96,000 and $51,000 for fiscal 2000, 1999 and 1998, respectively. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.00% and 6.75% for the years ended July 31, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Note 10. Stock Benefit Plans

During fiscal 1999 the Company established the CDT Employee Stock Purchase Plan (the "ESPP") which provides eligible employees the right to purchase common stock of the Company on a quarterly basis at the lower of 85% of the common stock's fair market value on the first business day of a fiscal quarter or on the last business day of a fiscal quarter. There are 750,000 shares of common stock reserved for issuance under the ESPP. As of July 31, 2000, 603,342 shares of common stock remain available for issuance under the ESPP.

In December 1995, the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides that shares of common stock having a fair market value of $15,000 be granted annually to each non-employee director each August 1. Shares granted under the Non-Employee Plan were 2,490 in fiscal 2000, 2,142 in fiscal 1999 and 2,970 in fiscal 1998.

The Company maintains a Stock Purchase and Option Plan (the "Former Plan") which was terminated as to future grants effective upon completion of the Company's initial public offering on November 24, 1993 (the "Initial Public Offering"). As of the grant termination date, 6,249,816 options had been granted under the Former Plan to directors, executives and other key employees of the Company. Options issued under the Former Plan expire on the earlier of ten years after the date of grant (July 1988 through September 1992) or ten days after termination of employment. Substantially all of the outstanding options became fully vested as of the date of the Initial Public Offering. Substantially all of the options granted under the Former Plan were exercised prior to July 31, 1998.

A Long Term Performance Incentive Plan (the "Stock Option Plan") was adopted in September 1993 and provides for the granting to employees and other key individuals stock options, stock appreciation rights, restricted stock, performance units and other types of incentive awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 982,625 shares of common stock were reserved for issuance pursuant to the Stock Option Plan, and 63,102 remained available for issuance as of July 31, 2000.

A Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 2,700,000 shares of common stock, of which 1,687,500 shares are to be reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. As of July 31, 2000, 324,683 shares of common stock remain available for grant under the Supplemental Plan, including 13,433 available for issuance to employees of acquired companies.

A Long Term Performance Incentive Plan (the "1999 Plan") was adopted in April 1999 and amended in June 1999 and authorizes the grant of various types of incentive awards with respect to 2,260,500 shares of the Company's common stock. As of July 31, 2000, 31,230 shares remain available for issuance under the 1999 Plan.

The terms of stock options issued under the Former Plan, Stock Option Plan, Supplemental Plan and 1999 Plan (collectively "the Option Plans") include vesting over periods ranging from three to five years and an exercise price equal to the fair market value of the stock at the date of grant.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Certain information regarding stock option transactions is summarized below:

-------------------------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                   2000                          1999                          1998
-------------------------------------------------------------------------------------------------------------------------------
                                                          Weighted                      Weighted                      Weighted
                                                            Average                       Average                       Average
                                                           Exercise                      Exercise                      Exercise
                                                 Shares       Price           Shares        Price            Shares       Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                 5,454,068    $ 10.73         2,944,596     $  9.16          6,589,553    $  4.02
Granted/reissued                                 262,500      20.63         2,768,400       11.83            148,500      17.45
Exercised                                     (1,132,563)      9.93          (137,325)       1.54         (3,787,944)      0.54
Canceled/forfeited                               (48,165)      9.63          (121,603)       8.05             (5,513)     12.28
                                             ----------------------        ----------------------        ----------------------
Outstanding, end of year                       4,535,840    $ 11.51         5,454,068     $ 10.73          2,944,596    $  9.16
Exercisable at end of year                     1,299,764    $  9.66         1,182,150     $  7.93            771,003    $  4.56
                                             ----------------------        ----------------------        ----------------------
Weighted average fair value of
  options granted                            $     11.77                   $     3.70                    $      9.00

Information regarding stock options outstanding as of July 31, 2000 is summarized below:

-------------------------------------------------------------------------------------------------------------------------------
                                                                      Options Outstanding                   Options Exercisable
-------------------------------------------------------------------------------------------------------------------------------
                                                                            Weighted    Weighted                      Weighted
                                                                              Average     Average                       Average
                                                                            Remaining    Exercise                      Exercise
Range of Exercise Prices                                    Options  Contractual Life       Price            Options      Price
-------------------------------------------------------------------------------------------------------------------------------
$ 1.22 - $ 4.14                                             295,377         2.4 years      $ 2.40            295,377     $ 2.40
$ 8.13 - $12.28                                           2,362,932         7.8 years      $ 9.85            502,665     $ 9.53
$13.83 - $21.79                                           1,877,531         8.8 years      $15.03            501,722     $14.05

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

-------------------------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                                          2000               1999       1998
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Net income:          As reported                                                          $54,920            $39,641    $40,481
                     Pro forma                                                            $51,023            $37,649    $38,550
Basic EPS:           As reported                                                          $  1.29            $  0.92    $  0.93
                     Pro forma                                                            $  1.20            $  0.87    $  0.89
Diluted EPS:         As reported                                                          $  1.25            $  0.91    $  0.86
                     Pro forma                                                            $  1.18            $  0.86    $  0.82

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 2000, 1999, and 1998, respectively: risk-free interest rates of 6.36%, 5.87% and 5.93%; expected volatility of 59.0%, 58.5% and 53.0%; expected life of 5 years for all options; and an expected dividend yield of zero for all options. The Black-Scholes option valuation model was developed for use in valuing stock options with significantly different characteristics from those issued under the Option Plans, therefore, the model may not necessarily provide a reliable estimate of the fair value of the Company's employee stock options. Additionally, the SFAS No. 123 method of accounting is effective for options granted after August 1, 1995, and the above pro forma net income does not reflect any compensation cost that may have resulted if SFAS No. 123 had been applied to options granted prior to August 1, 1995. Incentive stock awards are granted at the discretion of the Company's Board of Directors, therefore, the type and number of awards previously issued may not be indicative of those to be granted in future periods.

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

Income before income taxes, as shown in the accompanying consolidated statements of income, includes the following components:

-----------------------------------------------------------------------------
Year Ended July 31,                                  2000      1999      1998
-----------------------------------------------------------------------------
(Dollars in thousands)
Domestic                                          $54,914   $35,133   $49,084
Foreign                                            35,297    31,231    16,732
                                                  -------   -------   -------
Income before income taxes                        $90,211   $66,364   $65,816
                                                  =======   =======   =======

Taxes on income, as shown in the accompanying consolidated statements of income, include the following components:

-----------------------------------------------------------------------------
Year Ended July 31,                                  2000      1999      1998
-----------------------------------------------------------------------------
(Dollars in thousands)
Current provision:
 Federal                                          $16,154   $13,893   $16,080
 State                                              3,541     2,381     3,533
 Foreign                                           12,279     9,622     3,892
                                                  -------   -------   -------
 Total current provision                           31,974    25,896    23,505
Deferred provision (benefit):
 Domestic                                           2,607    (1,353)      153
 Foreign                                              710     2,180     1,677
                                                  -------   -------   -------
 Total deferred provision                           3,317       827     1,830
                                                  -------   -------   -------
Income tax provision                              $35,291   $26,723   $25,335
                                                  =======   =======   =======

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


The effective rate differs from the statutory rate for the following reasons:

-----------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                                2000      1999      1998
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Tax provision based on the U.S. federal statutory tax rate                      $31,574   $23,227   $23,035
State income taxes, net of federal income tax benefit                             2,302     1,548     2,296
Research and development tax credit (Canada)                                       (224)     (302)     (877)
Foreign tax rates different from U.S. federal statutory rate                        857     1,127       586
Permanent items                                                                     584       829       169
All other, net                                                                      198       294       126
                                                                                -------   -------   -------
Income tax provision                                                            $35,291   $26,723   $25,335
                                                                                =======   =======   =======

The components of the deferred tax assets and liabilities recorded in the accompanying consolidated balance sheets at July 31, 2000 and 1999, which include net deferred tax liabilities recorded in connection with acquisitions and reflect reclassifications as a result of finalization of purchase accounting under APB 16, were as follows:

-----------------------------------------------------------------------------------------------------------
July 31,                                                                                     2000      1999
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Deferred Tax Assets:
 Accruals                                                                                $  4,989  $  5,222
 Postretirement and pension accruals                                                        2,822     2,246
 Asset valuations                                                                           6,624     4,979
 Uniform cost capitalization                                                                1,050     1,167
 Other                                                                                        180     1,322
                                                                                         --------  --------
 Total deferred tax assets                                                               $ 15,665  $ 14,936
                                                                                         --------  --------
Deferred Tax Liabilities:
 Excess of book basis over tax basis of fixed assets                                     $(27,164) $(22,042)
 Other                                                                                        (73)     (360)
                                                                                         --------  --------
 Total deferred tax liabilities                                                           (27,237)  (22,402)
                                                                                         --------  --------
Net deferred taxes before valuation allowance                                             (11,572)   (7,466)
Valuation allowance (foreign NOL)                                                              --      (217)
                                                                                         --------  --------
Net deferred tax liability                                                               $(11,572) $ (7,683)
                                                                                         ========  ========
Reconciliation to the consolidated balance sheets -
 Current deferred tax asset, net                                                         $ 11,834  $ 10,926
 Non-current deferred tax liability, net                                                  (23,406)  (18,609)
                                                                                         --------  --------
Net deferred tax liability                                                               $(11,572) $ (7,683)
                                                                                         ========  ========

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Note 12.  Net Income Per Share of Common Stock

Basic net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share of common stock is computed based on the weighted average common shares outstanding plus incremental common stock equivalent shares (shares issuable upon exercise of options). Incremental common stock equivalent shares are calculated for each measurement period based on the treasury stock method, under which the repurchases are assumed to be made at the average fair market value price per share of the Company's common stock during the period.

The following table sets forth the computation of basic and diluted earnings per share:

--------------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                      2000               1999                1998
--------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Numerator:
Net income                                                       $    54,920         $    39,641         $    40,481

Denominator:
Denominator for basic earnings per share                          42,665,123          43,175,804          43,500,741
Shares issuable from assumed conversion
  of dilutive stock options                                        1,421,076             517,012           3,481,473
                                                                 -----------         -----------         -----------
Denominator for diluted earnings per share                        44,086,199          43,692,816          46,982,214
Basic earnings per common share                                  $      1.29         $      0.92         $      0.93
Diluted earnings per common share                                $      1.25         $      0.91         $      0.86

Options to purchase 247,500 and 2,843,963 shares of common stock were outstanding during fiscal 2000 and 1999, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods.

Note 13. Acquisitions

On August 3, 1998, the Company acquired an 80% interest in HEW-Kabel Heinz Eilentropp GmbH & Co. KG, and related entities, ("HEW/CDT") located in Wipperfurth, Germany. The acquisition was accounted for using the purchase method under APB Opinion No. 16 and the assets and liabilities assumed were as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                                                            HEW/CDT
--------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Assets acquired, net of cash                                                                               $ 67,458
Liabilities assumed                                                                                         (22,980)
Notes issued                                                                                                (10,307)
                                                                                                           --------
Net cash paid                                                                                              $ 34,171
                                                                                                           ========

On March 31, 2000, the Company acquired the outstanding stock of Hamilton USA, Inc. ("BoseLAN/CDT"), a Silicon Valley company located in Fremont, California. BoseLAN/CDT is a developer of high performance electronic and fiber optic components.

On February 24, 2000, the Company purchased 85% of the outstanding stock of Industria Tecnica Cavi S.R.L. ("ITC/CDT"), and entered into an agreement to purchase the remaining 15% of the stock at a later date. ITC/CDT is an Italian manufacturer of coaxial cable.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


On March 12, 1999 the Company acquired the outstanding stock of the Tennecast Company ("Tennecast/CDT") of Barberton, Ohio, a manufacturer of precision aluminum tire castings and computer designed and machined mold models utilized for tire castings.

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

The acquisitions of BoseLAN/CDT, ITC/CDT, Tennecast/CDT, Red Hawk/CDT, Barcel/CDT, and Orebro/CDT were accounted for under the purchase method of accounting. Under the purchase method, the Company allocates the purchase price based on the estimated fair market value of the assets and liabilities acquired.

Note 14. Industry and Geographic Segment Information

The Company's operations are organized into two business segments: the Network Communication segment and the Specialty Electronic segment. The Network Communication segment encompasses connectivity products used within computer networks and communication infrastructures for the electronic transmission of data, voice, and multimedia. Products included in this segment are high performance network cable, fiber optic cable, passive and active components, including connectors, wiring racks and panels, and interconnecting hardware for end-to-end network structured wiring systems, and communication cable products for local loop, central office, wireless and other applications, including assembly of products for the wireless marketplace. The Specialty Electronic segment encompasses electronic cable products that are used in automation and process control applications as well as specialized wire and cable products for niche markets, including commercial aviation and automotive electronics.

The accounting policies of the reportable segments are the same as those described in "Significant Accounting Policies" (Note 2). The Company evaluates segment performance based on operating profit excluding nonrecurring income and expense, after allocation of Corporate expenses. Corporate assets, which primarily consist of cash, deferred income taxes and other deferred costs, are immaterial and are allocated to the operating segments.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


The Company has no inter-segment revenues. Summarized financial information for the Company's operating segments for the years ended July 31, is as follows:

--------------------------------------------------------------------------------------------------
                                                             Network      Specialty
                                                       Communication     Electronic
                                                             Segment        Segment          Total
--------------------------------------------------------------------------------------------------
(Dollars in thousands)
Sales:
  2000                                                      $545,021       $252,803       $797,824
  1999                                                       446,580        237,419        683,999
  1998                                                       458,506        193,162        651,668

Depreciation and amortization expense:
  2000                                                        13,697          7,752         21,449
  1999                                                        11,535          7,295         18,830
  1998                                                         9,812          4,233         14,045

Segment operating profit:
  2000                                                        62,191         40,964        103,155
  1999                                                        50,264         35,206         85,470
  1998                                                        55,121         24,426         79,547

Total assets:
  2000                                                       376,966        238,387        615,353
  1999                                                       359,910        235,190        595,100
  1998                                                       335,824        169,603        505,427

Capital expenditures:
  2000                                                        16,003          6,025         22,028
  1999                                                        18,943          6,319         25,262
  1998                                                        37,132         12,116         49,248

The following summarizes external sales to customers and long-lived assets located in the Company's country of domicile and certain foreign countries:

--------------------------------------------------------------------------------------------------
July 31,                                                        2000           1999           1998
--------------------------------------------------------------------------------------------------
(Dollars in thousands)

Sales:
 United States                                              $497,319       $410,744       $426,337
 Canada                                                      121,882        117,994        119,087
 Other                                                       178,623        155,261        106,244
                                                            --------       --------       --------
  Total                                                     $797,824       $683,999       $651,668
                                                            ========       ========       ========
Long-lived assets:
 United States                                              $ 77,832       $ 75,304       $ 71,519
 Canada                                                       74,160         71,815         64,927
 Germany                                                      27,086         30,677             --
 Other                                                        29,323         26,326         26,178
                                                            --------       --------       --------
  Total                                                     $208,401       $204,122       $162,624
                                                            ========       ========       ========

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Note 15. Lease Commitments

Rental expense under noncancelable leases was approximately $5.3 million, $5.0 million and $5.4 million for the years ended July 31, 2000, 1999 and 1998, respectively. Operating leases relate principally to manufacturing, warehouse and office space. Minimum annual rents payable under noncancelable leases in each of the next five years and thereafter are as follows:

-----------------------------------------------------------------------------
Year Ended July 31,                                                     Total
-----------------------------------------------------------------------------
(Dollars in thousands)
2001                                                                  $ 5,516
2002                                                                    4,206
2003                                                                    3,469
2004                                                                    2,380
2005                                                                    1,536
Thereafter                                                                637
                                                                      -------
          Total future minimum lease payments                         $17,744
                                                                      =======

Note 16. Commitments and Contingencies

Certain claims have been asserted against the Company in connection with patent and trademark matters. In management's opinion, any liability that might be incurred in connection with these claims would not have a material effect upon the Company's financial position, or results of operations or cash flows.

As of July 31, 2000, the Company had outstanding letters of credit of $3.1 million in connection with the purchase of ITC/CDT (see Note 13), and $0.8 million under its workers' compensation policy. The Company also maintains a $1.2 million bond in connection with workers' compensation self-insurance in the state of Massachusetts.

Note 17. Related Party Transactions

In the normal course of business the Company enters into transactions for the purchase of materials, equipment and services with entities that are affiliated with or owned by an officer/stockholder. Such transactions totaled $0.9 million, $1.2 million and $1.1 million for the years ended July 31, 2000, 1999 and 1998, respectively.

During fiscal 1999 and 1998 the Company had an agreement to pay management fees to each of two beneficial stockholders. Selling, general and administrative expenses include $100,000 in 1999 and 1998 for fees paid under this agreement.

Note 18. Nature of Business and Disclosures About Fair Value of Financial Instruments

Concentrations of credit risk with respect to trade receivables are limited due to the Company's wide variety of customers and the many markets into which the Company's products are sold, as well as the many different geographic areas in which such customers and markets are located. As a result, at July 31, 2000, the Company does not believe it has any significant concentrations of credit risk.

The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates which are based upon market rates or fixed rates which approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries


Note 19. Nonrecurring Income and Expense

During fiscal 1999, the Company purchased 2,394,078 shares of common stock held by certain key employees. The stock was acquired by the employees more than six months previously upon the exercise of incentive stock options granted primarily in 1988 and 1989 and expiring in 1998 and 1999. In connection with the purchase of this stock, the Company incurred a $6.3 million nonrecurring charge representing incentive payments which were made to partially compensate the employees for the difference between the income tax rates for ordinary income and for long term capital gains. As a result of this transaction, the Company received a cash benefit of approximately $12.8 million realized through the reduction of income taxes payable.

Also in fiscal 1999, the Company realized a nonrecurring gain of $1.1 million on the sale of certain assets related to the discontinued DynaTraX(TM) product line.

A nonrecurring charge of $6.1 million was incurred in fiscal 1998 to provide for costs related to the discontinuance of the DynaTraX(TM) product line and other restructuring activities at NORDX/CDT. These costs primarily represented asset valuation provisions and employee separation costs. The Company recognized $0.2 million and $0.3 million of nonrecurring income in fiscal 2000 and 1999, respectively, upon revision of estimates of the remaining costs to be incurred in connection with these activities. As of July 31, 2000, no amounts remain to be paid.

Note 20. Quarterly Financial Information (unaudited)
Quarterly financial data are summarized as follows:

----------------------------------------------------------------------------------------------------------------------
Fiscal Year 2000                                                    First         Second          Third         Fourth
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Sales                                                            $187,622       $178,179       $204,900       $227,123
Gross profit                                                       56,286         50,465         58,969         68,125
Income from operations                                             25,150         20,721         26,183         31,290/1/
Net income                                                         12,984         10,423         14,017         17,496/2/
Per share information:
Basic earnings per common share                                  $   0.31       $   0.25       $   0.33       $   0.40
Diluted earnings per common share                                $   0.30       $   0.24       $   0.32       $   0.39/2/

/1/  Includes $0.2 million of nonrecurring income (see Note 19).

/2/ Excluding nonrecurring income (see Note 19), net income was $17.4 million, or $0.39 per diluted share.

----------------------------------------------------------------------------------------------------------------------
Fiscal Year 1999                                                    First         Second          Third         Fourth
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Sales                                                            $173,624       $160,896       $165,611       $183,868
Gross profit                                                       53,741         46,866         46,521         57,402
Income from operations                                             24,070         12,118/1/      18,677/1/      25,710/1/
Net income                                                         12,364          4,806/2/       8,883/2/      13,588/2/
Per share information:
Basic earnings per common share                                  $   0.27       $   0.11       $   0.21       $   0.32
Diluted earnings per common share                                $   0.27       $   0.11/2/    $   0.21/2/    $   0.32/2/

/1/ Includes $6.3 million of nonrecurring expense, $1.1 million of nonrecurring income, and $0.3 million of nonrecurring income in the second, third and fourth quarters, respectively (see Note 19).

/2/ Excluding nonrecurring items (see Note 19), net income was $9.0 million, or $0.21 per diluted share, $8.1 million, or $0.19 per diluted share and $13.4 million, or $0.31 per diluted share for the second, third and fourth quarters, respectively.

Selected Historical Consolidated Financial Data
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------------
For the Year Ended July 31,                                     2000           1999           1998           1997           1996
--------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
Income Statement Data:
Sales                                                       $797,824       $683,999       $651,668       $516,996       $357,352
Income from operations                                       103,344/1/      80,575/2/      73,454/2/      62,602         31,527/2/
Income before extraordinary items                             54,920         39,641         40,481         36,035         15,881
Extraordinary loss on early
 extinguishment of debt                                           --             --             --             --           (596)
Net income                                                    54,920/3/      39,641/3/      40,481/3/      36,035         15,285/3/

Net Income Per Share of Common Stock:
 Basic                                                          1.29           0.92           0.93           0.87           0.43
 Diluted                                                        1.25/3/        0.91/3/        0.86/3/        0.78           0.36/3/

Weighted Average Shares Outstanding:
 Basic                                                        42,665         43,176         43,501         41,397         35,949
 Diluted                                                      44,086         43,693         46,982         46,332         41,910

--------------------------------------------------------------------------------------------------------------------------------
As of July 31,                                                  2000           1999           1998           1997           1996
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                                                $615,353       $595,100       $505,427       $429,499       $320,105
Long-term debt                                               153,336        171,727        136,052        126,661         71,384

/1/  Includes $0.2 million of nonrecurring income in fiscal 2000.

/2/ Includes $4.9, $6.1 and $16.7 million of nonrecurring charges in fiscal 1999, 1998 and 1996, respectively.

/3/ Excluding nonrecurring and extraordinary items, net income was $54.8, $42.9, $44.4 and $26.4 million in fiscal 2000, 1999, 1998 and 1996, respectively, and net income per diluted share was $1.24, $0.98, $0.95 and $0.63 in fiscal 2000, 1999, 1998 and 1996, respectively.

Directors, Officers and Corporate Information
Cable Design Technologies Corporation and Subsidiaries

Directors
Lance Balk
Partner, Kirkland & Ellis

Bryan C. Cressey*
Partner, Thoma Cressey
Equity Partners

George C. Graeber
Chief Operating Officer,
Cable Design Technologies Corporation

Michael F. O. Harris
Managing Director,
The Northern Group

Glenn Kalnasy
Managing Director,
The Northern Group

Ferdinand Kuznik
President of Motorola
Europe, Middle East and Africa

Paul M. Olson
President and Chief Executive Officer,
Cable Design Technologies Corporation

Richard C. Tuttle
Principal, Prospect Partners

*Chairman of the Board of Directors,
Cable Design Technologies Corporation

Director Emeritus
Myron S. Gelbach Jr.
Independent Financial
Consultant

Executive and Corporate Officers
Paul M. Olson
President and Chief
Executive Officer

George C. Graeber
Chief Operating Officer

Michael A. Dudley
Executive Vice President
President, CDT International

Normand R. Bourque
Executive Vice President
President, NORDX/CDT

Peter Sheehan
Executive Vice President

Ian Mack
Group President, Europe

David R. Harden
Senior Vice President
President, West Penn/CDT

Kenneth O. Hale
Vice President
Chief Financial Officer

Charles B. Fromm
Vice President
General Counsel
and Secretary

Annual Meeting
Wednesday, December 6, 2000
10:00 A.M. (Eastern Time)
DoubleTree Hotel Pittsburgh
1000 Penn Avenue
Pittsburgh, Pennsylvania 15222

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for fiscal 2000 is available without charge to stockholders upon written request to Investor Relations at the Company's headquarters.

Stock Transfer Agent & Registrar
Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation and transfer procedures should be addressed to:

Fleet National Bank
c/o EquiServe Limited Partnership
P.O. Box 8040
Boston, Massachusetts 02266
(781) 575-3120
Allow three weeks for a reply.

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

The following table sets forth the high and low sales price per share of the common stock during the applicable fiscal quarters indicated. The Company did not pay cash dividends on the common stock during the periods set forth.

Fiscal 2000
-----------------------------------------------------------------------------
                                                           High           Low
-----------------------------------------------------------------------------
First                                                  15 15/16       11 1/16
Second                                                 18 11/16       13 3/16
Third                                                  22  7/8        15 3/8
Fourth                                                 25 13/16       17 1/2

Fiscal 1999
-----------------------------------------------------------------------------
                                                           High           Low
-----------------------------------------------------------------------------
First                                                  14  1/16        6 3/8
Second                                                 16  9/16       11
Third                                                  12 11/16        7 5/16
Fourth                                                 12 15/16        8 3/8

41