Form 10-K, Exhibit 13
period 2001-07-31
CABLE DESIGN TECHNOLOGIES CORP
filed 2001-10-29
CIK 913142

                                                                    Exhibit 13.1

                                                        CDT 2001 Annual Report 9

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following discussion of Cable Design Technologies Corporation's ("the Company") consolidated historical results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this report.

     Cable Design Technologies is a leading manufacturer of technologically advanced connectivity products for the Network Communication and Specialty Electronic marketplaces. Network Communication encompasses connectivity products used within computer networks and communication infrastructures for the electronic transmission of data, voice and multimedia. Products included in this segment are high bandwidth network and interconnect cables, fiber optic cable and passive components, including connectors, wiring racks and panels, and interconnecting hardware for end-to-end network structured wiring systems, and communication cable products for local loop, central office, wireless and other applications. The Specialty Electronic segment encompasses electronic cable products for automation and process control applications as well as specialized wire and cable products for niche markets, including commercial aviation and automotive electronics.

OVERVIEW

Sales for the year ended July 31, 2001 ("fiscal 2001") decreased 4%, to $763.2 million compared to sales of $797.8 million for the year ended July 31, 2000 ("fiscal 2000"). Excluding the unfavorable effect of foreign currency translation on sales due to the comparatively strong U.S. dollar in fiscal 2001, the decrease in sales was only 2%. Sales for the year were negatively impacted by the slowdown in the U.S. economy and the telecommunication marketplace that began in the second half of the Company's fiscal year. Year over year sales growth for the first half of fiscal 2001 was 14% compared to a decline of 20% for the second half of the year. Sales for the Network Communication segment decreased 6% to $512.7 million, and represented 67% of total company revenue. The decrease in sales for this segment was primarily due to a 58% decline in sales of wireless products due to the loss of the principal customer for wireless assembly services, as well as lower sales of certain other products for the telecommunication marketplace due to the slowdown. Sales for the Specialty Electronic segment were $250.5 million, a decrease of 1% over the prior year. The operating margin, excluding nonrecurring items in both years, was 9.5% for fiscal 2001 compared to 12.9% for fiscal 2000. Excluding nonrecurring items in both years, earnings per diluted share for fiscal 2001 were $0.84 compared to $1.24 for fiscal 2000. During fiscal 2001, the Company reduced debt by over $28 million, improving its net debt to total capitalization ratio to 25% compared to 32% a year ago.

The following table presents, for the periods indicated, summary selected financial data from the Company's statements of income, and should be read in conjunction with the following discussion.


--------------------------------------------------------------------------------
Year Ended July 31,                            2001          2000           1999
--------------------------------------------------------------------------------
(Dollars in thousands)
Sales                                     $ 763,225     $ 797,824      $ 683,999
Gross profit                                214,815       233,845        204,530
Selling, general and
   administrative expenses                  134,365       123,582        111,147
Amortization of goodwill                      2,378         2,482          2,463
Research and development
   expenses                                   5,211         4,626          5,450
Income from operations
   before nonrecurring items                 72,861       103,155         85,470
Nonrecurring expense
   (income)                                  17,577          (189)         4,895
Income from operations                       55,284       103,344         80,575
Net income excluding
   nonrecurring items                     $  37,781     $  54,799      $  42,930
Net income                                $  23,456     $  54,920      $  39,641

10 CDT 2001 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

YEAR ENDED JULY 31, 2001 COMPARED WITH
YEAR ENDED JULY 31, 2000

Sales decreased $34.6 million, or 4%, to $763.2 million for fiscal 2001 compared to $797.8 million for fiscal 2000. Sales attributable to acquisitions represented approximately 1% of fiscal 2001 sales.

     Network Communication segment sales declined 6%, to $512.7 million for fiscal 2001 compared to sales of $545.0 million in fiscal 2000. The decline in sales for this segment was primarily due to a 58% decline in sales of wireless products attributable to the previously reported loss of the principal customer for wireless assembly services. Additionally, the slowdown in the U.S. economy and the telecommunication market which began in the second half of the fiscal year negatively impacted sales in the Network Communication segment, including sales of computer interconnect products, primarily for telecom switching applications, which declined 23% and central office products which increased only 5% for the full year compared to a 75% increase for the first half of fiscal 2001. An increase of 36% in sales of enhanced gigabit network cables was more than offset by a 44% decline in sales of the lower performance rated Category 5 network cable. Another area of growth was a 46% increase in sales of fiber optic connectivity products, primarily single mode cable.

     Fiscal 2001 sales for the Specialty Electronic segment decreased $2.3 million, or 1%, to $250.5 million. Incremental sales attributable to businesses acquired during fiscal 2000 contributed $5.7 million to sales for this segment. Excluding acquisitions, the 3% sales decline in this segment was primarily due to lower sales of industrial cables, which the Company believes reflects adjusted inventory levels at electronic equipment distributors in response to the economic slowdown.

     Sales outside of North America increased $1.7 million, or 1%, to $180.3 million in fiscal 2001 compared to $178.6 million in fiscal 2000. The increase in international sales was primarily due to the acquisition of ITC/CDT in fiscal year 2000, as well as higher first half sales of central office cable products in Western Europe. These increases were partially offset by the unfavorable foreign currency translation effect on sales by the Company's European subsidiaries due to a decline in the value of certain European currencies against the dollar.

     Gross profit decreased $19.0 million, or 8%, to $214.8 million in fiscal 2001 compared to $233.8 million for fiscal 2000. The decline in gross profit was due to lower sales volume, as well as reduced gross margins for both the Network Communication and Specialty Electronic segments primarily due to volume inefficiencies as a result of the lower sales volume. The overall gross margin for fiscal 2001 was 28.1% compared to 29.3% for fiscal 2000. The lower Network Communication segment gross margin was primarily due to lower margins for network cable, network structured wiring components, computer interconnect, and outside plant communication cable. In addition to volume inefficiencies, the gross margin for this segment was unfavorably impacted by lower pricing on Category 5 and 5e network cable and a shift in product mix for structured wiring components. The reduction in gross margin for the Specialty Electronic segment was due to a lower margin for automation and process control products due primarily to a higher average cost of copper, volume inefficiencies and competitive market conditions, as well as a lower margin for aerospace and automotive cables due to product mix.

     Selling, general and administrative expenses ("SG&A") increased $10.8 million, or 9%, to $134.4 million for fiscal 2001 compared to $123.6 million for fiscal 2000. The increase in SG&A was primarily due to an increase in bad debt expense, the additional SG&A of acquired businesses and costs associated with the establishment of the European and Fiber Optic management groups in the first fiscal quarter. The increase in bad debt expense was primarily due to the bankruptcy of a large distribution customer, and higher provisions for bad debt, particularly in the fourth fiscal quarter, due to the slowdown in the telecommunication marketplace and the overall economy. SG&A as a percentage of sales increased to 17.6% for fiscal 2001 compared to 15.5% for fiscal 2000, due to the factors noted above combined with the lower sales volume. Research and development expense increased $0.6 million to $5.2 million compared to $4.6 million in fiscal 2000.

     Nonrecurring charges of $17.6 million ($14.3 million net of tax) were incurred during fiscal 2001 related to restructuring, goodwill impairment, and a loss on the sale of a business. In the fourth quarter of fiscal 2001, a restructuring charge of $6.1 million

                                                       CDT 2001 Annual Report 11

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

($3.8 million, net of tax) was incurred representing severance costs associated with a workforce reduction of approximately 600, including workers under contract manufacturing arrangements. Also in the fourth quarter, the Company incurred a non-cash goodwill impairment charge of $9.4 million ($8.4 million, net of tax). The majority of the goodwill impairment charge is not deductible for tax purposes. The goodwill impairment charge reflects the Company's evaluation of the recoverability of the carrying value of goodwill for certain of its operations based on the estimates of future cash flows for the affected operations. Fiscal 2001 nonrecurring charges also include a $2.1 million loss on the sale of a business in the third quarter. Nonrecurring income of $0.2 million ($0.1 million net of tax) was recognized in fiscal 2000.

     Income from operations, excluding nonrecurring items in both years, decreased $30.3 million, or 29%, to $72.9 million in fiscal 2001 compared to $103.2 million for fiscal 2000, and the operating margin was 9.5% for fiscal 2001 compared to 12.9% for fiscal 2000. Including nonrecurring items, income from operations was $55.3 million for fiscal 2001 compared to $103.3 million for fiscal 2000.

     Interest expense for fiscal 2001 decreased $2.8 million to $9.0 million compared to $11.8 million for fiscal 2000. The decrease was primarily due to the lower average balance of debt outstanding, as the Company reduced debt by $28.3 million during fiscal 2001. The effective tax rate for fiscal 2001 increased to 48.3% compared to 39.1% for fiscal 2000, primarily due to the fact that $8.9 million of the nonrecurring charges for goodwill impairment and loss on the sale of a business were not deductible for income tax purposes. Excluding nonrecurring items in both years, the effective tax rate was 39.9% for fiscal 2001 compared to 39.1% for fiscal 2000.

     Excluding nonrecurring items in both years, fiscal 2001 earnings per share decreased 32% to $0.84 per diluted share on net income of $37.8 million, compared to $1.24 per diluted share for fiscal 2000 on net income of $54.8 million. Including nonrecurring items, earnings per share decreased to $0.52 per diluted share on net income of $23.5 million for fiscal 2001 compared to $1.25 per diluted share on net income of $54.9 million for fiscal 2000.

YEAR ENDED JULY 31, 2000 COMPARED WITH
YEAR ENDED JULY 31, 1999

Sales increased $113.8 million, or 17%, to a record $797.8 million for fiscal 2000 compared to $684.0 million for the year ended July 31, 1999 ("fiscal 1999"). Sales for the Network Communication segment grew 22%, to $545.0 million, and sales for the Specialty Electronic Segment increased $15.4 million, or 6%, to $252.8 million.

     The growth in sales for the Network Communication segment was lead by a 100% increase in sales of enhanced gigabit network cables as a result of growth in demand for higher bandwidth within premise network systems. The increased demand for these higher margin gigabit network cables was partially offset by a 14% decline in sales of the lower performance rated Category 5 network cable and, compared to fiscal 1999, lower average selling prices in the U.S. marketplace for Category 5 and 5e network cables. Sales of central office communication and computer interconnect cable products increased 53% and 35%, respectively, over fiscal 1999. The increase in demand for both central office and computer interconnect cable products was driven by the growth of competitive local exchange carriers, Internet service providers and application service providers within the telecommunication industry. Sales of wireless cable and assembly services grew 37% as a result of strong demand for cellular communications. Sales growth in other product lines also contributed to the increase in Network Communication segment sales, including 27% sales growth for fiber optic connectivity products and 16% for network components (excluding components used in fiber optic applications).

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

12 CDT 2001 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

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

     SG&A increased $12.5 million, or 11%, to $123.6 million for fiscal 2000 compared to $111.1 million for fiscal 1999. The increase in SG&A was primarily due to higher sales volume and performance related expenses. SG&A for fiscal 2000 also includes an additional $1.4 million provision against accounts receivable due to uncertainty regarding the financial reporting and condition of a large distribution customer. SG&A as a percentage of sales decreased to 15.5% for fiscal 2000 compared to 16.2% for fiscal 1999, as the percentage growth in sales exceeded the growth in SG&A. Research and development expenses decreased $0.9 million to $4.6 million compared to $5.5 million in fiscal 1999.

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

     Interest expense for fiscal 2000 decreased $1.5 million to $11.8 million compared to $13.3 million for fiscal 1999. The decrease was primarily due to the lower average balance of debt outstanding. The Company reduced outstanding debt by $52.4 million during fiscal 2000. The effective tax rate for fiscal 2000 decreased to 39.1% compared to 40.3% for fiscal 1999, primarily due to the fact that approximately $0.9 million of the fiscal 1999 net nonrecurring charge was not deductible for income tax purposes. Excluding net nonrecurring items in both years, the effective tax rate decreased to 39.1% compared to 39.8% for fiscal 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2001 operating working capital increased $1.0 million. The increase in operating working capital was primarily the result of a decrease in accounts payable of $19.6 million and increases in inventory of $17.8 million and prepaid and other current assets of $6.6 million, which were partially offset by a decrease in accounts receivable of $43.8 million. The change in operating working capital excludes changes in cash and current maturities of long-term debt.

                                                       CDT 2001 Annual Report 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

     During fiscal 2001 the Company generated $57.7 million of net cash from operating activities after providing for the increase in working capital. Net cash used by investing activities during fiscal 2001 of $36.8 million included $38.1 million expended for capital projects and $1.3 million of proceeds from the sale of a business. Net cash used by financing activities during fiscal 2001 of $22.3 million included $28.3 million of cash used to reduce debt and $6.0 million received from the exercise of stock options and issuance of common stock pursuant to the Company's employee stock purchase plan. The net decrease in cash for fiscal 2001 was $1.8 million.

     During fiscal 2001, the Company expended $38.1 million for capital projects, including approximately $7 million to purchase two previously leased buildings. Expenditures were primarily invested in additional equipment to expand capacity for both Network Communication and Specialty Electronic products.

     The Company's primary credit agreement ("Credit Agreement") is comprised of a $121.3 million U.S. revolving facility, including a $50.0 million Deutschmark sub-facility, and a CDN $115.0 million Canadian revolving facility. The Credit Agreement matures in April 2002. In addition to the Credit Agreement, the Company has a 364-day, unsecured bank revolving credit agreement (the "364-day Facility") with a maximum principal amount of $15 million, and a foreign credit facility in the United Kingdom (the "European Credit Agreement") that provides for up to approximately $10.7 million of borrowings. The Credit Agreement and 364-day Facility include provisions whereby the applicable margins over the prime rate and the base rate, as defined, respectively, or the London Inter-Bank Offered Rate ("LIBOR") are based on the attainment of certain performance factors. The 364-day Facility expires March 8, 2002. The Credit Agreement and 364-day Facility contain customary financial and non-financial covenants, except the 364-day Facility is limited by the terms of the Credit Agreement. On July 31, 2001, the Company had availability of approximately $76.6 million under the Credit Agreement, $15.0 million under the 364-day Facility and $5.5 million under the European Credit Agreement. The Company is in the process of refinancing its existing credit facilities and expects the refinancing to be completed prior to the maturity date of the existing Credit Agreement. It is anticipated that the Company's current credit facilities, discussed above, will be replaced with up to a $250 million revolving credit facility which would include provisions whereby applicable interest rate margins are based on the attainment of certain performance factors and would contain customary financial and non-financial covenants. The applicable margin over LIBOR, based on the Company's current leverage ratio, is expected to be greater than the present 50 basis point margin, and the applicable commitment fee applied to the unused portion of the facility is also expected to be greater than the present 0.15%. Based on the Company's current expectations for its business, management believes that its cash flow from operations and the available portion of its credit facilities, as well as the Company's anticipated refinancing of such credit facilities, will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

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

FLUCTUATION IN COPPER PRICE

The cost of copper in inventories, including finished goods, reflects purchases over various periods of time ranging from one to several months for each of the Company's operations. For certain communication cable products, profitability is generally not significantly affected by volatility of copper prices as selling prices are generally adjusted for changes in the market price of copper, however, differences in the timing of selling price adjustments do occur and may impact near term results. For other products, although selling prices are not generally adjusted to directly reflect changes in copper prices, the relief of copper costs from inventory for those operations having longer inventory cycles may affect profitability from one period to the next following periods of significant movement in the cost of copper. The Company does not engage in activities to hedge the underlying value of its copper inventory.

14 CDT 2001 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------


INTEREST RATE SENSITIVITY

The table below provides information about the Company's financial instruments, primarily debt obligations, which are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates for debt obligations by expected maturity date and the currency in which the instrument's cash flows are denominated. Weighted average variable interest rates are based on the rates in effect at the reporting date for the respective debt obligations. No assumptions have been made for future changes in such variable rates. The fair value of fixed rate debt obligations as determined under current market interest rate assumptions does not differ materially from the carrying value as presented below. The information is provided in U.S. dollar equivalents, which is the Company's reporting currency.




----------------------------------------------------------------------------------------------------------------------
                                                        Expected Maturity Date For Periods Ending July 31,
----------------------------------------------------------------------------------------------------------------------
                                              Demand                                                  There-
                                       Type*   Notes     2002    2003    2004       2005       2006    After   Total
----------------------------------------------------------------------------------------------------------------------
(U.S. dollar equivalents in millions)                         Balance/Average Interest Rate
Demand notes payable
   British pound                        VR     $3.3                                                             $ 3.3
                                                6.1%                                                              6.1%
   Swedish krona                        VR     $1.6                                                             $ 1.6
                                                5.4%                                                              5.4%
   Australian dollar                    VR     $0.1                                                             $ 0.1
                                                5.9%                                                              5.9%
   Deutschmark                          VR     $0.4                                                             $ 0.4
                                                6.8%                                                              6.8%
Long-term debt
   U.S. dollar                          FR              $ 0.1    $0.1    $0.0      $ 0.0       $0.0    $0.1     $ 0.3
                                                          9.2%    7.9%    6.2%       4.0%       4.0%    4.0%     6.6%
   Deutschmark                          FR              $ 1.9    $1.5    $1.1      $ 0.4       $0.4    $0.6     $ 5.9
                                                          5.2%    5.2%    5.2%       5.2%       5.2%    5.2%     5.2%
   Italian lira                         FR              $ 0.4    $0.3    $0.2      $ 0.2       $0.1    $0.0     $ 1.2
                                                          6.8%    6.8%    6.8%       6.8%       6.8%    6.8%     6.8%
   U.S. dollar                          VR              $23.5                                                   $23.5
                                                          4.3%                                                    4.3%
   Canadian dollar                      VR              $62.0                                                   $62.0
                                                          4.8%                                                    4.8%
   Deutschmark                          VR              $30.3                                                   $30.3
                                                          5.0%                                                    5.0%
   Italian lira                         VR              $ 0.8    $0.1    $0.1      $ 0.1       $0.0             $ 1.1
                                                          3.8%    5.7%    5.7%       5.7%       5.7%             4.3%

*VR-Variable interest rate; FR-Fixed interest rate

                                                       CDT 2001 Annual Report 15

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

New Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") in June 2001. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective August 1, 2002, and has not yet determined the impact of adoption. The Company recorded $2.4 million of goodwill amortization expense in fiscal 2001. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company is required to adopt SFAS 143 August 1, 2002 and has not yet determined the impact, if any, of adoption.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and provides further guidance regarding the accounting and disclosure of long-lived assets. The Company is required to adopt SFAS 144 effective August 1, 2002, and has not yet determined the impact, if any, of adoption.

Introduction of the Euro Currency

The European Economic Monetary Union's ("EEMU") common currency, the euro, was implemented effective January 1, 1999, at which time fixed exchange rates were established between the legacy currencies of the participating countries and the euro. During the transition period, which extends through June 30, 2002, transactions may be conducted in either the euro or the legacy currencies. The Company has subsidiaries in the United Kingdom, Sweden, Denmark, Italy and Germany which have customers and suppliers in participating EEMU countries. The Company's Italian and German subsidiaries are the only subsidiaries domiciled in participating EEMU countries. The Company's German subsidiary converted to the euro as the functional currency effective August 1, 2001, and conversion to the euro for the Italian subsidiary will be phased in prior to January 1, 2002. The Italian subsidiary currently has the ability to support transactions in both the euro and its respective legacy currency. At this time, the Company believes that the use of the euro will not have a significant impact on the manner in which it conducts business. The EEMU's introduction of the euro may potentially have economic and business implications, such as changes in product pricing and currency exchange risks, for businesses within the EEMU as well as for businesses outside the EEMU that do business with companies within the EEMU. The Company does not believe that such effects will have a material impact on its consolidated results of operations or financial condition, although there can be no assurance that unanticipated effects will not have an adverse impact on the Company's future results of operations.

Forward Looking Statements-Under the Private Securities Litigation Act of 1995

Certain of the statements in this annual report are forward-looking statements, including, without limitation, statements regarding future financial results and performance and other beliefs, expectations or opinions of the Company and its management. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including the market demand for the Company's products, competitive pressures, the ability to achieve reductions in operating costs and to continue to integrate acquisitions, the ability to refinance the Company's credit facilities, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters and other specific factors discussed in the Company's Annual Report on Form 10-K for the year ended July 31, 2001 and other SEC filings. The information contained herein represents management's best judgment as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments or information obtained after the date hereof and disclaims any legal obligation to the contrary.

16 CDT 2001 Annual Report

Report of Independent Public Accountants

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------



TO THE BOARD OF DIRECTORS OF CABLE DESIGN
TECHNOLOGIES CORPORATION AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Cable Design Technologies Corporation (a Delaware corporation) and Subsidiaries as of July 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Design Technologies Corporation and Subsidiaries as of July 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2001, in conformity with accounting principles generally accepted in the United States.


/S/ Arthur Andersen LLP

Pittsburgh, Pennsylvania
September 26, 2001

                                                       CDT 2001 Annual Report 17

Consolidated Statements of Income

Cable Design Technologies Corporation and Subsidiaries



--------------------------------------------------------------------------------------------------
Year Ended July 31,                                            2001           2000           1999
--------------------------------------------------------------------------------------------------
(In thousands, except per share information)
Sales                                                     $ 763,225       $ 797,824     $ 683,999
Cost of sales                                               548,410         563,979       479,469
                                                          ---------       ---------     ---------
   Gross Profit                                             214,815         233,845       204,530
Selling, general and administrative expenses                134,365         123,582       111,147
Amortization of goodwill                                      2,378           2,482         2,463
Research and development expenses                             5,211           4,626         5,450
Nonrecurring expense (income), net                           17,577            (189)        4,895
                                                          ---------       ---------     ---------
   Income from operations                                    55,284         103,344        80,575
Interest expense, net                                         9,018          11,770        13,346
Minority interest in earnings of subsidiaries, net              684             986           883
Other expense (income), net                                     223             377           (18)
                                                          ---------       ---------     ---------
   Income before income taxes                                45,359          90,211        66,364
Income tax provision                                         21,903          35,291        26,723
                                                          ---------       ---------     ---------
   Net income                                             $  23,456       $  54,920     $  39,641
                                                          ---------       ---------     ---------
Basic earnings per common share                           $    0.54       $    1.29     $    0.92
                                                          ---------       ---------     ---------
Diluted earnings per common share                         $    0.52       $    1.25     $    0.91
                                                          ---------       ---------     ---------
Weighted average common shares outstanding - basic           43,743          42,665        43,176
                                                          ---------       ---------     ---------
Weighted average common shares outstanding - diluted         44,927          44,086        43,693
                                                          ---------       ---------     ---------


The accompanying notes are an integral part of these consolidated financial statements.

18 CDT 2001 Annual Report

Consolidated Balance Sheets

Cable Design Technologies Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------
July 31,                                                                              2001            2000
------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)
ASSETS
Current assets:
   Cash and cash equivalents                                                      $   14,625      $   16,454
   Trade accounts receivable, net of allowance for uncollectible
        accounts of $6,361 and $6,180, respectively                                   99,238         145,717
   Inventories                                                                       158,415         145,015
   Prepaid expenses and other current assets                                          13,618           7,140
   Deferred income taxes                                                              12,183          11,834
                                                                                  ----------      ----------
        Total current assets                                                         298,079         326,160
Property, plant and equipment, net                                                   218,993         205,880
Intangible assets, net                                                                 4,836           6,253
Goodwill, net                                                                         59,001          74,539

Other assets                                                                           3,487           2,521
                                                                                  ----------      ----------
        Total assets                                                              $  584,396      $  615,353
                                                                                  ----------      ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable to banks                                                         $    5,354      $    5,776
   Current maturities of long-term debt                                              118,902           3,692
   Accounts payable                                                                   26,821          47,996
   Accrued payroll and related benefits                                               18,634          24,264
   Accrued taxes                                                                       4,227           6,069
   Other accrued liabilities                                                          25,621          21,653
                                                                                  ----------      ----------
        Total current liabilities                                                    199,559         109,450
Long-term debt                                                                         5,413         153,336
Minority interest in subsidiaries                                                      3,053           3,615
Other non-current liabilities                                                         11,721           9,002
Deferred income taxes                                                                 23,725          23,406
                                                                                  ----------      ----------
        Total liabilities                                                            243,471         298,809
                                                                                  ----------      ----------
Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01 per share-- authorized 1,000,000 shares,
   no shares issued                                                                       --              --
Common stock, par value $.01 per share-- authorized 100,000,000 shares,
   47,672,133 and 47,362,880 shares issued, respectively                                 477             316
Paid-in capital                                                                      198,056         192,956
Common stock issuable, 28,000 and 19,573 shares, respectively                            358             367
Deferred compensation                                                                   (600)             --
Retained earnings                                                                    206,464         183,166
Treasury stock, at cost, 3,652,138 and 3,867,528 shares, respectively                (45,719)        (48,415)
Accumulated other comprehensive deficit                                              (18,111)        (11,846)
                                                                                  ----------      ----------
        Total stockholders' equity                                                   340,925         316,544
                                                                                  ----------      ----------
        Total liabilities and stockholders' equity                                $  584,396      $  615,353
                                                                                  ----------      ----------

The accompanying notes are an integral part of these consolidated financial statements.

                                                       CDT 2001 Annual Report 19

Consolidated Statements of Cash Flows

Cable Design Technologies Corporation and Subsidiaries

----------------------------------------------------------------------------------------------------
Year Ended July 31,                                                    2001         2000        1999
----------------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                                    $   23,456  $    54,920  $   39,641
ADJUSTMENTS FOR NON-CASH ITEMS TO RECONCILE
NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES:
   Depreciation                                                      18,574       17,088      14,823
   Amortization                                                       3,969        4,361       4,007
   Goodwill impairment charge                                         9,391           --          --
   Loss on sale of assets                                             2,064           --          --
   Deferred income taxes                                                440        3,308         827
   Tax benefit of option exercises                                      832        2,147      12,743
   Stock option compensation expense                                     16           68          --

CHANGES IN ASSETS AND LIABILITIES NET OF EFFECTS
OF BUSINESSES ACQUIRED:
   Accounts receivable                                               43,783      (12,902)     (7,644)
   Inventories                                                      (17,825)      (2,967)     (1,511)
   Prepaid and other current assets                                  (6,609)       3,632       2,131
   Accounts payable                                                 (19,558)       8,494      (9,914)
   Accrued payroll and related benefits                              (5,095)       3,326       1,547
   Accrued taxes                                                     (1,652)      (4,711)      6,148
   Other accrued liabilities                                          4,361       (2,228)      2,277
   Other non-current assets and liabilities                           1,580        1,155       2,452
                                                                 ----------  -----------  ----------
        Net cash provided by operating activities                    57,727       75,691      67,527
                                                                 ----------  -----------  ----------

CASH FLOW FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment                       (38,082)     (22,028)    (25,262)
   Acquisition of businesses, including transaction costs,
     net of cash acquired                                                --       (8,331)    (49,091)
   Proceeds on sale of assets                                         1,327           --          --
                                                                 ----------  -----------  ----------
        Net cash used in investing activities                       (36,755)     (30,359)    (74,353)
                                                                 ----------  -----------  ----------

CASH FLOW FROM FINANCING ACTIVITIES:
   Net change in demand and revolving note borrowings               (27,842)     (39,345)     54,323
   Funds provided by term debt                                        5,219        1,246      12,506
   Funds used to reduce term debt                                    (5,705)     (14,261)    (15,152)
   Common shares issued or issuable                                   1,654        1,484         283
   Proceeds from exercise of stock options                            4,388       11,247         211
   Repurchase of common stock                                            --           --     (44,971)
                                                                 ----------  -----------  ----------
        Net cash (used) provided by financing activities            (22,286)     (39,629)      7,200
                                                                 ----------  -----------  ----------
Effect of currency translation on cash                                 (515)        (673)        (93)
                                                                 ----------  -----------  ----------
Net (decrease) increase in cash                                      (1,829)       5,030         281
Cash, beginning of year                                              16,454       11,424      11,143
                                                                 ----------  -----------  ----------
Cash, end of year                                                $   14,625  $    16,454  $   11,424
                                                                 ----------  -----------  ----------

The accompanying notes are an integral part of these consolidated financial statements.

20   CDT 2001 Annual Report

Consolidated Statements of Stockholders' Equity
Cable Design Technologies Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------

                                       Common Stock                                                       Accumulated
                                     ----------------           Common                                       Other         Total
                                                 Par   Paid-In   Stock  Retained Treasury   Deferred     Comprehensive  Stockholders
(Dollars in thousands)                 Shares   Value  Capital Issuable Earnings  Stock   Compensation  Income/(Deficit)   Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1998               45,990,708  $307  $165,681  $--    $ 88,605 $ (4,291)      $  --      $  (5,404)     $244,898
 Net income                                  --    --        --   --      39,641       --          --             --        39,641
 Currency translation adjustments            --    --        --   --          --       --          --         (1,028)       (1,028)
 Minimum pension liability                   --    --        --   --          --       --          --             10            10
                                                                                                                          ----------
 Comprehensive income                                                                                                       38,623
 Exercise of options and
   related tax benefits                 137,325     1    12,953   --          --       --          --             --        12,954
 Stock grants                             2,142    --        30   --          --       --          --             --            30
 Stock issuance                          38,217    --       315   --          --       --          --             --           315
 Purchase of 3,635,178
   shares treasury stock                     --    --        --   --          --  (44,971)         --             --       (44,971)
 Employee stock purchase plan,
   34,019 shares issuable                    --    --        --  253          --       --          --             --           253

------------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1999               46,168,392   308   178,979  253     128,246  (49,262)         --         (6,422)      252,102
 Net income                                  --    --        --   --      54,920       --          --             --        54,920
 Currency translation adjustments            --    --        --   --          --       --          --         (5,424)       (5,424)
                                                                                                                          ----------
 Comprehensive income                                                                                                       49,496
 Exercise of options and
   related tax benefits               1,064,913     7    12,606   --          --       --          --             --        12,613
 Stock grants                             2,490    --        30   --          --       --          --             --            30
 Issuance of 67,650 shares
   treasury stock                            --    --       (66)  --          --      847          --             --           781
 Employee stock purchase plan
   shares issued                        127,085     1     1,339 (253)         --       --          --             --         1,087
 Employee stock purchase plan,
   19,573 shares issuable                    --    --        --  367          --       --          --             --           367
 Stock option compensation expense           --    --        68   --          --       --          --             --            68

------------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 2000               47,362,880   316   192,956  367     183,166  (48,415)         --        (11,846)      316,544
 Net income                                  --    --        --   --      23,456       --          --             --        23,456
 Currency translation adjustments            --    --        --   --          --       --          --         (6,265)       (6,265)
                                                                                                                          ----------
 Comprehensive income                                                                                                       17,191
 Stock split                                 --   158        --   --        (158)      --          --             --            --
 Exercise of options and
   related tax benefits                 173,119     2     2,558   --          --       --          --             --         2,560
 Stock grants                             3,816    --        90   --          --       --          --             --            90
 Deferred compensation                   38,163    --       900   --          --       --        (600)            --           300
 Issuance of 215,390 shares
   treasury stock                            --    --       (36)  --          --    2,696          --             --         2,660
 Employee stock purchase plan
   shares issued                         94,155     1     1,572  (367)        --       --          --             --         1,206
 Employee stock purchase plan,
   28,000 shares issuable                    --    --        --   358         --       --          --             --           358
 Stock compensation expense                  --    --        16    --         --       --          --             --            16

------------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 2001               47,672,133  $477  $198,056  $358   $206,464 $(45,719)      $(600)      $(18,111)     $340,925


The accompanying notes are an integral part of these consolidated financial statements.

CDT 2001 Annual Report 21

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

NOTE 1. OPERATIONS

Cable Design Technologies Corporation ("CDT" or "the Company") is a leading worldwide designer and manufacturer of high bandwidth network connectivity products, including gigabit and fiber optic network cables and connectors, network structured wiring components, assemblies, electronic and fiber optic passive and active components, and interconnect cables for computer and communication switching applications, and communication cable products used in local loop, central office, wireless and other applications. CDT also manufactures electronic cable products that are used in automation, process control and specialty applications.

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

Revenue Recognition

Revenue is recognized when all significant contractual obligations have been satisfied and collectibility of the resulting receivable is reasonably assured, which generally occurs in the period in which title to product passes to the customer. The Company accrues for anticipated sales returns and other allowances based on historical experience.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling costs are included in net sales in the accompanying statements of income. Shipping and handling costs incurred by the Company for the delivery of goods to customers are classified as a component of either cost of sales or selling, general and administrative expenses ("SG&A"), depending on the specific operating unit. Shipping and handling costs included in SG&A were $9.8 million, $8.0 million and $6.8 million for the years ended July 31, 2001, 2000 and 1999, respectively.

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

22   CDT 2001 Annual Report

Notes to Consolidated Financial Statements

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

Goodwill

Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired in connection with various business acquisitions and combinations. Goodwill is being amortized using the straight-line method over periods of between 20 to 40 years. Accumulated amortization of goodwill was $11.1 million and $10.4 million at July 31, 2001 and 2000, respectively.

The Company continually evaluates the carrying value of goodwill on the basis of whether goodwill is fully recoverable from estimated undiscounted net income, before the effects of goodwill amortization, over the remaining amortization period (See Note 19).

Loan Origination Fees

In connection with the issuance of the Company's debt instruments, the Company defers related credit acquisition costs. These costs are amortized to interest expense using the straight-line method over the life of the debt instruments.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated using the exchange rate in effect at period end for balance sheet accounts and the average exchange rate in effect during the period for income and expense accounts. Unrealized gains or losses arising from translation are charged or credited directly to accumulated other comprehensive income/(deficit), a component of stockholders' equity. Gains and losses on foreign currency transactions are included in income as they occur.

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

Statements of Cash Flows

Supplemental disclosure of cash flow information.

--------------------------------------------------------------------------------
Year Ended July 31,                               2001        2000        1999
--------------------------------------------------------------------------------
(Dollars in thousands)

Cash paid during the year for:
  Interest                                    $  9,596   $  12,772    $ 12,014
  Income taxes                                $ 28,072   $  30,992    $ 10,055

Impact of Newly Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") in June 2001. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective August 1, 2002, and has not yet determined the impact of adoption. The Company recorded $2.4 million of goodwill amortization expense in fiscal 2001. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company is required to adopt SFAS 143 August 1, 2002 and has not yet determined the impact, if any, of adoption.

                                                       CDT 2001 Annual Report 23

Notes to Consolidated Financial Statements

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and provides further guidance regarding the accounting and disclosure of long-lived assets. The Company is required to adopt SFAS 144 effective August 1, 2002, and has not yet determined the impact, if any, of adoption.

NOTE 3. STOCKHOLDERS' EQUITY

A three for two stock split in the form of a common stock dividend was effected on August 22, 2000.

     The Company has a program under which up to $30 million of the Company's common stock may be repurchased on the open market or in privately negotiated transactions. The Company has repurchased 1,541,100 common shares under this program. Additionally, on December 1, 1998, the Board of Directors approved the purchase of up to 2,850,000 shares of the Company's common stock held by certain key employees. The stock was acquired by the employees more than six months previously upon the exercise of certain incentive stock options granted primarily in 1988 and 1989 and expiring in 1998 and 1999. During fiscal 1999 the Company repurchased 2,394,078 common shares from such employees (See Note 19).

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

NOTE 4. INVENTORIES

Inventories of the Company consist of the following:

--------------------------------------------------------------------------------
July 31,                                                     2001          2000
--------------------------------------------------------------------------------
(Dollars in thousands)
Raw materials                                          $   40,959    $   40,779
Work in process                                            29,095        35,268
Finished goods                                             88,361        68,968
                                                       ----------    ----------
  Total inventories                                    $  158,415    $  145,015
                                                       ----------    ----------

24 CDT 2001 Annual Report

Notes to Consolidated Financial Statements

Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company consist of the following:

--------------------------------------------------------------------------------
July 31,                                                     2001          2000
--------------------------------------------------------------------------------
(Dollars in thousands)

Asset (Asset lives):
   Land                                                 $  12,259     $  10,946
   Buildings and improvements
      (10 - 40 years)                                      73,670        64,649
   Machinery and equipment
      (3 - 15 years)                                      195,125       180,567
   Furniture and fixtures
      (5 - 10 years)                                       14,204        12,791
   Construction in progress                                 9,738         6,828
                                                        ---------     ---------
      Total                                               304,996       275,781
   Less: accumulated depreciation                          86,003        69,901
                                                        ---------     ---------
      Net property, plant
         and equipment                                  $ 218,993     $ 205,880
                                                        ---------     ---------
NOTE 6. INTANGIBLE ASSETS

Intangible assets consist of patents, trademarks, loan origination fees and non-compete agreements. Patents, trademarks and non-compete agreements are being amortized over periods ranging from five to ten years. Loan origination fees are amortized over the term of the related loan. Accumulated amortization for intangible assets was $4.4 million and $5.5 million at July 31, 2001 and 2000, respectively.

NOTE 7. FINANCING ARRANGEMENTS

Notes payable to banks consist of an unsecured, 364-day revolving credit agreement entered into on March 9, 2001 (the "364-day Facility"), and borrowings by certain of the Company's foreign subsidiaries under revolving credit agreements in the United Kingdom (the "European Credit Agreement") and Australia (the "Australian Facility") (collectively, "the Foreign
Facilities") to support the financing needs of its subsidiaries located in the United Kingdom, Sweden and Australia.

     The 364-day Facility provides for maximum borrowings of $15 million. Outstanding borrowings bear floating interest rates of either the London Inter-Bank Offered Rate ("LIBOR") plus the applicable margin or the base rate, as defined, at the Company's election. A facility fee is payable quarterly on the maximum facility amount. The applicable margin over LIBOR ranges from 0.60% to 1.25%, and the facility fee ranges from 0.15% to 0.50%, with both rates determined based on the attainment of specified leverage ratios. The 364-day Facility contains customary financial and non-financial covenants, except as limited by the terms of the Company's primary credit agreement. The Company had a 364-day facility agreement which expired December 10, 2000 (the "Expired Facility"). There were no borrowings under the 364-day Facility or Expired Facility for the year ended July 31, 2001. Maximum and weighted average outstanding borrowings under the Expired Facility were $23.0 million and $6.3 million, respectively, and the effective interest rate was 6.2% for the year ended July 31, 2000.

     The European Credit Agreement is comprised of a sterling overdraft and multi-currency demand facility in an aggregate amount of approximately $10.7 million. Terms of the facility permit overdraft borrowings at an applicable margin of 1.00% over the base rate, as defined, and other borrowings at 0.875% over LIBOR. The Australian Facility is a revolving demand facility with maximum availability of approximately $0.6 million. The Foreign Facilities are guaranteed by the Company. The Company had outstanding borrowings of $5.4 million and $5.8 million and maximum borrowings of $6.6 million and $10.4 million under the Foreign Facilities as of and for the years ended July 31, 2001 and 2000, respectively. Weighted average outstanding borrowings were $5.6 million and $8.3 million, and the effective interest rates were 6.3% and 6.1% for the years ended July 31, 2001 and 2000, respectively.

                                                       CDT 2001 Annual Report 25

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------


Long-term debt consists of the following:

--------------------------------------------------------------------------------
July 31,                                                    2001          2000
--------------------------------------------------------------------------------
(Dollars in thousands)

U.S. revolver, due April 10, 2002,
   bears interest at LIBOR plus
   0.50%, or approximately 4.3%
   at July 31, 2001                                    $  23,500     $  47,000
Deutschmark sub-facility,
   due April 10, 2002, bears
   interest at LIBOR plus 0.50%,
   or approximately 5.0%
   at July 31, 2001                                       30,320        33,790
Canadian revolver, due
   April 10, 2002, bears interest
   at LIBOR plus 0.50%, or
   approximately 4.8%
   at July 31, 2001                                       61,950        66,568
Other indebtedness                                         8,545         9,670
                                                       ---------     ---------
                                                         124,315       157,028
Less: current portion                                    118,902         3,692
                                                       ---------     ---------
        Total long-term debt                           $   5,413     $ 153,336
                                                       ---------     ---------

     The Company's primary credit agreement, (the "Credit Agreement"), as amended, is comprised of a $121.3 million U.S. revolving facility, including a $50.0 million Deutschmark sub-facility (the "U.S. Revolver"), and a CDN $115.0 million revolver (the "Canadian Revolver"). The Credit Agreement includes a provision whereby the applicable margins over prime rate or LIBOR are based on the attainment of certain performance factors. A commitment fee of 0.15% to 0.375% is applied to the unused portion of each revolver. The terms of the Credit Agreement contain various customary financial and non-financial covenants including the maintenance of minimum consolidated net worth and restrictions on payment of dividends. The Company is in compliance with all applicable covenants.

     The Credit Agreement matures in April 2002 and the Company is in the process of refinancing its existing credit facilities and expects the refinancing to be completed prior to the maturity date of the existing Credit Agreement.

     On July 31, 2001 the Company had approximately $76.6 million of availability under the Credit Agreement, $15.0 million of availability under the 364-day Facility, and $6.0 million of availability under its Foreign Facilities.

     The scheduled aggregate annual principal payments of long-term debt as of July 31, 2001, are as follows:

--------------------------------------------------------------------------------
Year Ended July 31,                                              Long-term Debt
--------------------------------------------------------------------------------
(Dollars in thousands)
2002                                                                 $ 118,902
2003                                                                     1,914
2004                                                                     1,456
2005                                                                       735
2006                                                                       671
Thereafter                                                                 637
                                                                     ---------
        Total                                                        $ 124,315
                                                                     ---------

26 CDT 2001 Annual Report

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

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

     The following sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets:

------------------------------------------------------------------------------------------------------------
                                                                   U.S. Plan               Canadian Plans
------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                            2001          2000          2001      2000
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Benefit obligation at beginning of year                    $  2,159      $  1,979      $  13,396   $  7,679
Service cost                                                     44            48          2,321      2,064
Interest cost                                                   146           142          1,008        666

Plan amendments                                                  --            93           (899)     2,618
(Gain) loss                                                     (10)           29         (1,098)       458
Benefits paid                                                  (140)         (132)          (259)      (127)

Effect of currency translation                                   --            --          (404)         38
                                                           --------      --------      ---------   --------
Benefit obligation at end of year                          $  2,199      $  2,159      $  14,065   $ 13,396
                                                           --------      --------      ---------   --------

Fair value of plan assets at beginning of year             $  2,734      $  2,589      $   7,955   $  4,678
Company contributions                                            --            --          1,976      2,206
Actual return on plan assets                                    (39)          277           (799)     1,148
Benefits paid                                                  (140)         (132)          (116)      (102)

Effect of currency translation                                   --            --           (240)        25
                                                           --------      --------      ---------   --------
Fair value of plan assets at end of year                   $  2,555      $  2,734      $   8,776   $  7,955
                                                           --------      --------      ---------   --------

Funded status                                              $    356      $    575      $  (5,289)  $ (5,441)
Unrecognized net actuarial loss (gain)                          202           (72)           138       (318)
Unrecognized prior service cost                                 111           127          1,424      2,622
                                                           --------      --------      ---------   --------
Net amount recognized                                      $    669      $    630      $  (3,727)  $ (3,137)
                                                           --------      --------      ---------   --------

                                                       CDT 2001 Annual Report 27

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

Amounts recognized in the consolidated balance sheets consist of:

--------------------------------------------------------------------------------
                                               U.S. Plan       Canadian Plans
--------------------------------------------------------------------------------
July 31,                                     2001     2000      2001       2000
--------------------------------------------------------------------------------
(Dollars in thousands)

Prepaid benefit cost                       $  669   $  630   $    --   $     --
Accrued benefit liability                      --       --    (4,967)    (3,137)
Intangible asset                               --       --     1,240         --
                                           ------   ------   -------   --------
Net amount recognized                      $  669   $  630   $(3,727)  $ (3,137)
                                           ------   ------   -------   --------

Assets of the U.S. and Canadian plans are invested primarily in equity and fixed income securities.

The weighted-average assumptions as of the end of the periods were as follows:

--------------------------------------------------------------------------------
                                      U.S. Plan           Canadian Plans
--------------------------------------------------------------------------------
July 31,                        2001    2000    1999    2001    2000    1999
--------------------------------------------------------------------------------
(Dollars in thousands)

Weighted average discount rate  7.00%   7.00%   7.00%   7.50%   7.00%   6.75%
Weighted average expected
    long term rate of return    8.50%   8.50%   8.50%   8.00%   8.00%   8.00%

The components of pension expense for fiscal 2001, 2000 and 1999 were as follows:

------------------------------------------------------------------------------------------------------
                                                  U.S. Plan                     Canadian Plans
------------------------------------------------------------------------------------------------------
Year Ended July 31,                        2001      2000       1999       2001       2000       1999
------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Service cost                            $    44    $    48    $    47    $ 2,321    $ 2,064    $ 2,131
Interest cost                               146        142        130      1,008        666        507
Expected return on plan assets             (227)      (213)      (231)      (722)      (467)      (307)
Net amortization                             (2)        (3)        (9)       196         28         97
                                        -------    -------    -------    -------    -------    -------
Net periodic benefit (credit) expense   $   (39)   $   (26)   $   (63)   $ 2,803    $ 2,291    $ 2,428
                                        -------    -------    -------    -------    -------    -------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Canadian pension plans with accumulated benefit obligations in excess of plan assets were $10.7 million, $9.9 million and $5.2 million, respectively, as of July 31, 2001, and $4.3 million, $3.2 million and zero, respectively, as of July 31, 2000.

Defined Contribution Plans

The Company also maintains defined contribution and profit-sharing plans for eligible employees. Certain contributions are made under the matching provision of 401(k) plans, while the remainder are made at the discretion of the Company's Board of Directors. Expenses incurred by the Company in connection with these profit-sharing plans were $5.7 million, $5.3 million and $3.8 million for the years ended July 31, 2001, 2000 and 1999, respectively.

28 CDT 2001 Annual Report

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------


NOTE 9. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain of the Company's operations are covered by postretirement health and life insurance benefits under unfunded plans.

     The components that comprise the changes in the benefit obligation were as follows:

--------------------------------------------------------------------------------
Year Ended July 31,                                             2001       2000
--------------------------------------------------------------------------------
(Dollars in thousands)

Benefit obligation at beginning of year                     $  6,594   $  6,053

Service cost                                                     276        278
Interest cost                                                    466        436
Actuarial gain                                                  (621)      (217)
Benefits paid                                                    (29)       (29)
Effect of currency translation                                  (199)        73
                                                            --------   --------
Benefit obligation at end of year                           $  6,487   $  6,594
                                                            --------   --------

Amounts recognized in the consolidated balance sheets consist of:

--------------------------------------------------------------------------------
July 31,                                                        2001       2000
--------------------------------------------------------------------------------
(Dollars in thousands)

Funded status                                               $ (6,487)  $ (6,594)
Unrecognized net loss                                            204        976
                                                            --------   --------
Accrued postretirement benefit liability                    $ (6,283)  $ (5,618)
                                                            --------   --------

The components of postretirement expense for fiscal 2001, 2000 and 1999 were as follows:

--------------------------------------------------------------------------------
Year Ended July 31,                                 2001        2000       1999
--------------------------------------------------------------------------------
(Dollars in thousands)

Service cost                                     $   276    $    278   $    270
Interest cost                                        466         436        362
Net amortization                                     120         149         43
                                                 -------    --------   --------
Net postretirement
   benefit expense                               $   862    $    863   $    675
                                                 -------    --------   --------

     Future benefits were estimated assuming medical costs would increase at approximately a 7.00% annual rate for fiscal 2002, decreasing gradually to 4.00% in fiscal year 2005 and thereafter, and dental costs would increase at approximately 4.00% for fiscal 2002 and thereafter.

     Assuming a 1.00% increase in this annual trend, the accumulated postretirement benefit obligation would have increased by $783,000 and $793,000 at July 31, 2001 and 2000, respectively and the postretirement benefit expense would have increased by approximately $100,000, $98,000 and $96,000 for fiscal 2001, 2000 and 1999, respectively. Conversely, assuming a 1.00% decrease in this annual trend, the accumulated postretirement benefit obligation would have decreased by $629,000 and $636,000 at July 31, 2001 and 2000, respectively, and the postretirement benefit expense would have decreased by approximately $79,000, $78,000 and $76,000 for fiscal 2001, 2000 and 1999, respectively. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.50% and 7.00% for the years ended July 31, 2001 and 2000, respectively.

                                                       CDT 2001 Annual Report 29

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

NOTE 10. STOCK BENEFIT PLANS

During fiscal 1999 the Company established the CDT Employee Stock Purchase Plan (the "ESPP") which provides eligible employees the right to purchase common stock of the Company on a quarterly basis at the lower of 85% of the common stock's fair market value on the first business day of a fiscal quarter or on the last business day of a fiscal quarter. There are 750,000 shares of common stock reserved for issuance under the ESPP. As of July 31, 2001, 500,760 shares of common stock remain available for issuance under the ESPP.

     In December 1995, the Company adopted the Non-Employee Director Stock Plan (the "Non-Employee Plan"). The Non-Employee Plan provides that shares of common stock having a fair market value of $15,000 be granted annually to each non-employee director each August 1. Shares granted under the Non-Employee Plan were 3,816 in fiscal 2001, 2,490 in fiscal 2000, and 2,142 in fiscal 1999.

     A Long Term Performance Incentive Plan (the "2001 Plan") was approved by the shareholders in December 2000, and authorizes the grant of various types of incentive awards with respect to 1,800,000 shares of the Company's common stock. As of July 31, 2001, 1,753,000 shares remain available for issuance under this plan.

     A Long Term Performance Incentive Plan (the "1999 Plan") was adopted in April 1999 and amended in June 1999 and authorizes the grant of various types of incentive awards with respect to 2,260,500 shares of the Company's common stock. As of July 31, 2001, 37,730 shares remain available for issuance under the 1999 Plan.

     A Supplemental Long Term Performance Incentive Plan (the "Supplemental Plan") was adopted in December 1995 and authorizes the grant of awards with respect to 2,700,000 shares of common stock, of which 1,687,500 shares are reserved for grants only to new members of the Company's management who are employed in connection with acquisitions by the Company. As of July 31, 2001, 31,970 shares of common stock remain available for grant under the Supplemental Plan.

     A Long Term Performance Incentive Plan (the "Stock Option Plan") was adopted in September 1993 and provides for the granting to employees and other key individuals stock options, stock appreciation rights, restricted stock, performance units and other types of incentive awards. An aggregate of 982,625 shares of common stock were reserved for issuance pursuant to the Stock Option Plan, and 60,852 remained available for issuance as of July 31, 2001.

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


     The terms of stock options issued under the Former Plan, Stock Option Plan, Supplemental Plan, 1999 Plan and 2001 Plan (collectively "the Option Plans") include vesting over periods ranging from three to five years and an exercise price equal to the fair market value of the stock at the date of grant.

30 CDT 2001 Annual Report

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

Certain information regarding stock option transactions is summarized below:


------------------------------------------------------------------------------------------------------------
Year Ended July 31,                        2001                      2000                      1999
------------------------------------------------------------------------------------------------------------
                                                Weighted                  Weighted                  Weighted
                                                 Average                   Average                   Average
                                                Exercise                  Exercise                  Exercise
                                     Shares        Price       Shares        Price       Shares        Price
------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year    4,535,840       $11.51    5,454,068       $10.73    2,944,596       $ 9.16
Granted                             359,250        21.88      262,500        20.63    2,768,400        11.83
Exercised                          (388,567)       11.29   (1,132,563)        9.93     (137,325)        1.54
Canceled/forfeited                  (61,950)       13.80      (48,165)        9.63     (121,603)        8.05
                                  ---------    ---------    ---------    ---------    ---------    ---------
Outstanding, end of year          4,444,573       $12.34    4,535,840       $11.51    5,454,068       $10.73
Exercisable at end of year        2,185,331       $10.83    1,299,764       $ 9.66    1,182,150       $ 7.93
                                  ---------    ---------    ---------    ---------    ---------    ---------
Weighted average fair value
        of options granted                        $12.79                    $11.77                    $ 3.70


Information regarding stock options outstanding as of July 31, 2001 is summarized below:

------------------------------------------------------------------------------------------
                                       Options Outstanding            Options Exercisable
------------------------------------------------------------------------------------------
                                               Weighted   Weighted               Weighted
                                                Average    Average                Average
                                              Remaining   Exercise               Exercise
Range of Exercise Prices      Options  Contractual Life      Price    Options       Price
------------------------------------------------------------------------------------------
$1.22 - $4.15                 267,366       1.9 years       $ 2.37    267,366      $ 2.37
$8.33 - $12.28              2,108,177       6.8 years       $ 9.77    978,610      $ 9.72
$13.83 - $19.25             1,605,780       7.7 years       $14.41    906,355      $14.13
$20.12 - $27.06               463,250       8.9 years       $22.60     33,000      $21.69

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

--------------------------------------------------------------------------------------------
Year Ended July 31,                                                2001       2000      1999
--------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Net income:                                     As reported     $23,456    $54,920   $39,641
                                                Pro forma       $18,899    $51,023   $37,649
Basic earnings per share:                       As reported     $  0.54    $  1.29   $  0.92
                                                Pro forma       $  0.43    $  1.20   $  0.87
Diluted earnings per share:                     As reported     $  0.52    $  1.25   $  0.91
                                                Pro forma       $  0.42    $  1.18   $  0.86

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in fiscal 2001, 2000, and 1999, respectively: risk-free interest rates of 5.78%, 6.36% and 5.87%; expected volatility of 64.1%, 59.0% and 58.5%; expected life of three to five years for all options; and an

                                                       CDT 2001 Annual Report 31

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

expected dividend yield of zero for all options. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. Incentive stock awards are granted at the discretion of the Company's Board of Directors, therefore, the type and number of awards previously issued may not be indicative of those to be granted in future periods.

     During fiscal 2001, the Company granted an employee award of 38,163 shares of restricted stock. The award vests over a three year period from the date of grant, and the associated compensation expense is amortized over the vesting period. Compensation expense related to this award was $0.3 million in fiscal 2001.

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

     Income before income taxes, as shown in the accompanying consolidated statements of income, includes the following components:


--------------------------------------------------------------------------------
Year Ended July 31,                            2001        2000         1999
--------------------------------------------------------------------------------
(Dollars in thousands)
Domestic                                  $  32,910   $  54,914    $  35,133

Foreign                                      12,449      35,297       31,231
                                          ---------   ---------    ---------
Income before income taxes                $  45,359   $  90,211    $  66,364
                                          ---------   ---------    ---------


Taxes on income, as shown in the accompanying consolidated statements of income, include the following components:

--------------------------------------------------------------------------------
Year Ended July 31,                               2001        2000          1999
--------------------------------------------------------------------------------
(Dollars in thousands)

Current provision:
   Federal                                    $ 13,122   $  16,154    $  13,893
   State                                         2,811       3,541        2,381
   Foreign                                       5,530      12,279        9,622
                                              --------   ---------    ---------
   Total current provision                      21,463      31,974       25,896
Deferred provision (benefit):
   Domestic                                       (193)      2,607       (1,353)
   Foreign                                         633         710        2,180
                                              --------   ---------    ---------
   Total deferred provision                        440       3,317          827
                                              --------   ---------    ---------
Income tax provision                          $ 21,903   $  35,291    $  26,723
                                              --------   ---------    ---------


The effective rate differs from the statutory rate for the following reasons:

--------------------------------------------------------------------------------
Year Ended July 31,                               2001        2000        1999
--------------------------------------------------------------------------------
(Dollars in thousands)

Tax provision based on the
   U.S. federal statutory
   tax rate                                   $ 15,876    $ 31,574    $ 23,227
State income taxes,
   net of federal income
   tax benefit                                   1,827       2,302       1,548
Research and development
   tax credit (Canada)                            (254)       (224)       (302)
Foreign tax rates different
   from U.S. federal
   statutory rate                                1,424         857       1,127
Goodwill and other
   nondeductible expenses                        3,460         584         829
All other, net                                    (430)        198         294
                                              --------    --------    --------
Income tax provision                          $ 21,903    $ 35,291    $ 26,723
                                              --------    --------    --------

32 CDT 2001 Annual Report

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

The components of the deferred tax assets and liabilities recorded in the accompanying consolidated balance sheets at July 31, 2001 and 2000, which include net deferred tax liabilities recorded in connection with acquisitions and reflect reclassifications as a result of finalization of purchase accounting under Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), were as follows:

--------------------------------------------------------------------------------
July 31,                                                      2001        2000
--------------------------------------------------------------------------------
(Dollars in thousands)

Deferred Tax Assets:
   Accruals                                               $  5,803    $  4,989
   Postretirement and pension accruals                       3,061       2,822
   Asset valuations                                          6,359       6,624
   Uniform cost capitalization                               1,361       1,050
   Other                                                       101         180
                                                          --------    --------
   Total deferred tax assets                              $ 16,685    $ 15,665
                                                          --------    --------
Deferred Tax Liabilities:
   Excess of book basis over tax basis
           of fixed assets                                $(28,179)   $(27,164)
   Other                                                       (48)        (73)
                                                          --------    --------
   Total deferred tax liabilities                          (28,227)    (27,237)
                                                          --------    --------
Net deferred tax liabilities                               (11,542)   $(11,572)
                                                          --------    --------
Reconciliation to the consolidated
balance sheets:
   Current deferred tax asset, net                        $ 12,183    $ 11,834
   Non-current deferred tax liability, net                 (23,725)    (23,406)
                                                          --------    --------
Net deferred tax liability                                $(11,542)   $(11,572)
                                                          --------    --------

NOTE 12. NET INCOME PER SHARE OF COMMON STOCK

Basic net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share of common stock is computed based on the weighted average common shares outstanding plus incremental common stock equivalent shares (shares issuable upon exercise of options and vesting of restricted stock grants). Incremental common stock equivalent shares are calculated for each measurement period based on the treasury stock method, under which the repurchases are assumed to be made at the average fair market value price per share of the Company's common stock during the period.

     The following table sets forth the computation of basic and diluted earnings per share:


--------------------------------------------------------------------------------------------
Year Ended July 31,                                      2001         2000            1999
--------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Numerator:
Net income                                           $    23,456   $    54,920   $    39,641

Denominator:
Weighted average
   shares - basic                                     43,742,832    42,665,123    43,175,804
Effect of dilutive stock
   options and grants                                  1,184,453     1,421,076       517,012
                                                      ----------    ----------   -----------
Weighted average
   shares - diluted                                   44,927,285    44,086,199    43,692,816
Basic earnings per
   common share                                      $      0.54   $      1.29   $      0.92
Diluted earnings per
    common share                                     $      0.52   $      1.25   $      0.91


Options to purchase 526,000 and 247,500 shares of common stock were outstanding during fiscal 2001 and 2000, respectively, but were not included in the computation of diluted earnings per common share as the options' exercise prices were greater than the average market price of the common stock for the respective periods.

                                                       CDT 2001 Annual Report 33

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------


NOTE 13. ACQUISITIONS

On March 31, 2000, the Company acquired the outstanding stock of Hamilton USA, Inc. ("BoseLAN/CDT"), a Silicon Valley company located in Milpitas, California. BoseLAN/CDT is a developer of high performance electronic and fiber optic components.

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

     The acquisitions of BoseLAN/CDT, ITC/CDT, Tennecast/CDT, and Red Hawk/CDT were accounted for under the purchase method of accounting. Under the purchase method, the Company allocates the purchase price based on the estimated fair market value of the assets and liabilities acquired.

     On August 3, 1998, the Company acquired an 80% interest in HEW-Kabel Heinz Eilentropp GmbH & Co. KG, and related entities, ("HEW/CDT") located in Wipperfurth, Germany. The acquisition was accounted for using the purchase method under APB Opinion No. 16 and the assets and liabilities assumed were as follows:

--------------------------------------------------------------------------------
                                                                      HEW/CDT
--------------------------------------------------------------------------------
(Dollars in thousands)

Assets acquired, net of cash                                        $ 67,458
Liabilities assumed                                                  (22,980)
Notes issued                                                         (10,307)
                                                                    --------
Net cash paid                                                       $ 34,171
                                                                    --------

NOTE 14. INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

The Company's operations are organized into two business segments: the Network Communication segment and the Specialty Electronic segment. The Network Communication segment encompasses connectivity products used within computer networks and communication infrastructures for the electronic transmission of data, voice, and multimedia. Products included in this segment are high performance network cable, fiber optic cable and passive and active components, including connectors, wiring racks and panels, and interconnecting hardware for end-to-end network structured wiring systems, and communication cable products for local loop, central office, wireless and other applications, including assembly of products for the wireless marketplace. The Specialty Electronic segment encompasses electronic cable products that are used in automation and process control applications as well as specialized wire and cable products for niche markets, including commercial aviation and automotive electronics.

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

34 CDT 2001 Annual Report

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

The Company has no inter-segment revenues. Summarized financial information for the Company's operating segments as of and for the years ended July 31, is as follows:


--------------------------------------------------------------------------------
                                          Network      Specialty
                                      Communication   Electronic
                                         Segment        Segment          Total
--------------------------------------------------------------------------------
(Dollars in thousands)

Sales:

   2001                                $  512,694   $    250,531   $    763,225
   2000                                   545,021        252,803        797,824
   1999                                   446,580        237,419        683,999

Depreciation and amortization expense:

   2001                                    14,346          8,197         22,543
   2000                                    13,697          7,752         21,449
   1999                                    11,535          7,295         18,830

Segment operating profit:

   2001                                    39,318         33,543         72,861
   2000                                    62,191         40,964        103,155
   1999                                    50,264         35,206         85,470

Total assets:

   2001                                   356,686        227,710        584,396
   2000                                   376,966        238,387        615,353
   1999                                   359,910        235,190        595,100

Capital expenditures:

   2001                                    28,359          9,723         38,082
   2000                                    16,003          6,025         22,028
   1999                                    18,943          6,319         25,262

     The following summarizes external sales to customers and long-lived assets located in the Company's country of domicile and certain foreign countries:


--------------------------------------------------------------------------------
July 31,                                        2001          2000         1999
--------------------------------------------------------------------------------
(Dollars in thousands)

Sales:
   United States                          $  454,835     $ 497,319   $  410,744
   Canada                                    128,050       121,882      117,994
   Other                                     180,340       178,623      155,261
                                          ----------     ---------   ----------
   Total                                  $  763,225     $ 797,824   $  683,999
                                          ----------     ---------   ----------

Long-lived assets:
   United States                          $   90,631     $  77,832   $   75,304
   Canada                                     72,737        74,160       71,815
   Germany                                    26,844        27,086       30,677
   Other                                      31,028        29,323       26,326
                                          ----------     ---------   ----------
        Total                             $  221,240     $ 208,401   $  204,122
                                          ----------     ---------   ----------


Note 15. Lease Commitments

Rental expense under noncancelable leases was approximately $5.9 million, $5.3 million and $5.0 million for the years ended July 31, 2001, 2000 and 1999, respectively. Operating leases relate principally to manufacturing, warehouse and office space. Minimum annual rents payable under noncancelable leases in each of the next five years and thereafter are as follows:


--------------------------------------------------------------------------------
Year Ended July 31,                                                       Total
--------------------------------------------------------------------------------
(Dollars in thousands)

2002                                                                    $ 5,475
2003                                                                      4,434
2004                                                                      3,323
2005                                                                      2,691
2006                                                                      2,104
Thereafter                                                                  784
                                                                        -------
Total future minimum lease payments                                     $18,811
                                                                        -------

                                                       CDT 2001 Annual Report 35

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

Note 16. Commitments and Contingencies

Certain claims have been asserted against the Company in connection with patent and trademark matters. In management's opinion, any liability that might be incurred in connection with these claims would not have a material effect upon the Company's financial position, or results of operations or cash flows.

     As of July 31, 2001, the Company had outstanding letters of credit of $3.1 million in connection with the purchase of ITC/CDT (see Note 13), and $0.8 million under its workers' compensation policy. The Company also maintains a $1.2 million bond in connection with workers' compensation self-insurance in the state of Massachusetts.

Note 17. Related Party Transactions

In the normal course of business the Company enters into transactions for the purchase of materials, equipment and services with entities that are affiliated with or owned by an officer/stockholder. Such transactions totaled $0.3 million, $0.9 million and $1.2 million for the years ended July 31, 2001, 2000, and 1999, respectively.

     During fiscal 1999 the Company had an agreement to pay management fees to each of two beneficial stockholders. Selling, general and administrative expenses include $100,000 in fiscal 1999 for fees paid under this agreement.

Note 18. Nature of Business and Disclosures About Fair Value of Financial Instruments

Concentrations of credit risk with respect to trade receivables are limited due to the Company's wide variety of customers and the many markets into which the Company's products are sold, as well as the many different geographic areas in which such customers and markets are located. As a result, at July 31, 2001, the Company does not believe it has any significant concentrations of credit risk.

     The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates which are based upon market rates or fixed rates which approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.

Note 19. Nonrecurring Income and Expense

     In the fourth quarter of fiscal 2001, the Company recorded a restructuring charge of $6.1 million ($3.8 million after tax) comprised of severance costs associated with a workforce reduction of approximately 600 hourly and salaried employees, including workers under contract manufacturing arrangements, the majority of whom were terminated as of July 31, 2001. The Company paid $0.5 million of such costs in fiscal 2001. The restructuring charge related to a company-wide workforce reduction rather than to a specific business segment, and is therefore excluded from segment operating profit (see Note 14). However, had these costs been allocated to the Company's business segments in a manner consistent with other Corporate expenses, the Network Communication and Specialty Electronic segments operating profit for fiscal 2001 would have been reduced by $4.1 million and $2.0 million, respectively.

     During fiscal 2001, the Company recorded goodwill impairment charges of $9.4 million ($8.4 million after tax) as a result of the Company's evaluation of the recoverability of the carrying value of goodwill for certain of its operations based on the estimates of future cash flows for these operations. Of the total goodwill impairment charge, $3.8 million net of tax represented goodwill associated with operations in the Network Communication segment, and $4.6 million net of tax with operations in the Specialty Electronic segment. Fiscal 2001 sales for these operations were less than $20.0 million.

     Also in fiscal 2001, the Company sold substantially all the assets of a network distribution business located in the United Kingdom. The Company incurred a $2.1 million net of tax loss on the sale of assets.

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

     Also in fiscal 1999, the Company realized a nonrecurring gain of $1.1 million on the sale of certain assets related to the discontinued DynaTraXTM product line.

36 CDT 2001 Annual Report

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------


Note 20. Quarterly Financial Information (unaudited)

Quarterly financial data are summarized as follows:

-------------------------------------------------------------------------------------------------------------------
Fiscal Year 2001                                                 First       Second        Third       Fourth
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Sales                                                          $ 214,726    $ 202,645    $ 181,384    $ 164,470
Gross profit                                                      64,271       58,855       48,320       43,369
Income from operations before nonrecurring items                  29,169       21,279       14,130        8,283
Income (loss) from operations                                     29,169       21,279       12,065/1/    (7,229)/1/
Net income (loss)                                                 16,209       11,524        4,489/2/    (8,766)/2/
Per share information:
Basic earnings (loss) per common share                         $    0.37    $    0.26    $    0.10    $   (0.20)
Diluted earnings (loss) per common share                       $    0.36    $    0.26    $    0.10/2/ $  ( 0.20)/2/

1 Includes $2.1 million and $15.5 million of nonrecurring expense in the third and fourth quarters, respectively (see Note 19).

2 Excluding nonrecurring expense (see Note 19), net income was $6.6 million, or $0.15 per diluted share for the third quarter, and $3.4 million, or $0.08 per diluted share for the fourth quarter.

--------------------------------------------------------------------------------------------------------------
Fiscal Year 2000                                                  First    Second          Third      Fourth
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Sales                                                           $187,622    $178,179     $204,900    $227,123
Gross profit                                                      56,286      50,465       58,969      68,125
Income from operations before nonrecurring items                  25,150      20,721       26,183      31,101
Income from operations                                            25,150      20,721       26,183      31,290/1/
Net income                                                        12,984      10,423       14,017      17,496/2/
Per share information:
Basic earnings per common share                                 $   0.31    $   0.25     $   0.33    $   0.40
Diluted earnings per common share                               $   0.30    $   0.24     $   0.32    $   0.39/2/

/1/ Includes $0.2 million of nonrecurring income (see Note 19).

/2/ Excluding nonrecurring income (see Note 19), net income was $17.4 million, or $0.39 per diluted share.

Note 21. Subsequent Event

In August 2001, the Company acquired the assets of A.W. Industries, based in Ft. Lauderdale, Florida, a designer and manufacturer of connectors for the telecommunication and other industries.

     In October 2001, the Company entered into an agreement to purchase 79% of the outstanding stock of Kabelovna Decin-Podmokly, a.s., based in the Czech Republic, a manufacturer of communication, fiber optic, medical, signal and control cable and cable harnesses.

                                                       CDT 2001 Annual Report 37

Notes to Consolidated Financial Statements
Cable Design Technologies Corporation and Subsidiaries




----------------------------------------------------------------------------------------------------------------------------
For the Year Ended July 31,                                2001            2000           1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)

Income Statement Data:
Sales                                                 $ 763,225     $   797,824      $ 683,999      $ 651,668      $ 516,996
Income from operations                                   55,284/1/      103,344/2/      80,575/1/      73,454/1/      62,602
Net income                                               23,456          54,920         39,641         40,481         36,035

Net income per share of common stock:
   Basic                                                   0.54            1.29           0.92           0.93           0.87
   Diluted                                                 0.52            1.25           0.91           0.86           0.78

Weighted average shares outstanding:
   Basic                                                 43,743          42,665         43,176         43,501         41,397
   Diluted                                               44,927          44,086         43,693         46,982         46,332

Income Statement Data - Excluding Nonrecurring Items:
   Income from operations                                72,861         103,155         85,470         79,547         62,602
   Net income                                            37,781          54,799         42,930         44,426         36,035

Net income per share of common stock:
   Basic                                                   0.86            1.28           0.99           1.02           0.87
   Diluted                                                 0.84            1.24           0.98           0.95           0.78


----------------------------------------------------------------------------------------------------------------------------
July 31,                                                   2001            2000           1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Balance Sheet Data:
Total assets                                          $ 584,396     $   615,353      $ 595,100      $ 505,427      $ 429,499
Long-term debt                                        $   5,413     $   153,336      $ 171,727      $ 136,052      $ 126,661

1 Includes $17.6, $4.9 and $6.1 million of nonrecurring charges in fiscal 2001, 1999 and 1998, respectively.

2 Includes $0.2 million of nonrecurring income in fiscal 2000.

38   CDT 2001 Annual Report

Directors, Officers and Corporate Information
Cable Design Technologies Corporation and Subsidiaries

--------------------------------------------------------------------------------

Directors
Lance Balk
Partner, Kirkland & Ellis

Bryan C. Cressey*
Partner, Thoma Cressey
Equity Partners

George C. Graeber
Chief Operating Officer,
Cable Design Technologies Corporation

Michael F. O. Harris
Managing Director,
The Northern Group

Glenn Kalnasy
Managing Director,
The Northern Group

Ferdinand Kuznik
Executive Vice President Motorola, Inc.
President of Motorola
Europe, Middle East and Africa

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

Kenneth O. Hale
Vice President
Chief Financial Officer

Michael A. Dudley
Executive Vice President
President, CDT International

Normand R. Bourque
Executive Vice President
President, NORDX/CDT

Peter Sheehan
Executive Vice President

Ian Mack
Group President, Europe

David R. Harden
Senior Vice President
President, West Penn/CDT

Charles B. Fromm
Vice President
General Counsel
and Secretary

Annual Meeting
Monday, December 10, 2001
2:30 P.M. (Eastern Time)
Pittsburgh Hilton and Towers
Gateway Center
600 Commonwealth Place
Pittsburgh, Pennsylvania 15222

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for fiscal 2001 is available without charge to stockholders upon written request to Investor Relations at the Company's headquarters.


Stock Transfer Agent & Registrar

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation and transfer procedures should be addressed to:

   EquiServe Trust Company, N.A.
   P.O. Box 43010
   Providence, Rhode Island 02940-3010
   (781) 575-3400

Allow three weeks for a reply.

Inquiries

Cable Design Technologies Corporation welcomes questions and comments from its stockholders, potential investors, financial professionals, institutional investors and security analysts. Interested parties should contact Investor Relations at the Company's headquarters by telephone at (412) 937-2300. CDT maintains a Web site at www.cdtc.com

Common Stock

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "CDT."

    The following table sets forth the high and low closing price per share of the common stock during the applicable fiscal quarters indicated. The Company did not pay cash dividends on the common stock during the periods set forth.

Fiscal 2001
--------------------------------------------------------------------------------
                                                                High       Low
--------------------------------------------------------------------------------
First                                                         $29.33    $20.25
Second                                                        $24.38    $14.00
Third                                                         $21.50    $11.30
Fourth                                                        $16.31    $12.85

Fiscal 2000
--------------------------------------------------------------------------------
                                                                High       Low
--------------------------------------------------------------------------------
First                                                         $15.92    $11.04
Second                                                        $18.67    $13.17
Third                                                         $22.88    $15.42
Fourth                                                        $25.83    $17.50

                                     [LOGO]